Received SEC

JUN 6 2008

Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: April 30, 2009
Estimated average burden hours per response. . . 0.10

[redacted]

08052212

SEC Mail Processing Section

Washington, DC

109

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

State of Israel
Exact name of registrant as specified in charter

0000052749
Registrant CIK Number

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

Exhibit C to Form 18-K for fiscal year ended December 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available

Identify the provision of Reg. S-T under which this exhibit is being filed in paper: X Rule 311 (Permitted Paper Exhibit)

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 20, 2006.

STATE OF ISRAEL

By:_____________________________f
Name: Zvi Chalamish
Title: Chief Fiscal Officer for

the Western Hemisphere
Ministry of Finance

By:_____________________________f

Name: Ran Alon

Title: Deputy Chief Fiscal Officer for

the Western Hemisphere
Ministry of Finance

STATE OF ISRAEL

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2007, pursuant to Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the State Budget Proposal for Fiscal Year 2008 (in Hebrew).

תקציב המדינה
הצעה לשנת הכספים
2008

עיקרי התקציב
ותכנית תקציב רב-שנתית

ירושלים תשרי התשס"ח אוקטובר 2007

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנת 2008. חומר נוסף הקשור לפעולות הממשלה במסגרת תקציב 2008 ניתן למצוא בחוברות המפורטות של הצעת תקציב זו.

תוכן העניינים

עמוד

חלק א: מסמכי התקציב

חלק ב: סקירה כללית

חלק ג: סקירת עיקרי הפעולות

חלק ה:תכנית תקציב רב-שנתי מונחת על שולחן הכנסת

חלק ו: נספחים

לוחות התקציב

חלק א

מסמכי התקציב

הצעת חוק התקציב לשנת הכספים 2008, התשס״ח-2007

הצעת התקציב לשנת הכספים 2008

תחזית התקבולים והמלוות לשנת הכספים 2008

אומדן הטבות המס לשנת הכספים 2008

הצעת תקציב המפעלים העסקיים לשנת הכספים 2008

הצעת חוק התקציב לשנת הכספים 2008 התשס"ח-2007

הגדרות 1. בחוק זה -

"סעיף תקציב" - סכום או מספר מִשרות הנקובים בשורת הכותרת שסימנה - קו כפול מקוטע.

"תחום פעולה" - סכום או מספר משרות הנקובים בשורת הכותרת שסימנה - קו נקודה

"תכנית" - סכום או מספר משרות הנקובים בשורה בלי סימון.

"שנת הכספים 2008" - התקופה המתחילה ביום כ"ג בטבת התשס"ח (1 בינואר 2008) והמסתיימת ביום ד' בטבת התשס"ט (31 בדצמבר 2008).

כל מונח אחר - כמשמעותו בחוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו 2. הממשלה רשאית להוציא בשנת הכספים 2008 סכום של 301,518,814 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא "הוצאה".

תקציב ההוצאה המותנית 3. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2, היא רשאית להוציא בשנת הכספים 2008, כהוצאה מותנית בהכנסה, 14,244,538 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם 4. הממשלה רשאית, בשנת הכספים 2008, למלא 59,075 משרות. חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא "שיא כוח אדם".

תקציב מפעלים עיסקיים	5.	א. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 1-3 2, היא רשאית להוציא בשנת הכספים 2008 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן - תקציב מפעלים עסקיים). חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט באותו החלק.
		ב. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4, בשנת הכספים 2008, היא רשאית למלא 18,756.5 משרות במפעלים העסקיים. חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השלישי של החלק השני של תקציב המפעלים העסקיים.
		ג. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2008, היא כמפורט בחלק הראשון של התוספת השנייה.
הוראות לעניין סעיפים מסוימים	6.	בשנת התקציב 2008 – לפי בקשת שר האוצר לגבי השימוש ברזרבה הכללית, לפי סעיף 12 לחוק יסודות התקציב, למטרה שבמסגרת הפעילות של משרד ראש הממשלה - תבוא, במקום הוועדה, ועדה מיוחדת שתמנה ועדת החוץ והביטחון של הכנסת מקרב חבריה.
תחילה	7.	תחילתו של חוק זה ביום כ״ג בטבת התשס״ח (1 בינואר 2008).
פרסום	8.	חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2008

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	סך-הכול כללי	**301,518,814**	**14,244,538**	**62,528,655**	**59,075**
חלק א:	תקציב רגיל	216,456,249	13,271,044	49,578,662	59,075
חלק ב:	תקציב פיתוח וחשבון הון	85,062,565	973,494	12,949,993	
חלק א:	**תקציב רגיל**	**216,456,249**	**13,271,044**	**49,578,662**	**59,075**
	ממשל ומינהל	**30,193,896**	**2,317,483**	**3,025,445**	**39,116**
01	נשיא המדינה	34,376	800		39.5
02	כנסת *	406,237	2,180		484
03	חברי ממשלה	96,958			
04	משרד ראש הממשלה	3,422,699	31,329	237,351	871.5
05	משרד האוצר	1,572,890	302,126	27,233	4,993.5
06	משרד הפנים	629,021	36,359	58,678	880
07	המשרד לביטחון הפנים	8,380,495	552,582	2,337,309	26,011
08	משרד המשפטים	2,011,588	605,286		3,919
09	משרד החוץ	1,408,393	53,554		1,019
11	משרד מבקר המדינה **	209,063			550
12	גמלאות ופיצויים	9,185,371	540,000		
13	הוצאות שונות	1,794,500	65,415	273,943	
14	מימון מפלגות	121,200			
19	משרד המדע, התרבות והספורט	713,752	17,381	43,500	71.5
26	המשרד להגנת הסביבה	145,366	110,471	47,431	212
68	היחידה לעניין עובדים זרים	61,987			65
	ביטחון	**48,409,108**	**3,107,625**	**31,814,894**	**1,885**
15	משרד הביטחון	48,119,230	3,053,569	31,693,000	1,738
16	הוצאות חירום אזרחיות	199,436		111,798	
17	תיאום הפעולות בשטחים	90,442	54,056	10,096	147

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2008 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
18	**רשויות מקומיות**	**3,889,017**			
	==========	=======			
	שירותי חברה	**86,194,523**	**6,959,393**	**2,895,122**	**13,520**
	=========	========	========	========	=====
20	משרד החינוך	27,577,742	1,512,418	1,465,566	1,543
21	ההשכלה הגבוהה	6,056,344			
23	משרד הרווחה	3,659,993	1,222,390	82,060	2,317
24	משרד הבריאות	15,339,871	2,988,844	176,450	8,674.5
27	העברות לביטוח לאומי	25,323,037			
25	תגמולים לנכי רדיפות הנאצים	1,934,770	1,812		58
29	משרד הבינוי והשיכון	205,442	3,500		551
30	המשרד לקליטת העלייה	1,340,190	28,345	595,896	347.5
32	תמיכות שונות	3,527,388	1,202,084	575,150	
46	חוק חיילים משוחררים	1,221,204			22
56	נציבות שוויון זכויות לאנשים עם מוגבלויות	8,542			7
	כלכלה ומשק	**7,758,458**	**886,543**	**1,843,201**	**4,054**
	=========	========	======	========	=====
33	משרד החקלאות ופיתוח הכפר	709,578	223,002	305,414	1,167
34	משרד התשתיות הלאומיות	82,646	4,954		153
35	הוועדה לאנרגיה אטומית	147,927			
36	משרד התעשייה, המסחר והתעסוקה	1,985,548	66,129	103,918	1,610.5
37	משרד התיירות	252,974	8,257	168,510	139.5
38	תמיכות בענפי משק	1,638,936	467,493	1,181,018	
39	משרד התקשורת	49,686	448		87
40	משרד התחבורה	558,354	81,440		543
41	הרשות הממשלתית למים וביוב	105,968	3,218	34,379	93.5
42	מענקי בינוי ושיכון	2,010,554	6,820	49,462	
43	המרכז למיפוי ישראל	69,390	24,482	500	253.5
54	רשויות פיקוח	146,897	300		7

הצעת התקציב לשנת הכספים 2008 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
44	**סבסוד אשראי**	**24,584**			
45	**תשלום ריבית ועמלות**	**34,523,000**			
	רזרבות	**5,463,663**		**10,000,000**	**500**
47	רזרבה כללית	5,463,663		10,000,000	500
חלק ב:	**תקציב פיתוח וחשבון הון**	**85,062,565**	**973,494**	**12,949,993**	
	תקציב פיתוח	**12,388,565**	**973,494**	**12,955,748**	
	השקעות במימשל ומינהל	**548,967**	**112,657**	**2,882,009**	
51	דיור ממשלתי	35,350	64,813	889,318	
52	משטרה ובתי סוהר	336,573	35,844	1,738,677	
53	בתי משפט	138,578	1,000	145,700	
55	אוצר	38,466	11,000	108,314	
	השקעות בשירותי חברה	**2,956,376**	**753,973**	**3,946,188**	
60	חינוך	526,883		609,101	
67	בריאות	286,292	77,423	444,913	
70	שיכון	2,143,201	676,550	2,892,174	

הצעת התקציב לשנת הכספים 2008 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	השקעות בענפי משק	**8,883,222**	**106,864**	**6,121,796**	
58	תאגידים עירוניים למים וביוב *				
73	מפעלי מים	648,378	6,000	1,032,920	
76	פיתוח תעשייה	99,897	40,000	118,397	
78	תיירות	183,388		68,950	
79	פיתוח תחבורה	5,162,472	60,000	3,834,859	
83	הוצאות פיתוח שונות	2,789,087	864	1,066,670	
84	תשלום חובות	72,674,000			

* החל בשנת 2008 יתוקצב בסעיף 73 (מפעלי מים).

תחזית התקבולים והמלוות לשנת הכספים 2008

(באלפי ש"ח)

		הצעת חוק לשנת 2008
	סך-הכול כללי	**301,518,814**
חלק א:	תקבולים שוטפים	216,456,249
חלק ב:	תקבולים ממלוות וחשבון הון	85,062,565
חלק א:	**תקבולים שוטפים**	**216,456,249**
	מסים ותשלומי חובה	191,867,183
	מסי הכנסה ורכוש	103,600,000
001	מס הכנסה	89,800,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	8,600,000
003	מס שבח	1,400,000
004	מס רכישה	3,300,000
005	מס מכירה ומס רכוש	100,000
007	מס מעסיקים	400,000
	מסי הוצאה	88,267,183
011	מכס והיטל על הייבוא	2,100,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	55,067,183
013	מס קנייה	13,400,000
015	בלו	700,000
018	מס דלק	12,000,000
020	מס בולים	
024	אגרות כלי רכב	
025	אגרות ורשיונות אחרים	5,000,000
	ריבית ורווחים	2,236,900
034	ריבית במט"ח	136,900
035	ריבית בשקלים	2,100,000

תחזית התקבולים והמלוות לשנת הכספים 2008 (המשך)

		הצעת חוק לשנת 2008
	תמלוגים	951,599
042	תמלוגים ממפעלים עיסקיים	
043	תמלוגים מאוצרות טבע	188,599
044	תמלוגים מחברות ממשלתיות	308,000
045	דיבידנדים מחברות ממשלתיות	455,000
	תקבולים שונים	2,687,037
046	החזר על חשבון תקציב שנים קודמות	27,913
047	הכנסות משירותים שונים	2,298,050
050	דמי שימוש בנכסים ממשלתיים	204,837
048	הכנסה מיועדת מעל האומדן	156,237
049	ריווחי בנק ישראל שמומשו	
	העברה מחלק ב	18,713,530
חלק ב:	**תקבולים ממילוות וחשבון הון**	**85,062,565**
	החזר השקעות והלוואות הממשלה	5,330,000
051	גביית קרן בשקלים	5,300,000
053	גביית קרן במט"ח	30,000
076	הכנסות ממכירת קרקעות מדינה	
	הפרשות לפנסיה ולפיצויים	24,483
071	הפרשות יחידות משקיות	
072	הפרשות מפעלים עסקיים	10,306
073	הפרשות לפנסיה-חברות	14,177
	הכנסות הון	4,032,000
075	הכנסה ממכירת חברות ובנקים	4,032,000

תחזית התקבולים והמלוות לשנת הכספים 2008 (המשך)

		הצעת חוק לשנת 2008
	מלוות בארץ	76,025,112
081	מלווה מהמוסד לביטוח לאומי	14,511,937
082	הכנסה מאמיסיות והפקדות	61,513,175
	מלוות ומענקים מחו"ל	18,364,500
900	מלווה עצמאות ופיתוח	4,100,000
901	בניכוי: הוצאות הפצה	-220,000
	מלוות ומענקים מארה"ב:	
902	- ביטחון	10,384,500
904	- סיוע אזרחי	
907	- מלוות אחרים	4,100,000
908	הלוואות בנקאיות	
	העברה לחלק א	-18,713,530

אומדן הטבות המס לשנת הכספים 2008

(במיליוני ש״ח)

סך הכול	**34,750**		
מסים ישירים	**30,980**		
הטבות לגורמי ייצור	**2,740**		
החוק לעידוד השקעות הון:		2,400	
- כללי			40
- משקיעי-חוץ			780
- מסלול חלופי			1,580
מחקר ופיתוח, חיפושי נפט וסרטים		-	
זיכוי לעובדי משמרות		190	
החוק לעידוד התעשייה		-	
מס מוגבל על רווחי הון (לא כולל בורסה)		150	
פחת מואץ		-	
פטור השתתפות		-	
הטבות לשוק ההון	**18,660**		
קופות גמל, נטו:		8,400	
- הטבות בעת ההפקדה			10,400
- בניכוי מסוי בעת המשיכה			-2,000
קרנות השתלמות		2,660	
הכנסה מריבית על אפיקים צמודים		3,900	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		900	
רווחי הון בבורסה		2,800	
דחיית מס בחלוקת אופציות לעובדים		-	
רווחה ופיזור אוכלוסייה	**3,380**		
פטור ממס הכנסה למלכ״ר		-	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,700	

אומדן הטבות המס לשנת הכספים 2008 (המשך)

(מיליוני ש"ח)

- קצבאות ילדים			840
- קצבאות זקנה ושארים			760
- קצבאות אחרות			100
זיכוי לעולים חדשים		30	
זיכוי בשל החזקת קרוב במוסד		30	
זיכוי להורה שילדו נטול יכולת		30	
זיכוי בשל תרומות		160	
הטבות לעיוורים ולנכים		200	
זיכוי לתושבים באזורי פיתוח		750	
זיכוי למעבידים באילת		80	
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**2,110**		
זיכוי למשפחות חד-הוריות		80	
חצי נקודת זיכוי לנשים		700	
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,300	
זיכוי בגין בן זוג לא עובד		30	
הטבות שונות במס הכנסה	**830**		
הכנסות מהימורים		230	
פטור להשכרת דירות מגורים		380	
עידוד בניית דירות להשכרה		10	
חיילים משוחררים		80	
סטודנטים		110	
ספורטאים ועיתונאים זרים		20	
קרנות וגופים מוטבים	**-**		
קרן קיסריה		-	
האקדמיה הלאומית הישראלית למדעים		-	
קרן וולף		-	
קרן המדע הדו לאומית של ארה"ב וישראל		-	

אומדן הטבות המס לשנת הכספים 2008 (המשך)

(מיליוני ש"ח)

הטבות במסי נדל"ן	**3,260**	
מס שבח מוגבל לנכסים היסטוריים		300
מס שבח מוגבל ל-25 אחוזים		160
הטבות נוספות (קרנות ריט, פינוי-בינוי ושחלוף)		-
מסים עקיפים	**3,670**	
מכס ומס קנייה	**750**	
עולים חדשים		40
תושבים חוזרים		10
תיירים ישראלים		300
חלקים לרכב (כריות אוויר ו-ABS)		200
פטור מותנה למוניות		170
פטורים מותנים אחרים		30
מס ערך מוסף	**2,920**	
פירות וירקות		1,600
שירותי תיירות		820
חוק אילת		500
אגרות	**100**	

המקור : מינהל הכנסות המדינה

הצעת תקציב המפעלים העסקיים לשנת הכספים 2008

(באלפי ש"ח)

	ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כוח אדם
	סך-הכול הכנסות	**10,579,078**		
	===========	=========		
89	מפעלי משרד ראש הממשלה ומשרד	343,515		
94	בתי חולים ממשלתיים	6,107,442		
95	נמל יפו ונמל חדרה	28,121		
98	מינהל מקרקעי ישראל	4,100,000		
	סך-הכל הוצאות	**10,579,078**	**1,379,072**	**18,756.5**
	===========	=========	========	=======
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	343,515		102
94	בתי חולים ממשלתיים	6,107,442		18,182.5
95	נמל יפו ונמל חדרה	28,121		5
98	מינהל מקרקעי ישראל	4,100,000	1,379,072	467

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

חלק ב

סקירה כללית

מדיניות התקציב לשנת 2008

היקף התקציב

- **הצעת תקציב המדינה ברוטו, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-315.8 מיליארד ש"ח.**
- **ההוצאה התקציבית לחישוב תקרת הגירעון עומדת על כ-234.1 מיליארד ש"ח.**
- **ההוצאה התקציבית לחישוב מגבלת ההוצאה עומדת על כ-235.7 מיליארד ש"ח.**

יעדי המדיניות הכלכלית והתקציב לשנת 2008

החל משנת 2004, שיעורי הצמיחה השנתיים של התוצר במשק הישראלי עומדים על כ-5 אחוזים, והם גבוהים משיעורי הצמיחה הממוצעים במדינות המפותחות. בשנים 2004 ו-2005 עמדו שיעורי צמיחת התוצר על 5.2 אחוזים ו-5.3 אחוזים בהתאמה. מגמת הצמיחה נמשכה גם בשנת 2006, ושיעור הצמיחה הגיע ל-5.2 אחוזים. תחזית הצמיחה לשנת 2007 עומדת על כ-5.4 אחוזים. במחצית הראשונה נרשמה צמיחה מהירה של 6.6 אחוזים בקצב שנתי תוך המשך הגידול במרבית מרכיבי התוצר.

למרות מלחמת לבנון השנייה, נמשכו האינדיקאטורים הכלכליים החיוביים גם בשנת 2006. הנתונים החיוביים נתמכו על ידי מדיניות פיסקלית אחראית וביטאו את אמון המשקיעים הזרים במשק הישראלי. צמיחת המגזר העסקי בקצב מהיר מזה של המשק כולו (6.3 אחוזים בשנת 2006 ו-7.9 אחוזים במחצית הראשונה של שנת 2007) מהווה ביטוי נוסף למגמה החיובית הנמשכת מאז שנת 2003 (בשנים 2004-2006 גדל התוצר הריאלי לנפש ב-3.2 אחוזים והתוצר העסקי לנפש גדל ב-4.7 אחוזים). הצמיחה לוותה בשיפור בחשבון השוטף במאזן התשלומים, בגידול בתעסוקה, בירידה באבטלה ובהיקף גבוה של השקעות זרות. להאצת הצמיחה בשנים 2006 ו-2007 תרמו גורמים שונים, ביניהם המשך מגמות חיוביות בעולם, שבאו לידי ביטוי בהתרחבות הסחר העולמי ובהיקף הפעילות בענפי הטכנולוגיה העילית.

לא ניתן להתעלם מתרומתה של המדיניות האחראית שנקטה הממשלה לצמיחת המשק בשנים האחרונות. המדיניות שהתוותה הממשלה הובילה להקטנת שיעורי הגירעון והחוב מהתוצר, וכפועל יוצא תרמה רבות לירידה באי הוודאות ולהגברת האמינות. במקביל, יישום החלטות הממשלה על סדרי העדיפויות בתקציב, הובילו להרחבת ההשקעות בתשתיות הפיזיות ובהון האנושי ולהגדלת ההוצאה בתחומים חברתיים בסכומים ניכרים.

תחזית הצמיחה לשנת 2008, אשר משקפת שיעור צמיחה גבוה משיעורי הצמיחה החזויים ברוב מדינות המערב, נתמכת על ידי המשך התרחבות הסחר העולמי, הרפורמות המבניות שבוצעו בכלכלה הישראלית, המשך יישום מדיניות

שיעור הצמיחה בישראל ובמדינות המפותחות*

באחוזים, שנה לעומת קודמתה


צמיחה בישראל
צמיחה במדינות המפותחות
אחוזים
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007**
2008**
שנה

* ממוצע משוקלל לפי היקף הייצוא: ארה"ב – 44%, איזור היורו – 37%, יפן – 4%, בריטניה – 8%, טיוואן, קוריאה, סינגפור והונג קונג – 7%

** אומדן משרד האוצר

מקור: הלשכה המרכזית לסטטיסטיקה, קרן המטבע, ה- Economist, עיבודי משרד האוצר

פיסקאלית אחראית (המובילה לירידת שיעור החוב הציבורי מהתוצר), היעדר לחצים אינפלציוניים, עודף מתמשך בחשבון השוטף במאזן התשלומים וסביבת ריבית ריאלית התומכת בצמיחה.

למרות האמור, שיעור החוב הציבורי של מדינת ישראל עדיין גבוה משמעותית משיעור החוב במדינות המפותחות, ובד בבד – התוצר לנפש בישראל עדיין נמוך בהשוואה למדינות האלה. לפיכך נדרש להמשיך ולדבוק במדיניות פיסקאלית אחראית במקביל לקידום רפורמות מבניות יסודיות, וזאת כדי להמשיך בהשגת יעד של לפחות 3 אחוזי צמיחה לנפש בחמש השנים הקרובות. יש לציין כי במשק הישראלי יש פוטנציאל צמיחה שטרם מומש במלואו.

התכנית הכלכלית להמשך ביסוס הצמיחה ולחיזוק אוכלוסיות חלשות בשנת 2008, באה כהמשך ישיר לצעדי המדיניות הכלכלית שננקטו עד כה. כדי לשמר את הישגי חמש השנים האחרונות ולבסס צמיחה בת-קיימא לאורך שנים, יש צורך במדיניות עקבית וארוכת טווח. מדיניות זו תבסס את כלכלת ישראל כמשק חופשי ודינאמי, בעל שירות ציבורי יעיל יותר וסקטור פרטי תחרותי המספק מקומות תעסוקה, שירותים ומוצרים זמינים במחירים נמוכים לאזרחי ישראל.

משמעותה של צמיחה עקבית ובת קיימא היא הגדלת ההכנסה והתוצר לנפש וסגירת פערים מול מדינות העולם, תוך כדי המשך התהליך של מעבר מאבטלה לתעסוקה והגדלת שיעור ההשתתפות בכוח העבודה.



תוצר לנפש - ישראל ומדינות ה-OECD
שנת 2006, מותאם למחירי תוצר וכוח קנייה, מדד ארה"ב = 100
200
180
160
140
120
100
80
60
40
20
0
176
120
100
89
86
82
82
79
78
77
75
73
72
72
66
65
64
54
48
42
40
34
19

מדיניות תקציבית אחראית

עיקרון מנחה במסגרת המדיניות הרב שנתית הוא המשך יישום המדיניות הפיסקאלית האחראית באמצעות הגבלת הגידול בהוצאה הממשלתית. הוצאות הממשלה הרחבה כאחוז מהתוצר בשנת 2002, הגיעו לשיעור גבוה של 52.2 אחוזים כתוצאה מהמיתון במשק ומתוך הצורך להגדיל את תקציב הביטחון. עם יישום התכנית הכלכלית בשנים 2003 ו-2004, קטנו הוצאות הממשלה כאחוז מהתוצר. בעקבות הצעדים הנוספים שננקטו בשנים 2005 ו-2006 ועל רקע ההתאוששות הכלכלית, חלה ירידה נוספת בהוצאה הממשלתית כאחוז מהתוצר. בשנת 2006 עמדו הוצאות הממשלה הרחבה על 46.2 אחוזי תוצר. למרות השיפור היחסי, נתון זה עדיין ממקם את ישראל כמדינה עם הוצאה ציבורית גבוהה ביחס למדינות אחרות. כך למשל עמדה ההוצאה הציבורית הממוצעת במדינות OECD בשנת 2006 על 42.4 אחוזי תוצר (ממוצע רגיל), כ-3.8 אחוזים פחות משיעור ההוצאה הציבורית בישראל.

הוצאות הממשלה הרחבה*

כאחוז מהתוצר, השוואה בין-לאומית, 2006


אחוזי תוצר
65
60
55
50
45
40
35
30
25
55.5
53.7
51.1
50.1
49.1
49.0
48.5
45.7
46.2
46.1
45.8
45.1
43.3
42.4
41.9
41.4
40.6
40.4
39.5
39.5
38.5
37.3
36.7
36.4
36.3
35.0
34.1
34.0
29.9
שבדיה
צרפת
הונגריה
איטליה
אוסטריה
בלגיה
פינלנד
הולנד
ישראל
פורטוגל
גרמניה
בריטניה
פולין
ממוצע OECD
לוקסמבורג
קנדה
ניו זילנד
ספרד
סלובקיה
יפן
שוויץ
אוסטרליה
קוריאה

מקור: הלשכה המרכזית לסטטיסטיקה, OECD, עיבודי משרד האוצר

* ממשלה רחבה – על פי הגדרות אמנת מאסטריכט, הממשלה בצירוף רשויות מקומיות, מלכ"רים, קופות חולים, ועוד

ריסון הגידול בהוצאה הצבורית והקטנת שיעור החוב הציבורי

בעקבות מהלכים לריסון ההוצאה הציבורית במהלך השנים 2007-2003 והריביות הנמוכות יחסית בארץ ובעולם, שיעור ההוצאה הציבורית מהתוצר ירד בצורה ניכרת (במונחים מוחלטים סך ההוצאה הציבורית גדל), במקביל לגידול ניכר בצריכה הפרטית.

אולם על אף השיפור, ישראל עדיין מפגרת אחר המדינות המתקדמות. גם בניכוי הוצאות הביטחון, ההוצאה הציבורית בישראל גבוהה בהשוואה למדינות אלה. יחס החוב מהתוצר, שעמד בשנים 2005 ו-2006 על 95.9 ו-86.7 אחוזי תוצר בהתאמה, היה גבוה משמעותית מממוצע מדינות ה-OECD שעמד בשנת 2006 על 58.0 אחוזי תוצר בלבד. יש להדגיש כי החוב הציבורי הגבוה פוגע קשות ביכולתה של הממשלה להקצות משאבים בהיקפים משמעותיים לנושאים שונים כגון: חינוך, רווחה, תעסוקה, בריאות ועוד. כך למשל, אילו יחס החוב תוצר היה עומד על 60 אחוזי תוצר (כפי שנדרש באמנת מאסטריכט), היו מתפנים בשנת 2006 כ-13 מיליארד ש"ח מתשלומי הריבית לתקצוב נושאים שונים. ליחס חוב תוצר נמוך יש השפעות נוספות, כגון: הורדת ריבית לטווח ארוך, הקטנת עלויות ייצור, שיפור התדמית והדירוג בפני משקיעים זרים, הגברת היציבות, שכלול שוק ההון והאפשרות לנקוט פעילות אנטי מחזורית.


החוב הציבורי – השוואה בין-לאומית
אחוזי תוצר, 2006
אחוזי תוצר
0
20
40
60
80
100
120
140
160
180
200
179.3
119.9
92.5
90.7
86.7
75.0
73.2
73.2
71.4
68.9
68.5
61.5
59.7
59.1
58.0
53.9
49.8
47.1
45.6
46.2
41.3
37.0
35.6
34.7
31.5
30.4
26.5
24.8
16.1
9.8
מקור: בנק ישראל, OECD, עיבודי משרד האוצר

יחס החוב תוצר צפוי לעמוד בסוף שנת 2007 על כ-81.7 אחוזי תוצר. על פי התחזיות לשנת 2008, אשר מבטאות צמיחה של 4.2 אחוזים וגירעון של 1.6 אחוזי תוצר, יעמוד החוב בשנת 2008 על כ-79.7 אחוזי תוצר. חשוב לחזור ולציין שעל אף מגמת הירידה בשיעור החוב, הוא עדיין גבוה יחסית למדינות ה-OECD. כדי לסגור את הפער הקיים, נדרש להמשיך ולשמור על מדיניות של ריסון הגידול בהוצאה הממשלתית במהלך השנים הבאות.

הקטנת החוב הציבורי מקבלת משנה תוקף בתקופה הנוכחית, בה נבחנת הצטרפותה של מדינת ישראל למדינות ה-OECD.


החוב הציבורי הפנימי והחיצוני: 1998-2008
באחוזי תוצר
אחוזי תוצר
חיצוני
פנימי
120
100
80
60
40
20
0
103.3
97.5
87.1
91.9
99.8
101.7
99.9
95.9
86.7
81.7
79.7
75.6
71.4
64.0
67.9
74.0
76.6
75.3
71.2
65.3
60.9
58.2
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
2008*
מקור: בנק ישראל, הלשכה המרכזית לסטטיסטיקה, עיבודי משרד האוצר
* אומדן משרד האוצר – יתרת חוב לסוף
תקופה במחירים ממוצעים ביחס לתמ"ג

תקרת גירעון של 1.6 אחוזים בשנת 2008

המשך תהליך הפחתת שיעור הגירעון הממשלתי מהתוצר משדר למגזר העסקי מסר של יציבות ואחראיות מצד הממשלה, ומֵקל עליו במימון השקעותיו. במרבית המדינות המפותחות צומצם, בשנים האחרונות, הגירעון הממשלתי באופן ניכר וחלקן אף נמצאות בעודף תקציבי. כדי להמשיך במדיניות צמצום הגירעון הממשלתי, צפוי שיעורו לעמוד בשנת 2008 על 1.6 אחוזים. משנת 2009 ואילך (על פי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית) לא תעלה תקרת הגירעון על אחוז תוצר.

הגירעון בתקציב (ללא אשראי) כאחוז מהתוצר: 2008-1998


תקרת גירעון מתוכננת
גירעון בפועל
6%
5%
4%
3%
2%
1%
0%
2.4
2.2
2.0
2.3
2.3
0.7
1.8
4.2
3.9
3.6
3.0
5.4
4.0
3.7
3.4
1.9
3.0
0.9
2.9
0.5
1.6
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
2008*
מקור: אגף התקציבים
* אומדן

תעסוקה

הצמיחה המהירה של התוצר העסקי, יחד עם מדיניות הממשלה לצמצום מספר העובדים הזרים והחמרת התנאים לקבלת דמי אבטלה וקצבאות הבטחת הכנסה, תרמו להגדלת מספר המועסקים הישראלים ולעלייה בשיעור ההשתתפות בכוח העבודה.

שיעור האבטלה, שהגיע לשיא של 10.9 אחוזים במחצית השנייה של 2003, ירד ל-9.0 אחוזים בממוצע שנתי בשנת 2005, ול-8.4 אחוזים בשנת 2006. ברבעון הרביעי של 2006 הגיע שיעור האבטלה ל-7.8 אחוזים וברבעון הראשון והשני של 2007, הגיע ל-7.7 ול-7.6 אחוזים בהתאמה, השיעור הנמוך ביותר מאז 1997.

אחד הגורמים שסייעו לירידה בשיעור האבטלה הוא תכנית מהל״ב, אשר יישומה החל באוגוסט 2005 ובמהלכה שיפרו 23 אחוזים מן המשתתפים את מצבם התעסוקתי (שיעור הגבוה משמעותית מהשיעור במדינות אחרות בהן יושמה תכנית דומה).

כמו כן נמשכה מגמת השיפור בשיעור ההשתתפות בכוח העבודה, שעלה מ-54.5 אחוזים בשנת 2003 ל-55.6 אחוזים בשנת 2006 ול-56.6 אחוזים ברבעון השני של שנת 2007. על אף מגמת השיפור בשיעור ההשתתפות, נתון זה עדיין נמוך משמעותית ביחס למדינות המפותחות. לדוגמה, בשנת 2005 עמד שיעור ההשתתפות בארצות הברית על 66 אחוזים, באוסטרליה על 65.4 אחוזים, בבריטניה על 63.1 אחוזים ובקנדה על 67 אחוזים.


12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
57.50%
57.00%
56.50%
56.00%
55.50%
55.00%
54.50%
54.00%
53.50%
53.00%
52.50%
שיעור האבטלה
שיעור ההשתתפות
8.8
9.4
10.3
10.7
10.4
9.0
8.4
7.5
7.2
54.2
54.3
54.1
54.5
54.9
55.2
55.6
56.5
57.2
2000
2001
2002
2003
2004
2005
2006
2007*
2008*
מקור: הלשכה המרכזית לסטטיסטיקה, עיבודי משרד האוצר
שיעור האבטלה
שיעור ההשתתפות
* תחזית
שיעור ההשתתפות ושיעור האבטלה בישראל: 2000 – 2008

הגידול במספר המועסקים בשנים 2005 ו-2006 עמד על 3.9 ו-3.2 אחוזים בהתאמה, רובם במשרה מלאה. הגידול במספר המועסקים מתרכז ברובו במגזר העסקי (גידול של 3.7 אחוזים במגזר העסקי ו-2.0 אחוזים בשירותים הציבוריים). ברבעון הראשון בשנת 2007 גדל מספר המועסקים ב-5.2 אחוזים בהשוואה לרבעון הרביעי של 2006 (במונחים שנתיים).

בשנת 2007 צפוי שיעור הגידול בתעסוקה לעמוד על 3.7 אחוזים, בעוד ששיעור האבטלה הממוצע צפוי לרדת ל-7.5 אחוזים. כדי להמשיך במגמת השיפור בתחום התעסוקה גם בשנת 2008, יש להמשיך לנקוט במדיניות תומכת צמיחה בדגש על הגדלת שיעור ההשתתפות בכוח העבודה, וזאת באמצעות המשך נקיטת צעדים לעידוד תעסוקה בקרב האוכלוסיות החלשות, לרבות יישום תכנית מס הכנסה שלילי וצמצום מספר העובדים הזרים.

בשנים האחרונות שמה מדיניות הממשלה דגש על נושא צמצום מספר העובדים הזרים. יישום הדו"ח הבין-משרדי לתכנון שיטת העסקתם של עובדים זרים, הוביל ליצירת שיטת העסקה חדשה בענף הבניין – שיטת התאגידים, אשר יישומה מאפשר את הגברת הפיקוח והבקרה על מספר העובדים הזרים בענף הבניין ועל אופן העסקתם. כמו כן, הקטנת מכסות עובדים זרים (למעט סיעוד וחקלאות), בד בבד עם הגברת האכיפה ושיתוף הפעולה בין הרשויות השונות סייעו בהקטנת מספר העובדים הזרים בישראל. בשנת 2008 ייכנסו ענפי הסיעוד והחקלאות למבנה העסקה הדומה לשיטת התאגידים, באמצעות הטלת חיוב לשימוש בלשכות תיווך פרטיות, במקרה של העסקת עובדים זרים בענפים הללו.


מספר עובדים זרים – חוקיים ולא חוקיים
באלפים
יו"ש ועזה – חוקיים ולא חוקיים
מחו"ל – לא חוקיים
מחו"ל – חוקיים
299
292.7
284.9
260.2
235.1
230.6
235.0
350
300
250
200
150
100
50
0
אלפים
2000
2001
2002
2003
2004
2005
2006
שנה
מקור: הלשכה המרכזית לסטטיסטיקה

מימון הוצאות חד פעמיות בגין מלחמת לבנון השנייה

בעקבות מלחמת לבנון השנייה, הוגדלה ההוצאה בשנים 2007 ו-2008 באופן חד פעמי. מסגרת התקציב לשנת 2007 הוגדלה בהיקף של 3.5 מיליארד ש"ח, מתוכם 2.7 מיליארד ש"ח לתקציב מערכת הביטחון ו-0.8 מיליארד ש"ח לחיזוק הצפון. תוספת חד פעמית זו מהווה הגדלת ההוצאה בשיעור של כ-1.6 אחוזים נוספים מעבר למגבלת ההוצאה לשנת 2007. בשנת 2008 תעמוד התוספת החד פעמית בגין מלחמת לבנון השנייה על סך של 2.2 מיליארד ש"ח, המהווים גידול נוסף של 1 אחוז מעל מתווה הגידול הקבוע בחוק. מתוכם יוקצו כ-1.7 מיליארד ש"ח למערכת הביטחון וכחצי מיליארד ש"ח לחיזוק הצפון. החל בשנת 2009 יחזור תקציב המדינה לתוואי גידול ריאלי של 1.7 אחוזים בלבד, ללא תוספות חד פעמיות.

תכנית ההתנתקות

ההוצאה בגין מימון תכנית ההתנתקות עד לסוף שנת 2007 נאמדת בכ-7 מיליארד ש"ח, ועלותה הכוללת נאמדת בכ-9.5 מיליארד ש"ח.

לשם מימון הוצאות נוספות בגין תכנית ההתנתקות, החליטה הממשלה בהחלטה מספר 2273 מיום 12 באוגוסט 2007 להגדיל את תקציב המדינה לשנת 2008 בחצי אחוז נוסף, מעבר למתווה של 1.7 אחוזים הקבוע בחוק (כפי שנעשה בתקציב המדינה לשנת 2007). הגידול האמור מהווה תוספת חד פעמית בסכום של 1.1 מיליארד ש"ח.

פיתוח תשתיות

רמת הצמיחה במשק מושפעת לאורך זמן מהיקף התעסוקה והפריון במשק וכן ממלאי ההון היצרני והתשתיות. לפיכך, הגדלת ההשקעה בתשתיות מהווה נדבך מרכזי בצמיחה יציבה ובת קיימא במשק.

התכנית הכלכלית כללה עד כה פיתוח מואץ של תשתיות במשק, בעיקר בתחומי התחבורה והמים. בתחום התחבורה ניתן לזהות גידול משמעותי בהיקף ההשקעות ובמספר הפרויקטים, ביניהם פרויקטים בשיתוף הסקטור הפרטי. בתחום פיתוח הכבישים הבין-עירוניים והעירוניים מושקעים תקציבים נרחבים במסגרת תכנית חומש בהיקף העומד על כ-17 מיליארד ש״ח, אשר אושרה על ידי הממשלה לביצוע באמצעות החברה הלאומית לדרכים (מע״צ החדשה) ואגף תחבורה יבשתית במשרד התחבורה. ההשקעה בתחום הרכבת מתבססת על הסכם הפיתוח שנחתם בשנת 2004, שבבסיסו הקצאת 20 מיליארד ש״ח למשך שש שנים, מתחילת שנת 2003. עם זאת, נוכח בעיות בגיוס ההון, חריגה מלוחות הזמנים וגידול משמעותי באומדני עלויות הפרויקטים, החליטה הממשלה על הארכת תקופת הפרוייקט עד לשנת 2013 ועל הגדלת המסגרת התקציבית עד לסכום של 29.5 מיליארד ש״ח תוך תקצוב פרויקטים משלימים, בהם תוספת לרכש הציוד הנייד האמור ובכפוף לחתימת הסכם פיתוח מחודש עם חברת הרכבת.

בנוסף לפרויקטים התקציביים, מקודמים מספר פרויקטים במשותף עם הסקטור הפרטי, וביניהם: פרויקט הרכבת הקלה בירושלים, פרויקט הרכבת הקלה בתל-אביב, כביש הרוחב מס׳ 431, כביש הרוחב מס׳ 531 והמשך הקטע הצפוני בכביש חוצה ישראל (קטע 18) עד מחלף אליקים (הקטעים הדרומיים, קטע 19 וקטע 20, מקודמים תקציבית) בעלות של למעלה מ-980 מיליון ש״ח.

מלבד ההשקעות בתשתית המסילתית ובתשתית הכבישים, מסתיימות העבודות בפרויקט נמל היובל באשדוד, וכן החלה הקמתו של שלב א׳ בנמל הכרמל בחיפה.

פיתוח תשתיות מים מבוצע, בין היתר, במסגרת תכנית הסיוע למפעלים להשבת קולחין לחקלאות. כיום קיימים כ-80 פרויקטים ביזמות פרטית בשלבי תכנון או ביצוע שונים, בהיקף של כ-2 מיליארד שקלים. חלקה של המדינה בהשקעות אלו יעמוד על כ-1.2 מיליארד שקלים עם סיום הפרויקטים.

מסגרות התקציב לשנת 2008

בסיס ההוצאה התקציבית לשנת 2008 לחישוב מגבלת ההוצאה עומדת על 232.4 מיליארד ש״ח, ומהווה גידול ריאלי של 1.7 אחוזים, ביחס לתקציב 2007 בניכוי ההוצאות החד פעמיות. לשם מימון הוצאות החד פעמיות בגין מלחמת לבנון השנייה ותכנית ההתנתקות, כאמור לעיל, ניתנו תוספות של 2.2 מיליארד ש״ח ו-1.1 מיליארד ש״ח בהתאמה. לפיכך, ההוצאה הכוללת לחישוב מגבלת ההוצאה, תעמוד בשנת 2008 על כ-235.7 מיליארד ש״ח והגירעון החזוי בגינה יעמוד על 1.6 אחוזי תוצר, וזאת תחת הנחת צמיחה של 4.2 אחוזים.

סדרי עדיפויות בתקציב המדינה

תקציב המדינה הינו כלי מדיניות עיקרי ביישום מדיניות הממשלה והחלטותיה. בחינת ההקצאה התקציבית, מאז כינון הממשלה הנוכחית, לרבות הצעת התקציב לשנת 2008, מלמדת כי בראש סדרי העדיפות עומדים הנושאים כדלקמן: חינוך, ביטחון והקצאות תקציביות לצמצום הפערים בחברה הישראלית.

חינוך

שנת 2008 הינה "שנת החינוך". במסגרת הצעת התקציב לשנת 2008 יוקצו כ-1.5 מיליארד ש״ח לתחילת יישום הרפורמה בחינוך, וכ-720 מיליון ש״ח לתחילת יישום הרפורמה בהשכלה הגבוהה (מותנה באישור הממשלה). ביישום המלא של הרפורמות, יגדל תקציב משרד החינוך בכ-5 מיליארד ש״ח ותקציב ההשכלה הגבוהה בכ-1.4 מיליארד ש״ח. מעבר לכך, ישנן תוספות בנושאים שונים, ביניהם בניית 8,000 כיתות לימוד עד שנת 2011 והנגשת מוסדות חינוך.

צמצום פערים חברתיים

מאז כינון הממשלה, הוקצו משאבים תקציביים ניכרים להגדלה ריאלית של ההשקעה בשירותים החברתיים, לשם שיפור השירות לאזרח וצמצום הפערים.

להלן פירוט עיקרי ההקצאות התקציביות שהוקצו מאז כינון הממשלה ואלה שתוקצבו בהצעת התקציב לשנת 2008:

תוספת של כ-1.8 מיליארד ש״ח הוקצתה לתקציבי הרווחה: קצבאות זקנה, השלמת הכנסה לקשישים וסיעוד – 680 מיליון ש״ח; ביטול מבחני הכנסה למשפחות שכולות – 115 מיליון ש״ח; תוספות לניצולי שואה – 540 מיליון ש״ח ועוד.

תקציבי הבריאות גדלו מאז הקמת הממשלה ועד שנת 2007 בהיקף של כ-900 מיליון ש״ח, ומרבית הסכום (760 מיליון ש״ח) הוקצה לשם הגדלת סל התרופות. במסגרת דיוני התקציב לשנת 2008, חתמו שרי הבריאות והאוצר על הסכם לשנים 2008-2010, במסגרתו סוכם על תוספת תקציבית של 1,050 מיליון ש״ח נוספים לתוספת ולשדרוג טכנולוגיות בסל הבריאות, להנחות לקשישים ולחולים כרוניים ברכש תרופות בהיקף של 50 מיליון ש״ח ולנושאים נוספים, כגון: שיקום נכי נפש בקהילה – 20 מיליון ש״ח, בריאות הציבור – 50 מיליון ש״ח, פיתוח ושדרוג תשתיות בבתי החולים – 350 מיליון ש״ח ועוד.

בתחום התעסוקה וקליטת העלייה ניתנה תוספת בגובה של כ-1.6 מיליארד ש״ח. עיקרי התוספות הם: העלאת שכר המינימום – 900 מיליון ש״ח (עלות תקציבית), מעונות יום – 165 מיליון ש״ח, אכיפת חוקי עבודה – 23 מיליון ש״ח, חינוך מקצועי לנוער – 31 מיליון ש״ח ועוד.

הממשלה אימצה את תכנית האג'נדה הכלכלית-חברתית לשנים 2010-2008, ויישום התכנית הוטל על ועדה בין-משרדית בראשות מנכ"ל משרד האוצר. התכנית הרב שנתית מטפלת בצמצום הפערים החברתיים בעיקר באמצעות העלאת שיעור התעסוקה במשק.

תקציב הביטחון

בהתאם לדו"ח ועדת ברודט יוגדל תקציב הביטחון בשנת 2008 בסכום של 2.9 מיליארד ש"ח לעומת התקציב המקורי לשנת 2007. סכום של 200 מיליון ש"ח נוספים יופנו לנושאים ביטחוניים אחרים. דו"ח ברודט קובע גידול נוסף בתקציב הביטחון, במהלך עשר השנים הבאות, וכן מחייב את מערכת הביטחון לבצע צעדי התייעלות פנימיים.

בהתאם למתווה האמור, יגדל תקציב הביטחון במצטבר בין השנים 2017-2008 בכ-100 מיליארד ש"ח. המקורות לגידול האמור הינם תוספת תקציבית בסכום של 46 מיליארד ש"ח, התייעלות מערכת הביטחון בסכום כולל של 30 מיליארד ש"ח ותוספת צפויה של סיוע אמריקני נוסף בסכום של 24 מיליארד ש"ח (בהתאם לסיכום עם המימשל האמריקני).

לצורך עמידה ביעדי התקציב ובמגבלת ההוצאה, בהחלטת הממשלה מספר 2264 מיום 12 באוגוסט 2007, אישרה הממשלה פרישה בסך של 1.3 מיליארד ש"ח מתוך הסכום האמור משנת 2008 לשנים הבאות.

המשך הרפורמות המבניות במשק

מנוע צמיחה חשוב הוא המשך הנהגת שינויים מבניים המגדילים את דרגות החופש והפעילות הכלכלית. בשנת 2008 יקודמו שינויים מבניים שמטרתם לייעל את השירות הממשלתי, להגביר את התחרות בסקטור העסקי, להוריד מחירי מוצרים ושירותים, לעודד יציאה לעבודה ולהגביר את ההשקעות במשק.

הרפורמות המרכזיות לשנת 2008

- **רפורמה בחינוך**

תחילת יישום הרפורמה במערכת החינוך אשר תיפרש על שש שנים בעלות תקציבית כוללת של כ-5 מיליארד ש"ח.

היבטים מרכזיים ברפורמה:

שינוי מבנה שבוע העבודה של המורים (תוספת שעות עבודה ושהייה).

קביעת מבנה שכר חדש למורים ולמנהלים.

שינוי הליך הפיטורין הפדגוגיים והעצמת סמכויות מנהל בית הספר.

- **ההשכלה הגבוהה**

במהלך שנת 2007, מינו ראש הממשלה, שרת החינוך ושר האוצר ועדה לבחינת מערכת ההשכלה הגבוהה בראשותו של מר אברהם (בייגה) שוחט.

המלצות הוועדה הוגשו לממשלה ב- 16 ביולי 2007, וביניהן:

עידוד המחקר האקדמי – הגדלת ההקצאה התחרותית, מיקוד אוניברסיטאות בלימודי מחקר ושיפור התשתיות.

עידוד מצוינות אקדמית – השבת מדענים מחו"ל ותמריצי שכר דיפרנציאליים.

שיפור איכות ההוראה והמחקר – מענקי הצטיינות, בקרת איכות.

עידוד שיתופי פעולה בין מוסדות ובתשתיות.

העלאת שכר הלימוד לצד הרחבת מענק הסיוע.

הגדלת ההקצאה התקציבית למערכת ההשכלה הגבוהה.

אם תאמץ הממשלה את הדו"ח, צפוי להיחתם סיכום רב שנתי חדש עבור השנים תשס"ח-תשע"ג – 2008-2013, בין הוועדה לתכנון ותקצוב (ות"ת) לבין משרד האוצר.

- **המשך הרפורמה בענף העובדים הזרים**

המשך מדיניות הקטנת מספר העובדים הזרים על ידי ייקור עלות העסקתם והגברת האכיפה על עובדים זרים לא חוקיים ועל מעסיקיהם.

- **שילוב אימהות בשוק העבודה**

הגדלת היצע מעונות היום והעמקת הסבסוד על פי מבחני הכנסה.

- **הסרת חסמים במשק האנרגיה – עידוד יצרני חשמל פרטיים**

קביעת כללי רגולציה התומכים בייצור חשמל פרטי

הסרת חסמי כניסה לפעילות במשק.

- **קידום התחרות בשוק הגפ"מ (גז פחממני מעובה – גז בישול ביתי)**

הסרת חסמי מעבר של לקוחות בין ספקי הגז השונים

הגדלת שטחי האחסון לגפ"מ מיובא.

- **רגולציה במשק המים – שיפור השירות לצרכן**

הסמכת רשות המים לקבוע אמות מידה לשירותי מים; דיווחים של ספקי המים לרשות המים ולצרכנים; קנסות על אי אמידה בסטנדרטים שנקבעו; וכלים נוספים שיאפשרו פיקוח יעיל על ספקי המים הן בצד העלויות והן בצד הסטנדרטים שנקבעו.

- **ייעול שירותי המים והביוב לצרכן העירוני**

הסדרת הפיקוח על פעילות ספקי המים

מתן תמריצים להקמת תאגידי מים וביוב.

- **קידום התחרות בשוק הטלקום**

עידוד מפעילים וירטואלים בתחום הטלפוניה הניידת

הגדלת חופש הבחירה של הצרכן בתחום הטלפוניה הנייחת.

- **המשך קידום התחרות בתחבורה הציבורית**

קביעת לוח זמנים מוגדר להוצאת יתרת קווי התחבורה הציבורית להליך תחרותי

הפחתת תעריפים ושיפור רמת השירות.

- **שידורי הטלוויזיה הפתוחים – שיפור השירות לצרכן**

הנגשת שידורי הטלויזיה הפתוחים (ערוץ 1, ערוץ 33, ערוץ 2, ערוץ 10 וערוץ הכנסת) הממומנים על ידי הציבור (באמצעות תשלום אגרת רשות השידור, חשיפה לפרסומות ותקציב המדינה - במקרה של ערוץ הכנסת) לכלל הציבור באמצעות מערך הפצה אחוד העושה שימוש יעיל יותר במשאבי תדר וקרקע, ומביא לאיכות שידור משופרת.

- **הקדמת מועד הגשת הצעת התקציב לכנסת ואישורה לא יאוחר מיום 31 בדצמבר**

הצעת תקציב המדינה לשנת 2009 תונח על שולחן הכנסת לא יאוחר מיום 30 בספטמבר.

הצעות התקציב החל משנת 2010 תוגשנה לאישור הכנסת לא יאוחר מיום 31 באוגוסט, וזאת לעומת ה-31 באוקטובר כיום.

החל מאישור התקציב לשנת 2009, אי קבלת חוק התקציב עד תום השנה החולפת יביא להתפזרות הכנסת.

- **הגברת התחרות במערך קופות החולים**

הקמת קופת חולים חמישית שתפעל בהתאם לעקרונות חוק ביטוח בריאות ממלכתי. הקופה תחזיק בבית חולים כללי, על מנת להקטין את כשלי השוק במערכת הבריאות.

- **העברת אחריות לטיפול רפואי בנפגעי תאונות הדרכים לקופות החולים**

העברת אחריות לטיפול רפואי לנפגעי תאונות הדרכים לקופות החולים תוך השארת האחריות לשירותים שלא נכללים בסל הבריאות בידי חברות הביטוח.

ביטול כפל התקורות בקופות החולים ובחברות הביטוח הנובע מאיתור מבוטחים והתדיינויות משפטיות.

- **אכיפת חוקי עבודה**

תגבור האגף לאכיפת חוקי עבודה במשרד התעשייה, המסחר והתעסוקה במשאבים ובכוח אדם, לצורך הגברת האכיפה כנגד מפרי חוקי עבודה ובראשם חוק שכר מינימום.

הבטחת זכויות עובדים והגנה מפני פגיעה בגובה השתכרותם.

צמצום התמריץ לעבירות על חוקי עבודה כאמצעי להוזלת תשומת העבודה והגברת השוויון והתחרות ההוגנת בין מעסיקים בענפים עתירי עבודה.

פנסיה תקציבית

אחד מן המרכיבים העיקריים בהשפעתם על ההוצאה הציבורית הנוכחית, קל וחומר לגבי ההוצאה העתידית, הוא הפנסיה התקציבית. בסוף שנת 2006 נאמדה החבות האקטוארית של ממשלת ישראל לבדה, לעובדיה המבוטחים בפנסיה תקציבית, ובכלל זה חיילים המשרתים בשירות קבע ונושאי משרה בפנסיה תקציבית, בערך נוכחי של כ-367 מיליארד ש"ח (לא כולל זכויות אשר עתידות להיצבר בגין האוכלוסייה הקיימת). הערך הנוכחי הכולל זכויות העתידות להיצבר בגין האוכלוסיות האמורות נאמד בכ-470 מיליארד ש"ח. מעבר לכך, שיעורי הגידול בתקציבים המיועדים לתשלומים בגין פנסיה תקציבית גבוהים משמעותית משיעור הגידול הצפוי בתקציב המדינה. לפיכך, חלק ההוצאה לגמלאות בתקציב צפוי לעלות באופן משמעותי על חשבון חלקם היחסי של נושאים אחרים בעלי חשיבות, כגון: חינוך, בריאות, רווחה, תשתיות ואחרים. החבות האקטוארית המוצגת לעיל משקפת את המצב לאחר מניעת הצטרפות מבוטחים חדשים לאוכלוסייה המבוטחת בפנסיה תקציבית, ומבהירה כי השינויים שנעשו מנעו את החרפת הבעיה, אך לא נתנו מענה הולם לפתרון סוגיה זו שיש לה משמעויות משקיות ותקציביות כבדות משקל.

בנוסף לאמור לעיל, יש להביא בחשבון התחייבויות אקטואריות של גופים נוספים כגון: רשויות מקומיות, אוניברסיטאות וכדומה.

לפיכך, במסגרת החלטת הממשלה מספר 2264 מיום 12 באוגוסט 2007, אישרה הממשלה הקמת ועדה ציבורית אשר תבחן את הסוגיה במטרה לגבש המלצות להתמודדות עמה, וכל זאת בהתחשב ביכולתו של המשק הלאומי.


אומדן התפתחות תשלומי פנסיה תקציבית - ממשלה, מורים ומערכת הביטחון
במיליוני ש"ח
מיליוני ש"ח
שנה

סיכום

החל משנת 2003, מיישמת ממשלת ישראל את התכנית הכלכלית להבראת המשק, על מנת להשיג שיפור מתמיד ברמת החיים של כלל אזרחי ישראל באמצעות צמיחה בת קיימא. יישום התכנית מתבסס על שלושה שלבים עיקריים: בלימת ההידרדרות הכלכלית, מעבר לצמיחה ויצירת תנאים הכרחיים לביסוס הצמיחה ולחיזוק האוכלוסיות החלשות.
כלי המדיניות העיקריים המלווים את יישום התכנית הם רפורמות מבניות והגדלה מבוקרת של הוצאות הממשלה על ידי הגבלת הגידול בסקטור הציבורי, בד בבד עם רפורמה במסים. בשנים האחרונות הוגבר השימוש בכלים מעודדי צמיחה נוספים שהעיקריים בהם הינם: השקעה בתשתיות תחבורתיות, השקעה בהון אנושי והמשך נקיטת צעדים ורפורמות לחיזוק חברתי.

לא ניתן להתעלם מהשיפור במדדים הכלכליים במשק במהלך השנים בהן מיושמת התכנית: שיעורי הצמיחה הגבוהים, הירידה באבטלה והגידול בשיעור ההשתתפות בכוח העבודה. אינדיקאטורים נוספים לביסוס הצמיחה ניתן לראות בהשפעה הנמוכה של מלחמת לבנון השנייה על הצמיחה בשנת 2006, קידום הליך קבלתה של מדינת ישראל ל-OECD, המשך כניסת משקיעים זרים, שיפור בדירוג האשראי של המדינה ודוחות של גופים כלכליים שונים.

במשק הישראלי קיים עדיין פוטנציאל צמיחה ניכר, שניתן יהיה לממשו אם תימשך המדיניות הכלכלית הנכונה וייושמו בנחישות השינויים המבניים ברמה הענפית והמשקית. צמיחה זו תוביל להעלאת רמת החיים של כלל האזרחים, כך שנעמוד בשורה אחת עם המדינות המפותחות ביותר.

המשך יישום התכנית הכלכלית על כלל מרכיביה, יביא להגברת היציבות במשק ובסקטור הפרטי בפרט. יציבות זו אשר באה לידי ביטוי במחצית השנייה של 2006, מהווה את הגושפנקא לחוסנו של המשק הישראלי ומבהירה את החשיבות הגלומה בהמשך יישום המדיניות שהותוותה על ידי הממשלה בשנים האחרונות.

לפיכך, במסגרת המדיניות הכלכלית והתקציב הנלווה לה, מוצע להמשיך ולנקוט בשנת 2008 במדיניות תקציבית אחראית אשר תאפשר את המשך ירידת שיעורי החוב וההוצאה הציבורית ביחס לתוצר. בד בבד, יוקצו בשנת 2008 תקציבים בהיקפים משמעותיים ליישום הרפורמה בחינוך, ובהשכלה הגבוהה ולנושאים חברתיים נוספים (כדוגמת: מס הכנסה שלילי, אכיפת חוקי עבודה ותגבור קצבאות זקנה וקצבאות לניצולי שואה) אשר יובילו לחיזוק אוכלוסיות חלשות.

ניתוח הצעת התקציב לשנת 2008

ההוצאה התקציבית לשנת 2008, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים ריאליים ב-1.7 אחוזים מהתקציב המקורי לשנת 2007. עקב מלחמת לבנון השנייה בקיץ 2006, הוחלט להגדיל את ההוצאה התקציבית באופן חד-פעמי ב-1.0 אחוז נוסף בשנת 2008. כמו כן, הוחלט על הגדלה חד-פעמית נוספת של 0.5 אחוז למימון יתרת הוצאות ההתנתקות (בדומה לשנת 2007).

ההכנסות ממסים בשנת 2008, צפויות לקטון בשיעור ריאלי של כ-0.7 אחוז (מנוכה בעליית מדד המחירים לצרכן), בהשוואה להכנסות הצפויות בשנת 2007, וזאת עקב הכנסות חד-פעמיות בהיקפים גדולים שהתקבלו בשנת 2007, והחלטות על הפחתת שיעורי המס.

הוצאות

להלן עיקר השינויים הריאליים, בצד ההוצאה, בהצעת התקציב לשנת 2008, בהשוואה לתקציב המקורי לשנת 2007 :

- ההוצאה התקציבית כהגדרתה בחוק הגבלת ההוצאה התקציבית תגדל ב-1.7 אחוזים.
- לשם מימון ההוצאות בעקבות מלחמת לבנון השנייה, ההוצאה התקציבית תגדל באחוז נוסף (בהשוואה ל-1.6 אחוזים בשנת 2007).
- לשם מימון יתרת הוצאות ההתנתקות, ההוצאה התקציבית תגדל ב-0.5 אחוז נוסף (בדומה לשנת 2007).
- הצריכה האזרחית תגדל בכ-6.8 אחוזים, כפועל יוצא מהסכמי השכר שנחתמו עם ההסתדרות החדשה ומשינויים המתחייבים מחקיקה ומהחלטות הממשלה.
- הצריכה הביטחונית, בניכוי ההוצאות החד-פעמיות בגין מלחמת לבנון השנייה, תגדל בכ-1.4 אחוזים. הגידול בתקציב הביטחון מגלם את אימוץ מסקנות ועדת ברודט ואת הגידול בסיוע האמריקני מעבר למתווה שנחתם עם הממשל האמריקני לשנים 1999-2008.
- תשלומי העברה ותמיכות יגדלו בשיעור של כ-1 אחוז, בהתאם להחלטות הממשלה שהתקבלו במסגרת דיוני התקציב לשנת 2007.
- תשלומי הריבית יקטנו בכ-5.3 אחוזים כתוצאה מקיטון בתשלומי הריבית על מלוות פנים ומלוות חוץ. קיטון זה נובע בין היתר מהמדיניות הפיסקאלית האחראית שננקטה בשנים האחרונות.
- תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בכ-21.4 אחוזים כתוצאה ממבנה לוחות הסילוקין של החוב.
- מתן האשראי ירד בכ-41.6 אחוזים בהתאם לתחזית הוצאות האשראי לשנת 2007.


התפלגות ההוצאות - 2008 לעומת 1998
2008
החזר חובות
הוצאה אזרחית
הוצאה בטחונית
השקעות ומתן אשראי
תשלומי העברה ותמיכות
1998
הוצאה אזרחית
החזר חובות
הוצאה בטחונית
השקעות ומתן אשראי
תשלומי העברה ותמיכות
מקור: אגף התקציבים

הכנסות

אומדן סך כל הכנסות המדינה ממסים בשנת 2008 יעמוד על 190.0 מיליארד ש"ח. סכום זה מהווה ירידה ריאלית (בניכוי השינוי במדד המחירים לצרכן) של 0.7 אחוז לעומת אומדן ההכנסות המעודכן לשנת 2007. תחזית ההכנסות לשנת 2008 מניחה עלייה ריאלית בשיעור של 4.2 אחוזים בתוצר המקומי הגולמי (התמ"ג), עלייה של 2.4 אחוזים במחירי התוצר והפחתת מס נטו של כ-6.8 מיליארד ש"ח, המהווים 3.5 אחוזים ביחס לאומדן ההכנסות המעודכן לשנת 2007, כתוצאה משינויי חקיקה. בניכוי שינויי חקיקה, צפויה עלייה ריאלית של כ-2.8 אחוזים בגבייה בשנת 2008 לעומת הגבייה בשנת 2007. שיעור זה נמוך מהגידול הצפוי בתמ"ג, כיוון שבשנת 2007 נגבו הכנסות בעלות אופי חד פעמי בסכום כולל של כ-2.5 מיליארד ש"ח, המהווים כ-1.4 אחוזים ביחס לאומדן ההכנסות המעודכן לשנת 2007 (בגין השלמת מכירה של חברות ניהול של קרנות נאמנות וקופות גמל וגידול חריג במימוש רווחי הון). בניכוי הרכיב החד-פעמי ובניכוי שינויי החקיקה האמורים, יגדלו הכנסות המדינה ממסים בשנת 2008, בשיעור ריאלי של כ-4.2 אחוזים לעומת שנת 2007, בדומה לגידול הצפוי בתמ"ג.

תיאור מפורט של אומדן הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנת 2008 שבחוברת זו.


התפלגות הכנסות המדינה לשנת 2008
מיסים ישירים
מענקים מחו"ל
הכנסות אחרות
11.3%
מיסים עקיפים

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בתקציב 2008 יסתכם בכ-11.5 מיליארד ש"ח, המהווים כ-1.6 אחוזים מהתמ"ג החזוי, המוערך בכ-715 מיליארד ש"ח בשנת 2008.

הגירעון המקומי ללא אשראי יסתכם בשנת התקציב 2008 בכ-6.4 מיליארד ש"ח, המהווים כ-0.9 אחוזי תוצר.

הגירעון בחו"ל ללא אשראי יסתכם בשנת התקציב 2007 בכ-5.1 מיליארד ש"ח, המהווים כ-0.7 אחוזי תוצר.

הגירעון הכולל (לרבות אשראי נטו) יעמוד על כ- 7.7 מיליארד ש"ח בשנת 2008.

מימון הגירעון הכולל בשנת 2008

(במיליארדי ש״ח)

מקורות למימון הגירעון	סך
הכנסות ממכירת חברות, בנקים וקרקעות נטו	4.0
הלוואות מחו״ל (נטו)	-5.0
מלוות מהציבור (נטו)	8.7
סך-הכול	**7.7**

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

(באלפי ש״ח)

		הצעת חוק לשנת 2008	תקציב מקורי לשנת 2007	ביצוע תקציב לשנת 2006
.1	**סך-הכול הוצאות ומתן אשראי**	**249,912,352**	**242,562,427**	**231,693,313**
	מזה: מקומי	230,544,094	223,855,422	212,379,941
	- צריכה והשקעה	116,959,170	111,036,772	110,309,232
	מזה: מקומי	104,720,912	99,460,767	98,199,693
	- תשלומי העברה ותמיכות	84,681,724	81,878,758	76,807,625
	- תשלומי ריבית וסיבסוד אשראי	34,547,584	35,555,450	35,074,583
	מזה: מקומי	27,417,584	28,424,450	27,870,750
	- מתן אשראי	1,554,575	2,596,083	2,567,243
	- הוצאה אחרת	12,169,299	11,495,364	6,934,630
.2	**סך הכנסות ומענקים**	**242,238,177**	**226,749,427**	**228,870,892**
	מזה: מקומי	227,908,106	212,475,863	213,301,204
	הכנסות ממיסים	191,867,183	180,756,235	177,256,574
	- הכנסות אחרות	39,986,494	35,028,942	39,240,029
	מזה: החזרי אשראי	5,330,000	5,483,000	5,842,470
	- מענקים מחו"ל	10,384,500	10,964,250	12,374,289
.3	**עודף (+) [גרעון(-)]**	**-7,674,175**	**-15,813,000**	**-2,822,421**
	עודף (+) [גרעון(-)] ללא אשראי נטו	-11,449,600	-18,699,917	-6,097,648
	מזה: מקומי	-6,381,413	-14,266,476	-2,243,596
	מזה: בחו"ל	-5,068,187	-4,433,441	-3,854,052
	אשראי נטו	3,775,425	2,886,917	3,275,227
.4	**מימון***			
4.1	הלוואות מחו"ל (נטו)	-5,088,000	125,000	-1,829,112
	קבלת הלוואות	7,980,000	10,551,000	11,745,106
	פירעון חובות	13,068,000	10,426,000	13,574,218
4.2	הלוואות מקומיות (נטו)	8,730,175	11,188,000	-4,381,253
	קבלת הלוואות	61,513,175	53,625,000	34,444,730
	פירעון (קרן)	52,783,000	42,437,000	38,825,983
4.3	הכנסות הון נטו	4,032,000	4,500,000	4,668,758
	הפרטה ומכירת קרקעות	4,032,000	4,500,000	4,668,758

* תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי

ההוצאה ברוטו לפי סיווג כלכלי
(באלפי ש"ח)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	הוצאה נטו	301,518,814	282,864,058	271,863,048
	הוצאה מותנית	14,244,538	12,561,369	12,230,466
	סך-הכל תקציב ברוטו (1+2)	**315,763,352**	**295,425,427**	**284,093,514**
1	**סך-הכל הוצאות ומתן אשראי**	**249,912,352**	**242,562,427**	**231,693,313**
1.1	צריכה אזרחית	54,918,438	50,276,874	47,468,290
	שכר בארץ	33,415,167	31,559,276	29,952,867
	קניות בארץ	19,493,661	16,927,153	15,709,271
	שכר וקניות בחו"ל	2,009,610	1,790,445	1,806,152
1.2	צריכה ביטחונית	51,788,637	50,953,221	55,500,434
	שכר	19,681,928	19,086,477	16,629,033
	תשלומי העברה	2,072,040	2,072,040	2,576,247
	קניות	18,425,672	18,737,046	25,560,815
	בינוי	1,036,500	1,020,000	
	קניות בחו"ל	10,228,563	9,722,649	10,301,528
	הוצאות חרום ותיאום הפעולות בשטחים	343,934	315,009	432,811
1.3	תשלומי העברה ותמיכות	82,609,684	79,806,718	74,560,103
	לרשויות מקומיות	12,521,503	12,252,759	12,377,914
	למועצות דתיות	214,011	202,938	169,135
	לפרטים ולמוסדות	40,977,308	40,929,791	37,390,697
	תמיכות במחירי מצרכי יסוד	3,594,924	3,043,255	2,165,812
	העברות למוסד לביטוח לאומי	25,301,938	23,377,975	22,456,545

ההוצאה ברוטו לפי סיווג כלכלי (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
1.4	השקעות ומתן אשראי	13,884,292	14,481,233	12,403,526
	השקעה ישירה	12,329,717	11,885,150	9,836,283
	מזה שיכון	1,575,546	1,852,143	1,758,876
	מתן אשראי	1,554,575	2,596,083	2,567,243
	מזה שיכון	1,336,549	2,169,461	1,849,854
1.5	תשלומי ריבית וסבסוד אשראי	34,547,584	35,555,450	35,074,583
	תשלומי ריבית בארץ	27,393,000	28,392,000	27,843,789
	סבסוד אשראי	24,584	32,450	26,961
	תשלומי ריבית בחו"ל	7,130,000	7,131,000	7,203,833
1.6	הוצאות שונות	6,823,000	6,731,000	6,686,377
	פירעון קרן לביטוח לאומי שונות	6,823,000	6,731,000	6,686,377
1.7	רזרבות	5,340,717	4,757,931	
2	**פירעון חובות קרן**	**65,851,000**	**52,863,000**	**52,400,201**
	פירעון בארץ לציבור	52,783,000	42,437,000	38,825,983
	פירעון חובות בחו"ל	13,068,000	10,426,000	13,574,218

ריכוז התקבולים והמלוות

	הצעת התקציב לשנת 2008	חוק מקורי לשנת 2007	ביצוע התקציב לשנת 2006
סך-הכול כללי	**301,518,814**	**282,864,058**	**271,865,453**
חלק א: תקבולים שוטפים	216,456,249	211,245,645	202,275,223
חלק ב: תקבולים ממלוות וחשבון הון	85,062,565	71,618,413	69,590,230
חלק א: תקבולים שוטפים	**216,456,249**	**211,245,645**	**202,275,223**
מסים ותשלומי חובה	191,867,183	180,756,235	177,256,574
מסי הכנסה ורכוש	103,600,000	99,100,000	98,973,297
מסי הוצאה	88,267,183	81,656,235	78,283,277
ריבית, תמלוגים ותקבולים שונים	5,875,536	4,343,873	6,068,472
העברה מחלק ב	18,713,530	26,145,537	18,950,177
חלק ב: תקבולים ממילוות וחשבון הון	**85,062,565**	**71,618,413**	**69,590,230**
גביית קרן	5,330,000	5,483,000	5,842,470
שונות	24,483	556,700	1,551,026
הפרטה	4,032,000	4,500,000	4,668,758
מלוות בארץ	76,025,112	65,709,000	52,358,758
מלווה מהמוסד לביטוח לאומי	14,511,937	12,084,000	13,550,000
מלוות בארץ למעט ביטוח לאומי	61,513,175	53,625,000	38,808,758
מלוות ומענקים מחו"ל	18,364,500	21,515,250	24,119,395
סיוע ביטחוני מארה"ב	10,384,500	10,432,650	12,372,490
סיוע אזרחי מארה"ב		531,600	1,799
מלווה העצמאות והפיתוח (נטו)	3,880,000	4,173,000	5,082,319
מלוות אחרים	4,100,000	6,378,000	6,662,787
העברה לחלק א	-18,713,530	-26,145,537	-18,950,177

עיקרי ההתפתחויות הכלכליות

צמיחה

התוצר המקומי הגולמי צמח במחצית הראשונה של שנת 2007 בשיעור של 6.6 אחוזים במונחים שנתיים, תוך עלייה של התוצר לנפש בשיעור של 4.8 אחוזים. הצמיחה המהירה במחצית הראשונה של שנת 2007 מהווה המשך לצמיחה של 3.4 אחוזים במחצית הקודמת ו-6.0 אחוזים במחצית הראשונה של שנת 2006.

בחינת ההתפתחויות הכלכליות לפי רבעונים מראה שברבעון השני של שנת 2007 עלה התוצר בשיעור של 6.1 אחוזים, בהמשך לעלייה של 6.2 אחוזים ברבעון הראשון ועלייה של 8.0 אחוזים ברבעון האחרון של שנת 2006. הרכב העלייה בתוצר ברבעון השני של שנת 2007 משקף עלייה בכל השימושים במקורות – ייצוא סחורות ושירותים (5.9 אחוזים), השקעות בנכסים קבועים (3.1 אחוזים), הוצאה לצריכה פרטית (3.7 אחוזים) וההוצאה לצריכה ציבורית, למעט ייבוא ביטחוני (5.3 אחוזים).

המדיניות התקציבית העקבית שננקטה בחמש השנים האחרונות תרמה לצמיחה בשיעורים גבוהים בשנת 2006 ובמחצית הראשונה של שנת 2007 ולזרימת הון לארץ. המדיניות הפיסקאלית האחראית הגבירה את אמינות הממשלה, ויחד עם המשך קבלת הערבויות מארצות הברית הובילה לירידה בפרמיית הסיכון של ישראל בשווקים הפיננסיים.


שיעורי השינוי הריאלי בתמ"ג ובתמ"ג לנפש: 1995-2007
באחוזים, שנה לעומת קודמתה
תמ"ג לנפש
תמ"ג
10%
8%
6%
4%
2%
0%
-2%
-4%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
* אומדן משרד האוצר
מקור: הלשכה המרכזית לסטטיסטיקה

התוצר המקומי הגולמי של הסקטור העסקי עלה במחצית הראשונה של שנת 2007 בשיעור של 7.9 אחוזים בחישוב שנתי, בהמשך לעלייה של 3.2 אחוזים במחצית הקודמת ועלייה של 8.0 אחוזים במחצית הראשונה של שנת 2006. התפתחות התוצר העסקי במחצית הראשונה של שנת 2007, משקפת גידול בענף התעשייה וברוב ענפי השירותים העסקיים.

הצריכה הפרטית עלתה במחצית הראשונה של שנת 2007 בשיעור של 7.5 אחוזים במונחים שנתיים, לאחר עלייה של 5.6 אחוזים במחצית הקודמת ועלייה של 3.9 אחוזים במחצית הראשונה של שנת 2006. עלייה זו הושפעה מהגידול הניכר במספר המועסקים הישראלים. במחצית הראשונה של שנת 2007 עלתה הצריכה הציבורית (ללא ייבוא ביטחוני) בשיעור של 4.5 אחוזים בחישוב שנתי, בהמשך לעלייה של 3.0 אחוזים במחצית הקודמת.

ההשקעה בנכסים קבועים עלתה במחצית הראשונה של שנת 2007 בשיעור של 5.9 אחוזים, בהמשך לעלייה של 16.6 אחוזים במחצית הקודמת ושל 5.5 אחוזים במחצית המקבילה של שנת 2006.

תעשייה

מדד הייצור התעשייתי (ללא יהלומים) עלה בשיעור שנתי של 6.5 אחוזים במחצית הראשונה של שנת 2007 לעומת המחצית המקבילה אשתקד.


מדד הייצור התעשייתי, 1996–2007
מדד, שנת 2004=100
ממוצע שנתי
מדד
125
120
115
110
105
100
95
90
85
80
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
מקור: הלשכה המרכזית לסטטיסטיקה

ייצוא הסחורות והשירותים עלה בשיעור שנתי של 5.9 אחוזים ברבעון השני של שנת 2007 לעומת עלייה של 7.6 אחוזים ברבעון הראשון. במחצית הראשונה של שנת 2007, עלה הייצוא בשיעור שנתי של 8.3 אחוזים, בהמשך לעליות של 3.8 אחוזים ו-7.9 אחוזים בשתי המחציות הקודמות. העלייה בייצוא במחצית הראשונה של 2007 משקפת בעיקר עלייה בייצוא התעשייתי ללא יהלומים - 9.0 אחוזים ובייצוא ענף התיירות – 76.0 אחוזים בחישוב שנתי.

בנייה למגורים

מאז שנת 1996, נמצא ענף הבנייה בארץ בתהליך התאמה של רמת הפעילות לרמת הביקושים. תהליך זה החל עם הירידה במספר העולים שהגיעו לארץ, לאחר גל העלייה של תחילת שנות התשעים. בשנים 1999-2000 התרחבה הפעילות בענף, אולם המאורעות הביטחוניים בספטמבר 2000 גרמו לצמצום בפעילות, צמצום שנמשך ברציפות עד לשנת 2005. במהלך שנת 2006 וברבעון הראשון של שנת 2007 ניכרת יציבות בביקוש לדיור כפי שמשתקף ממספר התחלות הבנייה וממכירת דירות חדשות.

יש לציין כי למרות השיפור שחל בשנים האחרונות בגורמים המשפיעים על הביקוש לדיור, כמו העלייה בהכנסה הממוצעת, הירידה בריבית על המשכנתאות והיציבות במחירי הדיור, ההתאוששות בהיקף הפעילות מאפיינת בעיקר את אזורי הביקוש במרכז הארץ.

היצע הדיור

שיווק קרקעות – בשבעת החודשים הראשונים של שנת 2007 שווקה, על ידי מינהל מקרקעי ישראל ומשרד הבינוי והשיכון, קרקע לכ-8,052 יחידות דיור. מדובר בהיקפים הנמוכים בכ-1,300 יחידות דיור לעומת התקופה המקבילה אשתקד.

התחלות בנייה – בשנת 2006 הסתכם מספר התחלות הבנייה ב-29,678 יחידות דיור, ירידה של 1,457 לעומת שנת 2005. בחמשת החודשים הראשונים של שנת 2007 עמד מספר התחלות הבנייה על 11,942.

התחלות בנייה למגורים ותוספת משקי בית, 1990–2006

אלפי יחידות בשנה


התחלות בנייה למגורים
תוספת משקי בית
אלפים
0
10
20
30
40
50
60
70
80
90
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
מקור: הלשכה המרכזית לסטטיסטיקה

תיירות

לאחר קרוב לשלוש שנים של שפל במספר התיירים הנכנסים לארץ, החלה במהלך שנת 2003 התאוששות קלה בתיירות לישראל. שינוי המגמה המשיך בשנת 2004, שבה נכנסו לישראל 1.3 מליון תיירים. המגמה נמשכה גם בשנת 2005 ובמחצית הראשונה של שנת 2006, עם עלייה של 18 אחוזים בכניסות תיירים מהאוויר, לעומת התקופה המקבילה בשנת 2005. בעקבות מלחמת לבנון השנייה, חלה במחצית השנייה של שנת 2006, ירידה של 25 אחוזים לעומת התקופה המקבילה אשתקד. לאחר המלחמה החלה התאוששות הדרגתית ובמחצית הראשונה של שנת 2007 הייתה עלייה של 30 אחוזים לעומת המחצית הקודמת.

כניסת תיירים דרך האוויר 1990–2007

אלפים בחודש, נתונים מנוכי עונתיות


אלפים
ביקור האפיפיור
פיגועים
במרכז הארץ
אירועי ה-11 בספטמבר
המלחמה בעיראק
מלחמת לבנון השנייה
מלחמת המפרץ
מקור: הלשכה המרכזית לסטטיסטיקה

בתיירות הפנים, נשמרה בשנים 2006-2003 רמת השיא שנקבעה בשנת 2002, בה הגיע מספר לינות הפנים של הישראלים לשיא של כ-12 מיליון לינות. במחצית הראשונה של שנת 2007 נמשכה היציבות – 6.4 מיליון לינות פנים (לפי נתונים מנוכי עונתיות), בדומה לתקופה המקבילה בשנתיים הקודמות.

צריכה פרטית

ההוצאה לצריכה פרטית לנפש עלתה בשיעור של 5.7 אחוזים במחצית הראשונה של שנת 2007, בהמשך לעלייה בשיעור של 2.1 אחוזים ו-3.7 אחוזים במחצית הראשונה והשנייה של שנת 2006, בהתאמה.

הגידול בצריכה לנפש במחצית הראשונה של 2007, מבטא עלייה בשיעור של 3.2 אחוזים בהוצאות לנפש של משקי הבית, למעט מוצרים בני קיימא, ועלייה של 34.6 אחוזים בהוצאה למוצרים בני קיימא.

הגברת ההוצאה לצריכה פרטית משקפת את השפעת הגידול בהכנסה הפנויה של הפרטים כתוצאה מהפחתות המִסים ומגידול ניכר של כ-71 אלף מועסקים ישראלים במחצית הראשונה של השנה.


השינוי הריאלי בתמ"ג לנפש ובצריכה הפרטית לנפש: 1996–2007
באחוזים, שנה לעומת קודמתה
צריכה פרטית לנפש
תמ"ג לנפש
6%
4%
2%
0%
-2%
-4%
2.7%
0.0%
0.3%
0.5%
-1.2%
0.4%
3.4%
3.5%
2.2%
2.7%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
* אומדן משרד האוצר
מקור: הלשכה המרכזית לסטטיסטיקה

השקעה

במחצית הראשונה של שנת 2007 עלתה ההשקעה בנכסים קבועים בשיעור של 5.9 אחוזים, במקביל לעלייה של 16.6 אחוזים במחצית הקודמת ושל 5.5 אחוזים במחצית הראשונה של שנת 2006.

ההשקעה בענפי המשק עלתה במחצית הראשונה של שנת 2007 בשיעור של 9.2 אחוזים, לאחר עלייה בשיעור של 19.2 אחוזים במחצית הקודמת. ההשקעה בבתי מגורים ירדה במחצית הראשונה של שנת 2007 ב-4.2 אחוזים, לאחר עלייה בשיעור של 5.4 אחוזים ו-10.6 אחוזים במחצית הראשונה והשנייה של שנת 2006, בהתאמה.

תעסוקה

הנתונים על מספר המועסקים במשק בשנים 2006 ו-2007 מצביעים על המשך המגמה החיובית בשוק העבודה, תוך חזרת ישראלים למעגל התעסוקה ויצירת מקומות עבודה חדשים. מספר המועסקים הישראלים גדל ב-4.6 אחוזים ברבעון השני של שנת 2007 לעומת הרבעון המקביל אשתקד.

שיעור האבטלה ירד מ-9.2 אחוזים ברבעון הראשון של שנת 2005 ל-7.6 אחוזים ברבעון השני של שנת 2007, נתון המעיד על יציבות במספר הבלתי מועסקים, על אף שבתקופה זו חל גידול ניכר של כ-197 אלף איש במספר המשתתפים בכוח העבודה.

שיעור האבטלה ומספר המועסקים הישראלים, 2000–2007

(נתונים רבעוניים, מנוכי עונתיות)


אלפי מועסקים
שיעור האבטלה
אלפי מועסקים
שיעור אבטלה
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
1,000
12%
11%
10%
9%
8%
7%
6%
2000
2001
2002
2003
2004
2005
2006
2007
מקור: הלשכה המרכזית לסטטיסטיקה

שיעור ההשתתפות בכוח העבודה המשיך לעלות גם במחצית הראשונה של שנת 2007 והגיע ל-56.3 אחוזים, לעומת 54.1 אחוזים בשנת 2002.


שיעור ההשתתפות בשוק העבודה: 1995 - 2007
57%
56%
55%
54%
53%
52%
53.9%
53.5%
53.3%
53.3%
53.7%
54.2%
54.3%
54.1%
54.5%
54.9%
55.2%
55.6%
56.3%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
* מחצית ראשונה 2007
מקור: הלשכה המרכזית לסטטיסטיקה

על אף העלייה בשיעור ההשתתפות, יש להדגיש כי שיעור ההשתתפות בכוח העבודה בישראל (בעיקר בקרב גברים) נותר נמוך באופן משמעותי בהשוואה לזה במערב אירופה ובארצות הברית. שיעור ההשתתפות הנמוך מבטא בין השאר את שיעור ההשתתפות הנמוך במגזר החרדי ובמגזרי המיעוטים.

מאזן תשלומים וסחר חוץ

בשנה המסתיימת במחצית הראשונה של שנת 2007 עמד העודף בחשבון השוטף של מאזן התשלומים על כ-7.8 מיליארד דולר, לאחר שבשנת 2006 היה היקף העודף כ-8.0 מיליארד דולר ובשנת 2005 – 4.3 מיליארד דולר.

עודף זה, המהווה כ-5.1 אחוזי תוצר, מעיד על יציבות חיצונית גבוהה הן בהשוואה בין-לאומית והן ביחס לשיעור הגירעון באמצע שנות ה-90, שהגיע לכ-5 אחוזי תוצר.


החשבון השוטף של מאזן התשלומים, 1989-2007
מיליוני דולרים, אחוז מהתוצר
מיליוני דולרים
אחוז מהתוצר
אחוז מהתוצר
0.4% 0.3%
-2.0% -1.2% -3.5% -4.3% -5.1% -5.1% -3.2% -1.2% -1.5% -1.2% -1.3% -0.6%
1.2% 2.4% 3.3% 5.6% 5.1%
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007*
* השנה המסתיימת במחצית הראשונה של 2007
מקור: הלשכה המרכזית לסטטיסטיקה

שיעור האינפלציה והמדיניות המוניטארית

במהלך השנה האחרונה (אוגוסט 2007 לעומת אוגוסט 2006) עלה מדד המחירים לצרכן באחוז. מדד המחירים לצרכן עלה ב-2.1 אחוזים בשנת 2006 בממוצע שנתי (ממוצע 2007 מול ממוצע 2006) וירד ב-0.1 אחוז במהלך השנה (דצמבר מול דצמבר). החטאת יעד האינפלציה (1.0-3.0 אחוזים) כלפי מטה נבעה בעיקר מהיחלשות הדולר ומירידת מחירי הדלק (היחלשות הדולר משפיעה על מדד המחירים לצרכן מאחר שמחירי הדיור נקובים לרוב בדולרים).

התנודתיות הגדולה בשער החליפין של הדולר והתחזקות של לחצים אינפלציוניים בשמונת החודשים הראשונים של שנת 2007, הביאה להעלאת ריבית בנק ישראל ל-4.0 אחוזים בספטמבר 2007. זאת לאחר הורדה רצופה מ-5.5 אחוזים בספטמבר 2006 ל-3.5 אחוזים ביוני 2007.


שיעור השינוי במדד המחירים לצרכן
השינוי במדד המחירים לצרכן, כל חודש לעומת חודש מקביל אשתקד
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
מקור: הלשכה המרכזית לסטטיסטיקה

שער החליפין

במחצית הראשונה של שנת 2007 חל תיסוף של 4.0 אחוזים בשער החליפין של השקל מול הדולר לעומת המחצית השנייה של שנת 2006. בחודשים האחרונים אנו עדים לתנודתיות גדולה בשער החליפין: עד חודש מאי 2007 נחלש הדולר והשער היציג הגיע לרמה של 3.93 ש"ח לדולר. לאחר מכן חלה עלייה בשער היציג עד לרמה של 4.34 ש"ח לדולר בסוף חודש יולי 2007.

הגירעון בתקציב

בשנים 2004, 2005 ו-2006 הסתכם הגירעון הכולל של הממשלה (ללא אשראי) ב-3.8, 1.9, ו-0.9 אחוזים בהתאמה.

על מנת לעמוד ביעד הגירעון בשנים האמורות, נקטה הממשלה במדיניות פיסקאלית אחראית, שבאה לידי ביטוי בהמשך יישום התכנית הרב-שנתית אשר החלה עם אישור התכנית להבראת כלכלת ישראל.

לאור הצמיחה הגבוהה ביחס לתחזית (המשפיעה באופן ישיר על הכנסות המדינה ממסים) ולנוכח הכנסות בעלות אופי חד פעמי, שיעור הגרעון הכולל (ללא אשראי) צפוי לעמוד על כ-0.5 אחוז תוצר בשנת 2007.

חלק ג

סקירת עיקרי הפעולות

משרד הביטחון

הצעת תקציב משרד הביטחון ברוטו לשנת 2008 מסתכמת בכ-51.3 מיליארד ש״ח.

דגשים לתקציב 2008

נוכח המצב הביטחוני מאז חודש ספטמבר 2000, גדל תקציב הביטחון בשנים 2000-2003 באופן משמעותי, וזאת לאחר תקופת יציבות במהלך שנות התשעים. בתקופה האמורה מומנה הקצאת המשאבים לביטחון באמצעות הפחתה בתקציבי משרדי הממשלה האחרים, ובמיוחד באמצעות הפחתת תשלומי העברה (כגון קצבאות אבטחת הכנסה וקצבאות ילדים) על כל המשתמע מכך לגבי רמת השירות לאזרחים ולגבי היכולת לקבוע סדרי עדיפויות בתקציב המדינה. בשנים 2004-2006 בוצעה הפחתה מסוימת בתקציב הביטחון ביחס לרמת השיא של שנת 2003. גם לאחר הפחתה זו, רמת תקציב הביטחון המקורי לשנת 2006 הייתה עדיין גבוהה ריאלית מזו של סוף שנות התשעים.

בעקבות אירוע חטיפת החיילים ביולי 2006, החלה לחימה בלבנון והיא נמשכה כחודש ימים. בלחימה זו הופעלו כל זרועות צה״ל, תוך שימוש נרחב במערך המילואים, והיא גרמה להוצאות תקציביות ניכרות בכל זרועות הצבא ובכלל זה: עלויות הפעלת הכוח בים, באוויר וביבשה; הוצאות בגין חימוש שנורה; הוצאות לוגיסטיות; עלות גיוס ימי מילואים; והוצאות נוספות.

הממשלה אישרה למערכת הביטחון תוספת תקציב בהיקף של 8.2 מיליארד ש״ח עבור מימון עלויות הלחימה, תוספת המתפרשׂת על פני השנים 2006-2008. מערכת הביטחון מקצה 1.2 מיליארד ש״ח נוספים ממקורותיה על פני שלוש השנים האמורות. במסגרת התוספת התקציבית כאמור, תקבל מערכת הביטחון 2.5 מיליארד ש״ח בשנת 2008, וזאת לאחר תוספת בשנת 2006 בסך 2 מיליארד ש״ח, ו-3.7 מיליארד ש״ח בשנת 2007.

על מנת לממן את התוספות האמורות, בוצעו בשנים 2006 ו-2007 מספר התאמות במדיניות הפיסקאלית של הממשלה, בין היתר על ידי הגדלת יעד הגירעון ומגבלת ההוצאה, ובאמצעות הפחתות תקציב ביתר משרדי הממשלה.

לאחר אישור תקציב המדינה בממשלה מינו ראש הממשלה, שר האוצר ושר הביטחון ועדה לבחינת תקציב הביטחון, בראשות מר דוד ברודט. לאחר אישור תקציב המדינה בממשלה, החליט ראש הממשלה על מתן תוספת תקציבית לתקציב הביטחון לשנת 2007 בסך 1,850 מיליון ש״ח כמקדמה להמלצת דוח ועדת ברודט. התוספת ממומנת בחלקה על ידי הפחתות רוחביות בתקציב משרדי הממשלה.

בנוסף, החליטה הממשלה לאחרונה על תוספת נוספת לתקציב הביטחון בשנת 2007 בסכום של 500 מיליון ש״ח, כמקדמה לתקציב שנת 2008.

בדיוני התקציב לשנת 2007, הוחלט בממשלה, בהתאם להסכמה בין משרד האוצר ומשרד הביטחון, על הגברת הבקרה האזרחית על תקציב הביטחון. במסגרת זו הוחלט כי תקציב הביטחון יחולק לתחומי פעולה מסווגים ולתחומי פעולה שאינם מסווגים. פירוט תחומי הפעולה שאינם מסווגים יועבר לכלל חברי הכנסת יחד עם יתר תקציב המדינה ויפורסם לתקשורת ולציבור הרחב. שינויים בסעיפים אלו בוועדה המשותפת לתקציב הביטחון יידונו באופן גלוי. בנוסף, הוחלט כי תבוצע בקרה הדוקה יותר של הכנסת בעת ביצוע שינויים תקציביים. בתוך כך הופחת סכום השינוי התקציבי אשר מובא לידיעה או לאישור הכנסת מכ-90 מיליון ש״ח ל-5 מיליון ש״ח בתחומי הפעולה הרגילים ול-50 מיליון ש״ח בתחומים המסווגים. החלטות אלה מיושמות הלכה למעשה בתקציב 2007 ויישומן יימשך גם בתקציב שנת 2008.

ביום 17 במאי 2007 הגישה הוועדה לבחינת תקציב הביטחון (ועדת ברודט) את מסקנותיה, ועיקריהן אושרו על-ידי הממשלה ביום 29 ביולי 2007.

להלן עיקרי ההמלצות:

- תיקבע מסגרת תקציב רב שנתית למערכת הביטחון למשך חמש שנים עם אופק לעשר שנים. התקציב יכלול את כל הוצאות מערכת הביטחון ויתייחס אליהן בשפה אחידה ומחייבת כפי שנקבע לו בחוק התקציב.
- סך המקורות שיתוספו לתקציב הביטחון בעשור הקרוב יעמוד על כ-100 מיליארד ש״ח, והם יתוספו באופן הבא: תוספת ממקורות המשק, הגדלת הסיוע האמריקני והתייעלות פנימית.
- על מנת להבטיח שנושאים מסוימים לא ייפגעו, יש ״לשריין״ עוגנים תקציביים, דהיינו, באותם סעיפים יהיה סף מינימלי של הוצאה שהצבא לא יורשה לרדת ממנו (כגון: רמת מוכנות וכשירות, חידוש משקים ותקציב מו״פ).
- ההתייעלות במערכת הביטחון היא דבר הכרחי ומשמשת מקור תקציבי פנימי לשם מימוש יעדי הצבא לחומש ולעשור הבא. ההמלצה מתווה התייעלות של 30 מיליארד ש״ח לעשור הקרוב ושורת נושאים בהם המערכת יכולה להתייעל ולחסוך.
- תקציב הביטחון יכלול רזרבה מוגדרת אשר אמורה לתת מענה לאירועים בלתי מתוכננים ובלתי צפויים, וניתן יהיה להפשירה רק באישור ראש הממשלה או הקבינט.
- פרויקטים רב שנתיים בעלויות גבוהות יאושרו על ידי הדרג המדיני.
- התקציב הרב שנתי יכלול תמריץ למערכת הביטחון ליזום וליישם רפורמות.
- יוקם פורום כספי-כלכלי אשר ייעץ לשר הביטחון ולמערכת הביטחון. בנוסף ימונה ״סמנכ״ל כספים״ למערכת הביטחון.
- יש לנצל את התקציב הרב שנתי המוצע ככלי לשיפור הניהול של מערך כוח האדם ולהגמשת ההוצאות. הוועדה מפרטת את המלצותיה לגבי התייעלות בכל המגזרים הנכללים במערך כוח האדם במערכת.
- תהליך קביעת תקציב הביטחון השנתי צריך להיות סדור ומוגדר בלוחות זמנים במהלך השנה.
- הגדלת תקציב הביטחון בכ-2.9 מיליארד ש״ח בשנת 2008, ביחס לתקציב המקורי בשנת 2007, ובכ-900 מיליון ש״ח נוספים בשנת 2009, והמשך הגדלת תקציב הביטחון בשיעור קבוע בשנים שלאחר מכן.

הוועדה ממליצה על מספר נושאים אשר יביאו לשיפור תהליך התקצוב והבקרה על תקציב הביטחון.

ועדת ברודט קובעת כי כל תוספת בסיוע האמריקני תישאר בתוך תקציב הביטחון ולא תקוזז ממקורות המשק.

ההמלצות האמורות צפויות להגדיל באופן משמעותי את תקציב הביטחון בשנים הבאות, תוך צמצום משמעותי במידת הגמישות של הממשלה לקבוע סדרי עדיפויות מדי שנה.

בתקציב הביטחון במטבע חוץ כלולה תוספת נוספת בסך 150 מיליון דולר בהתאם להסכם עם הממשל האמריקני על סיוע של 30 מיליארד דולר לשנים 2009-2018. תוספת זו כוללת 110.5 מיליון דולר במט"ח סיוע (שניתן להוציאם בארה"ב בלבד) ו-39.5 מיליון דולר שניתן להמירם בשקלים ולהוציאם במדינת ישראל.

בהמשך להחלטה לאמץ את עיקרי המלצות הוועדה, קבעה הממשלה כי תקציב הביטחון בשנת 2008 יעמוד על 50.5 מיליארד ש"ח על פי החלוקה כדלהלן:

- בהתאם למתווה ועדת ברודט יוקצבו 49.35 מיליארד ש"ח.
- במהלך שנת 2007 תינתן תוספת בסך 500 מיליון ש"ח כמקדמה לשנת 2008.
- לאור התוספת הצפויה בסיוע האמריקני בסך 150 מיליון דולר בשנת התקציב האמריקנית 2009, משרד הביטחון יהיה רשאי למשוך את הסיוע ברבעון האחרון לשנת 2008, בכפוף לאישורים הנדרשים מהממשל האמריקני. בהתאם לכך תתוקצב הוצאה מותנית בהכנסה בסך 650 מיליון ש"ח בגין התוספת כאמור.

בהתאם להחלטת ראש הממשלה, נקבע, טרם חתימת הסכם הסיוע, כי אם היקף ההמרות מתוך תוספת הסיוע לשנת 2009 יעמוד על פחות מ-100 מיליון דולר, יהיה ההפרש חשיפה על הממשלה. נוכח העובדה ששיעור הסיוע הניתן להמרה במסגרת ההסכם החדש עומד על 26.3 אחוזים מסך הסיוע, אזי החלטה זו צפויה להוסיף לתקציב הביטחון 60 מיליון דולר נוספים.

בהמשך לכל האמור לעיל, כדי לשמור על מסגרת התקציב, תוך שמירה על מתווה המלצות ועדת ברודט, החליטה הממשלה לפרוש מימונית 1.3 מיליארד ש"ח בגין התוספת שעליה המליץ הדו"ח משנת 2008 לשנת 2009. למול זה תתוקצב הרשאה להתחייב בסך 1.3 מיליארד ש"ח בשנת 2008.

התוספות האמורות צפויות להביא את תקציב הביטחון נטו בשנת 2008 לרמה של 48.13 מיליארד ש"ח. בכך צפוי תקציב הביטחון לעמוד על 16 אחוזים מתקציב המדינה.

להלן פירוט השינויים המרכזיים בתקציב הביטחון לשנת 2008 על בסיס התקציב המקורי לשנת 2007 (באלפי ש״ח, במחירי שנת 2008):

	נטו	ברוטו
סך תקציב הביטחון המקורי לשנת 2007 (מחירי 2008)	**47,915,744**	**50,319,313**
תוספת תקציב חד פעמית עבור מימון עלויות הלחימה בלבנון	2,500,000	2,500,000
הפחתת תקציב חד פעמית עבור מימון עלויות הלחימה בלבנון	(3,700,000)	(3,700,000)
תוספות בהתאם לדו״ח ברודט	2,873,500	2,873,500
סיוע האמריקני על-חשבון שנת 2009	-	650,000
פרישה מימונית של תוספת דו״ח ברודט	(1,300,000)	(1,300,000)
הפחתה בגין העברת האחריות על כלא עופר וסאלם לשב״ס	(22,087)	(22,087)
סך תקציב הביטחון לשנת 2008	**48,267,157**	**51,320,726**

• הקצאה תקציבית נוספת במסגרת ״הקופסא״.


התפתחות תקציב משרד הביטחון נטו
(אלפי ש״ח, במחירי שנת 2008)
50,000,000
45,000,000
40,000,000
35,000,000
30,000,000
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
תקציב על שינויו
תקציב מקורי

הערות לתרשים:

- תקציב 2008 כולל תוספת סיוע אמריקני בסך 150 מיליון דולר (650 מיליון ש״ח) וחשיפה על הסיוע האמריקני להמרה בסך 60 מיליון דולר (260 מיליון ש״ח).
- התקציב על שינויו, כולל סיוע אמריקני מיוחד וסיוע ״וואי״, וכן תקציבים המיועדים למכשול מרחב התפר.
- לא כולל 1.9 מיליארד ש״ח המוקצים לנושא ההתנתקות בשנים 2005-2007 בגין תקופת הפינוי וההיערכות מחדש.
- לא כולל תוספת תקציב עבור מימון עלויות מלחמת לבנון השנייה בשנים 2006-2008

יעדי התקציב

תקציב משרד הביטחון מנוהל על פי העיקרון של תקציב מסגרת, שמשמעותו היא כי מערכת הביטחון מוסמכת להקצות את מקורות התקציב בין מגוון המשימות בהתאם לצרכים המשתנים.

לתקציב הביטחון שלושה יעדים מרכזיים:

- **מוכנות** – הכנת הצבא למלחמה הקרובה במקרה שתפרוץ. התקציבים המופנים למוכנות נועדו לממן בין השאר רכש של חלקי חילוף, שמירת כשירותו של חיל האוויר, מלאי תחמושת וכיו״ב.
- **התעצמות** – השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים, באמצעות מחקר ופיתוח, וכן להצטייד באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.
- **פעילות שוטפת וביטחון שוטף** – אלו מתבטאים בעלויות התחזוקה, בפעילות הביטחון היומיומית של מערכת הביטחון וכן בהוצאות על שכר, אגף השיקום וגמלאות.

מבנה תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקני, שיעמוד על סך של כ-2.4 מיליארד דולר בשנת 2008. במהלך חודש אוגוסט 2007 נחתם הסכם סיוע חדש עם הממשל האמריקני. במסגרת ההסכם יקבל משרד הביטחון סיוע בהיקף של 30 מיליארד דולר לשנים 2009 עד 2018 המתוספים לתקציב הביטחון. כחלק מההסכם מתוקצבת בתקציב הביטחון לשנת 2008 תוספת של 150 מיליון דולר בהוצאה מותנית בהכנסה על חשבון הסיוע משנת 2009. בהתאם להמלצות דו״ח ועדת ברודט, כלל התוספת לסיוע האמריקני מתוספת לתקציב הביטחון.

הרכב הצעת תקציב הביטחון לשנת 2008 הוא כדלקמן:

		מיליוני ש״ח	(מיליוני דולרים)
מקורות המשק	שקלים	36,146	
	מט״ח מזומן	619	(130)
סיוע אמריקני	רכש בארה״ב	8,785	(1,769)
	המרה למזומן	25	(5)
הוצאה מותנית בהכנסה		3,054	
סה״כ תקציב הביטחון ברוטו		**51,321**	

סה״כ תקציב הביטחון נטו (ללא הוצאה מותנית בהכנסה): 48,267 מיליון ש״ח
סה״כ מקורות נטו להוצאה בארץ (שקלים ממקורות המשק + המרות לש״ח): 38,838 מיליון ש״ח

תקציב ממקורות המשק

כאמור, הצעת התקציב לשנת 2008 כוללת תקציב ממקורות המשק בסך של כ-36.8 מיליארד ש״ח. המרכיב העיקרי הוא התקציב השקלי, המשמש את מערכת הביטחון למגוון הוצאותיה בארץ. נתח נוסף ממומן במט״ח ומשמש בעיקר לרכישות באירופה ולהחזקת משלחות משרד הביטחון ונספחויות צה״ל בחו״ל.

הסיוע האמריקני

בהתאם להסכם עם הממשל בארה״ב, הסיוע האמריקני מורכב משני חלקים: נתח סיוע בארה״ב המהווה כ-74 אחוזים מסך הסיוע, ונתח המרות המהווה כ-26 אחוזים מסך הסיוע. הנתח הראשון מוגבל לרכש בארה״ב בלבד והוא משמש להצטיידות באמצעי לחימה, לרכש חלפים, רכש דלקים ועוד. נתח ההמרות מומר ברובו לשקלים ומיתוסף לתקציב השקלי ממקורות המשק.

יש לציין כי עד שנת 1998 עמד היקף הסיוע הכולל מארה״ב על סך 3 מיליארד דולר, מהם 1.8 מיליארד דולר כסיוע ביטחוני ו-1.2 מיליארד דולר כסיוע אזרחי. מאז אותה שנה ובהתאם להצעת ממשלת ישראל, גדל היקף הסיוע הביטחוני ב-60 מיליון דולר בכל שנה, ובמקביל צומצם הסיוע האזרחי ב-120 מיליון דולר בכל שנה. משמעות הדבר היא כי עד לשנת 2008 יעמוד תקציב הסיוע הביטחוני על 2.4 מיליארד דולר ויבוטל הסיוע האזרחי.

במהלך חודש אוגוסט 2007, נחתם הסכם סיוע חדש עם הממשל האמריקני. במסגרת ההסכם יקבל משרד הביטחון סיוע בהיקף של 30 מיליארד דולר לשנים 2009 עד 2018 המתוספים לתקציב הביטחון. כחלק מההסכם מתוקצבת בתקציב הביטחון לשנת 2008, תוספת של 150 מיליון דולר בהוצאה מותנית בהכנסה על חשבון הסיוע משנת 2009.

משרד הביטחון נהנה מהסדרי רכישה משופרים מהממשל האמריקני. הסדרים אלו מאפשרים חיסכון בהוצאות משרד הביטחון עבור רכש של אמצעי לחימה ועבור הוצאות הפיתוח והניהול, שבשנת 2007 מוערך שוויים בעשרות מיליוני דולר.

תקציב ההוצאה המותנית בהכנסה

תקציב ההוצאה המותנית בהכנסה הוא תקציב לכל דבר ועניין. בשנת 2008 יעמוד התקציב על סכום של כ-3 מיליארד ש״ח. ההכנסות של משרד הביטחון נובעות בין היתר מהמקורות הבאים:

- עסקאות ייצוא, מכירת ציוד ומכירת שירותים
- פרויקט פינוי מחנות צה״ל
- ריבית על הפקדה מראש – החל משנת 1991 מופקדים מראש כספי הסיוע האמריקני בחשבון על שם מדינת ישראל בארה״ב. חשבון זה צובר ריבית המתוספת לסיוע. בשנת 2006 נאמדה ההכנסה המרבית בכ-128 מיליון ש״ח.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת ככלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו"ל. הצעת תקציב ההרשאה להתחייב לשנת 2008 היא כ-7.13 מיליארד ש"ח. ההרשאה להתחייב מתחלקת על פי סוגי המטבע: ההרשאה במטבע מקומי תעמוד בשנת 2008 על 17.4 מיליארד ש"ח וההרשאה במט"ח תעמוד על 14.3 מיליארד ש"ח (כ-3.3 מיליארד דולר).

משאבים נוספים

בנוסף למקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים, כגון: חיילים בשירות חובה, תדרים וקרקעות אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי רב, מאפשר הקצאת מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לטובת המגזר האזרחי, כפי שבא לידי ביטוי בהסדר פינוי מחנות צה"ל ובהסדר פינוי תדרים.

תקציב הביטחון כשיעור מהתמ"ג

הוצאות הביטחון הגבוהות בישראל הן פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ"ג גבוה בישראל פי שניים ויותר מאשר במדינות אירופה וארה"ב. מצב זה יוצר נטל משמעותי על הכלכלה הישראלית בהשוואה למצב הקיים במדינות המערב, המהוות יעד לייצוא הישראלי ומתחרות במוצריהן עם מוצרים מהארץ.

התמ"ג החזוי לשנת 2008 הוא כ-715 מיליארד ש"ח ומבטא אומדן צמיחה של כ-4.2 אחוזים. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2008, עומד אפוא על כ-6.8 אחוזים. כאמור, חלקו מסך תקציב המדינה הוא כ- 16 אחוזים.

מלבד ההוצאות המופיעות בתקציב משרד הביטחון, ישנן עלויות ביטחון נוספות למשק, כגון: תקציבי פיקוד העורף, הקרן לקליטת חיילים משוחררים, המשרד לביטחון הפנים, גופי ביטחון שונים, הוצאות ביטחון אזרחיות, סיוע לתעשיות ביטחוניות במשבר ועוד. לכל אלו יש להוסיף את עלות החלופה של חיילי החובה (הפער בין מסלול "השכר" בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים. לפיכך, סך ההוצאה הביטחונית ממקורות המשק בפועל (ללא סיוע אמריקני) הצפויה בשנת 2008 היא כ-58 מיליארד ש"ח, שהם כ-9 אחוזים מהתמ"ג הצפוי לשנת 2008.

נושאים מרכזיים נוספים בתקציב הביטחון

גמלאות צבא הקבע

תקופת השירות הקצרה בצה"ל (גיל הפרישה הממוצע כיום הוא כ-46 שנים) מחייבת הקצאת תקציב גדל והולך למימון גמלאות לאנשי הקבע. בשנים האחרונות גדל תקציב הגמלאות בכ-200 מיליון ש"ח בכל שנה. המגמות המוצגות בתרשים שלהלן מלמדות כי תקציב הגמלאות עלה מרמה של כ-1.5 מיליארד ש"ח בראשית שנות התשעים עד ליותר מ-4 מיליארד ש"ח בשנת 2008, והוא צפוי להגיע לרמה של יותר מ-5 מיליארד ש"ח תוך שנים ספורות.

התפתחות תקציב הגמלאות של משרתי הקבע

(מיליוני ש"ח, במחירי 2008, בשנים 2007 ואילך – תחזית ביצוע)



לנוכח התמונה המוצגת לעיל וכחלק מהמלצות הוועדה לבחינת תקציב הביטחון, נדרש להעלות בהדרגה אך במהירות את גיל הפרישה מצה"ל למשרתים קיימים. בנוסף, יש לקבוע קריטריונים על פי התפקידים השונים: אנשי הקבע מהמערך הלוחם יפרשו בגיל צעיר יחסית, ואילו אנשי הקבע בתחומים מקצועיים ולוגיסטיים יפרשו בגיל מבוגר יותר, כך שיוכלו לתרום למערכת מהשכלתם ומניסיונם במשך תקופה ארוכה יותר.

מעבר לפנסיה צוברת ומודל שירות הקבע החדש

לאור החלטת הממשלה מספטמבר 2003, החל המעבר לפנסיה צוברת בקרב החיילים שהתחייבו לשירות הקבע מיום 1 בינואר 2004. במקביל הוחל בדיונים בין משרד האוצר ומשרד הביטחון על זכויות משרתי הקבע בעידן הפנסיה הצוברת. בעניין זה הוסכמו הסוגיות הבאות:

- הפרשות העובד והמעביד לקרן הפנסיה יהיו 5 אחוזים ו-12 אחוזים בהתאמה כמקובל במשק. בשלב הקבע המובהק יוגדל אחוז ההפרשה לקרן ב-3 אחוזים בחלוקה שווה בין העובד והמעביד.
- משרת הקבע יהיה זכאי לפנסיית גישור תקציבית ממועד פרישתו מהשירות ועד לתחילת תשלום הפנסיה מהקרן. גובה פנסיית הגישור יחושב כגובה הקצבה הצפויה להתקבל מהקרן בגיל 67.
- משרת הקבע יהיה זכאי למענק של 12 משכורות בממוצע בתום שירותו. סכום זה, יחד עם ההשלמה לפיצויי פיטורין (בגובה של 2.33 אחוזים מהשכר השנתי האחרון כפול מספר שנות השירות) יופקד בקרן הפנסיה וישמש להגדלת פנסיית הגישור.
- זכויות משרתי הקבע בכל הנוגע לחוקי השיקום (נכות ושארים) לא ייפגעו.
- משרד הביטחון משופה באמצעות תוספת תקציב בגין תוספת העלות הנובעת מהפרשות המעביד לקרנות הפנסיה.

המעבר לפנסיה צוברת צפוי להשתלב במהלך משמעותי של המעבר למודל שירות הקבע החדש. מודל שירות הקבע החדש הוא פועל יוצא של המלצות ועדת עמוס מלכא, אשר בחנה את מבנה שירות הקבע. המלצות הוועדה, אשר אומצו גם על ידי ועדת ברודט, הן העלאת גיל הפרישה מצה"ל; קביעת מכסה מוגבלת של משרתים אשר ישרתו בקבע עד גיל הפנסיה; ואזרוח תפקידים אשר בוצעו עד היום על ידי אנשי צבא והם במהותם תפקידים "אזרחיים", דוגמת משפטנים, כלכלנים, מתכנתים וכדומה. משרד האוצר ומשרד הביטחון נמצאים בדיונים על יישום מודל זה.

השלמת המעבר לפנסיה צוברת ויישום מודל שירות הקבע החדש, צפויים לחסוך באופן משמעותי בעלויות השכר והפנסיה בצה"ל. המעבר לפנסיה צוברת צפוי ליצור ראייה כלכלית טובה יותר של עלויות ההעסקה וניהול נכון יותר של כוח האדם, שכן מרבית העלות הפנסיונית תשולם תוך כדי שירותו של העובד. הדיפרנציאציה שתיווצר בין תפקידים מאוזרחים, תפקידים בשירות הקבע שאינם קרביים ותפקידים קרביים, תאפשר לצבא להתמקד בליבת העשייה, תוך יצירת מסלולי שירות ותנאי שכר מגוונים המתאימים לקבוצות האוכלוסייה השונות.

חיסכון בעלויות כוח אדם והסכמים להפחתת כוח אדם המשרת בקבע

בהתאם להמלצות דו"ח הוועדה לבחינת תקציב הביטחון, הקטנת עלויות כוח אדם הינה צעד חיוני על מנת לפנות מקורות להתעצמות ולמוכנות. בתחום זה נדרשת הקטנה הן בהיקף כוח האדם והן בעלות העסקתו (שכר ותנאי שירות).

על מנת לאפשר הפחתה בעלויות כוח האדם בצה"ל, הוועדה ממליצה על המשך התכניות להתייעלות משמעותית בכוח האדם בצה"ל, שעליהן סיכמו משרד הביטחון ומשרד האוצר. ההתייעלות תיעשה בכמה אוכלוסיות:

- אזרחים עובדי צה"ל – משוחררים בפרישה מוקדמת לגמלאות
- משרתים בקבע קצר – משוחררים עם תום תקופת החתימה
- משרתים בגילי הביניים (גילאי 27-38) – עבור משרתים אלו סוכם, במסגרת תכניות צמצום קודמות על חבילת הטבות לפורש הכוללת פיצויי פיטורין מוגדלים ופיצוי נוסף בשווי מצטבר של עד 31 משכורות. היקף הפיצוי גדל עם הוותק של הפורש. הסכמה נוספת היא שמשרתי קבע בעלי ותק העולה על עשר שנים המשוחררים ביוזמת המערכת, זכאים על פי בחירתם ל"הקפאת זכויות". משרתים אלו יקבלו פנסיה החל מהגיעם לגיל הפרישה במשק, על פי צבירה של 2 אחוזים לכל שנת שירות, וזאת תמורת הפחתת הפיצוי המוגדל בעת שחרורם.
- משרתים הפורשים לגמלאות – משרתים בגיל מבוגר יחסית הפורשים לגמלאות בד בבד עם צמצום התקנים שלהם.

משרד האוצר השתתף במרבית העלות של תכנית הפרישה, הכוללת את הפיצויים המוגדלים לגילאי הביניים ואת העלויות הנובעות ממכסות הפרישה המיוחדות. צמצום היקף צבא הקבע ומספר האזרחים עובדי צה"ל יוצר חיסכון משמעותי בעלויות כוח האדם, ומשרד הביטחון יוצא נשכר מכך באופן מלא. בנוסף לכך, צמצום היקף הקבע המובהק צפוי להפחית את מספר הפורשים לגמלאות החל משנת 2007 בצורה משמעותית.

בהתאם להמלצות דו"ח ועדת ברודט, על הצבא להציג תכנית התייעלות בנושאי כוח אדם, אשר תצמצם את ההוצאות על כוח אדם בשיעור של 2 אחוזים בשנה לחומש הקרוב.

מודל שירות החובה

מאז הקמתה, נהוג במדינת ישראל שירות סדיר חובה ארוך ושירות מילואים חובה. קיומו של שירות החובה נובע מתפיסה לפיה צורכי הביטחון מחייבים קיומו של צבא סדיר גדול והכשרת אזרחים לשירות מילואים על מנת להעמיד כוח גדול עוד יותר בעתות חירום. כמו כן נתפס שירות החובה כממלא תפקיד חברתי של קירוב האוכלוסיות השונות במדינת ישראל ("כור ההיתוך") וככרטיס כניסה לחברה לחלק מהמשרתים.

ברם, לשירות החובה הארוך עלות משקית משמעותית. חיילי החובה הם משאב יקר ביותר בהיותם חלק מפוטנציאל כוח העבודה וההשכלה, ומשמעות השירות הצבאי היא דחיית מימושו. כמו כן, השירות בצה"ל גורם לדחיית כל המסלול המקצועי של המשרתים לגיל מבוגר יותר. השפעות אלו נאמדו על ידי ועדה ציבורית לאומדן עלות הביטחון במשק הישראלי בראשות ד"ר ליאורה מרידור באמצע שנות התשעים. לפי מסקנות הוועדה, אומדן הפסד התוצר שנגרם למשק

כתוצאה משירות החובה עמד באותן שנים על כ-1.7 אחוזים מהתוצר במשק. על פי בדיקה המסתמכת על אותן הנחות, אובדן התוצר בשנת 2008 יעמוד על כ-9 מיליארד ש״ח. ברמה המקרו-כלכלית, עלות זו היא משמעותית ביותר בפגיעה ברמת התוצר הכולל, וכתוצאה מכך גם בפגיעה ברמת התוצר לנפש. יתרה מכך, כיוון שעלות חיילי החובה לצה״ל נמוכה ואינה משקפת את עלותם המלאה, השימוש שנעשה בחיילי החובה במערכת הביטחון אינו אופטימלי.

מתחילת שנות התשעים התרחשו שני תהליכים מרכזיים בנוגע למשרתי החובה בצה״ל. התהליך הראשון הוא גידול משמעותי באוכלוסיית המדינה והוא גורם לגידול במחזורי הגיוס. התהליך השני הוא ירידה מתמדת באחוז המתגייסים ובאחוז המשרתים שירות מלא מתוך כל שנתון. תהליך זה נובע מגידול בקבוצות האוכלוסייה שאינן משרתות בצבא (בני מיעוטים, חרדים ובעלי פטור רפואי או אחר), וכן מצורך פוחת של הצבא בשירות של חיילים בתפקידים עורפיים. כל אלו גרמו לכך שמספר המסיימים שירות סדיר מלא מתוך כלל המועמדים לשירות ביטחון הוא כ-50 אחוזים בלבד. לנוכח האמור לעיל, בחנה את הנושא ועדה שמינה שר הביטחון בראשות פרופ׳ אברהם בן בסט ובהשתתפות סגן הרמטכ״ל ונציגים של משרד האוצר, הלשכה המשפטית של מערכת הביטחון, היועץ הכלכלי למערכת הביטחון וכן נציגים נוספים מהאקדמיה וממקומות נוספים. בתחילת שנת 2006 המליצה הוועדה על קיצור שירות החובה בצה״ל לתקופה של עד שנה, ובאופן הדרגתי ודיפרנציאלי: שירות החובה (לגברים) יקוצר לכלל החיילים בארבעה חודשים החל מקיץ 2007, ובארבעה חודשים נוספים החל משנת 2010. בנוסף לכך, לצה״ל תהיה הגמישות לקצר את השירות בתפקידים שונים ובהתאם לצורכי הצבא לתקופה של עד ארבעה חודשים נוספים. המלצות הוועדה כללו גם שימוש בתחליפים אחרים (כגון שירות קבע קצר) כחלופה לשירות הסדיר בתחומים הנדרשים, וכן תגמול גבוה יותר לחיילי החובה בחודשי השירות האחרונים. הממשלה אישרה ביום 26 בפברואר 2006 את המלצות הוועדה לעניין קיצור השירות והטילה על שר הביטחון להגיש טיוטת חוק לאישור הכנסת. במקביל הגיעו משרד האוצר ומשרד הביטחון להסכמה בדבר הפיצוי שיינתן לצבא בגין ההוצאות הנובעות מהגדלת התגמול לחיילי החובה ומהשימוש בתחליפים.

לאחר מלחמת לבנון השנייה ביקש משרד הביטחון לבחון מחדש את יישום ההמלצות האמורות. במסגרת דיוני ועדת ברודט טען הצבא שהמודל אינו ניתן ליישום בשנים הקרובות בעיקר עקב שינוי המציאות הביטחונית.

ועדת ברודט, אשר מסקנותיה אומצו על ידי הממשלה, קבעה כי יש להתחיל בהליך חקיקה, אשר יביא לקיצור שירות דיפרנציאלי של עד ארבעה חודשים לחיילי מנהלה ולחיילים עורפיים בהתאם לצורכי הצבא. החל משנת 2011, ובכפוף להערכת המצב בשנת 2010, ממליצה ועדת ברודט לאמץ את המלצותיה של הוועדה לעניין קיצור שירות החובה במלואם.

מודל המילואים החדש

גיוס חיילי מילואים מהווה נטל כלכלי על המשק. שירות המילואים מנצל את משאבי כוח האדם היקרים ביותר העומדים לרשות מערכת הביטחון, והוא בא על חשבון מקומות עבודה או לימודים של המשרתים. בנוסף לאובדן ימי עבודה בפועל, יוצר שירות המילואים הפסד נוסף במקומות העבודה, כיוון שהוא מנתק את המשרתים מרצף העבודה. במשך השנים, ועם הירידה במספר ימי המילואים, נוצר מצב שבפועל רק חלק קטן מפוטנציאל הגיוס מבצע שירות מילואים משמעותי.

נוכח כל אלו, מינה שר הביטחון ועדה ציבורית לבחינת מודל מילואים חדש בראשות פרופ' ברוורמן. הוועדה גיבשה מספר המלצות בנוגע לשינוי מודל המילואים. השינוי אמור להקטין את המעמסה המוטלת על אנשי המילואים ועל המשק האזרחי ולצמצם אותה רק לתחומים בהם שירות המילואים הוא הכרחי, קרי לאימונים, לעתות חירום ולמקרים מיוחדים באישור הממשלה. בנוסף הציעה הוועדה להסדיר את מודל האימונים של יחידות המילואים באופן שיחייב את הצבא להחזיק מערך מאומן ומיומן ולהגדיל את הפיצוי והתגמול הניתנים בעבור שירות המילואים המבוצע בפועל. המלצות הוועדה אושרו בממשלה ונוסחו כהצעת חוק ממשלתית.

בעקבות הלחימה בלבנון בקיץ 2006 החליט הצבא לבחון מחדש את המודל עליו המליצה הוועדה כאמור. עמדת הצבא היא שיש לתקן את המודל, כך שיאפשר תעסוקה מבצעית תוך שמירה על מסגרת ההטבות לאנשי המילואים. לפי הערכת משרד הביטחון, עלות ההצעה היא כ-466 מיליון ש״ח בשנה לתקציב הביטחון. החלטת הממשלה מספר 1628 מחודש מאי 2007, אימצה את עמדת הצבא ואת תזכיר החוק שהוכן בהתאם להצעה זו, אך קבעה כי לאחר פרסום המלצות ועדת ברודט, יותאמו הצעות החוק בהתאם להמלצותיה בנושא.

ועדת ברודט התייחסה למודל המוצע על ידי ועדת ברוורמן וכן לדרישות הצבא, והמליצה במסקנותיה לאמץ את מתווה ועדת ברוורמן לפיו מכסת המילואים התלת שנתית תעמוד על 42 יום לחיילים ו-70 יום לקצינים ולא יתאפשר זימון אנשי מילואים לתעסוקה מבצעית. עקב דרישת הצבא קבעה הוועדה כי החל ממארס 2008 ועד למארס 2010 תעמוד מכסת ימי המילואים התלת שנתית על 54 יום לחיילים, 70 יום למפקדים ו-84 יום לקצינים, וכן יתאפשר זימון אנשי מילואים לתעסוקה מבצעית עד 25 יום אחת לשלוש שנים.

משרד הביטחון האזרחי

במשרד הביטחון האזרחי מועסקים כ-2,400 עובדים וכן מספר רב של חיילים בשירות חובה. עלויות התפעול והשכר של משרד הביטחון מגיעות לסכום של כמיליארד ש״ח בשנה, והן נובעות בין היתר מתנאי שכר ותנאי שירות גבוהים במיוחד הניתנים לעובדי משרד הביטחון והחורגים ביחס למקובל ביתר משרדי הממשלה. לדוגמה, עובדי משרד הביטחון מקבלים תוספות שכר ייחודיות, תוספת ביטחון ייעודית ותוספת דריכות מבצעית שעלותן נאמדת בכ-50 אחוזים משכר עובדי משרד הביטחון. על מנת להפחית בעלויות אלו, החליטה הממשלה ביום 12 בספטמבר 2006 על בחינה משותפת למשרד האוצר, למשרד הביטחון ולנציבות שירות המדינה של תנאי ההעסקה במשרד הביטחון, בנושאים שלהלן:

- בחינת מודל שכר חדש לעובדים חדשים במשרד הביטחון
- גיבוש תכנית פרישה לעובדי המשרד על מנת להביא להתייעלות במשרד הביטחון
- בחינה של כללי הצמדת רכב הנהוגים במשרד הביטחון, מתוך מטרה להתאימם למקובל ביתר משרדי הממשלה
- בחינה של כפילות מערכים ותפקידים במשרד הביטחון ובצה״ל, על מנת להביא להתייעלות ולחיסכון בעבודת מערכת הביטחון.

בחינה זו טרם בוצעה. ועדת ברודט המליצה במסקנותיה לצמצם את עלויות כוח האדם האזרחי במשרד הביטחון באמצעות הקטנת מספר העובדים בכ-500, בחמש השנים הקרובות. בנוסף, נדרש לשנות את מבנה השכר באופן שיקטין את עלויות השכר במשרד וישווה אותו למשרדי הממשלה האחרים.

פינוי מחנות צבא ממרכזי הערים

החלטת הממשלה מאוגוסט 1993 מחייבת את צה"ל לפנות מחנות צבא ממרכזי הערים, בשיתוף עם משרד הביטחון, משרד האוצר, משרד השיכון, משרד הפנים ומינהל מקרקעי ישראל. מטרת החלטה זו היא להעתיק את מחנות צה"ל ממרכזי האוכלוסייה ולייעד את הקרקע המתפנה לשימושים אזרחיים, בעיקר למגורים, תיירות, מסחר ותעשייה, ובלבד שקיימת כדאיות כלכלית לפינוי, כלומר שהתקבולים משיווק הקרקע יהיו גבוהים מעלויות העברת המחנה. פינוי המחנות מגדיל כאמור את היצע הקרקעות לבנייה באזורי ביקוש, ויתרה מכך, הוא מעמיד לרשות הצבא מחנות חדשים ויעילים, ובמיקום המתאים יותר לצרכיו העכשוויים. עד כה פונו בפועל או סוכם סופית על פינויים של כ-40 מחנות צה"ל.

משרד הביטחון ומשרד האוצר פועלים במשותף ליישומו של מהלך להעתקת בסיסי צה"ל מרכזיים לנגב. מהלך זה נועד לתרום לפיתוח הנגב, בין השאר הודות להגדלת הפוטנציאל של תעסוקה בת קיימא באזור; הבאת אוכלוסייה חזקה ויציבה; יצירת תשתיות וכדומה. מהלך זה מתייחס אפוא לתועלת הכלכלית הרחבה יותר שבהעתקת המחנות, קרי לא רק על פי ההכנסות משיווק הקרקע, אלא גם תוך התחשבות ביתרונות הטמונים בהעתקתם לאזור הדרום של מוקדי תעסוקה ניכרים וקבועים, יחד עם אוכלוסייה מבוססת כלכלית. במהלך מעין זה יש חשיבות ליצירת מסה קריטית של מחנות ושל כוח אדם המועברים לדרום, הן מהיבט התועלת הכלכלית והן מן ההיבטים הצבאיים של העתקת מוקד פעילות צה"לית לאזור זה.

בשנת 2004 סוכם על העברת בסיס חיל האוויר מנתב"ג לנבטים. מהלך זה יבוצע בשנים 2009-2004, בעלות כוללת של כ-1.6 מיליארד ש"ח. פרויקטים נוספים, הנמצאים עדיין בשלבים שונים של עבודת מטה, הם העתקת מחנות ההדרכה מצריפין ל"עיר הבה"דים" בסמוך לצומת הנגב והעתקת מחנות חמ"ן ויחידות המחשוב הצה"ליות לדרום.

ועדת ברודט ממליצה להמשיך במהלכים לפינוי בסיסי צבא בנוסף לפינויים של מחנות צבא לדרום. פינוי זה נמצא בסדרי העדיפויות של הממשלה. פינוי שאר הבסיסים צריך להיעשות מתוך שיקולים כלכליים.

הוצאת פעילויות מצה"ל אל המגזר האזרחי

צה"ל מבצע כיום פעילויות רבות, לוגיסטיות ותומכות לחימה כאחד, שניתן לבצען באמצעות המגזר הפרטי ביעילות רבה יותר מההיבט הכלכלי, התפעולי והתקציבי. הוצאת פעילויות אלה מצה"ל תפנה משאבים לטובת התעצמותו של הצבא. יתירה מזאת, ביצוע פעילויות אלה בידי גופים אזרחיים המתמחים בכך, ישפר את התפוקות המושגות.

מיקו חוץ של פעילויות דורש ראייה כוללת והתייחסות לעלויות של כלל מערכת הביטחון ולעלויות חיצוניות נוספות. במסגרת זו מסייע משרד האוצר למשרד הביטחון בגין עלויות תקציביות הנוצרות בתהליך האזרוח, ובהן פערי מע"מ, תשלומי פנסיה ועלויות שיקום. בשנים האחרונות הוצאו מספר פעילויות למגזר האזרחי בסיוע משרד האוצר בהיקף מצומצם יחסית, בהן: אזרוח מספר מערכי אחזקה בחיל האוויר, פיילוט בתחום אזרוח אחזקה של ימ"חים, אזרוח של מערך "הרכב הלבן" בצה"ל והעברת הטיפול בנושא לחברות ליסינג ועוד. נושא מרכזי נוסף העומד כיום על הפרק הוא אזרוח של מערך ההסעדה בצה"ל. במסגרת זו מתוכנן לבצע את כל הכרוך בהכנת המזון ואספקתו באמצעות זכיינים פרטיים.

ועדת ברודט ממליצה לאזרח את המקצועות הניתנים לרכישה בשוק האזרחי כגון כלכלנים, משפטנים, תקציבאים, מכונאים, אנשי מחשב וכו' אשר עומדים בקריטריונים לאזרוח. בנוסף ממליצה הוועדה לבחון אזרוח גופים שלמים בצבא שבהם המרכיב המקצועי דומיננטי (כגון את"ק, הפרקליטות הצבאית, יחידות מחשוב וכו') ולהשאיר בצבא רק את השלד הפיקודי. הוועדה ממליצה גם להוציא את כל מערך הרפואה מחוץ לצבא, כך שמערך החובה והקבע יקבל את שירותיו דרך קופות החולים השונות.

צמצום מספר משלחות צה"ל ומשרד הביטחון

משרד הביטחון וצה"ל מחזיקים מערך של עשרות משלחות ונציגויות בכל רחבי העולם בעלות שנתית של כ-190 מיליון ש"ח. על אף השינויים במתכונת הרכש ובמסלולי ההרכשה, ולמרות ההתפתחויות הטכנולוגיות והשינויים המדיניים בשנים האחרונות, מגדיל משרד הביטחון את היקף המשאבים להחזקת הנספחויות והמשלחות של צה"ל ושל משרד הביטחון בחו"ל מדי שנה.

בהחלטת הממשלה מיום 9 באוגוסט 2005, הוחלט על צמצום מספר המשלחות והיקפן ב-5 אחוזים ועל המשך בחינת הנושא במשותף על ידי משרד הביטחון ומשרד האוצר. במהלך שנת 2006 פעלה ועדה משותפת למשרד האוצר, לנציבות שירות המדינה ולמשרד הביטחון שבחנה את יישום צמצום מספר המשלחות ואת היקף כוח האדם המוקצה אליהן. בסיכום עם מנכ"ל משרד הביטחון נקבע כי עד לסוף שנת 2006 ייקבע לוח הזמנים ליישום החלטות הוועדה ובכך ייחסכו עשרות מיליוני ש"ח מדי שנה. סיכום זה טרם יושם על ידי משרד הביטחון.

מכשול מרחב התפר

החל מאפריל 2002, אחראי משרד הביטחון על הקמת מכשול מרחב התפר בהתאם להחלטת הממשלה. המשרד מרכז את הפעילות להקמת המכשול, הן מהיבטיו הביטחוניים-מבצעיים והן מהיבטי התשתית, בהתאם לתוואי שאותו מאשר הדרג המדיני. במשרד הביטחון הוקמה מינהלת מרחב התפר, האחראית לניהול הקמתו של הפרויקט בידי קבלני הביצוע.

עד לחודש ספטמבר 2007 נבנו והושלמו כ-440 ק״מ של גדר הפרדה מטירת צבי בצפון עד למצדות יהודה בדרום וכ-80 ק״מ נוספים נמצאים בתהליכי בנייה. עלות בניית מכשול קו התפר ומרכיביו עד סוף שנת 2007 צפויה להסתכם בכ-6.4 מיליארד ש״ח הממומנים בתקציבי השנים 2003-2007. בשנת 2008 מתוכננת בנייתם והשלמתם של קטעים נוספים בגדר בהיקף של כ-1.3 מיליארד ש״ח.

במקביל להקמת הגדר, מוקמים אמצעים שמטרתם למזער ככל הניתן את הפגיעה במרקם החיים של התושבים הפלסטינים, בין השאר באמצעות הקמת צירי תנועה, מעברים לרכב ולבני אדם, וכן התקנת אמצעיי בידוק מתקדמים אשר יקצרו את זמן ההמתנה. בכוונת משרד הביטחון להמשיך לפעול, באמצעות מינהלת המעברים שהוקמה במשרד, לאזרוח המעברים המוקמים לאורך המכשול. תהליך זה נועד לשפר את השירות הניתן במעברים ולצמצם את מוקדי החיכוך בין האוכלוסייה האזרחית ובין חיילי צה״ל.

הקרן לקליטת חיילים משוחררים

הצעת תקציב הקרן לקליטת חיילים משוחררים לשנת 2008 (סעיף 46) מסתכמת בכ-1,221 מיליון ש״ח.

החל משנת 1994 מיושם ״חוק קליטת חיילים משוחררים״, המַקנה לחיילים המשוחררים ולבנות השירות הלאומי את הזכויות הבאות:

מענק כספי הניתן בעת השחרור.

קרן פיקדון הנזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות, יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים.

הקרן לסיוע נוסף המעניקה לחיילים הזקוקים לכך סיוע מיוחד בשני תחומים מרכזיים: מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות; וכן מימון מלגות לימודים לחיילים משוחררים הלומדים במוסדות המכון הממשלתי להכשרה בטכנולוגיה ובמדע. הסיוע מועבר באמצעות משרד התעשייה המסחר והתעסוקה.

פירוט מרכיבי הצעת תקציב הקרן לקליטת חיילים משוחררים לשנת 2008
(באלפי ש"ח)

מענקי שחרור	307,509
קרן פיקדון	763,343
קרן לסיוע נוסף	40,401
הוצאות תפעול ושכר	11,815
רזרבה לתשלומי העברה והתייקרות	48,136
סך-הכול	**1,221,204**

בהתאם להחלטות הממשלה על תקציב המדינה לשנת 2008, הוגש לכנסת תיקון לחוק קליטת חיילים משוחררים, התשנ"ד-1994, אשר מאריך את תקופת השירות המינימלית לקבלת ההטבות שנקבעו בחוק מ-12 חודשים ל-18 חודשים. בנוסף, לאור צבירת העודפים בקרן הוחלט על הפחתה חד פעמית בסך 50 מיליון ש"ח בתקציב הקרן לסיוע נוסף ועל ביטול החובה בהעברת עודפים בקרן לסיוע נוסף.



התפלגות מימוש קרן של הפיקדון בשנת 2006
(אחוזי מימוש)
1%
6%
2%
6%
19%
66%
דירה
הכשרה מקצועית
עסק
נישואין
מזומן
לימודים

תיאום הפעולות בשטחים

הצעת תקציב תיאום הפעולות בשטחים (נטו) לשנת 2008 (סעיף 17) מסתכמת בכ-90.4 מיליון ש"ח.

הצעת התקציב לשנת 2008 מביאה לידי ביטוי את החלטת הממשלה בדבר הפחתה של כ-4.8 מיליון ש"ח, שעיקרה הפחתה בתקציב הקניות.

היחידה לתיאום הפעולות בשטחים פועלת במטרה לסייע לאוכלוסייה הפלסטינית, תוך הפרדה בין מחוללי הטרור לבין כלל האוכלוסייה, וכן מאפשרת את המשך פעילותן של המערכות האזרחיות הפלסטיניות ושל הארגונים הבין-לאומיים הפועלים באזור.

ביחידה לתיאום הפעולות בשטחים פועלים במשולב קציני מטה אזרחיים, המפעילים את סמכויות משרדי הממשלה ביהודה ושומרון בתחומים שלא הועברו לרשות הפלסטינית, וכן אנשי צבא העוסקים הן בהיבטים האזרחיים והן בהיבטים הביטחוניים של פעילות ישראל באזורים. כוח האדם הפועל במסגרת תיאום הפעולות בשטחים מונה 204 אזרחים ו-136 אנשי קבע.

להלן היעדים העיקריים של היחידה לתיאום הפעולות בשטחים:

- לשמש מנגנון לתיאום וקישור בין הממשלה בישראל לבין גורמי הרשות הפלסטינית בתחומים שעליהם מחליטה הממשלה
- לשמש גורם אופרטיבי לעיצוב מערכת הקשרים האזרחיים עם הפלסטינים, ולדאוג לאיזונים בין הצרכים הביטחוניים לבין הצרכים האזרחיים
- להבדיל בין כלל האוכלוסייה לבין מחוללי הטרור במטרה לשמור על מהלך חיים תקין, ובכלל זה להבטיח נגישות לצרכים חיוניים, כמו: חשמל, מים, מזון, טיפול רפואי וכיו"ב
- לטפל בצרכים התכנוניים של האוכלוסייה הישראלית באזורי יהודה ושומרון
- לפקח בשטחי C תוך שמירת האינטרסים הישראליים
- לפעול באמצעות קציני המטה למימוש הסמכות והאחריות בתחומים שלא הועברו למשרדי האם בישראל או לרשות הפלסטינית
- לקחת חלק בפעילות להקמת גדר הביטחון במרחב התפר, הן בהיבטי תכנון ופיקוח והן בבחינת השפעת המכשול על מרקם החיים של האוכלוסייה הפלסטינית.

העורף האזרחי

הצעת תקציב פיקוד העורף האזרחי לשנת 2008 מסתכמת ב-381 מיליון ש"ח.

להלן פירוט ההצעה:

מקור	תקציב
הוצאות חירום אזרחיות- מרכיבי ביטחון (סעיף 16)	144
הוצאות חירום אזרחיות- התגוננות מפני אב"כ (סעיפים 16+15)	150
סה"כ תקציב המדינה	**294**
הג"א כלל ארצי (מתוך תקציבי הרשויות המקומיות)	22
הג"א מקומי (מתוך תקציבי הרשויות המקומיות)	56
סה"כ תקציב הוצאות חירום אזרחיות	**381**

הערה: תקציב פיקוד העורף הצבאי, הכולל הוצאות שכר, אימונים וכו' נמצא בסעיף 15.

שלושה נושאים עיקריים עומדים על הפרק בפיקוד העורף האזרחי:

- המשך הצטיידות במרכיבי ביטחון ותחזוקתם, בדגש על יישובי קו העימות בצפון; השלמת פערי צפירה ומקלוט; ומיגון רכבי התחבורה הציבורית ביישובי יהודה ושומרון בסכום של 108 מיליון ש"ח.
- המשך מיגון יישובי עוטף עזה, בעיקר מיגון מוסדות החינוך בסכום של 32 מיליון ש"ח (סכום זה אינו כולל את הסכום המוקצה למימוש החלטת בג"צ בנושא).
- הקצאת משאבים לתכנית "סופת חול" העוסקת במיגון אזרחי כנגד מתקפה בלתי קונבנציונאלית בסכום של 150 מיליון ש"ח.

במסגרת הגברת מוכנות העורף החליטה הממשלה ב-8 ביולי 2007 על הקצאת תקציב נוסף בסך 344 מיליון ש"ח בשנת 2007. התוספת נועדה בין היתר לתגבור תכנית "סופת חול", לשדרוג מקלטים בצפון, להשלמת פערי צפירה ולמיגון יישובי סובב עזה. בנוסף הועמד תקציב בגובה 200 מיליון ש"ח עבור יישום פסיקת בג"צ בנושא מיגון בתי הספר ביישובי עוטף עזה.

התעשיות הביטחוניות הממשלתיות

סיום המלחמה הקרה ושינויים מדיניים וגאו-פוליטיים נוספים, אשר התבטאו בסוף שנות השמונים ובתחילת שנות התשעים בקיצוץ משמעותי בתקציבי הביטחון המיועדים לרכש בתעשיות הביטחוניות, גרמו להקטנת הביקושים בעולם למוצרי ביטחון וכתוצאה מכך למשבר בענף. המשבר גרם לשינוי מבני בענף ולתמורות מרחיקות לכת במבנה הארגוני ובפעילותן של התעשיות הביטחוניות שהתבטאו בין השאר בהתמקדותן בליבת העסקים תוך מכירה וסגירה של פעילויות שאינן בליבת הפעילות וכן בהתייעלות ובקיצוץ בעלויות.

מאמצע שנות ה-80 סייעה הממשלה לחברות התעשייה הביטחונית הממשלתית (רפא״ל, התעשייה האווירית והתעשייה הצבאית) בהתאמת כושר הייצור שלהן להיקפי המכירות ולתנאי השוק. תכניות ההבראה שגובשו לתעשיות הביטחוניות הממשלתיות התבססו בעיקר על תהליכים להקטנת מספר המועסקים, והוצאת העובדים לפנסיה או לפיצויים נעשתה בתנאים משופרים ובעלויות שמומנו ברובן בידי המדינה.

תכניות ההבראה המקומיות שהוכנו לכל תעשייה בנפרד, בסיוע כולל של כ-4.7 מיליארד דולר (מהם כ-3.9 מיליארד דולר בתקצוב ישיר בשנים 1992 עד 2007), סייעו לייצבן (בחלקן באופן זמני), אך לא נתנו פתרון מוחלט לבעיות היסודיות של תעשיות אלו שהן: מבנה העסקה ויחסי עבודה קשיחים יחד עם הוצאות שכר גבוהות; וכן כפל תשתיות ועודף כושר ייצור בהון ובעבודה.

בחודש מארס 2006 גייסה רפא״ל 395 מיליון ש״ח באג״ח לא סחירות למשקיעים מוסדיים. בחודש מאי 2007 גייסה התעשייה האווירית מיליארד ש״ח באג״ח סחירות ורובן הונפקו לגופים מוסדיים. אחריה גייסה עשות אשקלון (חברה בת של תעש) ביוני 2007, 80 מיליון ש״ח בהנפקת אג״ח סחירות, ורובן הונפקו לגופים מוסדיים. לשם הנפקת האג״ח נדרשו התעשייה האווירית ועשות אשקלון לעמוד בדרישות הרגולטיביות של הרשות לניירות ערך, ביניהן הכנת תשקיף.

תכנית העבודה העיקרית לשנת 2008 בתחום התעשיות הביטחוניות-הממשלתיות מתמקדת בהמשך יישום הפרטת התעשייה הצבאית על בסיס מתווה החלטת ועדת השרים להפרטה מיום 28 באוגוסט 2005, אשר אושרה מחדש ביום 6 במארס 2007. מתווה ההפרטה קבע כי המפעלים גבעון ומלט״ם יימכרו לחברת רפא״ל או לתע״א כדי ליצור איחוד תשתיות ולשמר אינטרסים חיוניים לביטחון המדינה במסגרת ממשלתית, ויתר המפעלים יימכרו לרוכש פרטי בהליך מכרזי. על מנת לטפל בהיבטים השונים של ההפרטה הוקמו שבעה צוותים: צוות מו״מ עם העובדים, צוות קרקעות, צוות אינטרסים ביטחוניים, צוות איכות הסביבה, צוות הסדרת מבנה ההון, צוות פרויקט הטנק התורכי וצוות מכירת גבעון ומלט״ם לרפא״ל או לתע״א.

יצוין כי התעשייה הצבאית נמצאת במשבר תזרימי מתמשך וחמור, וזאת למרות הסיוע הכלכלי הנרחב שקיבלה באוקטובר 2005 בהיקף של 400 מיליון ש״ח. בין הסיבות למשבר ניתן למנות את הבעיות המבניות בחברה, עודף כוח אדם, הגירעון הניכר הצפוי בפרויקט הטנק התורכי וחוסר הוודאות הנוצר עקב עצירת תהליך ההפרטה. לחברה חובות בהיקף של יותר ממיליארד ש״ח, ביניהם חובות למדינה בהיקף של 650 מיליון ש״ח וחובות לספקים (בפיגור – Over-due) בהיקף של 250 מיליון ש״ח. מסגרת האשראי של תעש בבנקים (אובליגו) עומדת על 350 מיליון ש״ח.

המשרד לביטחון הפנים

הצעת התקציב של המשרד לביטחון הפנים לשנת 2008 (סעיפים 07 ו-52) מסתכמת בכ-9.3 מיליארד ש"ח (תקציב ברוטו כולל תקציב פיתוח, לא כולל השתתפויות משרדי ממשלה אחרים בסכום של כ-419 מיליון ש"ח).

דגשים לשנת 2008

- הגברת הביטחון האישי של אזרחי המדינה תוך שמירה על הסדר הציבורי ואכיפת החוק.
- העצמת התחנות – המשך העברת 1,000 שוטרים לתחנות כתכנית כוללת לתגבור תחנות המשטרה במסגרת הגברת הביטחון האישי של הציבור.
- יישום תכנית משולבת למאבק בארגוני הפשיעה החמורה והפשיעה המאורגנת. במסגרת התכנית יוקמו כוחות משימה משולבים בהשתתפות משטרת ישראל, רשות המסים, משרד המשפטים, הרשות לאיסור הלבנת הון והרשות לניירות ערך.
- הגברת המאבק בתאונות הדרכים תוך הרחבת השימוש באמצעים טכנולוגיים מתקדמים. בהתאם לכך פרסם בשנת 2007 המשרד לביטחון הפנים מכרז להקמת מערך מצלמות אכיפה דיגיטאליות ותפעולן בתכנית רב-שנתית בסכום כולל של 160 מיליון ש"ח.
- בהתאם לסדרי העדיפויות של המשרד לביטחון הפנים יוקצה תקציב בסכום של כ-40 מיליון ש"ח לחיזוק תחומים עתירי טכנולוגיה במשטרה: מערך המודיעין, המעבדה לזיהוי פלילי ורשת קשר דיגיטאלית, כחלק מתכנון רב שנתי.
- הקמת רשות להגנה על עדים במשרד לביטחון הפנים במסגרת המאבק הכולל בפשיעה החמורה ובפשיעה המאורגנת. למטרה זו יתוספו למשרד לביטחון הפנים עשרה תקני כוח אדם ו-1.5 מיליון ש"ח בשנת 2008, והם ישמשו גרעין להקמת הרשות.
- המשך ביצוע פיילוט הפרטת שירותי הכליאה. במסגרת זו נחתם היתר להקמה, לניהול ולהפעלה של בית סוהר פרטי אחד והחלה בנייתו על ידי היזם. בית הסוהר צפוי להיפתח באמצע שנת 2009.
- המשך העברת מערך הליווי והכליאה מאחריות משטרת ישראל לאחריות שירות בתי הסוהר.
- תוספת של 720 מקומות כליאה לשירות בתי הסוהר בשנת 2008; תוספת של 1,000 מקומות משמורת במתחם "קציעות" עבור מסתננים מגבול מצרים.
- פינוי-בינוי כלכלי של בתי סוהר ישנים. בשנת 2008 יפונה בית הסוהר "אשמורת" ממרכז הארץ למתחם השרון.

יצוין כי בהשוואה לשנת 2007, חל בשנת 2008 גידול של כ-2.9 אחוזים בתקציב ברוטו (לא כולל השתתפויות) של המשרד לביטחון הפנים על זרועותיו, וגידול של כ-2 אחוזים בכוח האדם העומד לרשותו.

תקציב משטרת ישראל

הצעת תקציב משטרת ישראל לשנת 2008 מסתכמת בכ-7.2 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות). עיקר הדגש בהצעת התקציב לשנת 2008 הוא המשך יישום התכנית למאבק באלימות על מרכיביה השונים.

השינויים העיקריים בהצעת התקציב לשנת 2008

- יישום תכנית משולבת למאבק בארגוני הפשיעה החמורה והפשיעה המאורגנת ובתוצריהן. התכנית כוללת הקמת כוחות משימה משולבים בהשתתפות נציגי משטרת ישראל, משרד המשפטים, רשות המסים, הרשות לאיסור הלבנת הון והרשות לניירות ערך שיפעלו במסגרת מוקד המודיעין המשולב. למטרה זו יתוספו 57 תקני כוח אדם ותקציב בסכום של כ-44 מיליון ש"ח החל משנת 2008.
- מיקור חוץ ואזרוח פעילויות – הקמת צוות במטרה לבחון מיקור חוץ ואזרוח של מוקדי החירום של המשטרה; המשך עבודת צוות לבחינת מיקור חוץ ואזרוח של המעבדה לזיהוי פלילי, וכל זאת בהתאם להחלטות הממשלה בנושא.
- המשך בניית תכנית רב-שנתית לניהול ולהחלפת צי כלי הרכב המשטרתיים. לשם כך יתוספו לתקציבה של משטרת ישראל 40 מיליון ש"ח בשנת 2008.
- העצמת התחנות – תגבור תחנות המשטרה באמצעות העברת כוח אדם מהמטות לתחנות.


התפתחות תקציב משטרת ישראל
(מיליוני ש"ח, תקציב מקורי ברוטו, מחירי 2008)
5,817
6,185
6,734
6,523
6,522
6,745
7,059
*7,181
1,214
1,289
1,310
1,418
1,393
1,402
1,539
1,800
1,961
2000 2001 2002 2003 2004 2005 2006 2007 2008
גמלאות
שכר
קניות

* לא כולל השתתפויות בסכום של כ-400 מיליוני ש"ח


התפתחות מסגרת כוח אדם במשטרת ישראל
25,423
24,922
26,634
27,593
27,360
26,836
27,657
*28,049
2000 2001 2002 2003 2004 2005 2006 2007 2008

* כולל 600 תקנים מוקפאים

תקציב שירות בתי הסוהר

הצעת תקציב שירות בתי-הסוהר לשנת 2008 מסתכמת בכ-2 מיליארד ש״ח (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות).

השינויים העיקריים בהצעת התקציב לשנת 2008

- המשך העברת מערך הליוויים ומתקני המעצר המשטרתיים (למעט התחנות) ממשטרת ישראל לשירות בתי הסוהר. לשם כך יועבר סכום של 75.4 מיליון ש״ח ו-372 תקני כוח אדם ממשטרת ישראל לשירות בתי הסוהר בשנת 2008.
- העברת מתקני כליאה ״עופר״ ו״סאלם״ ממשרד הביטחון לשירות בתי הסוהר. למטרה זו יתוסף לשירות בתי הסוהר סכום של כ-22 מיליון ש״ח ו-52 תקני כוח אדם (בנוסף ל-315 תקני חובה) בשנת 2008.
- שיפוץ מתקני הכליאה הישנים. למטרה זו יפנה שירות בתי הסוהר ממקורותיו הפנימיים סכום של עד 20 מיליון ש״ח.
- הקמת 720 מקומות כליאה חדשים בבית הסוהר ״קציעות״. לשם כך יתוסף לשירות בתי הסוהר בשנת 2008, תקציב בסכום של 30 מיליון ש״ח ו-120 תקני כוח אדם.
- הקמת 1,000 מקומות משמורת במתחם ״קציעות״ עבור מסתננים מגבול מצרים. לשם כך יתוספו לשירות בתי הסוהר 90 תקני כוח אדם ו-25 מיליון ש״ח.
- פינוי-בינוי כלכלי של בתי הסוהר הישנים. לשירות בתי הסוהר ישנם מספר מתקני כליאה ישנים מאוד, אשר אופיים הייחודי אינו מאפשר את הפעלתם היעילה. בשנת 2008 יועבר בית הסוהר ״אשמורת״ ממרכז הארץ למתחם השרון תוך התייעלות וחיסכון בעלויות.

התפתחות תקציב שירות בתי סוהר

(מיליוני ש"ח, תקציב מקורי ברוטו, מחירי 2008)


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
1,121
1,145
1,214
1,300
1,510
1,507
1,692
1,833
1,990
323
339
369
409
520
456
564
636
711
603
602
635
676
774
816
1,044
2000
2001
2002
2003
2004
2005
2006
2007
2008 הצעת
גמלאות
שכר
קניות

התפתחות מסגרת כוח אדם בשירות בתי סוהר


8,000
7,000
6,000
5,000
4,000
2,000
3,768
3,831
3,941
4,241
4,886
5,141
5,882
6,613
**7,587
2000
2001
2002
2003
2004
2005
2006
2007
2008 הצעת
סוהרי קבע ובנות שירות לאומי*
סוהרי חובה

* הנתון "סוהרי קבע ובנות שירות לאומי" כולל 95 תקני בנות שירות לאומי בכל אחת מהשנים.
** כולל 160 תקנים מוקפאים.

המשרדים המינהליים

קבוצת המשרדים המינהליים כוללת את המשרדים הבאים: משרד ראש הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ והמשרד להגנת הסביבה.

המשרדים המינהליים מאופיינים בעתירות כוח אדם, לכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה – לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים.

משרד ראש הממשלה

עיקרי הפעולות/ההקצאות בתקציב משרד ראש הממשלה בשנת 2008

- הקצאת מקורות בסך 1.1 מיליארד ש״ח להמשך תקצוב העלויות הנובעות מיישום תכנית ההתנתקות.
- הקצאת מקורות בסך 538 מיליון ש״ח לחיזוק הצפון, בהתאם להחלטת הממשלה, בנוסף למקורות שיוקצו על ידי המשרדים ולתרומות.
- הקצאת מקורות בסך 168 מיליון ש״ח לחיזוק הנגב והגליל במסגרת המשרד לפיתוח הנגב והגליל.
- הקצאת מקורות לפרויקטים שונים במשרד ראש הממשלה.
- הקצאת מקורות בסך 75 מיליון ש״ח למשרד לטיפול בענייני הגמלאים והקצאה בסך 27 מיליון ש״ח למשרד לעניינים אסטרטגיים.
- הקצאת מקורות בסך 170 מיליון ש״ח להיערכות למִפקד האוכלוסין המתוכנן לסוף שנת 2008.
- הקצאת מקורות בסך 8 מיליון ש״ח לוועדת וינוגרד לבדיקת אירועי מלחמת לבנון השנייה
- הקצאת מקורות בסך 180 מיליון ש״ח לתכנית הרב שנתית לפיתוח המגזר הערבי, הדרוזי והצ׳רקסי
- הקצאת מקורות בסך 67 מיליון ש״ח לתכנית הרב שנתית לפיתוח ירושלים
- הקצאת מקורות בסך 20 מיליון ש״ח ללחימה בתופעת הסחר בנשים
- הקצאת מקורות בסך 200 מיליון ש״ח לפרויקט חינוך יהודי בתפוצות ולפרויקט תגלית.

משרד האוצר

תכנית העבודה השנתית של משרד האוצר מדגישה תהליכי התייעלות במשרד הראשי וברשות המסים (המאחדת את אגף המכס והמע"מ, אגף מס הכנסה ומסוי מקרקעין ושירות עיבודים ממוכנים), במקביל להתאמות התקציב הנדרשות ובהתאם למדיניות הפיסקלית שעליה החליטה הממשלה.

במסגרת החלטות הממשלה על תקציב המדינה לשנת 2004, הוחלט לאחד את אגפי המסים במשרד האוצר (אגף מס הכנסה ומסוי מקרקעין, אגף המכס והמע"מ ושע"מ – שירות עיבודים ממוכנים) ליחידה אחת. במסגרת זו מונה מנהל אחד לאגפי המסים, והוא הוסמך להפעיל את חוקי המס הרלוונטיים. במהלך שנת 2007 הוקמה ועדה בראשות רו"ח פרופ' יצחק סוארי לבדיקת המשך יישום התכנית לאיחוד האגפים. הוועדה עתידה למסור את המלצותיה במהלך חודש ספטמבר 2007.

משרד המשפטים

נוכח הגידול בעומס המוטל על מערכת המשפט בשנים האחרונות, תדגיש תכנית העבודה של משרד המשפטים (המשרד הראשי והנהלת בתי המשפט) את המשך הביצוע של שינויים מבניים להפחתת העומס על מערכת בתי המשפט בישראל, ובכלל זה תכנית רב שנתית להוספת 85 שופטים במשך שש השנים הקרובות והמשך פרויקט בינוי בתי משפט. כמו כן יוקצו משאבים למשרד המשפטים לתגבור מספר הפרקליטים ויתוגברו תקציבי המחשוב של משרד המשפטים ובתי הדין הרבניים לשם פיתוח מערכת מחשוב לפרקליטות המדינה ולבתי הדין.

משרד החוץ

- הקצאת משאבים לקידום פרויקט "מיתוג ישראלי" בקרב מדינות וקהלי יעד בחו"ל, במטרה לשפר תדמית ולהעביר מסרים המקדמים את הייצוא, ההשקעות הזרות בישראל, התיירות ודעת הקהל העולמית, וכן, תגבור תקציב האגף להסברה לקשרי תרבות
- תגבור תקציב מסי חברות באו"ם ובארגונים בין-לאומיים ותשלומים לכוחות השלום בהתאם להחלטות מזכירות האו"ם
- תגבור האגף לעניינים אסטרטגיים, החטיבה לתכנון מדיני והמרכז למחקר מדיני בהתאם להמלצות ועדת שחק בדבר יכולת פעולתו המדינית של משרד החוץ כהפקת לקחים ממלחמת לבנון השנייה.

המשרד להגנת הסביבה

המשרד להגנת הסביבה ימשיך להתמקד בשנת 2008 בנושא צמצום זיהום האוויר ושיקום הנחלים, בד בבד עם המשך שיפור הטיפול בפסולת מוצקה והקצאת כספי היטל ההטמנה וכן במפגעים ובזיהומים הנובעים מפעילות תעשייתית. המשרד גם יסדיר את הטיפול בפסולת בניין, יפעל לשקם קרקעות מזוהמות ויפעל לקידום פיתוח בר קיימא בישראל.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת 2008 (סעיף 04) מסתכמת בכ- 3,454 מיליון ש"ח (תקציב ברוטו).

תקציב משרד ראש הממשלה כולל את כל התחומים הכפופים ישירות לאחריות ראש הממשלה, בהם משרד ראש הממשלה הראשי (כולל שרים ללא תיק); התכנית לחיזוק הצפון בעקבות מלחמת לבנון השנייה; יישום תכנית ההתנתקות ובכלל זה מינהלת סל"ע האחראית לטיפול במפוני חבל עזה וצפון השומרון; הלשכה המרכזית לסטטיסטיקה; שירותי דת; הרבנות הראשית; ולשכת הקשר "נתיב".

בנוסף כולל התקציב את המשרד לפיתוח הנגב והגליל, המשרד לעניינים אסטרטגיים והמשרד לטיפול בענייני הגמלאים.

עיקריי הפעולות/הקצאות בתקציב משרד ראש הממשלה לשנת 2008 הם:

- הקצאת מקורות בסך 1.1 מיליארד ש"ח להמשך תקצוב העלויות הנובעות מיישום תכנית ההתנתקות
- הקצאת מקורות בסך 538 מיליון ש"ח לחיזוק הצפון, בהתאם להחלטת הממשלה, בנוסף למקורות שיוקצו על ידי המשרדים ולתרומות
- הקצאת מקורות בסך 168 מיליון ש"ח לחיזוק הנגב והגליל במסגרת המשרד לפיתוח הנגב והגליל
- הקצאת מקורות בסך 130 מיליון ש"ח לתכנית הרב שנתית לפיתוח המגזר הערבי, הדרוזי והצ'רקסי
- הקצאת מקורות בסך 67 מיליון ש"ח לתכנית הרב שנתית לפיתוח ירושלים
- הקצאת מקורות בסך 20 מיליון ש"ח ללחימה בתופעת הסחר בנשים
- הקצאת מקורות לתכנון משרד ראש הממשלה החדש
- הקצאת מקורות בסך 8 מיליון ש"ח לוועדת וינוגרד לבדיקת אירועי מלחמת לבנון השנייה
- הקצאת מקורות בסך 200 מיליון ש"ח לפרויקט חינוך יהודי בתפוצות ולפרויקט תגלית
- הקצאת מקורות בסך 75 מיליון ש"ח למשרד לטיפול בענייני הגמלאים
- הקצאת מקורות בסך 27 מיליון ש"ח למשרד לעניינים אסטרטגיים
- הקצאת מקורות בסך 5 מיליון ש"ח להקמת מינהלת שירות אזרחי
- הקצאת מקורות בסך 19 מיליון ש"ח לתגבור קרן מורשת הכותל

- הקצאת מקורות בסך 5 מיליון ש״ח לפרויקט מחשב לכל ילד
- הקצאת מקורות לתגבור הפעילות השוטפת ולפרויקטים שונים במשרד ראש הממשלה
- הקצאת מקורות להיערכות למִפקד האוכלוסין המתוכנן לשנת 2008
- הקצאת מקורות לשיפור סקרים בלשכה המרכזית לסטטיסטיקה בהתאם לדרישות ה- OECD.

בנוסף, נציבות שירות המדינה עברה, בהתאם להחלטת הממשלה, ממשרד האוצר למשרד ראש הממשלה.

משרד האוצר

הצעת תקציב משרד האוצר לשנת 2008 (סעיפים 05 ו-55) מסתכמת בכ-1.924 מיליארד ש"ח (תקציב ברוטו שוטף ופיתוח).

מדיניות הממשלה להפחתת הוצאותיה הגבירה את ההתייעלות גם באגפי משרד האוצר, בד בבד עם הכנסת כלים טכנולוגיים ומחשוב, כדי לשפר את עבודת אגפי המשרד.

במסגרת החלטות הממשלה על תקציב המדינה לשנת 2004, הוחלט לאחד את אגפי המסים במשרד האוצר (אגף מס הכנסה ומסוי מקרקעין, אגף המכס והמע"מ ושע"מ – שירות עיבודים ממוכנים) ליחידה אחת. במסגרת זו מונה מנהל אחד לאגפי המסים, והוא הוסמך להפעיל את חוקי המס הרלוונטיים. במהלך שנת 2007 הוקמה ועדה בראשות רו"ח פרופי יצחק סוארי לבדיקת המשך יישום התכנית לאיחוד האגפים. הוועדה עתידה למסור את המלצותיה במהלך ספטמבר 2007.

רשות המסים לישראל

- הקצאת מקורות לפיתוח מערכת סחר חוץ חדשה, אשר תקשר בין מערכת הייבוא למערכת הייצוא ותייעל את הממשק למקבלי השירותים מהמערכת.
- הקצאת מקורות לבדיקה ביטחונית של מטעני בלדרות אווירית בהתאם להחלטת הממשלה.
- הקצאת מקורות להתאמת מערך הייצוא לדרישות המכס האמריקני (C.S.I).

המשרד הראשי באוצר

- הקצאת מקורות לתגבור אגף שוק ההון, הביטוח והחיסכון כחלק מההיערכות ליישום המלצות "ועדת בכר".
- הקצאת מקורות לפיתוח מערכת מיכון להרחבת מאגר נתוני השכר באגף השכר והסכמי עבודה.

כמו כן, נציבות שירות המדינה עברה, בהתאם להחלטת הממשלה, ממשרד האוצר למשרד ראש הממשלה.

משרד החוץ

הצעת התקציב של משרד החוץ לשנת 2008 (סעיף 09) מסתכמת בכ-1,462 מיליון ש"ח (תקציב ברוטו).

השינויים העיקריים בתקציב משרד החוץ לשנת 2008

- הקצאת משאבים בסך 12 מיליון ש"ח לקידום פרויקט "מיתוג ישראלי" בקרב מדינות וקהלי יעד בחו"ל, במטרה לשפר תדמית ולהעביר מסרים המקדמים את הייצוא, ההשקעות הזרות בישראל, התיירות ודעת הקהל העולמית, וכן, לתגבר את תקציב האגף להסברה לקשרי תרבות.
- תגבור תקציב מִסי חברות באו"ם ובארגונים בין-לאומיים ותשלומים לכוחות השלום בהתאם להחלטות מזכירות האו"ם בסך 40 מיליון ש"ח.
- תגבור האגף לעניינים אסטרטגיים, החטיבה לתכנון מדיני והמרכז למחקר מדיני בהתאם להמלצות ועדת שחק בדבר יכולת פעולתו המדינית של משרד החוץ כהפקת לקחים ממלחמת לבנון השנייה בסך 2 מיליון ש"ח.

משרד המשפטים

הצעת התקציב של משרד המשפטים (סעיפים 08 ו-53), הנהלת בתי המשפט ובתי הדין הרבניים לשנת 2008 מסתכמת בכ-2,756 מיליון ש"ח (תקציב ברוטו שוטף ופיתוח).

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, והצעת התקציב לשנת 2008 מבטאת את ההתמודדות עמם, בראש ובראשונה – ההתמקדות בהגברת אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל. כל זאת במגמה לשפר את רמת השירות המוענק לציבור ואת איכותו.

השינויים העיקריים בתקציב משרד המשפטים הראשי, הנהלת בתי המשפט ובתי הדין הרבניים בשנת 2008

משרד המשפטים

- הקצאת משאבים להוצאת תיקים לטיפול על ידי עורכי דין חיצוניים (Outsourcing), על מנת להפחית את העומס המוטל על פרקליטות המדינה
- הקצאת משאבים לפרקליטות המדינה
- המשך הקצאת מקורות לפיתוח מערכת מחשוב חדשה לפרקליטות המדינה, כחלק מההיערכות להפעלת מערכת המחשוב בבתי המשפט ובמטרה לייעל את המעקב אחר הטיפול בתיקים ובפעילות הפרקליטים
- הקצאת משאבים למחלקת ייעוץ וחקיקה
- הקצאת משאבים באפוטרופוס הכללי לשם יישום חוק נכסים של נספי השואה (השבה ליורשים והקדשה למטרות סיוע והנצחה), תשס"ו-2006
- הקצאת מקורות להגברת האכיפה והגבייה ברשם התאגידים (המאגד את הרשמים הבאים: חברות, משכונות, הקדשות ועמותות).

הנהלת בתי המשפט

- הקצאת משאבים לקליטת 17 שופטים מתוך 85 שופטים שיתוספו למערכת בשש השנים הקרובות
- המשך הקצאת מקורות לתגבור עוזרים משפטיים בבתי המשפט המחוזיים ובבתי משפט השלום במטרה לייעל ולקצר את ההליך השיפוטי
- הקצאת משאבים לתכנית ניסיונית להפעלת "גישור חובה" בהליכים אזרחיים טרם הדיון המשפטי על מנת להקל על העומס בבתי המשפט
- תקצוב מיזמים של בינוי היכלי משפט חדשים ופיתוח מערכת המחשוב של בתי המשפט במסגרת תקציב הפיתוח של הנהלת בתי המשפט.

בתי הדין הרבניים

- הקצאת מקורות לפיתוח מערכת מחשוב חדשה לבתי הדין הרבניים במטרה להפעיל מערכת מחשוב אחידה בבתי המשפט, בפרקליטות ובבתי הדין הרבניים, אשר תייעל את המעקב אחרי הטיפול בתיקים ואחרי פעילות בתי הדין
- הקצאת מקורות למעבר בית הדין בחיפה למבנה חדש
- הקצאת מקורות לקליטת עוזרים משפטיים לאבות בתי דין.

בנוסף בוצעו התאמות בתקציב הכולל בהתאם להחלטות הממשלה בדבר הפחתת הוצאות הממשלה.

תקציב גִמלאות

הצעת התקציב לגִמלאות לשנת 2008 (סעיף 12) מסתכמת בכ-9.2 מיליארד ש"ח בהוצאה ובכ-540 מיליון ש"ח בהוצאה מותנית בהכנסה.

הגִמלאות משולמות מתוקף חקיקה, החלטות ועדת הכספים והסדרים עם גופים חיצוניים. בדיקת הזכאות ואישור גובה הגִמלה נעשים על ידי הגמלאות בחשב הכללי.

החל משנת 2005, מתוקצבים בסעיף גמלאות, מלבד תשלומי הפנסיה התקציבית, גם הנושאים הבאים: הסיוע הממשלתי לקרנות הפנסיה הוותיקות שבהסדר, מימון התחייבות המדינה בגין העלאת גיל פרישה מעבודה ותקציב הסיוע לקרנות הפנסיה הוותיקות המאוזנות בגין הקטנת היקף אגרות החוב המיועדות.

הזכאים לגמלאות

- עובדי מדינה, עובדי תאגידים שפרשו לגמלאות וּשְאֵירֵיהם לפי חוק שירות המדינה (גמלאות) (נוסח משולב), תש"ל-1970 והתקנות שהותקנו מכוחו.
- נשיאים, מבקרי המדינה, שרים, שופטים, דיינים, קאדים, נגידי בנק ישראל, מנכ"לים לשעבר ושאיריהם – לפי חוק גמלאות לנושאי משרה ברשויות השלטון, תשכ"ט-1969, והתקנות שהותקנו מכוחו.
- עובדי ממשלת המנדט לשעבר (פנסיה רגילה ומוגדלת), בהתאם להחלטות ועדת הכספים של הכנסת.
- גִמלאֵי גופים חיצוניים: חברת הדואר, המוסד לביטוח לאומי, רשות השידור ומספנות ישראל על פי ההסדרים הקיימים עמם.
- השתתפות בתשלומי גִמלה, לפי הסכמים ל"רציפות זכויות" של מי שעברו משירות המדינה למקומות עבודה אחרים שבהם משולמת פנסיה מקרנות מיוחדות או מי שעברו ממקומות עבודה אחרים לשירות המדינה – בעבור אותן השנים שבהן עבדו בשירות המדינה.
- השתתפות בדמי גִמלה ל"מבטחים", "קרן גמלאות מרכזית" ו"גלעד" בעבור תשלומי קצבה למורים בבתי ספר על יסודיים, שהוצאו לגמלאות לפני הגיעם לגיל המזכה בפנסיה (קפ"מ).

מספר מקבלי הגמלאות ממינהלת הגמלאות בשנים נבחרות 1988-2006

1988	1994	1998	1999	2000	2001	2002	2003	2004	2005	2006
40,705	50,555	58,398	60,749	62,714	65,408	68,425	72,348	75,252	81,019	82,519

החבות האקטוארית הכלכלית של המדינה בגין גמלאים ועובדי מדינה פעילים, עמדה בסוף שנת 2006 על כ-367 מיליארד ש"ח. חבות זו היא החבות היחסית בהתאם לזכויות שנצברו עד ליום 31 בדצמבר 2006. החבות המלאה מוערכת בכ-470 מיליארד, והיא כוללת את עובדי המדינה, מערכת הביטחון, משטרת ישראל, שירות בתי הסוהר והמורים.

מעבר מפנסיה תקציבית לפנסיה צוברת

במארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. ההסכם קבע כי עובדים חדשים בשירות הממשלתי ובשירות הציבורי יבוטחו בפנסיה צוברת. ביולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי והעיריות של שלוש הערים הגדולות (חיפה, ירושלים ותל אביב-יפו). ההסכם קבע כי החל מיום 1 בנובמבר 2001 יבוטחו עובדים חדשים ברשויות המקומיות בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק שירות המדינה (גמלאות) נוסח משולב, תש"ל-1970. בעקבות כך ניתן היה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם התחיל באחד באפריל 2002.

במסגרת חוק ההסדרים במשק לשנת 1999, תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי התיקון בוטלה הזכאות מאוצר המדינה לגמלאות של נשיא המדינה, חברי כנסת, שרים, שופטים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל והמשנה לנגיד, שהחלו בכהונתם לאחר יום 15 במאי 1998. זכויותיהם לגמלאות יובטחו במסגרת של קרן פנסיה או קופת גמל לפי בחירתם.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

סיוע ממשלתי בגין העלאת גיל הפרישה מהעבודה

בעקבות חקיקת חוק גיל פרישה, התשס"ד- 2004, נקבע כי יוקצה תקציב ממשלתי לסיוע בפתרון קשיים כספיים שהם פועל יוצא של העלאת גיל הפרישה מעבודה. שר האוצר מינה ועדה ציבורית בראשות השופט (בדימוס) מנחם גולדברג ז"ל ובהשתתפות נציגים של ההסתדרות הכללית החדשה ולשכת התיאום של הארגונים הכלכליים, שתפקידה לקבוע אמות מידה להקצאת הסיוע הממשלתי האמור.

הוועדה הציבורית קבעה כי כספי הסיוע ישמשו למימון העלות הנוספת הכרוכה בהפיכת עובדים לפנסיונרים של קרן הפנסיה בה הם מבוטחים בהגיעם לגיל 65 (לגבר) ולגיל 60 (לאישה). מדובר בעובדים שפרשו לפנסיה מוקדמת במימון המעביד לפני יום 31 בדצמבר 2003, והמעביד התחייב לשלם להם פנסיה חודשית מיום פרישתם ועד למועד בו יגיעו לגיל הפרישה הישן, כאמור לעיל.

כמו כן סוכם כי יוקצה סכום של 600 מיליון ש"ח אשר יתפרש על פני עשר שנים, לצורך סיוע בפתרון קשיים כספיים ממשיים הנובעים מהעלאת גיל הפרישה, לרבות מימון הכשרות והסבות מקצועיות, הדרכות וכיו"ב.

הסדר קרנות הפנסיה

לנוכח הגרעונות האקטואריים בקרנות הפנסיה הותיקות הגירעוניות החליטה הממשלה ביום 25 במרס 2003 על גיבוש תכנית הבראה לקרנות הגירעוניות, במסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז׳ 1 לחוק הפיקוח על עיסקי ביטוח במסגרת תוכנית להבראת קרנות הפנסיה הותיקות הגירעוניות. התוכנית נועדה, כאמור, לטפל בגרעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות וחובות של עמיתים ותוך מתן סיוע ממשלתי בסך 78.3 מיליארד ש״ח (במחירי ינואר 2003).

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

סיוע לקרנות הפנסיה המאוזנות בגין ביטול אגרות חוב מיועדות

הסדר קרנות הפנסיה כלל הוראה, לפיה תופסק הנפקת אגרות חוב מיועדות מסוג ״מירון״ לכלל קרנות הפנסיה הוותיקות (הגירעוניות והמאוזנות), וכי סך אגרות החוב המיועדות (מסוג ״מירון״ שהונפקו בעבר ומסוג ״ערד״ שינופקו בעתיד) יעמוד על 30 אחוזים מכלל מצבת הנכסים של קרנות אלה.

מתוך מטרה לסייע לקרנות הוותיקות המאוזנות, בעקבות ביטול הנפקת אגרות חוב מיועדות מסוג ״מירון״ והורדת שיעורן מסך הנכסים, כאמור לעיל, הסכים משרד האוצר להעביר לקרנות אלו סיוע (בגין הנכסים החופשיים שיהוו 70 אחוזים מסך הנכסים) בגובה הפער בין התשואה השנתית האפקטיבית של אגרות חוב מסוג ״מירון״ לבין שיעור תשואה של 4 אחוזים. בנוסף הוחלט כי יינתן סיוע לקרנות בגין אגרות חוב מסוג ״ערד״ (חדשות) בגובה הפער בין תשואת אגרות החוב מסוג ״מירון״ לאגרות חוב מסוג ״ערד״.

תקציב מימון מפלגות וועדת הבחירות המרכזית

הצעת התקציב למימון מפלגות וועדת הבחירות המרכזית לשנת 2008 מסתכמת בכ-121 מיליון ש"ח.

דגשים לשנת 2008

מימון מפלגות שוטף לסיעות הכנסת

הצעת התקציב למימון שוטף לסיעות הכנסת היא 110 מיליון ש"ח.

חוק מימון מפלגות קובע את הכללים למימון השוטף של הסיעות בכנסת שעיקריו הם כדלהלן:

- גובה יחידת המימון עומד על סכום של 1,177 אלף ש"ח.
- המימון החודשי של ההוצאות השוטפות לסיעה הוא בסכום של 5 אחוזים מגובה יחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת, בתוספת סכום של 5 אחוזים מיחידת מימון לסיעה.

ועדת הבחירות המרכזית לכנסת

הצעת התקציב לוועדת הבחירות המרכזית לכנסת היא 10 מיליון ש"ח.

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה ומכהנת עד להקמת ועדת בחירות חדשה. בוועדה חברים נציגים מכל סיעות הכנסת. ועדת הבחירות המרכזית לכנסת אחראית על תכנון, על ארגון ועל ניהול הבחירות לכנסת עד לקביעת תוצאות הבחירות. ועדת הבחירות ממונה על ההכנות הדרושות לשם עריכת הבחירות ועל הפעלתן.

תקציב ועדת הבחירות המרכזית נקבע על ידי ועדת הכספים של הכנסת, בהתאם להצעת יושב ראש ועדת הבחירות המרכזית. בשנים שבהן לא נערכות בחירות, מועבר לוועדת הבחירות המרכזית תקציב תפעולי של כ-10 מיליון ש"ח.

המשרד להגנת הסביבה

הצעת תקציב המשרד להגנת הסביבה לשנת 2008 (סעיף 26) מסתכמת בכ-255.8 מיליון ש"ח, מהם כ-145.3 מיליון ש"ח בהוצאה נטו וכ-110.5 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2008 יועמד לרשות המשרד סכום של כ-47 מיליון ש"ח בהרשאה להתחייב.

דגשים לשנת 2008

- **צמצום זיהום האוויר בישראל** – המשרד להגנת הסביבה פועל במספר מישורים על מנת להביא לצמצום זיהום האוויר בישראל, בפרט במרכזי הערים הגדולות וממפעלי התעשייה. התמקדות המשרד באה לידי ביטוי במישורים הבאים:

  יישום תקני הדירקטיבה האירופאית IPPC בתעשייה – המשרד להגנת הסביבה פועל ליישום תקני הדירקטיבה האירופאית IPPC במפעלי תעשייה בישראל. דירקטיבת ה-IPPC נועדה לצמצום זיהום האוויר ממקורות תעשייתיים והיא מבוססת על מספר עקרונות מנחים ביניהם: גישה אינטגרטיבית הלוקחת בחשבון את התפקוד הסביבתי הכולל של המפעל באשר לסוגים שונים של זיהומים; שימוש בטכניקה הזמינה הטובה ביותר (BAT); גמישות של הרשויות במתן הרישיונות בהתאם לשונות בתנאי המפעל (מיקום, תנאים סביבתיים קיימים באזור וכו'); וכן השתתפות הציבור בתהליך קבלת ההחלטות ובמידע על המקורות הזיהומיים ועל השלכותיהם על הסביבה ועל בריאות הציבור. בשנה הקרובה יתמקד המשרד בקידום תקנים אלה במפעלי רמת חובב ובמפרץ חיפה.

  קידום תכנית פעולה לאומית לצמצום זיהום מכלי רכב – בהתאם להחלטת ממשלה מאפריל 2007, בדבר הכנת תכנית פעולה לאומית לצמצום זיהום האוויר מכלי רכב, משרדי הממשלה הנוגעים בדבר מכינים תכנית הכוללת צעדים רבים להפחתת רמת זיהום האוויר. התכנית המתגבשת תכלול החמרה בבדיקות זיהום האוויר במבחן הרישוי השנתי ופיקוח הדוק יותר על מכוני הרישוי; המרת רכב השירות של עובדי המדינה לכלי רכב חסכוניים בדלק וידידותיים לסביבה; קידום תכנית לגריטת כלי רכב מיושנים או כלי רכב חדשים שנמצאו מזהמים באופן חריג; מתן תמריצים כלכליים לקידום צריכת דלקים חלופיים נקיים שאינם מיוצרים מנפט ועוד. לאור ההשלכות הכלכליות מרחיקות הלכת של השינויים כאמור על המשק, פועלת הממשלה לגיבוש תכנית מאוזנת הלוקחת בחשבון את ההיבטים הסביבתיים אך פוגעת בפעילות הכלכלית במשק.

- **שיקום הנחלים** – המשרד ימשיך בפעולות שיקום הנחלים בישראל ובהפיכתם מערוצי ביוב ואתרי פסולת למקור משיכה לציבור הרחב ולמוקדים לפעילות ונופש, לפנאי ולפיתוח כלכלי. תהליך זה הינו מורכב וממושך ודורש השקעות כספיות גדולות. השיקום כולל תכנון, ביצוע ותחזוקה של קטעי נחלים בהתאם לסדרי עדיפויות סביבתיים וכלכליים.

- **טיפול בפסולת מוצקה והקצאת כספי היטל ההטמנה** – בשל מצוקת נפח ההטמנה והעלות הגבוהה למשק הנובעת מהטמנת פסולת מוצקה, התקבלה החלטת ממשלה מיום 9 באוגוסט 2005, לפיה ייקבע היטל על הטמנת פסולת מוצקה. קיומו של היטל ההטמנה מהווה תמריץ כלכלי למציאת פתרונות אלטרנטיביים להטמנת פסולת כגון

מחזור, וזאת במטרה להביא להפחתה משמעותית בכמות הפסולת המובאת להטמנה. בהתאם לתקנות החדשות שאושרו, החל מ-1 ביולי 2007 מוטל היטל על כל טון פסולת הנשלח להטמנה. בשנת ההפעלה הראשונה, ההיטל עומד על 10 ש"ח לכל טון פסולת. היטל זה יועלה באופן מדורג, כך שבכל שנה יתוספו 10 ש"ח, ומשנת 2011 ואילך יוטל היטל של 50 ש"ח לטון.

הכסף הנגבה באמצעות ההיטל נכנס לקרן לשמירת הניקיון אשר מנוהלת על ידי המשרד להגנת הסביבה. הכספים הנגבים מיועדים לקידום פרויקטים המתמרצים חלופות להטמנה. לפיכך, במהלך שנת 2007 עורך המשרד להגנת הסביבה בחינה מקיפה לצורך קביעת קריטריונים להקצאת הכנסות ההיטל והדרכים המיטביות לסיוע בהשקעות שמטרתן הפחתת כמות הפסולת המופנית להטמנה. בעקבות בחינה זו הוחלט כי תינתן תמיכה לסוגי הפתרונות הבאים: הפחתת הפסולת במקור על ידי פעולות שמטרתן לצמצם את היקף הפסולת המושלכת על ידי האזרחים; שינוי הטיפול הפנים עירוני בפסולת תוך הפרדת הזרמים של הפסולת בשלב האצירה באמצעות מרכזי איסוף ייעודיים או באמצעות הפרדת הפסולת למספר זרמים (רטוב או יבש); פתרונות למקטעי הביניים – מתקני מיון שאריות לפסולת מעורבת או תחנות מעבר; ופתרונות קצה כגון מתקני קומפוסטציה, שריפה, מִחזור מרכיבים יבשים, מתקני עיכול אנאירובי וגזיפיקציה.

- **הסדרת פסולת בניין** – הדרכים המקובלות בעולם להתמודדות עם מפגעי פסולת בניין הן: גריסה לשימוש חוזר באתרי הבנייה, מצע בסיסי בסלילת כבישים, מִחזור לניצול לתשתיות חדשות וסילוק לאתרים מוסדרים. על מנת לעודד את יישום הדרכים המצוינות לעיל, המשרד פועל במספר מישורים: מישור אחד הוא ביצוע פעולות לשיקום אתרים פגועים בפסולת בניין ועודפי עפר בירושלים ובעיקר באזור קו התפר ואגן העיר העתיקה, והקמת שתי תחנות מעבר למיון ולמחזור פסולת בניין. תכנית זו כוללת פעולות לקידום הקמת תשתיות לטיפול בפסולת בניין במטרה לעודד יזמים פרטיים להקים מפעלי מחזור כמו גם פעולות להגברת האכיפה בתחום. בנוסף, קיימת תכנית דומה לטיפול בפסולת בניין ובעודפי עפר באזור המשולש הדרומי. במישור השני, המשרד, בשיתוף עם התאגדות הקבלנים בישראל, מקדם פיילוט בו ייעשה שימוש חוזר של פסולת בניין במקור, קרי באתרי הבנייה. במישור השלישי, המשרד שם דגש על הגברת פעילות האכיפה למנוע השלכת פסולת בשטחים פתוחים ועל סגירת אתרים פיראטיים.

- **אזור התעשייה ואתר הפסולת הרעילה ברמת חובב** – במתחם רמת חובב, שהוקם בעקבות החלטת ממשלה בשנת 1975, מרוכזים מפעלי התעשייה הכימית הכבדה ואתר לסילוק פסולת רעילה. קיימים בו שלושה מוקדים עיקריים של מפגעי זיהום אוויר ומים: 17 מפעלים המאופיינים בתעשייה עתירת שפכים, בעלי הרכב וריכוז חומרים מסוכנים ובעייתיים לטיפול; האתר היחיד בארץ לטיפול בפסולת רעילה, שבו קיימת משרפה לחומרים מסוכנים; ומכון טיהור השפכים המשותף ובריכות האידוי, המצויים באחריות המועצה המקומית התעשייתית רמת חובב.

ריכוז כזה של מוקדים מהווה מטבעו פוטנציאל למפגעי זיהום אוויר, קרקע ומים. ביום 28 בנובמבר 2004, התקבלה החלטת ממשלה מספר 2801, שאימצה את תכנית המשרד לאיכות הסביבה להפחתת מפגעי זיהום אוויר ומים הנובעים מאזור התעשייה רמת חובב. במהלך שנת 2007 נוקט המשרד אמצעים ליישום תכנית הפעולה לטיפול במניעת מפגעים. תכנית זו משלבת טיפול מתקדם בשפכים ברמת המפעל הבודד; מניעת פליטת מזהמים לאוויר מהמפעלים (ארובות ופליטות לא מוקדיות); הפסקת הזרמת השפכים ושיקום בריכות האידוי; שיקום אתר הפסולת הרעילה; והגברת הפיקוח, הניטור והאכיפה. החל מסוף שנת 2005, משתתפת הממשלה בשיקום אתר הפסולת הרעילה ברמת חובב. לצורך כך הוקצבו כ-230 מיליון ש"ח לשיקום הבריכות החומציות ומגרש 181 באתר הפסולת הרעילה ברמת חובב, זאת על מנת להוריד את פוטנציאל הסיכון של האתר. במהלך שנת 2008 ימשיך המשרד בקידום נושא זה ויפעיל מפקח מטעמו באתר הפסולת לשם פיקוח צמוד על עבודות השיקום.

- **איתור ושיקום קרקעות מזוהמות** - בשנה האחרונה מקדם המשרד מהלך מוסכם עם חברות הדלק לאיתור, צמצום, טיפול ומניעת המשך זיהום הקרקעות מדלקים בתחנות דלק ותיקות. במהלך שנת 2007 צפויים להתבצע, על פי הנחיות המשרד, כ-70 סקרי קרקע בתחנות הדלק החשודות כמזוהמות. במהלך 6-10 השנים הבאות יבוצעו על פי הנחיות המשרד איתור, ניטור וטיפול בהתאם לצורך בכ-400 תחנות דלק ציבוריות. בנוסף, המשרד פועל למניעת זיהום מקווי צנרת ומיכלי דלק בתחנות דלק חדשות וותיקות לביצוע בדיקות אטימות של מיכלים וצנרות בתחנות דלק ולאיתור, צמצום, טיפול ומניעת זיהום קרקעות על ידי התעשייה, קווי צנרת דלק ארציים וחוות מיכלים בכלל.

- **פיתוח בר קיימא** – פיתוח בר קיימא, המשלב היבטים סביבתיים, כלכליים וחברתיים, קודם במהלך השנים במשרד, אך ההאצה בפעילות התרחשה עם אישור החלטת ממשלה מספר 246 מיום 14 במאי 2003 בנושא תכנית אסטרטגית לפיתוח בר קיימא בישראל. בהתאם להחלטה הוקם צוות מנכ"לים הכולל נציגים ממשרדי הממשלה, מהסקטור העסקי, מארגונים סביבתיים וחברתיים ומהאקדמיה, וגובשו עקרונות ליישום פיתוח בר קיימא במשרדי הממשלה. כמו כן הוקמו ועדות משנה לקדם פעילות בנושאים משותפים כגון שימור אנרגיה. המשרד מלווה את פעולות המשרדים בתחום ומסייע, ככל הנדרש, לקידום תכניות המקיימות את עקרונות פיתוח בר קיימא.

  המשרד ימשיך ביישום התכנית האסטרטגית לפיתוח בר קיימא במשרדי הממשלה השונים בשנת 2008. להלן דוגמאות ליישום בפועל של התכנית הממשלתית: עידוד השימוש בכלי רכב היברידיים על ידי משרדי האוצר והתחבורה באמצעות הפחתת מס הקנייה; קידום הקבורה הרוויה; פתיחת תכנית לימודים חדשה במדעי הסביבה לכיתות י' ואילך; עידוד עסקים קטנים, תמיכה וחונכות בנושא הסביבה; חיסכון בתאורת רחוב ברשויות המקומיות; קידום מעורבות הציבור והקהילה בתהליכי תכנון ובנייה; והפחתת זיהום אוויר הנגרם מתחבורה על ידי חיוב כל סוגי הרכב לעמוד בתקני יורו 3 ויורו 4.

- **קרנות ייעודיות** – בתקציב המשרד לאיכות הסביבה קיימות שלוש קרנות ייעודיות שהוקמו מכוח חקיקה ראשית. לקרנות אלה מועברות הכנסות ייעודיות ותקציבן מוקצה למטרות הקבועות בחוק.

  הקרן לשמירת הניקיון – הוקמה על פי חוק שמירת הניקיון, התשמ"ד-1984. בקרן זו ישנם שני חשבונות נפרדים אליהם מועברים כספים משני מקורות שונים: האחד מהיטל ההטמנה והשני מכספים המתקבלים בהתאם לחוק הפיקדון על מיכלי משקה, התשנ"ט-1999. בעקבות הפעלת היטל ההטמנה צפויות הכנסות הקרן לגדול ב-80 מיליון ש"ח בשנת 2008. בנוסף לשני המקורות המצוינים לעיל, לקרן לשמירת הניקיון יש הכנסות מהקנסות הנגבים בגין עבירות על החוקים הבאים: חוק שמירת הניקיון, חוק למניעת מפגעים, חוק הדרכים (שילוט), חוק החומרים המסוכנים, פקודות בריאות העם וחוק שמירת הסביבה החופית.

  הקרן למניעת זיהום ים – הוקמה על פי פקודת מניעת זיהום מי הים בשמן [נוסח חדש], התש"מ-1980.

  קרן צער בעלי חיים – הוקמה על פי חוק צער בעלי חיים (הגנה על בעלי חיים) התשנ"ד-1994. עד כה לא התקבלו הכנסות בקרן צער בעלי חיים, פרט לתקציב שהוקצה על ידי המשרד להגנת הסביבה.

הכנסותיהן של הקרנות האמורות גדלו משמעותית בשנים האחרונות והן צפויות לעמוד על כ-96 מיליון ש"ח בקרן לשמירת הניקיון ועל כ-12 מיליון ש"ח בקרן למניעת זיהומי ים.

השירותים החברתיים

הצעת תקציב ההוצאה הממשלתית לשירותים החברתיים לשנת 2008 מסתכמת בכ-125.8 מיליארד ש"ח. סכום זה מהווה כ-18.8 אחוזים מהתוצר המקומי של ישראל.

הצעת תקציב השירותים החברתיים (כולל תקציבי הפיתוח) לשנת 2008
(במיליארדי ש"ח)

המוסד לביטוח לאומי (כולל גמלאות במימון האוצר)*	48
חינוך	28.1
ההשכלה הגבוהה	6.1
תחום התעסוקה במשרד התעשייה, המסחר והתעסוקה	1.8
רווחה	3.7
מערכת בריאות (תקציב משרד הבריאות ודמי ביטוח בריאות)**	31.2
המשרד לקליטת העלייה	1.3
סיוע בדיור***	3.3
הוצאות אחרות (דתות ותגמולים לנכי רדיפות הנאצים ולנכי המלחמה בנאצים)****	2.3
סך הכול	**125.8**

* אומדן משרד האוצר לכלל הוצאות הביטוח הלאומי למעט הוצאות בעבור שירות מילואים.
** כולל העברות לקופות החולים במסגרת חוק ביטוח בריאות ממלכתי (למעט הכנסות קופ"ח).
*** הסכום מוצג לראשונה החל משנת 2008 (סיוע בשכר דירה, סיוע במשכנתאות ודיור ציבורי).
**** ההוצאה המפורטת לעיל אינה כוללת את השתתפות הממשלה בהוצאות הרשויות המקומיות עבור שירותים חברתיים.


אחרים (רשויות מקומיות, דתות, תגמולים לנכים)
2.3
מערכת הבריאות (תקציב משרד הבריאות ומס בריאות)
31.2
גימלאות הביטוח הלאומי (כולל גימלאות במימון האוצר)
48.0
סיוע בדיור
3.3
רווחה
3.7
התשכלה הגבוהה
6.1
קליטה
1.3
חינוך ותרבות
28.1
תחום תעסוקה במשרד התמ"ת
1.8
מקור: אגף התקציבים
התפלגות התקציב הרגיל – השירותים החברתיים: 2008
(במיליארדי ש"ח)

התפתחות ההוצאה לשירותים החברתיים בעשורים האחרונים

להלן מאפייני ההוצאה לשירותים החברתיים בשני העשורים האחרונים על פי תקופות:

החל מראשית שנות השמונים ועד לשנת 2001, חל גידול משמעותי בהוצאה החברתית בשיעור שעלה באופן ניכר על שיעור הגידול באוכלוסייה, וזאת ללא קשר לשינויים במחזורי העסקים או לכל משתנה כלכלי-חברתי אחר העשוי להסביר את הגידול האמור. ההוצאה הריאלית לתשלומי העברה גדלה בשנים 1980 עד 2001 פי ארבעה ויותר, והייתה אחד הגורמים העיקריים שהובילו את הגידול בהוצאה החברתית.

במהלך השנים 2002 עד 2005 חלה ירידה בהוצאה החברתית מ-110.6 מיליארד ש"ח (במחירי 2005), בשנת 2001 ל-98.3 מיליארד ש"ח (במחירי 2005) בשנת 2005. גם תמהיל ההוצאה השתנה בתקופה זו. בשנים אלו נרשמה ירידה בגובה הריאלי של ההוצאה לתשלומי העברה, תוך ירידה בשיעור תשלומי ההעברה מהתוצר. ירידה נוספת חלה בהוצאה לחינוך כשיעור מהתוצר, לעומת עלייה שחלה בהוצאה לבריאות, לשיכון ולרווחה.

במהלך השנים 2006-2007 הגדילה הממשלה את ההוצאה לשירותים חברתיים תוך שימת דגש על סיוע לאוכלוסיות שאינן בגיל העבודה. התוספות ניתנו בתחומי החינוך, הבריאות ותשלומי ההעברה לקשישים ולילדים. בשנת 2008 צפויה ההוצאה לשירותים חברתיים להמשיך לגדול.

ההתפתחות בשנות השמונים והתשעים

במהלך שנות השמונים גדלה ההוצאה הממשלתית לשירותים החברתיים בשיעור של כ-38 אחוזים ובשנות התשעים גדלה בשיעור של כ-67 אחוזים. ההוצאה הריאלית הממשלתית לשירותים החברתיים גדלה בשני העשורים האמורים בכ-130 אחוזים, בעוד ששיעור הגידול באוכלוסייה עמד על 58 אחוזים.

חלק ניכר מהגידול בהוצאה החברתית מוסבר על ידי הגידול בהוצאה לתשלומי העברה. בשנות השמונים חל גידול ריאלי של כ-75 אחוזים בהוצאה לתשלומי העברה ובשנות התשעים גדלה ההוצאה לתשלומי העברה בשיעור ריאלי של כ-87 אחוזים. על פי נתוני מרכז טאוב לחקר המדיניות החברתית בישראל, עמד שיעור ההוצאה לתשלומי העברה מתוך התמ"ג בתחילת שנות השמונים על 5.5 אחוזים. לקראת סוף שנות השמונים עלה השיעור לכ-7 אחוזים, בסוף שנות התשעים עלה ל-7.3 אחוזים, ובשנת 2001, הגיע לכדי 8.2 אחוזים.

הגידול בתשלומי ההעברה נבע ממספר גורמים, ביניהם שינויי חקיקה אשר הגדילו את מספר הזכאים לתשלומים ואת גובה התשלומים; גידול באוכלוסיית מקבלי הקצבאות בשיעור העולה על שיעור הגידול הטבעי באוכלוסייה; ועלייה בשכר הריאלי שאליו היו צמודות הקצבאות. לשם הדגמה, מספר הזכאים לגמלת הבטחת הכנסה עלה בין השנים 1990 ל-2003 בכ-390 אחוזים, מכ-32,000 זכאים לכ-156,000 זכאים, בעוד שהאוכלוסייה בשנים אלה גדלה בכ-45 אחוזים בלבד. מספר הזכאים לקצבה גדל גם בשנים בהן נמדדו שיעורי צמיחה גבוהים בתוצר ובשנים בהן שיעור הבלתי מועסקים ירד ונוספו מקומות עבודה רבים למשק.

לגידולים בהיקפי התשלומים תרמו גם השינויים בקצבאות הילדים (במהלך שנות התשעים בוטלו מבחני ההכנסות לצורך הקצבה והושוו הקצבאות ליוצאי צבא ולמי שאינם יוצאי צבא); החוק לצמצום ממדי העוני בשנים 1994-1995; והגידולים בהוצאה לקצבאות הבטחת קיום בסוף שנות התשעים ובראשית העשור הנוכחי.

בשנות התשעים גדלה ההוצאה לשירותים בעין (חינוך, בריאות, רווחה, תעסוקה, קליטה ושיכון) בכ-53 אחוזים, ועמדה בשנת 1999 על כ-64.3 מיליארד ש"ח (במחירי 2005). הגידול המשמעותי ביותר חל בהוצאה לחינוך, אשר עלתה בשנים אלו ב-72 אחוזים, לכ-30.8 מיליארד ש"ח בשנת 1999. ההוצאה לבריאות גדלה בשנים האמורות בכ-42 אחוזים, לכ-16.6 מיליארד ש"ח בשנת 1999.

שנות התשעים התאפיינו גם בגידול בהוצאה לקליטת העלייה, בעקבות עלייתם לארץ של למעלה ממיליון עולים חדשים. ההוצאה לקליטת העלייה עלתה מכ-700 מיליון ש"ח בשנת 1989 (במחירי שנת 2003) לכ-4.6 מיליארד ש"ח בשנת 1991 ולכ-2 מיליארד ש"ח בשנת 2000. כמו כן עלתה ההוצאה הממשלתית לדיור מכ-1.8 מיליארד ש"ח בשנת 1989 (במחירי שנת 2003) לכ-19.3 מיליארד ש"ח בשנת 1992 וכ-10 מיליארד ש"ח בשנה במחצית השנייה של שנות התשעים.

ההתפתחות בשנים 2002-2007

בין השנים 2002 ל-2004 התקבלו שינויי חקיקה אשר הפחיתו את ההוצאה לתשלומי העברה באופן משמעותי. לצד הצורך בהפחתת היקף תשלומי ההעברה, אשר הגיעו כאמור ל-8.2 אחוזים מהתמ"ג בשנת 2001, שאפה הממשלה גם להקטין את התמריצים לאי השתתפות בכוח העבודה שטומנת בחובה מערכת הקצבאות. בהתאם לכך הופחתו קצבאות הבטחת הכנסה, תוך שינוי מבנה הגמלה באופן המקטין את התמריצים השליליים לאי השתתפות בעבודה ולהגדלת היקף העבודה. לצד האמור, נפתחה תכנית מהל"ב (מהבטחת הכנסה לתעסוקה בטוחה - כיום תכנית "אורות לתעסוקה") לשילוב מקבלי גמלת הבטחת הכנסה בעבודה. בנוסף, הופחתו קצבאות הילדים בתהליך מדורג אשר עיקרו השוואת ההקצבה המשולמת בעד כל ילד בתהליך מדורג והוחלט על הפחתות בתשלומי העברה אחרים ובכלל זה בדמי האבטלה לצעירים.

בעקבות ההפחתות האמורות, ירד שיעור תשלומי ההעברה מהתמ"ג ל-6.5 אחוזים בשנת 2006. שיעור ההוצאה החברתית מתוך ההוצאה הממשלתית (ללא החזר חובות) ירד מ-56.1 אחוזים בשנת 2001 ל-50.7 אחוזים בשנת 2006. כחלק ממדיניות הממשלה להגדלת הסיוע לאוכלוסיות שאינן בגיל העבודה ולהגדלת מספר המועסקים במשק, נקטה הממשלה במהלך השנים 2005-2007 במספר צעדים הצפויים להגדיל את ההוצאה לשירותים החברתיים בשיעור ניכר, וביניהם: הגדלת שכר המינימום; הרחבת היצע השירותים הניתנים לילדי אימהות עובדות והעמקת הסבסוד הניתן להן; הגדלת קצבאות הזקנה והשארים לכלל אוכלוסיית הקשישים; הגדלת קצבאות השלמת הכנסה לקשישים שאין להם הכנסה ממקורות אחרים; הקטנת ההשתתפות העצמית ברכישת תרופות לחולים כרוניים; הכנסת טכנולוגיות חדשות לסל התרופות; הרחבת מפעל ההזנה על פי חוק ארוחה יומית לתלמיד, התשס"ה-2005; הרחבת מערך שילוב ילדים בעלי צרכים מיוחדים במערכת החינוך הרגילה; רפורמה במערכת החינוך, הרחבת הטיפול והסיוע לניצולי שואה ושינוי תוואי ההפחתה בקצבאות הילדים. כמו כן, הוגשה לכנסת הצעת חוק להחלת הסדר "מס שלילי" בישראל.

ההוצאה לשירותים התברתיים, כשיעור מההוצאה הממשלתית ללא החזרי חוב, גדלה מכ-31 אחוזים בתחילת שנות השמונים, וכ-50 אחוזים בתחילת שנות התשעים, ל-56.1 אחוזים בשנת 2001, והיא צפויה לעמוד על כ-51.2 אחוזים בשנת 2007.

התפתחות תשלומי העברה והשירותים בעין*: 1980–2007
(במחירים קבועים, מדד 1980=100)


תשלומי העברה
שירותים בעין
מדד
0
50
100
150
200
250
300
350
400
450
1980
1985
1990
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

* שירותים בעין: חינוך, בריאות ושירותי רווחה אישיים

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

התפתחות ההוצאה החברתית כאחוז מההוצאה הממשלתית: 1980–2007
(ללא החזר חובות)


אחוז
25
30
35
40
45
50
55
60
31.7
32.1
45.2
49.2
51.7
51.1
53.1
52.4
53.2
53.7
54
55.1
55
56.1
54.2
54.1
52.6
51.7
50.6
51.2
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
השנה

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

התפתחות ההוצאה לשירותים בעין בשנים 2007-1980

(במחירי 2006, במליארד ש"ח)


מיליארדי ש"ח
70
65
60
55
50
45
40
35
30
25
20
1980
1985
1990
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

* שירותים בעין: חינוך, בריאות ושירותי רווחה אישיים

משרד החינוך

הצעת התקציב הרגיל של משרד החינוך לשנת 2008 (סעיף 20) מסתכמת בכ-27.5 מיליארד ש"ח.
הצעת תקציב הפיתוח של המשרד (סעיף 60) מסתכמת בכ-527 מיליון ש"ח ובכ-609 מיליון ש"ח בהרשאה להתחייב.

הדגשים בפעולות המשרד לשנת 2008

- **הרפורמה בחינוך** (תשס"ח-תשע"ג) – "אופק חדש" – תחילת יישום הרפורמה במערכת החינוך, אשר תיפרש על שש שנים בעלות תקציבית כוללת המוערכת בכ-5 מיליארד ש"ח.

  היבטים מרכזיים ברפורמה:

  שינוי מבנה שבוע העבודה של המורים (תוספת שעות עבודה מול תלמידים ותוספות שעות שהייה בבית הספר עד ל-36 שעות).

  קביעת מבנה שכר חדש למורים ומבנה שכר חדש ונפרד למנהלים.

  שינוי הליך הפיטורין הפדגוגיים והעצמת סמכויות מנהל בית הספר.

  תחילת יישום הרפורמה בשנת הלימודים תשס"ח בלמעלה מ-200 בתי ספר והמשך ההיערכות להרחבתה בשנות הלימודים תשס"ט ואילך.

- **מאבק באלימות** – קידום תכנית בבתי-הספר ליצירת אקלים חינוכי מיטבי ולצמצום האלימות ב-800 בתי-ספר.
- **פדגוגיה** – קידום תחום הפדגוגיה והתאמתו לדרישות בוגר מערכת החינוך: עדכון תכניות הלימוד; התאמת חומרי הלמידה ועזרי ההוראה לתכנית הלימודים ולחינוך במאה ה-21; ביצוע השתלמויות, הכשרות והדרכה בקרב הצוות החינוכי להטמעת תכניות הלימודים; העמקת לימודי מקצוע האזרחות; תגבור לימודי המדעים בבתי-הספר העל-יסודיים; קידום החינוך הטכנולוגי; הרחבת תכנית כישורי חיים וחינוך חברתי (שעת חינוך); הפעלה וליווי של בתי ספר "שוחרי שינוי".
- **עובדי הוראה ומנהלים** – טיפוח וקידום מעמד עובדי ההוראה: פיתוח מקצועי לעובדי הוראה – השתלמויות והדרכה; פיתוח המכון הישראלי למנהיגות בית ספרית להכשרה; תמיכה ופיתוח מנהלים ועתודות ניהול.
- **הגיל הרך** – הרחבת העשייה החינוכית בגיל הרך: ליבה – פיתוח והטמעת תכניות הליבה באשכולות: שפה, מתמטיקה, מדעים, אומנויות, כישורי חיים ומורשת; איתור ואבחון – החלת השימוש בכלי התצפית מבטים – לאיתור מעוכבי למידה; והרחבת הפעילות של תכנית מעג"ן – מערך פרא-רפואי תומך גן.
- **הגנה לילד** – הפעלת מעטפת הגנה לילד: מערכת מעקב, איתור ליקויי למידה – מערך כולל לאיתור, אבחון, ניטור וטיפול בתלמידים ליקויי למידה ומעוכבי התפתחות בכל שכבות הגיל; חינוך לתרבות של התנהגות בטיחותית

כאורח חיים (מניעת תאונות דרכים, פציעות, תאונות אחרות); המשך הפעלת פרויקט ההזנה – ארוחה חמה לילד וחינוך לתזונה ואכילה נכונה; סיוע לילדים חולים ומאושפזים.

- **סביבה לימודית** – שיפור הסביבה הלימודית: בניית 8,000 כיתות בתכנית חמש שנתית (ב-2008 ייבנו 1,790 כיתות); חידוש ושדרוג מוסדות חינוך; הצטיידות סביבות למידה ועזרי הוראה – הקמת ספריות והצטיידות בספרים, הצטיידות במעבדות מחשבים, מדעים וטכנולוגיה.
- **בית הספר כקהילה לומדת** – פיתוח בית הספר כבית חינוך וכקהילה חברתית לומדת: הפעלת תכנית "הנוער במרכז העניינים" – פעילות רב תחומית ורב מערכתית להעצמת הנוער; פיתוח תכניות למנהיגות צעירה; מעורבות בקהילה – אזרחות פעילה, התנדבות, עזרה לזולת ומחויבות אישית; תכנית טיולים להעמקה של הכרת הארץ ואהבתה; שילוב מתנדבים – הכפלת מספר המתנדבים המבוגרים במערכת החינוך.
- **שוויון הזדמנויות וצמצום פערים** – שוויון הזדמנויות לילדי המגזר הלא יהודי: הרחבת תכנית החומש למגזר הלא יהודי; הרחבת התמיכה והתכניות לעולים חדשים; מתן מענה לתלמידים בעלי צרכים מיוחדים; מלגות לתלמידים; הרחבת פרויקט השאלת ספרים לכ-1500 בתי ספר.
- **נוער בסיכון** – טיפול ממוקד בנוער בסיכון ובמצוקה: מעקב צמוד אחרי נשירה גלויה וסמויה מתוך מגמה להקטין ל-2.5 אחוזים את שיעור המנותקים שאינם במסגרת לימודית, חינוכית או טיפולית.
- **הישגים לימודיים** – קידום ההישגים הלימודיים ועידוד מצוינות: סיוע ממוקד להשגת תעודת בגרות; הפעלת תכנית פיילוט לטיפוח מצוינות ב-50 בתי-ספר.
- **תרבות ארגונית** – טיפוח תרבות ארגונית שתקדם את מערכת החינוך: הטמעת שימוש במערכות מידע מתקדמות – מנב"ס ומשכית; צמצום היעדרויות מורים; הערכה ומדידה – יישום מדיניות חדשה של הערכה ומדידת הישגים במערכת החינוך.
- **חיזוק מערכת החינוך בחיפה, בצפון וביישובי עוטף עזה** – המשך תכניות השיקום והליווי של מערכת החינוך באזורים אלה.

ההשכלה הגבוהה

הצעת התקציב להשכלה הגבוהה לשנת 2008 (סעיף 21) מסתכמת בכ-6.33 מיליארד ש"ח.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב ועל ידי משרד החינוך (מוסדות להכשרת כוח אדם בהוראה). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (מוסדות חוץ תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **שבע אוניברסיטאות** העוסקות במחקר ובהוראה לקראת שלושה תארים אקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- **האוניברסיטה הפתוחה**, המבוססת על לימוד מרחוק ועל לימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- **מכללות**, שעיקר עיסוקן בהוראה לקראת תואר ראשון של לימודים אקדמיים כלליים או מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**
- **מסלולים אקדמיים לקראת תואר ראשון במכללות אזוריות** – כל אחד מן המסלולים נמצא באחריותה האקדמית של אחת האוניברסיטאות בישראל.

נתונים כלליים

בשנת תשס"ו הסתכם מספר הסטודנטים במוסדות להשכלה גבוהה (כולל מוסדות חוץ תקציביים, לא כולל את האוניברסיטה הפתוחה ושלוחות מחו"ל) בכ-209.1 אלף סטודנטים, מתוכם 61 אחוזים למדו באוניברסיטאות (ובכללם 3.9 אחוזים במסלולים האקדמיים במכללות האזוריות באחריות האקדמית של האוניברסיטאות), 10 אחוזים במכללות להכשרת מורים ו-31 אחוזים במכללות האקדמיות. מספרם הכולל של הסטודנטים גדל בתשס"ו בכ-3,500 סטודנטים, שיעור גידול של כ-1.7 אחוזים בהשוואה למספרם בתשס"ה.

באוניברסיטה הפתוחה למדו בשנת תשס"ו כ-38,630 סטודנטים לתואר ראשון בכ-400 קורסים שונים. מספר זה שקול לכ-20,000 סטודנטים הלומדים תכנית לימודים מלאה באוניברסיטה אחרת. בנוסף אליהם למדו באוניברסיטה הפתוחה בתשס"ו כ-2,500 סטודנטים לתואר שני. האוניברסיטה הפתוחה מקיימת את לימודיה בכ-40 מרכזי לימוד בכל רחבי הארץ.

האוניברסיטאות

בשנת תשס״ו למדו בשבע האוניברסיטאות כ-122.9 אלף סטודנטים, לעומת 124.4 אלף בשנת תשס״ה.

63 אחוזים מכלל הסטודנטים באוניברסיטאות למדו לקראת התואר הראשון, 29 אחוזים – לקראת התואר השני ולימודי תעודה ו-8 אחוזים – לקראת התואר השלישי.

בין כותלי האוניברסיטאות נערך כמעט כל המחקר הבסיסי בישראל וכ-14 אחוזים מהמחקר והפיתוח האזרחי בישראל. בתשס״ו מנה הסגל האקדמי הפעיל באוניברסיטאות 9,680 מרצים במשרות שלמות.

יעדים

היעדים העיקריים של מערכת ההשכלה הגבוהה הם:

- **הוראת מגוון מקצועות ותחומים** הדורשים השכלה גבוהה, כדי להכשיר כוח אדם מקצועי ברמה אקדמית בהתאם לצורכי החברה והמשק ולשם הכנת העתודה האינטלקטואלית של המדינה.
- **הענקת השכלה גבוהה לכל תלמיד שוחר דעת והשכלה הכשיר לכך** והענקת הזדמנות שווה ללימודים גבוהים לכל שכבות החברה.
- **עריכת מחקר מדעי** – בסיסי ויישומי בהיקף נרחב וברמה גבוהה.
- **הכשרת העתודה המדעית** של מערכת ההשכלה הגבוהה ושל המחקר.
- **פיתוח וקידום המכללות האקדמיות העצמאיות** (הכלליות והטכנולוגיות) וקידום המכללות האזוריות המקיימות לימודים באחריות אקדמית של האוניברסיטאות.

התקציב הרגיל

התקציב הרגיל של מערכת ההשכלה הגבוהה מיועד בעיקר למימון הפעילות השוטפת של המוסדות להשכלה גבוהה והוא מתקבל משלושה מקורות עיקריים:

- **השתתפות ציבורית** – השתתפות הממשלה המועברת ברובה לידי המוסדות באופן ישיר, ובחלקה מועברת כהקצבות ייעודיות למטרות מוגדרות.
- **הכנסות משכר לימוד**
- **הכנסות עצמיות** – תרומות, תקורה ממענקי מחקר והכנסות אחרות.

תקציב הפיתוח

בנוסף להשתתפותה בתקציב הרגיל, השתתפה הממשלה בשנת 2007 גם בהשקעות פיתוח של המוסדות להשכלה גבוהה בסכום של כ-100 מיליון ש"ח. אף בשנת 2008 תעמוד הרזרבה לפיתוח המוסדות להשכלה גבוהה על כ-100 מיליון ש"ח.

התכנית הרב שנתית למערכת ההשכלה הגבוהה

במהלך שנת 2004 נחתם סיכום בין משרד האוצר והוועדה לתכנון ולתקצוב בדבר תכנית רב שנתית למערכת ההשכלה הגבוהה לשנים תשס"ד-תשס"ח. במסגרת הסיכום יודגשו, במהלך שנות התכנית, הנושאים הבאים: ייצוב תקציבי של אוניברסיטאות המחקר המצויות בגירעון שוטף תוך ייעול פעילותן במסגרת תכניות הבראה; ליווי ובקרת השינוי במבנה הארגוני של האוניברסיטאות; שמירה על תפוקות המחקר והמצוינות המדעית של ישראל; בקרת איכות ההוראה והמחקר במוסדות להשכלה גבוהה; הגדלת מספר הסטודנטים לתואר הראשון במכללות האקדמיות המתוקצבות תוך חתירה לייעול מערך המכללות; פיתוח פיזי של המוסדות (המתמקד בתשתיות המחקר באוניברסיטאות ובתשתית ההוראה במכללות); והסדרת הפיקוח והבקרה על תנאי ההעסקה והשכר של הסגל במוסדות להשכלה גבוהה.

נושא שינוי המבנה הארגוני במוסדות להשכלה גבוהה קיבל ביטוי גם בהחלטת המועצה להשכלה גבוהה מיום 9 במארס 2004. בהחלטה נקבעו עקרונות מחייבים למבנה ארגוני, כגון קביעת הליכי מינוי של נושאי משרה ללא ניגודי עניינים וכן יצירת כפיפות ברורה בין דרגי הניהול השונים של המוסדות. במהלך שנת 2005 נערכו שינויים במסמכי האגד של מרבית האוניברסיטאות. הליך עריכת שינויים נוספים הנדרשים לשם עמידה בדרישות המחייבות של המל"ג מצוי בעיצומו.

במקביל לכך, במהלך שנת 2005 הוחל בתהליך של ביצוע תכניות הבראה והתייעלות לאוניברסיטאות המחקר. עמידתן בתכניות אלו תהווה תנאי למתן סיוע נוסף כחלק מתקציב התכנית הרב שנתית כאמור.

טכנולוגיות משולבות

מתוך שאיפה לשמור על מעמדו הבין-לאומי הגבוה של המחקר האוניברסיטאי בישראל ולקדם אותו בתחומים המצויים בחזית הידע המדעי והטכנולוגי, גובשה תכנית בנושא טכנולוגיות משולבות. התכנית כוללת את הסעיפים הבאים: פיתוח הכשרה רב תחומית של מצוינים; סיוע בהחזרת מדענים רלוונטים ארצה; פיתוח תשתיות ומעבדות בתחום הטכנולוגיות המשולבות; תמיכה במחקרים משולבים; ופעילות מכוונת להעברת הידע בתחומי הטכנולוגיות המשולבות מהאקדמיה לתעשייה.

התכנית אושרה לתקופה של חמש שנים. התקציב המתוכנן לשנה הראשונה של הפעלת התכנית (תשס"ז) מסתכם ב-90 מיליון ש"ח. הוא יגדל ל-100 מיליון ש"ח בשנה השנייה ויגיע ל-120 מיליון ש"ח בשנה החל מהשנה השלישית. מימון התכנית יתחלק באופן שווה בין ארבעה גורמים: ות"ת, האוניברסיטאות, משרד האוצר ומשרד התעשייה, המסחר והתעסוקה.

ועדת שוחט לרפורמה במערכת ההשכלה הגבוהה

בשנת 2007 פעלה ועדה בראשות מר אברהם (בייגה) שוחט לבחינת מערכת ההשכלה הגבוהה. במסגרת מסקנות הוועדה הומלץ על תכנית פעולה שש-שנתית לשיפור מערכת ההשכלה הגבוהה, אשר תתפרש על פני השנים תשס״ח-תשע״ג. בדו״ח הוועדה הומלץ לפעול בשנים אלה במספר מישורים כדלקמן:

- עיבוי וחיזוק המחקר הבסיסי
- שיפור איכות ההוראה
- הרחבת הנגישות ללימודים במערכת ההשכלה הגבוהה
- חיזוק הגמישות הניהולית במוסדות כדי לעודד מצוינות בהוראה ובמחקר
- יצירת יתרונות לגודל ועידוד שיתוף הפעולה בין המוסדות להשכלה גבוהה בתחומי התשתיות ובתחומי לימוד שונים
- הגדלת אחוז הסטודנטים הלומדים מדעי הטבע והנדסה מכלל הסטודנטים הלומדים לתואר הראשון באוניברסיטאות ללא הגדלת מספר הסטודנטים לתואר הראשון באוניברסיטאות.
- קליטת הגידול במספר הסטודנטים לתואר הראשון במכללות האקדמיות.
- שינוי במבנה ובגובה שכר הלימוד בצד שינוי מערך הסיוע לסטודנטים.

עוד המליצה הוועדה על תוספת משאבים הדרגתית לאוניברסיטאות בשנים תשס״ח-תשע״ג משלושה מקורות: המדינה, גידול בהכנסות משכר הלימוד וגידול בהכנסות העצמיות.

המלצות הוועדה טרם אומצו על ידי הממשלה.

משרד הרווחה

הצעת התקציב של משרד הרווחה והשירותים החברתיים לשנת 2008 (סעיף 23) מסתכמת בכ-4,882 מיליון ש"ח, מהם כ-1,222 מיליון ש"ח בהוצאה מותנית בהכנסה.

משרד הרווחה אחראי על התוויית מדיניות הרווחה בישראל, על קביעת סטנדרטים של שירותי רווחה, הערכה ומחקר של שירותים ועל תקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות אשר באמצעותן מסופקים שירותי הרווחה.

דגשים מרכזיים לשנת 2008

- פיתוח שירותי רווחה ומיקודם באוכלוסיות נזקקות.
- תגבור הפתרונות הקהילתיים ופיתוחם כתחליף לפתרונות חוץ ביתיים.
- טיפול בילדים בסיכון ויישום דוח הוועדה הציבורית לילדים ובני נוער בסיכון ובמצוקה (ועדת שמיד), תוך המשך יישום תכנית "עם הפנים לקהילה", אשר במסגרתה נעשה מאמץ להרחיב את הטיפול הקהילתי ולהקטין את מספר המטופלים במסגרות חוץ ביתיות.
- התמודדות עם תופעת האלימות.
- שיפור השירות לחוסים במעונות הממשלתיים במסגרת יישום החלטת ממשלה מספר 2209 מיום 12 באוגוסט 2007, שעניינה העברת שני מעונות לטיפול באדם המפגר להפעלה על ידי גורמים ציבוריים חוץ ממשלתיים שאינם פועלים למטרות רווח.
- שילוב תעסוקתי לאנשים עם מוגבלויות במסגרת יישום דוח הוועדה הציבורית לבדיקת ענייני הנכים וקידום שילובם בקהילה (ועדת השופט לרון ז"ל) וקידום תעסוקתי לאוכלוסיות חלשות על ידי תכניות שיקום.
- פיתוח שירותי רווחה וחיזוק קהילות בעת חירום תוך עדכון והתאמה של התכניות לשעת חירום.
- שיפור אופן אספקת שירותי הרווחה באמצעות המחלקות לשירותים חברתיים ברשויות המקומיות.

דגשים אלה, כמו גם כל שאר הפעולות, התכניות והיעדים המוצגים בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כפי שמפורט בכל אחד מסעיפיו.

תוספות תקציב לשנת 2008

הצעת התקציב לשנת 2008 כוללת תוספות תקציב למימון ולתגבור שירותי הרווחה השונים, ובכלל זה:

- תוספת מכסות לסידור חוץ ביתי לאוכלוסיות הרווחה:
  - 300 מכסות לסידור חוץ ביתי לאנשים עם נכויות (150 מכסות מעבר לגידול הטבעי)
  - 170 מכסות לפעוטות במעונות יום שיקומיים בהתאם לחוק מעונות יום שיקומיים, התש"ס-2000.
  - לאגף לטיפול באדם המפגר – תוספת של 300 מכסות למעונות פנימייה, 150 מכסות במפעלי עבודה שיקומיים ו-150 מכסות למעונות יום טיפוליים. הוספת משאבים לשיפור השירות במעונות הפנימייה באמצעות צמצום גודל הקבוצות.
  - 50 מכסות לסידור חוץ ביתי לאנשים עם אוטיזם.
  - 500 מכסות למעונות יום עבור פעוטות בסיכון בהתאם לחוק פעוטות בסיכון (הזכות למעון יום), התש"ס-2000.
- במסגרת אגף השיקום תוגבר התקציב לטיפול באנשים עם מוגבלויות באמצעות שירותי קהילה, ובכלל זה תעסוקה מוגנת, תעסוקה נתמכת והקמת קהילות תומכות לאנשים עם מוגבלויות.
- תגבור התקציבים למלחמה באלימות באמצעים הבאים:
  - תוספת מכסות לנוער בסיכון במעונות פנימייה ברשות חסות הנוער
  - תגבור מערך שירותי הקהילה למניעת אלימות בקרב נוער ומבוגרים
  - תוספת 100 תקני כוח אדם שיוקצו בעיקר עבור קציני מבחן לנוער ולמבוגרים.
- תוספות שונות לפיתוח שירותים קהילתיים ובכלל זה שירותים לקשישים, טיפול במכורים, טיפול בנשים נפגעות תקיפה מינית ותוספת תקציב עבור צרכים מיוחדים.

המוסד לביטוח לאומי

הקצבת אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2008 (סעיף 27) תסתכם בכ-25.3 מיליארד ש"ח.

הקצאה זו מתקציב המדינה מיועדת בעיקר לנושאים הבאים:

תשלום קצבאות במימון של המדינה, בסכום של כ-8.4 מיליארד ש"ח.
השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ"ה-1955 (להלן – חוק הביטוח הלאומי) בסכום של כ-16.7 מיליארד ש"ח.
העברות אחרות למוסד לביטוח לאומי, בסכום של כ-241 מיליון ש"ח.

השתתפות המדינה בגבייה ובמימון ענפי ביטוח ילדים, זקנה ושאירים וענפים אחרים

על פי סעיף 32 לחוק הביטוח הלאומי, ישתתף אוצר המדינה בשנת 2008 בכ-16.7 מיליארד ש"ח בגבייה בענפי הביטוח הלאומי: ענף ילדים, ענף זקנה ושאירים, נכות וענפים אחרים. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים. בשנת 2005 החלה הפחתת דמי הביטוח הלאומי המופרשים על ידי המעסיקים בתהליך מדורג שיסתיים בשנת 2009. על מנת שלא לפגוע בהכנסות המוסד לביטוח לאומי, שונו שיעורי ההשתתפות של המדינה בגבייה באופן שאינו משנה את גובה ההשתתפות הכוללת או את גובה ההכנסה הכוללת.

להלן שיעורי ההשתתפות הקבועים בחוק לשנת 2007:

ענף ילדים
ההשתתפות בענף הילדים תעלה בשנת 2008 לכ-201.5 אחוזים מהגבייה והיא צפויה להסתכם בכ-11.5 מיליארד ש"ח.

ענף זקנה ושאירים
ההשתתפות בענף זקנה ושאירים תעלה בשנת 2008 ל-16.73 אחוזים מהגבייה והיא צפויה להסתכם בכ-2 מיליארד ש"ח.

ענף נכות כללית
בעקבות ההסכם שנחתם בין ממשלת ישראל ונציגי הנכים בשנת 2002, שבמסגרתו הוגדלו הקצבאות המשולמות לנכים, החל אוצר המדינה להשתתף בשנת 2004 בגבייה בענף נכות כללית בשיעור של 12 אחוזים מהגבייה. בשנת 2008 ישתתף אוצר המדינה בענף בשיעור של 12.81 אחוזים מהגבייה, כך שהשתתפות המדינה בגבייה בענף נכות כללית, בעקבות הסכם הנכים, תסתכם בכ-560 מליון ש"ח.

ענפים שונים

שיעורי ההשתתפות בענפי הביטוח השונים יעמדו בשנת 2008 על 7.98 אחוזים מהגבייה ממעסיקים ו-5.82 אחוזים מהגבייה מעצמאים. היקף ההשתתפות הכולל צפוי להסתכם בשנה זו בכ-2 מיליארד ש״ח.

גמלאות המוסד לביטוח לאומי בשנת 2008

בשנת התקציב 2008 צפוי להגיע היקף תשלומי ההעברה באמצעות המוסד לביטוח לאומי לכ-48 מיליארד ש״ח (ללא תגמולי שירות מילואים וללא הוצאות מינהל).

להלן התפלגות ההוצאה הצפויה:

	זקנה ושאירים	סיעוד	נכות כללית	נפגעי עבודה	אימהות	ילדים	אבטלה	הבטחת הכנסה	ענפים שונים	סה״כ
סכום	17,980	3,263	9,780	3,327	3,657	5,175	1,918	2,700	194	47,994
אחוזים	37.5	6.8	20.4	6.9	7.6	10.8	4	5.6	0.04	100

הזכאים לגמלאות המוסד לביטוח לאומי בשנת 2007

הענף	מספר המקבלים (באלפים)
זקנה ושאירים	725
מתוכם – מקבלי השלמת הכנסה	193
ילדים (משפחות)	980
נכות כללית	188
נפגעי עבודה – דמי פגיעה	57
נפגעי עבודה – גמלאות נכות	30
הבטחת הכנסה (ממוצע חודשי)	127
אימהות (מענק לידה)	144
סיעוד	124
אבטלה	54

מקור: אגף התקציבים, משרד האוצר.

הכנסות המוסד לביטוח לאומי

הכנסות המוסד לביטוח לאומי בגין ענפי הביטוח נחלקות בעיקר בין שלושה גורמים (לא כולל סבסוד, הטמון בתשלומי ריבית על השקעות): דמי ביטוח מהציבור; השתתפות אוצר המדינה בגבייה על פי סעיף 32 לחוק הביטוח הלאומי; והקצבות אוצר המדינה למימון גמלאות לא ביטוחיות.

התפלגות חזויה של הכנסות המוסד לביטוח לאומי לפי מקורות* בשנת 2007

(במיליוני ש"ח)

מקור ההכנסה	הסכום	אחוז מסה"כ
דמי ביטוח מהציבור	25,815	50.4%
השתתפות האוצר בגבייה על פי סעיף 32 לחוק	16,728	32.6%
מימון קצבאות לא ביטוחיות	8,400	16.5%
העברות אחרות	241	0.5%
סך הכול	**51,184**	**100%**

* תחזית אגף התקציבים, לא כולל ריבית על השקעות.

תשלום קצבאות במימון המדינה

נוסף על קצבאות המשולמות מתוקף חוק הביטוח הלאומי, משלם המוסד קצבאות לפי חוקים אחרים או לפי הסכמים מיוחדים עם משרד האוצר. קצבאות אלה אינן ממומנות מדמי ביטוח אלא ישירות מתקציב המדינה והן צפויות לעמוד על כ-8.4 מיליארד ש"ח בשנת 2007.

להלן פירוט עיקרי הקצבאות שבמימון אוצר המדינה:

הבטחת הכנסה

על פי חוק הבטחת הכנסה, מוקנית זכאות לאוכלוסיות מסוימות לקבל השלמה להכנסתן בסכום הנקוב בחוק, זאת על מנת להבטיח לאוכלוסיות אלו רמת הכנסה בסיסית.

שלוש קבוצות אוכלוסייה זכאיות להבטחת הכנסה:

- **אוכלוסייה בגיל העבודה** – על פי נתוני המוסד לביטוח לאומי, בשנת 2006 עמד מספר משקי הבית הזכאים לקצבה לפי חוק זה על כ-130,000, לעומת 151,000 משקי בית בשנת 2002. הירידה במספר המקבלים מוסברת בתיקוני התקיקה שבחוק הבטחת הכנסה המחמירים את התנאים לקבלת הקצבה; ברפורמה להשבת מקבלי

גמלאות לעבודה – "אורות לתעסוקה", לשעבר תכנית מהל"ב – מהבטחת הכנסה לתעסוקה בטוחה; ובעלייה במספר המועסקים במשק.

- **מקבלי קצבת זקנה או קצבת שאירים** – בשנת 2008 צפוי כי כ-85 אלף קשישים זכאים מקרב מקבלי קצבת זקנה ועוד כ-30 אלף זכאים מקרב מקבלי קצבת שאירים (למעט עולים חדשים) יקבלו השלמת הכנסה, זאת בנוסף לקצבת הזקנה והשארים שהם זכאים לה. לקשישים אלה, אשר אין בידם הכנסה מפנסיה או ממקורות אחרים, הוגדלה בשנים 2005 ו-2006 קצבת השלמת הכנסה בסכום כולל של 262 ש"ח ליחיד וב-352 ש"ח לזוג לחודש.
- **מקבלי קצבאות זקנה ושאירים שלא על פי חוק הביטוח הלאומי** – לפי הסכם בין המוסד לביטוח לאומי לבין משרד האוצר, ייהנו מקצבאות זקנה ושאירים בשנת 2008 כ-76.5 אלף פרטים שאינם מבוטחים בביטוחים אלה, מרביתם עולים חדשים שעלו בגיל מבוגר ולא צברו את הזכויות לקצבת זקנה על פי חוק. רובם הגדול יקבל גם השלמת הכנסה, לפי חוק הבטחת הכנסה, ולכן יזכו גם הם ליהנות מן התוספת לקצבאות השלמת הכנסה לקשישים כאמור.

קצבאות סיעוד ונכות

אוצר המדינה מממן, על פי חוק הביטוח הלאומי, 50 אחוזים מקצבאות הנכות של מי שנהיו נכים לפני חודש אפריל 1970 ("נכים קודמים"). כן מממן אוצר המדינה גמלאות סיעוד, למי שזכאי לגמלה על פי הקריטריונים של פרק הסיעוד בחוק הביטוח הלאומי, אך איננו מבוטח כהגדרתו בחוק הביטוח הלאומי.

בהתאם להסכם עם המוסד לביטוח לאומי, מממן אוצר המדינה באופן מלא גם קצבאות סיעוד ונכות לעולים חדשים שטרם צברו בישראל תקופת אכשרה (לפי חוק הביטוח הלאומי זכאי עולה חדש לקצבת סיעוד רק בתום שנה להימצאו בארץ, ולקצבת נכות – בתום שנתיים). בשנת 2006 החל אוצר המדינה במימון קצבאות אלה גם לעולים חדשים מאתיופיה שנכנסו לישראל מכוח חוק הכניסה ושוהים בה במעמד של תושב ארעי א/5.

קצבאות והטבות למוגבלים בניידות

הסכם בין המוסד לביטוח לאומי לבין משרד האוצר מזכה כ-27.3 אלף נכים ב"קצבאות ניידות", במימון אוצר המדינה, כהשתתפות באחזקת רכב. כן זכאית אוכלוסייה זו, אחת למספר שנים, להלוואה עומדת (במימון המדינה) לרכישת רכב.

בעקבות השינויים שחלו בהסכם הניידות בתחילת שנת 2000, גדלה באופן משמעותי ההוצאה בגין ההסכם. בשנת 2007 עומדת ההוצאה על הסכם הניידות על כ-916 מיליון ש"ח, זאת לעומת הוצאה של כ-265 מילין ש"ח בשנת 1999, גידול של פי שלוש ויותר בשמונה שנים. מספר הזכאים לקצבאות הניידות גדל בשנים הללו מכ-14,500 לכ-27,300, גידול של 88 אחוזים. לעומת זאת, מספר מקבלי קצבאות נכות כללית גדל באותן השנים בכ-40 אחוזים בלבד. כמו כן, ההוצאה הממוצעת למקבל קצבת ניידות גדלה בכ-80 אחוזים באותן השנים, זאת בנוסף לגידול במספר המקבלים.
בשנת 2008 צפויה ההוצאה מכוח הסכם הניידות לעמוד על כ-980 מיליון ש"ח.

אוכלוסיות מיוחדות

אוצר המדינה מממן גם גמלאות שמשלם המוסד לביטוח לאומי לאוכלוסיות מיוחדות על פי חוקים שונים, לרבות הגמלאות הבאות: קצבאות לפי חוק תגמולים לאסירי ציון ולבני משפחותיהם; תגמולים לנפגעי פעולות איבה; דמי מזונות לנשים הזכאיות למזונות לפי חוק המזונות (הבטחת תשלום); דמי פגיעה וגמלאות נכות למי שנפגעו במהלך פעולות התנדבות; מענקי לימודים למשפחות חד-הוריות ולמשפחות ברוכות ילדים; ותגמולים ל"נפגעי עירוי דם" ול"נפגעי הקרנות" (גזזת) ולנפגעי פוליו.

תגמולים לנכי רדיפות הנאצים

הצעת תקציב ההוצאה על התגמולים לנכים בשנת 2008 (סעיף 25) מסתכמת בכ-1.93 מיליארד ש"ח.

הלשכה לשיקום נכים פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954; חוק נכי רדיפות הנאצים, תשי"ז-1957; חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת 2001) התשס"א-2001; וחוק ההטבות לניצולי שואה נזקקים, התשס"ז-2007.

נכון ליום 31 ביולי 2007 עמד מספר הזכאים לתגמולים לפי חוק נכי רדיפות הנאצים, ובכלל זה הזכאים לתגמולים לפי חוק ההסדרים, על כ-45,000 איש. מספר הזכאים לתגמולים לפי חוק נכי המלחמה בנאצים עמד על כ-7,400 ומספר הזכאים להטבות לפי חוק הטבות לניצולי שואה נזקקים עמד על כ-4,500 איש.

בשנים האחרונות חל גידול במספר נכי רדיפות הנאצים שהוכרו על ידי הלשכה לשיקום נכים, כתוצאה מתיקונים בחוק שאפשרו הגשת תביעות על ידי נכים שלא הגישו בעבר, ובעקבות פסיקה של בית המשפט העליון מחודש אוקטובר 2005, דנ"א 11196/03 יוסף גרנות ואח' נ' הרשות המוסמכת, אשר קבעה הלכה חדשה לעניין ההכרה באירוע גירוש שהתרחש במדינות שהיו תחת השפעה גרמנית במלחמת העולם השנייה כאירוע מזכה להטבות על פי חוק. בעקבות פסק הדין הכירה הרשות המוסמכת בשנים 2006 ו-2007 בכ-6,600 תובעים חדשים כזכאים לקבל הטבות לפי חוק נכי רדיפות הנאצים תשי"ז-1957. הכרה באירועי גירוש כאמור, הגדילה את בסיס ההוצאה על קצבאות והטבות נלוות בכ-170 מיליון ש"ח. כמו כן, במסגרת תיקון חקיקה שנכנס לתוקף ביום 1 באוגוסט 2007, הושוו שיעורי הגמלאות וההטבות הנלוות של זכאיי חוק ההסדרים במשק המדינה לזכאיי חוק נכי רדיפות הנאצים. יישום תיקון החקיקה כאמור צפוי להגדיל את בסיס ההוצאה בכ-40 מיליון ש"ח בשנה.

מעבר לאמור, יתוגבר בשנת 2008 התקציב לסיוע לניצולי שואה בהתאם לסיכום דברים בין ראש הממשלה לבין נציגות ניצולי השואה מיום 19 באוגוסט 2007, שגובש בעקבות עבודת הוועדה לבחינת מצוקתם של ניצולי השואה בראשות המנהל הכללי של משרד הרווחה והשירותים החברתיים. על פי סיכום הדברים, תשולם קצבה חודשית לקבוצת ניצולי שואה יוצאי מחנות וגטאות שאינם זכאים לקצבה מכל מקור שהוא בעלות של כ-120 מיליון ש"ח בשנים 2009-2007 ו-150 מיליון ש"ח משנת 2010 ואילך. יוגדל המענק המשולם במסגרת חוק הטבות לניצולי שואה נזקקים כך שעלות החוק תעמוד על 50 מיליון ש"ח. יתוגבר סל השירותים ויינתנו הטבות נוספות לניצולי שואה, כגון פטור מתשלום אגרת טלוויזיה, הנחה בתשלומי ארנונה והנחות במסי קנייה בעלות של 30 מיליון ש"ח ב-2008 ו-90 מיליון ש"ח משנת 2009 ואילך.

משרד הבריאות

הצעת התקציב הרגיל של משרד הבריאות לשנת 2008 (סעיף 24) מסתכמת בכ-18.3 מיליארד ש"ח (ברוטו); הצעת תקציב הפיתוח (סעיף 67) מסתכמת בכ-286 מיליון ש"ח (ברוטו) נוספים; הצעת תקציב בתי החולים הממשלתיים הכלליים (סעיף 94) מסתכמת בכ-6.1 מיליארד ש"ח.

התקציב הרגיל

הפעילות בתקציב הרגיל של משרד הבריאות בשנת 2008 ממומנת מהמקורות הבאים (במיליארדי ש"ח):

תקציב נטו	כ-15.33
הוצאה מותנית בהכנסה	כ-2.98
סך-הכול (ברוטו)	**כ-18.32**

שיא כוח האדם בתקציב הרגיל לשנת 2008 הוא 8,674.5 תקנים.

הצעת התקציב של בתי החולים הממשלתיים הכלליים (מפעלים עסקיים) מסתכם בכ-6.1 מיליארד ש"ח. שיא כוח אדם בתקציב לשנת 2008 הוא 18,182.5 תקנים.

תקציב הפיתוח

הפעילות בתקציב הפיתוח של משרד הבריאות בשנת 2008 ממומנת מהמקורות הבאים (במיליוני ש"ח):

תקציב נטו	286.3
השתתפות בתי החולים	37.4
הכנסה מגורמי חוץ	32.0
הכנסה אחרות	8.0
סך-הכול (ברוטו)	**7.363**

השינויים בתקציב הבריאות

קביעת עלות הסל לקופות החולים

חוק ביטוח בריאות ממלכתי קובע כי על הממשלה לממן את ההפרש שבין עלות הסל לקופות החולים (כפי שנקבע בצו על ידי שר הבריאות ושר האוצר ואושר על ידי ועדת העבודה, הרווחה והבריאות של הכנסת), בניכוי ההכנסות העצמיות הנורמטיביות של קופות החולים, לבין גביית מס בריאות על ידי המוסד לביטוח לאומי. לפיכך, בתקציב משרד הבריאות לשנת 2008, נכלל סכום של כ-11.2 מיליארד ש״ח לצורך השלמת מימון עלות סל שירותי הבריאות של קופות החולים שתעמוד בשנת 2008 על סכום של כ-25,029.6 מיליון ש״ח במונחי מדד יוקר הבריאות הממוצע לשנת 2006. עלות זו מבטאת גידול ריאלי של עלות הסל לעומת שנת 2007, בסכום של כ-500 מיליון ש״ח, שמתוכם יועדו כ-147.3 מיליון ש״ח בגין גידול האוכלוסייה והזדקנותה, 40 מיליון ש״ח נוספים בגין התחשבנות עבור הפיצוי על הגידול הדמוגראפי לשנים 2005-2007, בהתאם לסיכום בין שר הבריאות ושר האוצר מיום 15 באוגוסט 2004, וכ-300 מיליון ש״ח עבור הוספת טכנולוגיות ותרופות לסל השירותים שבאחריות קופות החולים לשנת 2008. תוספות אלו נגזרות מהחלטות הממשלה בדבר המשך מדיניותה, לפיה שיעור התוספת הריאלית לעלות סל הבריאות נקבע על ידי הממשלה, וזאת בהתאם לצרכים ובמסגרת סדר העדיפויות התקציבי ולא על פי מנגנון של נוסחה אוטומטית.

כמו כן, לאחר העברת האחריות הביטוחית לשירותי בריאות הנפש ממשרד הבריאות לקופות החולים יתוסף לסל שירותי הבריאות בהדרגה סכום של כ-1,020 מיליון ש״ח, זאת בהתאם לסיכום בין משרד הבריאות ומשרד האוצר מיום 17 בספטמבר 2006. רוב הסכום המדובר מועבר מתוך מקורות תקציב משרד הבריאות שיועדו למתן שירותי פסיכיאטריה.

העברת האחריות הביטוחית לבריאות הנפש לקופות החולים

בהמשך לסיכום בין משרד הבריאות ומשרד האוצר מיום 17 בספטמבר 2006, ובהתאם להחלטת הממשלה מספר 568 מיום 4 באוקטובר 2006, תעבור האחריות הביטוחית לטיפול בנכי הנפש ממשרד הבריאות לקופות החולים. במסגרת ההעברה, תגדל עלות סל שירותי הבריאות לקופות החולים בהדרגה במהלך השנים 2008-2011 בסכום של 1,226.9 מיליון ש״ח. סכום זה כולל את ערך השירותים הפסיכיאטריים בסכום של 120 מיליון ש״ח הנמצאים בבסיס עלות סל שירותי הבריאות מאז חקיקת חוק ביטוח בריאות ממלכתי. הסכום ישמש, בין היתר, למימון הרחבת השירותים האמבולטוריים הניתנים לנכי הנפש, ובכך יושלם מהלך של העברת הדגש הטיפולי מאשפוז לקהילה ויצירת רצף טיפולי וביטוחי בנכי הנפש.

הצעת החוק הממשלתית בדבר העברת האחריות הביטוחית לשירותי בריאות הנפש לקופות החולים נידונה בימים אלו בוועדת העבודה, הרווחה והבריאות של הכנסת, והדיון בה עתיד להסתיים עד סוף שנת 2007.

שיקום ושילוב נכי נפש בקהילה

בתקציב משרד הבריאות לשנת 2008, הוגדל התקציב לנושא שיקום ושילוב נכי נפש בקהילה בסכום של 20 מיליון ש״ח לעומת התקציב בשנת 2007. תוספת זו נועדה לקדם את איכות חייהם, תפקודם ורווחתם של נכי הנפש השוהים בקהילה. תוספת זו מצטרפת לתוספות התקציב שניתנו לתחום בשנים עברו, כך שבסך הכול הוגדל בסיס התקציב לשיקום נכי הנפש בקהילה בשנים 2008-2002 בסכום של כ-160 מיליון ש״ח.

בהתאם להמלצות ועדת לרון, ניתנה לתקציב שיקום ושילוב נכי הנפש בקהילה תוספת תקציבית נוספת בסך של 15 מיליון ש״ח לקידום התעסוקה הנתמכת, זאת בנוסף לסכומים המפורטים לעיל.

האשפוז הסיעודי

בתקציב 2008 יוגדל תקציב האשפוז הסיעודי בכ-48 מיליון ש״ח (ברוטו). סכום זה מבטא תוספת של 450 פתרונות נוספים לאשפוז סיעודי לעומת תקציב 2007. תוספת זו נועדה לתת מענה לגידול האוכלוסייה, להזדקנותה ולגידול במספר הפונים לאשפוז סיעודי. סך פתרונות האשפוז הסיעודי בתקציב משרד הבריאות יעמוד בשנת תקציב 2008 על 13,450.

כמו כן ניתנה בשנת התקציב 2008 תוספת של 15 מיליון ש״ח בגין התייקרות מחירי האשפוז הסיעודי.

שירותי בריאות הציבור

בשנת 2008 תינתן תוספת תקציבית בסך של 50 מיליון ש״ח וכן 220 תקני כוח אדם למימון העסקת אחיות בריאות הציבור בתחנות לאם ולילד וחיזוק מערכי הפיקוח בשירותי בריאות התלמיד ושירותים נוספים במערך שירותי בריאות הציבור.

תוספת לתקציב הפיתוח של משרד הבריאות

בין השנים 2011-2008 תינתן תוספת לתקציב הפיתוח בסך 130 מיליון ש״ח לפרויקט מיגון בתי החולים בצפון ובעוטף עזה.

בכל אחת מהשנים 2010-2008 ייתוספו לתקציב הפיתוח של משרד הבריאות 50 מיליון ש״ח, סך הכול 150 מיליון ש״ח לשם פיתוח ושדרוג תשתיות בבתי החולים הממשלתיים הכלליים.

בנוסף, בשנים 2018-2008 תינתן למשרד הבריאות תוספת תקציבית בסך של 20 מיליון ש״ח, סך הכול 200 מיליון ש״ח לצורך פיתוח מערכת מחשוב בבתי החולים הממשלתיים. בתי החולים הממשלתיים יעבירו סכום נוסף של 50 מיליון ש״ח למימון הפרויקט, וכן יעמידו רשת ביטחון של 50 מיליון ש״ח נוספים למקרה שעלויות הפרויקט יחרגו מהתכנית המקורית המוערכת ב-250 מיליון ש״ח.

שינויים מבניים

עלות סל שירותי הבריאות לשנת 2010-2008

חוק ביטוח בריאות קובע שיטת עדכון לעלות סל השירותים בהתאם למדדים המעוגנים כיום בתוספת החמישית לחוק. בסעיף 9 לחוק ניתנה סמכות שבשיקול דעת לעדכן את עלות הסל לקופות בשל השינויים הדמוגראפיים שחלו באוכלוסייה. השינויים הדמוגראפיים הנזכרים צריכים להישקל בהתחשב בשינויים אחרים שיש להם השפעה ממתנת על הוצאות מערכת הבריאות וכן במרכיב ההתייעלות. תוספות ושיפורים טכנולוגיים ותרופות, המהוות שיפור והרחבה של סל השירותים שבחוק, צריכים להישקל בהתחשב גם ביכולות המשק ובסדרי העדיפויות בתקציב המדינה.

במסגרת דיוני התקציב, שוקלת הממשלה מדי שנה את קביעת עלות סל שירותי הבריאות. בשנים האחרונות הרחיבה הממשלה את סל שירותי הבריאות, תוך הפעלת שיקול דעת אל מול מציאות משתנה ולאחר בחינה של מכלול השיקולים התקציביים.

בשנת 2007 הגיעו שר הבריאות ושר האוצר להסכמה לגבי אופן עדכון עלות סל השירותים לשנים 2010-2008, זאת על מנת לאפשר לקופות החולים ודאות באשר לתקציבן ; לאפשר להן תכנון תקציבי ארוך טווח ; ולהבטיח את יכולתן לספק שירותי בריאות בהתאם להוראות החוק.

עיקרי ההסכמה

- להעמיד את עלות הסל לקופות החולים לשנת 2008 על סכום של 25,029.6 מיליון ש״ח במונחי מדד יוקר הבריאות הממוצע לשנת 2006. עלות זו משקפת גידול בבסיס עלות הסל בסכום כולל של 487.3 מיליון ש״ח, מהם 300 מיליון ש״ח תוספת בגין טכנולוגיה ו-187.3 מיליון ש״ח בגין שינויים דמוגראפיים.
- לקבוע כי בשנת 2009 תעודכן עלות סל הבריאות בשל שינויים דמוגראפיים ובהתחשב בהתייעלות הנדרשת, בשיעור של 1.2 אחוזים, ובשנת 2010 – בשיעור של 0.9 אחוזים.
- לקבוע כי בכל אחת מהשנים 2009 ו-2010 תינתן תוספת עבור טכנולוגיות ותרופות חדשות בסכום של 325 מיליון ש״ח. כמו כן, בשנת 2009 תינתן תוספת חד פעמית נוספת בסכום של 75 מיליון ש״ח, בכללם 70 מיליון ש״ח שניתנו למשרד הבריאות להרחבת רכש חיסונים בשנת 2009, בסיכום של ראש הממשלה מיום 5 ביוני 2007. משרד הבריאות ומשרד האוצר יקבעו את פרישת התוספת החד פעמית על פני השנים 2010-2008.
- לקבוע כי בשנים 2010-2008 יועמד סכום של 120 מיליון ש״ח, במונחי מדד יוקר הבריאות לשנת 2006, כתמיכה בקופות החולים, כנגד עמידה של קופות החולים ביעדים שייקבעו בהסכמים בינן לבין הממשלה. מתוך סכום זה יוקצו 20 מיליון ש״ח לעמידה ביעדי האיכות שייקבעו על ידי משרדי הבריאות והאוצר.
- לקבוע כי בשנים 2010-2008 יועמד סכום של 75 מיליון ש״ח, במונחי מדד יוקר הבריאות הממוצע לשנת 2006, כתמיכה בקופות החולים כנגד השגת עודף תקציבי בשיעור של 0.3 אחוזים מסך הכנסות הקופה בהתאם לחוק ביטוח בריאות ממלכתי, או 15 אחוזים מהגירעון הצבור של הקופה בין השנים 2006-1999 לפי הנמוך מביניהם.
- לקבוע בהסכמים עם קופות החולים את יעדי ההוצאות והאיזון שלהן לכל אחת מהשנים 2008 עד 2010.

בהתאם להמלצות הצוות הבין-משרדי, מחיר יום האשפוז לא ייכלל במדד יוקר הבריאות. מדד יוקר הבריאות ימשיך להתבסס על מדדים אקסוגניים למערכת הבריאות, כפי שנעשה כיום.

בשנת 2008 תינתן תוספת של 50 מיליון ש״ח למימון הנחה בשיעור של 10 אחוזים לעומת ההשתתפות הקיימת כיום בתרופות לקשישים מעל גיל 75 והפחתת תקרות לחולים כרוניים, בהתאם לתכנית שתתואם בין המשרדים.

שיטת ההתחשבנות בין קופות החולים לבתי החולים הציבוריים הכלליים

ההתחשבנות בין בתי החולים לקופות החולים נעשית ברובה בהתאם למחיר יום אשפוז שנקבע כמכפלה של מספר הימים בהם שוהה החולה בבית החולים במחיר יום האשפוז שנקבע לפי חוק הפיקוח על מחירי מצרכים ושירותים. בנוסף, לגבי פרוצדורות מסוימות, קיימים תעריפים דיפרנציאליים של תשלום עבור כל פרוצדורה.

תעריפים אלו מצויים בפיקוח בהתאם לחוק הפיקוח על מחירי מצרכים ושירותים התשנ״ו-1996.

בשנים 1995-2001 הופעלה שיטת ההתחשבנות הקובעת תקרות צריכה לכל קופת חולים בכל בית חולים. מעבר לתקרות אלו פוחתים מחירי יום האשפוז והתעריפים הדיפרנציאליים. החל משנת 1997 נקבע כי בנוסף לתקרת ההוצאה הפרטנית, תעביר כל קופה תשלום מופחת (בשיעור של 50 אחוזים מהמחירים המרביים) בשל צריכת שירותים בסכום העולה על התקרה שנקבעה. בשנת 2002 עודכנה שיטת ההתחשבנות לשנים 2002-2005, תוך ביצוע עדכון של תקרות הצריכה ומתן אפשרות לבתי החולים ולקופות חולים לקבוע בהסכם הסדר אחר להתחשבנות ביניהן, בהתאם לכללים המפורטים בחוק.

שיטת התחשבנות זו מונעת גידול בלתי מבוקר בהוצאות האשפוז של קופות החולים, בכך שהיא יוצרת כללי משחק מאוזנים הממתנים את עוצמת הכשלים בשוק הבריאות, והיא מקטינה את התמריץ של בתי החולים לבצע פעולות רפואיות מיותרות.

כמו כן, על מנת לרסן את ההוצאה לבריאות ולהבטיח את מתן הטיפול הרפואי על פי שיקולים רפואיים, עודכנה שיטת התחשבנות בשנים 2005-2007, כך שעבור רכש בסכום שמעל תקרת הצריכה ועד 13 אחוזים מעל לתקרת הצריכה, תשלם הקופה תשלום מופחת בשיעור של 30 אחוזים מהמחירים המרביים, ואילו עבור רכש שירותים מעבר ל-13 אחוזים מעל תקרת הצריכה, תשלם הקופה תשלום מופחת בערך של 50 אחוזים מהמחירים המרביים.

בשנת 2005 ביצע משרד הבריאות רפורמה במערך מחירי האשפוז. עד מארס 2005, היה מחיר יום האשפוז אחיד בכל מחלקות האשפוז הכלליות בבתי החולים הכללים. הרפורמה נערכה במטרה לצמצם את הפער בין מחירי האשפוז לעלויות האשפוז במחלקות האשפוז השונות, ועל ידי כך לתקן עיוות אשר נוצר על ידי קביעת מחיר יום אשפוז אחיד לכל מחלקות בית החולים.

במסגרת השינוי מחודש מארס 2005, הופחתו מחירי האשפוז במחלקות באגף הפנימי בבתי החולים שעלות האשפוז בהם נמוכה בהשוואה למחלקות אחרות, והתייקרו מחירי האשפוז במחלקות לטיפול נמרץ, במחלקות טיפול מיוחד ביילוד ("פגיות") ולביקור בחדרי מיון.

שינוי המחירים במחלקות לטיפול נמרץ כלל הכפלת מחיר האשפוז בשלושת הימים הראשונים לאשפוז החולה במחלקה לטיפול נמרץ, כביטוי לעלות האשפוז בימים אלה ובמטרה להביא לניצול יעיל יותר של מיטות האשפוז במחלקות טיפול נמרץ.

בהמשך לתיקון מחירי השירותים במערכת הבריאות, הקטנת הסבסוד הצולב והתאמת המחירים לעלות השירותים, הופחתו בשנת 2007 מחירי ההמודיאליזה והתייקרו תעריפי הלידה והתוספת לפג.

במסגרת הדיונים על שיטת ההתחשבנות בין בתי החולים לקופות החולים לשנים 2010-2008, סוכם בין משרדי הבריאות והאוצר כי השירותים האמבולטוריים יוצאו בהדרגה משיטת ההתחשבנות בהתאם לחוק, באופן שהחל מיום 1 בינואר 2010 לא יחול החוק על רכש השירותים האמורים.

על כן, בשנת 2008 הוחלט להחריג משיטת ההתחשבנות את הרכש של מספר שירותים אמבולטוריים, ביקור אצל רופא במרפאות החוץ של בתי החולים, טיפולי ההפריה החוץ גופית וטיפולי הקרנה, וזאת במקביל להתאמת התעריפים המשולמים עבורם.

כמו כן, על מנת להבטיח כי מצד אחד בתי החולים לא יבצעו פעילות רק בשל התמריץ הכלכלי, ומצד אחר לקופות החולים ייוותר התמריץ לפתח תחליפי אשפוז בקהילה, נקבע שעבור רכש בסכום שמעל תקרת הצריכה ועד 13 אחוזים מעבר לתקרה, תשלם הקופה תשלום מופחת בשיעור של 30 אחוזים מהמחירים המרביים, ואילו עבור רכש שירותים מעבר ל-13 אחוזים מעל תקרת הצריכה, תשלם הקופה תשלום מופחת בערך של 65 אחוזים מהמחירים המרביים.

הגברת התחרות בין קופות החולים

במסגרת הדיונים על חוק המדיניות הכלכלית לשנת 2008, החליטה הממשלה כי שר הבריאות יכיר בקופת חולים נוספת שתפעל בהתאם לעקרונות של חוק ביטוח בריאות ממלכתי, ותבטיח בהדרגה פריסת שירותים על בסיס ארצי.

בנוסף, על מנת להבטיח יעילות בשימוש בתשתיות קיימות ובכוח האדם הקיים כיום, תוכל קופת החולים להחזיק בבית חולים ציבורי כללי ובשלב ביניים אף לבצע פרויקט משותף עם בית חולים כללי, שהוא יחידות סמך של משרד הבריאות שטרם תואגד, בהתאם להחלטת הממשלה מספר 2203 מיום 12 באוגוסט 2007.

חיזוק מערכת הבריאות הציבורית

במסגרת הדיונים על חוק המדיניות הכלכלית לשנת 2008, החליטה הממשלה כי תרופות מצילות חיים ומאריכות חיים וכן שירותי בחירת רופא ללא השתתפות העצמית של העמית לא ייכללו בתכניות לשירותי בריאות נוספים (השב"ן) של קופות החולים. כתוצאה מההחלטה יופחתו תעריפי הרבדים הרלוונטיים בתוכניות השב"ן בשיעור של כ-14 אחוזים בממוצע.

הכללת השירותים האמורים בתכניות השב"ן המופעלות על ידי קופות החולים, שלהם תפקיד מרכזי באספקת שירותי הבריאות במסגרת סל השירותים הבסיסי תחת מגבלת תקציב נתונה, עלולה לגרום לניגוד עניינים מובנה אצל קופות החולים. הקופות עלולות להעדיף טיפוח רובד שירותים שעליו הן מקבלות תשלומים נוספים מהמבוטחים על חשבון הרובד הבסיסי הממומן ממקורות ציבוריים מוגדרים.

הרחבת תכניות השב"ן והכללת תרופות מצילות חיים ומאריכות חיים במסגרתן, תגרום לפגיעה בתפקודן של קופות החולים כשומרי הסף של הרפואה הציבורית, וכן תגרום לחוסר יעילות בניצול המשאבים הציבוריים. בנוסף, הרחבת התכניות תגביר את התלות בין המבוטח לקופת החולים, דבר שיגביל את המעבר בין הקופות ויפגע בתחרות ביניהן.

העברת אחריות לטיפול רפואי בנפגעי תאונות דרכים לקופות החולים

האחריות לטיפול הרפואי בנפגעי תאונות דרכים מוטלת על חברות הביטוח בהתאם לחוק הפיצויים לנפגעי תאונות דרכים, ועל כן אינה כלולה במסגרת אחריותן של קופות החולים בהתאם לחוק ביטוח בריאות ממלכתי. למעשה מתקשרות חברות הביטוח עם ספקי שירותי הבריאות, בעיקר עם קופות החולים ובתי החולים, לשם הענקת טיפול רפואי לנפגעים. כמו כן, לקופת חולים אשר נתנה למבוטח טיפול רפואי הנובע מתאונת דרכים, קמה זכות חזרה כלפי מבטחו, וזאת מכוח סעיף 22 לחוק ביטוח בריאות ממלכתי. בפועל, קשה לעתים להבחין בין סוגי הנפגעים, וחלק מהנפגעים נהנים מתשלומים כפולים עבור טיפולים רפואיים הניתנים להם במקביל מכוח חוק ביטוח בריאות ממלכתי, בעיקר בכל הנוגע לפיצוי בגין טיפולים רפואיים עתידיים.

השיטה הקיימת, שבה חברות הביטוח נדרשות להתחשבן עם בתי החולים ועם קופות החולים לגבי טיפולים שניתנו למבוטחים, ושבה קופות החולים תובעות במקביל השבה מחברות הביטוח, כרוכה בהוצאות מנהליות כבדות. קופות החולים ובתי החולים נאלצים להקים מערכי התחשבנות מול חברות הביטוח; ולפתח מערכות מחשוב לשם ייעול תהליכי איתור הנפגעים, מעקב אחרי מצבם הרפואי וייחוסו לתאונה לשם מיצוי התהליך הארוך של משא ומתן עם חברות הביטוח, ובמקרה הצורך – אף לנהל התדיינות משפטית עימן. היעדר השקעה במערך כזה גורמת לקופות החולים הפסדים כבדים בגין הטיפול בנפגעים אלו ללא כיסוי כספי.

על כן החליטה הממשלה, במסגרת הדיונים על חוק המדיניות הכלכלית לשנת 2008, להעביר את האחריות למתן שירותים רפואיים לנפגעי תאונות דרכים לאחריות קופות החולים, וזאת ביחס לשירותים הכלולים בתוספת השנייה לחוק ביטוח בריאות ממלכתי.

הסדרת מבנה תאגידי של קופות החולים

קופות החולים שהיו קיימות ערב תחילתו של חוק ביטוח בריאות ממלכתי, הוכרו מכוחו, בלי שנדרשו להתאים את המבנה הארגוני שלהן כתוצאה מהחלת החוק. בפועל, לחלק מהקופות יש מבנים ארגוניים משפטיים מסורבלים, ללא קביעה ברורה של חלוקת הסמכות והאחריות בין הגופים הניהוליים השונים. המבנה המשפטי של קופות החולים אינו מתאים להיקף הפעילות שלהן על פי החוק ולאופי הציבורי של פעילותן על פיו.

על כן החליטה הממשלה לקבוע בחוק הסדרים בסיסיים אחידים לעניין המבנה התאגידי של קופות החולים, תוך פירוט תחומי האחריות והסמכויות של מועצת הקופה והדירקטוריון. כמו כן ייקבעו כללי בחירה וכשירות מינימאליים של חבר מועצה, חבר דירקטוריון, יו״ר דירקטוריון ומנכ״ל הקופה, והכול לשם הבטחת ניהול מקצועי וייצוג ציבורי הולם.

המשרד לקליטת העלייה

הצעת תקציב המשרד לקליטת העלייה לשנת 2008 (סעיף 30) מסתכמת בכ-1.34 מיליארד ש"ח.

בין השנים 2007-1989 הגיעו לישראל כ-1.3 מיליון עולים. בשנים האחרונות הואט באופן משמעותי קצב העלייה, ובהתאם לכך מבוסס התקציב לשנת 2008 על תחזית של כ-16,500 עולים (תחזית זו אינה כוללת את העולים מאתיופיה).

מספר העולים בשנים 1990-2007*

שנה	מספר העולים
1990	200,170
1991	176,170
1995	77,660
2000	61,700
2001	44,800
2002	35,350
2003	24,500
2004	22,485
2005	22,806
2006	20,995
2007	19,500**

מקור: המשרד לקליטת העלייה
* לרבות העולים מאתיופיה
** אומדן משרד האוצר ומשרד הקליטה לכמות העולים

בשנים האחרונות נבנות במשרד לקליטת העלייה תכניות חדשות המתמקדות בסיוע לעולים במספר תחומים עיקריים:

תעסוקה

היעד העיקרי של המשרד הוא הכשרה והשמת עולים בתעסוקה. המשרד ימשיך בביצוע תכניות תעסוקה ייחודיות המאפשרות לעולים רבים להיקלט בשוק העבודה, ביניהן תכנית השוברים הניסיונית ("ואוצ'רים") להכשרה מקצועית בשוק הפרטי ותכנית המסייעת לעולים החדשים להיקלט בשוק העבודה במקצועות הדורשים רישוי, באמצעות תשלום שכר חלקי למעסיקים בתקופת ההתמחות. במקביל פועל המשרד ליצירת שיתוף פעולה עם מעסיקים במשק אשר יאפשרו תיאום של קליטת העולים במקומות העבודה עוד בטרם עלייתם ארצה.

תחום היזמות העסקית ימשיך גם הוא להתפתח, בין השאר ככלי לעידוד העלייה.

חינוך

בשנת 2008 ימשיך המשרד לסייע לתכניות לימודיות לעולים בחינוך הלא-פורמלי הן באופן ישיר והן באמצעות גופים נוספים. במסגרת זאת ימשיך המשרד לבצע תכניות ללימוד עברית מחוץ לאולפנים, בעיקר לאוכלוסיות הצעירים והקשישים.

דיור

המשרד לקליטת העלייה מסייע בדיור לעולים חדשים הנמנים על שתי קבוצות עיקריות – עולים מאתיופיה בתקופת שהייתם הראשונה בישראל וקשישים עולים. בשנת 2008 תימשך הרחבת תכניות הסיוע ארוכות הטווח לתשלום שכר דירה לשוכרים דירות בשוק הפרטי, זאת לצד המשך מתן פתרונות דיור מגוונים אחרים. הסיוע שמעניק המשרד לקליטת העלייה ניתן לצד הסיוע המוענק על ידי משרד הבינוי והשיכון תוך חפיפה חלקית בתחומי האחריות.

קליטת עולי אתיופיה (פלאשמורה)

המשרד ימשיך לפעול לקליטת עולי אתיופיה בהתאם לקצב הקליטה שנקבע בהחלטות הממשלה בנושא ותוך יישום המלצות ועדות העוסקות בנושא. בשנת 2008 יפעל המשרד למיקוד מענקי המשכנתא לדיור והתאמתם לאוכלוסיות השונות של העולים יוצאי אתיופיה, תוך עידוד מציאת פתרונות דיור באזורים שאינם מאופיינים בריכוז גבוה של בני העדה. כמו כן ימשיך המשרד ללוות את תהליך הגיור במרכזי הקליטה ולשלב את ילדי העדה במערכת החינוך על כל זרמיה.

עידוד העלייה וקליטתה

המשרד ימשיך להפעיל את התכנית התלת-שנתית (לשנים 2009-2007) לעידוד העלייה ולקליטתה, כהמשך לתכנית התלת-שנתית שהסתיימה בשנת 2006.

במסגרת תכנית זו המשרד יוזם ומקדם פרויקטים בתחום עלייה קבוצתית, העצמת השפה העברית וכן פרויקטים נוספים בתחומי יזמות, תעסוקה, קליטה בקהילה ועוד. כמו כן, בשנת 2008 יתמוך המשרד בארגונים העוסקים בעידוד העלייה במסגרת פעילות שתועבר ממשרד ראש הממשלה למשרד לקליטת העלייה.

מטרת התכנית היא לתרום לקליטתם המוצלחת של העולים כמנוף לעידוד עלייתם של עולים פוטנציאליים נוספים.

תושבים חוזרים

במהלך שנת 2008, היא שנת ה-60 למדינת ישראל, יפעיל המשרד תכנית מיוחדת לעידוד חזרתם של ישראלים ארצה. התכנית תכלול בין השאר הטבות מִסוי והקלות בהשגת זכאות לביטוח בריאות. תכנית זו תשולב עם התכניות הקיימות בתחום זה (כגון תכנית "צבר" ו"הבית הישראלי") וכן עם תכניות המציעות פתרונות תעסוקה לישראלים חוזרים (כגון תכנית לקליטת מדענים צפון הארץ).

משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנת 2008 (סעיפים 06 ו-18) ללא תקציבי מימון מפלגות ומימון בחירות לכנסת (סעיף 14), מסתכמת בכ-4,518 מיליון ש"ח בהוצאה, כ-36 מיליון ש"ח בהוצאה מותנית בהכנסה, וכ-60 מיליון ש"ח בהרשאה להתחייב.

דגשים לשנת 2008

רשויות מקומיות

בשנת 2008 יימשך הטיפול במשבר התקציבי ברשויות המקומיות, מתוך מטרה להביא לייעול מערכת השלטון המקומי ותוך ניהול תקציב מאוזן. היעד הסופי הוא מתן שירותים ברמה סבירה לאזרחים, לאורך זמן וביעילות הכלכלית המרבית. בשנת 2004 הגיע לשיאו המשבר התקציבי ברשויות המקומיות, והתבטא בגירעונות בהיקפים ניכרים, אשר הקשו על חלק ניכר מהרשויות המקומיות לספק שירותים לתושבים. על מנת לסייע בפתרון המשבר, החליטה הממשלה ביום 8 בפברואר 2004, בהחלטה מספר 1475, על הקצאת מסגרת תקציבית של 1.5 מיליארד ש"ח על פני שלוש שנים, לסיוע תקציבי לרשויות מקומיות שיבצעו תכניות הבראה. בשנת 2006 התוסף למסגרת זו סכום של 300 מיליון ש"ח לצורך שדרוג תכניות הבראה בשנים 2006-2007 ולכיסוי גירעונות שלא כוסו במסגרת הראשונית. בשנת 2007 התוסף סכום נוסף של 200 מיליון ש"ח לצורך שדרוגים נוספים של תכניות ההבראה.

אחד הגורמים המרכזיים למשבר התקציבי ברשויות המקומיות הוא היעדר תכנון תקציבי מספק מצד הרשויות


תקציב מול ביצוע - כלל הרשויות המקומיות
(מיליוני ש"ח, מחירים שוטפים)
מליוני ש"ח
35,000
34,000
33,000
32,000
31,000
30,000
29,000
28,000
27,000
26,000
25,000
106.2%
106%
105.5%
106%
104%
105.7%
2000
2001
2002
2003
2004
2005
מקור: דוחות כספיים מבוקרים של הרשויות המקומיות, משרד הפנים
תקציב הוצאות
ביצוע הוצאות

כפי שניתן ללמוד מהתרשים לעיל, הוצאות הרשויות המקומיות בשנים האחרונות היו גדולות בהיקף של עד כ-2 מיליארד ש״ח בשנה מעבר לתקציב שאושר על ידי הרשויות המקומיות עצמן ועל ידי משרד הפנים, מבלי שהיה לכך מקור תקציבי. פער זה בין היקף התקציב המאושר לבין היקף התקציב שבוצע, הביא כאמור ליצירת גירעונות משמעותיים בתקציבי הרשויות המקומיות. בשל כך תידרש, בד בבד עם המשך הטיפול במשבר התקציבי הנוכחי ברשויות המקומיות, הגברה משמעותית של הבקרה על התנהלותן התקציבית השוטפת של הרשויות המקומיות מתוך מטרה למנוע היווצרות של גירעונות נוספים ברשויות המקומיות. כמו כן יש לשאוף לצמצם את מקורות האשראי המממנים את הגירעונות ובהם הספקים, העובדים, הבנקים והאשראי החוץ תקציבי.

אחד הדגשים העיקריים בתכניות ההבראה הושם על הגדלת שיעורי הגבייה של הרשויות המקומיות מארנונה, אגרות והיטלים. מדובר הן בהגדלת שיעורי הגבייה מהחיוב השוטף והן בהגדלת גביית חובות הפיגורים. ברשויות מקומיות רבות, שיעורי הגבייה הנמוכים מארנונה מהווים גורם משמעותי בהיווצרות הגירעונות בתקציב הרשות, וקיים קשר ישיר בין השניים, כמתואר בתרשים שלהלן:

גירעון מצטבר בתקציב הרגיל בהשוואה לחוב ארנונה ומים לרשויות המקומיות

(מיליוני ש״ח, מחירים שוטפים)


מיליוני ש״ח
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
2000
2001
2002
2003
2004
2006
גירעון מצטבר
חובות ארנונה ומים
מקור: דוחות כספיים מבוקרים של הרשויות המקומיות, משרד הפנים.

בשנת 2008 יימשכו הסדרי ההבראה הקיימים עם הרשויות מקומיות. הסדר תכניות ההבראה, בהתאם להחלטת ממשלה מספר 1475 מיום 8 בפברואר 2004 מבוסס על שני תנאים: איזון תקציב שוטף וצמצום הגירעון הנצבר. הכנת תכנית ההבראה נעשית על ידי הרשות עצמה. התכנית מובאת לאישור משרד הפנים והיא נבחנת על ידו תוך שימת דגש על נושאי שכר וכוח אדם, וכן גבייה מְרבית של המסים, האגרות וההיטלים המוטלים על ידי הרשות המקומית. עם אישור התכנית, נקבעות אבני דרך ונקבעים לוחות זמנים לביצועה. תשלום המענקים מותנה בעמידה ביעדים אלו.

איחוד רשויות מקומיות

נושא נוסף הדורש התייחסות בשנת 2008 הוא מספרן הרב של הרשויות המקומיות בישראל, שבחלקן מספר התושבים הוא קטן ביותר. בהתאם לחוק שהתקבל בכנסת ביום 31 ביולי 2003, אוחדו בשנת 2004, 26 רשויות מקומיות לכדי 12 רשויות מקומיות מאוחדות (יש לציין כי במועד מאוחר יותר בוטל אחד האיחודים). כמו כן, במהלך שנת 2005 אוחדה המועצה המקומית מנחמיה עם המועצה האזורית בקעת בית שאן והתקבל תיקון לחוק אשר מונע הקמת רשות מקומית שיש בה פחות מ-10,000 תושבים.

המשך תהליך האיחודים מהווה צעד משמעותי להבראת השלטון המקומי ולהגברת היעילות הכלכלית והניהולית ברשויות. על כן החליטה הממשלה ביום 12 בספטמבר 2006 על המשך תהליך איחוד הרשויות. לצורך כך מינה שר הפנים ועדת חקירה אשר תמליץ בפניו אילו רשויות מקומיות יש לאחד. היא תעשה זאת, בין היתר, תוך בחינת מצבן הכלכלי של אותן רשויות מקומיות, ובחינת היעילות הניהולית והתכנונית שתושג בעקבות האיחוד. הוועדה אמורה להגיש את מסקנותיה בחודשים הקרובים.

הגברת האכיפה על השלטון המקומי

בהמשך לצעדים להגברת הפיקוח והאכיפה בשלטון המקומי, החליטה הממשלה ביום 12 באוגוסט 2007, במסגרת התכנית הכלכלית לשנת 2008, על הרחבת הכלים לפיקוח ולאכיפה העומדים לרשות משרד הפנים. במסגרת זו הוחלט על תיקון החוק כך שיאפשר מתן שירותים, באמצעות רשות אחרת, לרשות מקומית שכשלה בתפקידיה. כמו כן החליטה הממשלה להקנות לשר הפנים סמכות לפזר מועצות של איגודי ערים אם הן אינן ממלאות עוד את תפקידן בצורה ראויה ולאפשר מינוי חשבים מלווים גם בתאגידים עירוניים.

חיזוק הצפון

בהחלטה מספר צח/5 של הקבינט לחיזוק הצפון וחיפה מיום 14 בספטמבר 2006, הוחלט על יישום תכנית לחיזוק הצפון וחיפה ותכנית סיוע משלימה לשדרות ולישובי עוטף עזה ואשקלון.

במסגרת החלטה זו הוקצה סכום של 450 מיליון ש״ח לתקציב משרד הפנים בשנים 2006, 2007 ו-2008 לצורך הקצאה לרשויות המקומיות.

תכנון פיזי

מינהל התכנון שבמשרד הפנים הוא הגוף הממשלתי המופקד על הסדרת תחום התכנון הפיזי. משימותיו העיקריות הן ליזום תכנון מתארי ברמה הארצית, המחוזית והמקומית, וכן לנהל את מוסדות התכנון הארציים והמחוזיים, אשר מוסמכים בהתאם לחוק התכנון והבנייה התשכ״ה- 1965, לתת תוקף לתכניות המוגשות לאישורם. תכניות אלה מגדירות את ייעודיי הקרקע השונים (בנייה למגורים, פיתוח שטחי תעסוקה, תחבורה, נופש, שימור וכיו״ב) וקובעות מהו השימוש המותר בהן.

מזה מספר שנים סובל שוק הנדל״ן בישראל מפער עקבי בין מספר יחידות הדיור החדשות הנדרשות על פי הגידול הנורמטיבי בביקוש לדיור, לבין מספר יחידות הדיור החדשות הכלולות בתכניות מפורטות המאושרות על ידי מוסדות התכנון ואשר ניתנות למימוש.

כך, תכנית מתאר ארצית משולבת מספר 53 (להלן: תמ״א 53) המגדירה, בין היתר, את קצב הפיתוח של מדינת ישראל עד לשנת 2020, קובעת כי דרושות למשק כ-50,000 יחידות דיור חדשות מדי שנה, וזאת על מנת לתת מענה לגידול בהיקף האוכלוסייה, להתבלות הדיור הקיים ולגידול ברווחת הדיור. יש לציין כי תכנית זו הוכנה בסוף שנות התשעים, אך אושרה לבסוף רק בסוף שנת 2005. בפועל אושרו על ידי מוסדות התכנון בחמש השנים האחרונות תכניות מפורטות הכוללות מספר יחידות דיור הנמוך מהדרוש על פי התכנית כאמור.

- המצב המתואר הוא תולדה של התארכות בהליכי התכנון בשנים האחרונות, שגורמיה העיקריים הם: היעדר תכנון מתארי ברמה המחוזית וברמה המקומית.

  ברמה המחוזית – למחצית מהמחוזות אין תכנית מתאר עדכנית תקפה, הנותנת מענה לצרכים הנוכחיים והעתידיים של אותו המחוז.

  ברמה המקומית – לרוב הרשויות המקומיות בישראל אין תכניות מתאר מקומיות עדכניות ותקפות.

  במצב זה מרבית התכניות המפורטות הנקודתיות, וממילא גם תכניות רחבות היקף ומשמעותיות יותר, אינן תואמות את תכנית המתאר הקיימת, והן מהוות הלכה למעשה שינוי לתכניות אלה. כיוון שכך, הן חייבות את אישור הוועדה המחוזית ואת אישור המועצה הארצית לתכנון ולבנייה.

- היעדר יעדים כמותיים לאישור תכניות מפורטות המספקות יחידות דיור וצרכים נלווים בפריסה ארצית שיחייבו את מוסדות התכנון – כתוצאה מכך קיימת הפרדה בין הסמכות לאישור התכניות לבין האחריות לספק מלאי תכנוני מספיק וזמין לצורכי המשק.

- גידול במעורבות הציבור בהליכי התכנון והבנייה – הגשת התנגדויות, עררים ותביעות לפיצויים.

- אי התאמתו של חוק התכנון והבנייה למציאות התכנונית בת זמננו.

לצורך מתן מענה לבעיות הנזכרות לעיל, נקט מינהל התכנון, בתיאום עם משרד האוצר, מספר פעולות:

ייזום תכנון מתארי וקביעת יעדים שנתיים לפעילות מוסדות התכנון

החל משנת 2005 פועל מינהל התכנון על פי תכנית עבודה תלת-שנתית המשותפת למינהל התכנון, למינהל מקרקעי ישראל ולמשרד האוצר והמגיעה בימים אלו לידי סיום. תכליתה ליצור מלאי תכנוני זמין לשיווק בכמות מספקת ברמה מקומית, מחוזית וארצית. על פי תכנית העבודה, פועל מינהל התכנון להשלמת התשתית התכנונית-מתארית בכל רמות התכנון כמפורט להלן:

- עדכון תכניות המתאר המחוזיות בהתאם לתמ"א 35 והשלמת הליכי אישורן
- ייזום הכנת תכניות מתאר מקומיות עדכניות למרבית הרשויות המקומיות בישראל בתיאום עם מינהל מקרקעי ישראל ועם משרד הבינוי והשיכון, ובהתבסס, בין היתר, על התכניות השונות אותן מקדמים גופים אלה.

עוד נקבע בתכנית התלת-שנתית, כי מינהל התכנון יפעל לקביעת יעדים שנתיים למספר יחידות הדיור שיאושרו במסגרת תכניות מתאר מפורטות. הממונים על המחוזות במשרד הפנים וכן לשכות התכנון המחוזיות, יונחו לפעול לאישורן של תכניות הכוללות יחידות דיור מאושרות בפריסה ארצית בהיקפים המפורטים להלן:

- בשנים 2007-2006: כ-75,000 יחידות דיור בכל אחת מהשנים
- בשנת 2008 ואילך: כ-50,000 יחידות דיור בשנה.

יעדים אלו ייגזרו לכל יישוב בהתאם למגמות בתמ"א 35. מטרת היעדים היא להכניס למערכת השיקולים של מוסדות התכנון, בצד כל יתר השיקולים, גם את צרכי המשק למלאי קרקעות זמין לשיווק כבר בשנים הקרובות.

מינהל התכנון לא פעל לקביעת יעדים כמותיים לאישור תכניות מפורטות הכוללות יחידות דיור בהיקפים כאמור, ולא התבצע מעקב אחר אישור תכניות מפורטות לשטחי דיור ותעסוקה. בעקבות זאת החליטה הממשלה, במסגרת הדיונים בנוגע למדיניות הכלכלית לשנת 2008, על קביעת יעדים כמותיים מינימאליים לאישור יחידות דיור ושטחי תעסוקה במסגרת תכניות מפורטות, תוך הגברת המעקב על יישום ההחלטה באמצעות דוח שנתי של יו"ר המועצה הארצית לתכנון ולבנייה אשר יונח על שולחן הממשלה.

ייזום שינויים בחוק התכנון והבנייה

על מנת להתאים את חוק התכנון והבנייה למציאות התכנונית בת זמננו, וכדי לפשט ולייעל את הליכי התכנון, גיבש צוות בין-משרדי בראשות מנהל מינהל התכנון במשרד הפנים הצעה לרפורמה בחוק התכנון והבנייה. בצוות חברים נציגים ממשרד המשפטים, מינהל מקרקעי ישראל ומשרד האוצר והוא התבסס על עבודתן של שלוש ועדות ציבוריות שעסקו בנושא במהלך השנים האחרונות.

להלן עיקרי המלצות הצוות:

- **הבחנה בין תכנית מתאר מקומית לבין תכנית מפורטת** – הפחתת רמת הפירוט הנדרשת מתכניות מתאר מקומיות תוך הפיכתן לתכניות כלליות וגמישות. הדבר נועד להקל על גיבוש תכניות מתאר מקומיות ולהפחית את החשש מתביעות פיצויים בגין פגיעה כתוצאה מאישור תכנית.
- **איזון מחדש בין סמכויות מוסדות התכנון והרחבת סמכויות הוועדה המקומית לתכנון ולבנייה** – שר הפנים יוכל, על פי המלצת מנהל מינהל התכנון, להסמיך ועדה מקומית שתאשר תכניות מפורטות החלות במרחב התכנון שבאחריותה, אשר הוראותיהן אינן סותרות הוראות תכנית מתאר מקומית החלה על שטח התכנית המפורטת. תנאיי הבסיס לקבלת סמכות זו הינם קיומה של תכנית מתאר מקומית מעודכנת החלה על כלל מרחב התכנון, על יישוב או על חלק משמעותי מהם, וכן ניהול מערכות תכנון ואכיפה יעילות ומקצועיות. כצעד משלים להרחבת הסמכויות כאמור, מוצעים מספר שינויים בהרכב הוועדות, בעיקר חיזוק מעמדו של מהנדס הוועדה ומעמדם של הנציגים בעלי הדעה המייעצת.

  ביטול הכפילויות בעבודת הוועדה לשמירה על קרקע חקלאית ושטחים פתוחים – אישור הוועדה יידרש רק לתכניות ברמה מקומית החלות על קרקע המיועדת בתכנית מתאר מחוזית למטרה חקלאית או לשטחים פתוחים, וזאת רק אם התכנית לא אושרה על ידי המועצה הארצית או על ידי ועדות המשנה שלה. בנוסף לכך, לא יידרש אישור הוועדה לתכנית מפורטת המקיימת את כל הוראותיה של תכנית מתאר מקומית שאושרה על ידי הוועדה.
- **עדכון ההיבטים הכלכליים והקשר בין קניין לתכנון** – שיפור מנגנון הפיצויים בגין פגיעה כתוצאה מאישור תכנית לפי סעיף 197 לחוק התכנון והבנייה – יצירת הבחנה בין פגיעה ישירה במקרקעין, נשוא התכנית, לבין פגיעות עקיפות במקרקעין; קביעת פיצוי רק עבור פגיעות ישירות ופגיעות עקיפות הפוגעות באופן משמעותי ביכולת השימוש במקרקעין; ונטרול אלמנט הציפיות מחישוב גובה הפיצוי.

  הסדרת הליכי תביעות הפיצויים לפי סעיף 197 לחוק התכנון והבנייה – עיגון והסדרת סמכות מוסד התכנון לדרוש כתבי שיפוי ממגישי תכניות; הקמת ועדות ערר מחוזיות לצורך הכרעה בעררים על החלטות ועדה מקומית בנושאי פיצויים לפי סעיף 197 והיטלי השבחה.

חלק מן הרפורמה הנוגע לאיזון מחדש בין סמכויות מוסדות התכנון והקמת ועדת ערר לפיצויים לפי סעיף 197 והיטלי השבחה, כבר אושר על ידי הממשלה במסגרת המדיניות הכלכלית לשנת 2006, ועל ידי הכנסת במסגרת חוק ההסדרים במשק המדינה לשנת 2006. התהליך נמצא בשלבים מתקדמים של יישום, ועד כה הורחבו סמכויותיהן של שמונה ועדות מקומיות (תל אביב, הרצליה, חולון, רמת גן, עפולה, שוהם, להבים וקריית טבעון). יתר המלצות הוועדה הוגשו לשר הפנים והן מצויות בתהליך של גיבוש תזכיר חוק.

מינהל האוכלוסין

על מנת להבטיח כי מינהל האוכלוסין יתאים עצמו לצרכים המשתנים ולהתפתחויות הטכנולוגיות המתהוות, מתבצעים במנהל האוכלוסין תהליכים שתכליתם להביא לצמצום המגע בין האזרחים מקבלי השירותים ללשכות מינהל האוכלוסין ולשפר את רמת השירות בעזרת שימוש בטכנולוגיות מתקדמות כגון אינטרנט, שירותי טלפון ודואר ממוחשבים. בנוסף תתמקד פעילותו של מינהל האוכלוסין בקידום פרויקט "תעודת הזהות החכמה" ופרויקט "עדכון מסמכי הנסיעה".

היחידה הארצית לפיקוח על הבנייה

תופעת הבנייה הבלתי חוקית היא תופעה אשר אין עוררין על חומרתה. בשנים האחרונות הגיע היקף הבנייה הבלתי חוקית לממדים מדאיגים.

הגורמים המרכזיים שיש להם השפעה על התרחבות התופעה הם:

- **כשלים ביישום תהליכי הפיקוח והאכיפה** – התארכות משך הטיפול המשפטי בתביעות המוגשות, ענישה בלתי מספקת בגין העבירות, היעדר הירתמות כללית של משטרת ישראל לנושא וכיו״ב.
- **תלות בין מנגנונים** – תלות בין מנגנוני הפיקוח והתביעה המקומיים, שעליהם הטיל המחוקק את עיקר האחריות לאכיפת דיני התכנון והבנייה, לבין ראשי הרשויות המקומיות וראשי הוועדות המקומיות. אלה האחרונים ממונים אדמיניסטרטיבית על הפקחים ועל התובעים ומשלמים את שכרם. לראשי הרשויות ולראשי הוועדות המקומיות יש קשת רחבה של שיקולים, ולפיכך הם נרתעים, בחלק מן המקרים, מלהפעיל את סמכויות האכיפה נגד עברייני חוק התכנון והבנייה שהם תושבי הרשות המקומית.
- **רווחים כלכליים הגלומים בעבירות בנייה.**

לריבוי העבירות על חוק התכנון והבנייה השפעות לוואי, אשר בחלקן הופכות עם חלוף הזמן לבלתי הפיכות, ובכלל זה: פגיעה באיכות הסביבה; פגיעה בשטחים הפתוחים וכתוצאה מכך בעתודות הקרקע המיועדות לפיתוח עתידי; אובדן הכנסות לקופת המדינה (מיסוי מקרקעין); אובדן הכנסות לקופת הרשויות המקומיות (אגרות והיטלי פיתוח, היטל השבחה וכדומה); היווצרות מפגעי בטיחות חמורים; מניעת היכולת לתכנן וליישם תכנון פיזי ארוך טווח וכיו״ב.

על מנת לתת מענה לבעיות שלעיל, כמו גם לתופעת הפלישות למקרקעי לאום, ובהמשך להחלטות הממשלה בנושא (לרבות החלטת ועדת השרים למגזר הלא יהודי ערב/15, והחלטת ממשלה מספר 2959), הוקמה במשטרת ישראל מינהלה בין-משרדית (להלן: המינהלה) לתיאום פעולות האכיפה של דיני המקרקעין. המינהלה הונחתה על ידי הממשלה להתמקד בתיאום, בהנחיה ובשילוב בין היחידות הממשלתיות הפועלות לאכיפת החוק כנגד עבירות בנייה, פלישות ושימוש במקרקעי ציבור ללא היתר כדין, וכן לבצע פעולות אכיפה ממוקדות תוך שימוש במשאבי היחידות הנ״ל.

החלטת הממשלה קובעת עוד כי במשטרה ובפרקליטות המדינה תוקמנה יחידות ייעודיות שתפקידן לסייע באכיפת דיני המקרקעין, התכנון והבנייה. בהמשך תוגברה גם מערכת המשפט בכוח שיפוטי ייעודי לנושא.

בנוסף לאמור לעיל, החליטה הממשלה, במסגרת הדיונים בנוגע למדיניות הכלכלית לשנת 2008, על קביעת יעדים כמותיים לליווי פעולות אכיפה של חוק התכנון והבנייה על ידי משטרת ישראל ועל הקמת ועדה אשר תבחן צעדים לייעול הטיפול המשפטי בעבירות בנייה.

משרד המדע, התרבות והספורט

הצעת תקציב משרד המדע, התרבות והספורט לשנת 2008 (סעיף 19) מסתכמת בכ-731.1 מיליון ש"ח בהוצאה ברוטו, מתוכם כ-17.4 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-43.5 מיליון ש"ח בהרשאה להתחייב.

במסגרת אחריותו פועל המשרד לקביעת מדיניות, לקידום, לחיזוק ולהקמת תשתית בשלושת התחומים העיקריים שבסמכותו – המדע, התרבות והספורט.

דגשים מרכזיים לשנת 2008

תחום המדע

המשרד תומך בפיתוח התשתיות המדעיות והטכנולוגיות במדינת ישראל ובמחקר התשתיתי, מעודד צמיחה ומאפשר את מימוש הפוטנציאל הכלכלי הטמון בידע מדעי-טכנולוגי. בנוסף, המשרד פועל לפיתוח ולביסוס קשרי החוץ המדעיים, לקידום המדע הישראלי ולביסוס מעמדה המדעי הבין-לאומי של מדינת ישראל. המשרד פועל גם לביסוס מעמדה של מדינת ישראל בתחום החלל תוך שיתוף פעולה עם התעשיות והמוסדות האקדמיים בארץ ועם סוכנויות חלל בחו"ל. סוכנות החלל תוסיף להתמקד גם בשנת 2008 בפיתוח לוויינים ואמצעים טכנולוגיים.

תחום התרבות

בתחום התרבות יטפל המשרד במוסדות תרבות ואמנות בישראל, במפעלים ובאירועי תרבות שונים; יסייע למוסדות תרבות ואמנות; ויתמוך במיזמים בתחום התרבות. במסגרת זו יפעל המשרד לביסוס מעמד האמן היוצר, האמן המבצע והיצירה המקורית, המהווים את התשתית לחיי התרבות והאמנות בישראל. המשרד יפעל לעידוד איכות ומצוינות באמנויות השונות ולטיפוח היצירה האמנותית והתרבותית בפריפריה הגיאוגרפית והחברתית, בצד טיפוח הפלורליזם והדיאלוג הרב-תרבותי. כמו כן יפעל המשרד להבטחת קיומם וקידומם של מוסדות ותשתיות התרבות והאמנות; לנגישותה של היצירה האמנותית והתרבותית לכלל מגזרי האוכלוסייה; לשמירה ולהבטחה של חופש יצירה וביטוי בכל תחומי התרבות והאמנות; ולעידוד יצירה וצריכת אמנות ותרבות במגזר הערבי ובמגזר הדרוזי. בשנת 2008 יקדם המשרד קשרי תרבות עם מדינות אחרות ויפעל ל"ייצוא" התרבות הישראלית לחו"ל.

תחום הספורט

המשרד מסייע לרשויות מקומיות, להתאחדויות ולאגודות הספורט בפיתוח הספורט לכל צורותיו ורמותיו. כמו כן, המשרד פועל בתחומים שונים להעלאת רמת הכושר הגופני והמיומנות הספורטיבית; לטיפוח כישרונות צעירים בענפי ספורט שונים; ליצירת דפוסי התנהגות ספורטיביים; לחיזוק התהליך החינוכי למשמעת עצמית ולכיבוד החוקים בתחרויות; וכן לטיפוח ולשימור איכויות גבוהות ורמות הצטיינות לאומיות ובין-לאומיות בענפי הספורט השונים. כמו כן מופעלים מרכזי מצוינות ברחבי המדינה בענפי ספורט אולימפיים. במרכזים אלה נמצאים בני נוער מחוננים בספורט, המהווים את התשתית לספורט ההישגי של ישראל. בשנת 2008 המשרד יפעל לקידום ולטיפוח נשים בענפי הספורט השונים; יסדיר את התקנות והאמצעים להפעלת ספורט מוטורי בישראל ויקדם פרויקטים למניעת אלימות בספורט. המשרד יפעל בתיאום עם האיגודים המקצועיים במטרה להעמיק את שיתוף הפעולה עם מדינות אחרות.

ענפי המשק

המשרדים הכלכליים

משרד התעשייה, המסחר והתעסוקה, משרד התיירות ומשרד החקלאות פועלים לעידוד צמיחה בת קיימא בענפי המשק השונים בשתי דרכים עיקריות:

- ייזום וקידום רפורמות מבניות וענפיות, שתכליתן שיפור כושר התחרות של המשק הישראלי, וכן הגברת התחרות וצמצום מעורבות הממשלה בשווקים, באמצעות הסרת חסמים מנהליים ופתיחת "צווארי בקבוק".
- ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו להשתתף בסיכונים המוטלים על החברות העסקיות.

מאפייני התקציב

מאפייניו העיקריים של התקציב לשנת 2008 בתחום המשרדים הכלכליים הם:

- יצירת התנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה.
- תכנית לעידוד השקעות הון באמצעות כלי מִסוי תוך התמקדות בפריפריה ובהשקעות בנות תחרות בשווקים הגלובאליים, הפחתת אי הוודאות מנקודת מבט של המשקיעים וצמצום הבירוקרטיה.
- פיתוח הפעילות הכלכלית הבין-לאומית של ישראל, ובכלל זה הסכמי סחר, קידום התיירות וקידום הייצוא הישראלי לשאר מדינות העולם.
- עידוד מחקר ופיתוח כאמצעי לפיתוח תשתית ידע, שתנצל ותקדם את יתרונותיה היחסיים של ישראל בתעשייה ובחקלאות.

ענף התעשייה

בראשית שנת 2007 נמשכה הצמיחה של המשק הישראלי לאחר צמיחת המשק בשנת 2006 בשיעור של 5.2 אחוזים, על אף מלחמת לבנון השנייה ובהמשך לגידול בשיעור של 5.3 אחוזים בשנת 2005. המגזר העסקי, המהווה כ-70 אחוזים מהתוצר המקומי, תרם את חלק הארי בצמיחת המשק בשיעורי גידול של 6.7 אחוזים בשנת 2005 (המהווים 4.9 אחוזים מהתמ"ג) ו-6.4 אחוזים בשנת 2006 (המהווים 4.7 אחוזים מהתמ"ג). כמו כן, בחודשים הראשונים של שנת 2007 (מינואר עד מאי) עלה הייצור התעשייתי בשיעור של 7.9 אחוזים לעומת התקופה המקבילה אשתקד. העלייה בייצור התעשייתי חלה בכל קבוצות ענפי הטכנולוגיה, אך בולטת במיוחד קבוצת ענפי הטכנולוגיה העילית.
הצעת התקציב לשנת 2008 כוללת גידול בהקצאת המשאבים בתחום המו"פ (יחידת המדען הראשי) ובתמיכה במגזר העסקים הקטנים והבינוניים.

ענף התיירות

בשנת 2005 ובמחצית הראשונה של שנת 2006, המשיכה מגמת ההתאוששות בענף התיירות. במסגרתה גדל מספר התיירים לישראל מ-800 אלף בשנת 2003 עד לכ-1.9 מיליון בשנת 2005. לפני פרוץ הלחימה בצפון היה צפי ל-2.4 מיליון תיירים בשנת 2006, אולם עקב האירועים הביטחוניים חלה ירידה בתנועת התיירים הנכנסים, ומספר התיירים בשנת 2006 הסתכם בכ-1.83 מיליון תיירים. בשנת 2007, הענף שב והתאושש וההערכה היא כי תנועת התיירות תסתכם בכ-2.1 מיליון תיירים בשנת 2007.

במקביל, נשמרת תנועה ערה של תיירות פנים בשנים האחרונות והיא מסתכמת בכ-12 מיליון לינות בשנה.

הצעת התקציב לשנת 2008 כוללת גידול בהקצאת המשאבים בתחום שיווק התיירות.

ענף החקלאות

החקלאות מאופיינת בשנים האחרונות בשינויים הדרגתיים במבנה של המשק החקלאי. עיקר השינויים נובע מהגדלת יחידות הייצור והרחבת הייצור תוך צמצום מספר העוסקים בחקלאות ביחס להיקף הגידול, זאת כתוצאה מהפריון הגבוה בענף, ומהגבָּרת התחרות בו.

במסגרת מדיניות הממשלה לשיפור כושר התחרות של המשק הישראלי ולצמצום הריכוזיות במקטעי השיווק של תוצרת חקלאית בישראל, החליטה הממשלה, בשנים 2007-2006, על עידוד התחרות בשיווק תוצרת חקלאית צמחית, תוך צמצום הפטור מהסדר כובל למשווקים סיטונאים ותוך קביעת כללים לאריזה ולשיווק של תוצרת חקלאית בהתאם לסטנדרטים של איכות. כמו כן פועלת הממשלה לקביעת תקינה אחידה לעניין גידול, ייצור, טיפול ושיווק תוצרת חקלאית.

בהמשך למדיניות הממשלה להפנמת היתרונות לגודל ברפת, מדיניות שנועדה לשפר את היעילות במקטע הייצור בענף החלב, החליטה הממשלה, במסגרת אישור תקציב 2006, על צמצום היקף הפיקוח על מחירי מוצרי החלב לצרכן, כך שהוא יחול על ארבעה מוצרים בסיסיים בלבד. כמו כן, במהלך שנת 2007, הממשלה מקדמת תיקון של חוק תכנון משק החלב. במסגרת תיקון זה, יעגן החוק החדש את הפיקוח על מחיר המטרה אשר המחלבות משלמות ליצרנים עבור ליטר חלב. שני השינויים יעגנו במסגרת חקיקתית את התכנון וההסדרה הקיימים בענף החלב.

בדומה לתהליך שהתרחש בענף הרפת ובמטרה לייעל ולשפר את תנאיי הייצור והשיווק של ביצי מאכל בארץ, החליטה הממשלה, בהחלטה מס' 1855 מיום 24 ביוני 2007 על תכנית לעידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל. תכנית זו צפויה להוריד את מחיר הביצים לצרכן, לשפר את כושר הייצור תוך הגדלת יחידות הייצור ושיפור התנאים התברואתיים הקיימים בלולי ההטלה בארץ.

משרד התעשייה, המסחר והתעסוקה

הצעת התקציב הרגיל, תקציב התמיכות בענפי המשק ותקציב הפיתוח של משרד התעשייה, המסחר והתעסוקה לשנת 2008 (סעיפים 36,38 ו-76) מסתכמת בכ-3.7 מיליארד ש"ח בהוצאה נטו, 574 מיליון ש"ח בהוצאה מותנית בהכנסה ו-1.4 מיליארד ש"ח בהרשאה להתחייב.

תפקידי המשרד

משרד התעשייה, המסחר והתעסוקה מופקד על קידום ענפי התעשייה והמסחר וקידום התעסוקה תוך שימוש באמצעים תקציביים, מנהליים ותחיקתיים. תפקידיו ויעדיו המרכזיים של משרד התעשייה, המסחר והתעסוקה הם:

- קידום המחקר והפיתוח התעשייתי כאמצעי לפיתוח תעשייה עתירת ידע, שתנצל ותקדם את יתרונותיה היחסיים של ישראל, תניב תשואה הולמת להשקעותיו של המשק במחקר האקדמי ותפתח תעשייה בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית.
- פיתוח הפעילות הכלכלית הבין-לאומית של ישראל ובמיוחד סחר החוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות. יעד זה מושג בין היתר בפיתוח ובהעמקה של קשרי סחר החוץ והסכמי סחר, תמיכה בפעילות שיווקית של מפעלים וטיפוח קשרים עם משקיעים זרים.
- יצירת תנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח תוך מתן עדיפות לאזורי הפריפריה.
- הגדלת שיעור ההשתתפות בכוח העבודה של כלל האוכלוסייה, לרבות אוכלוסיות ייחודיות כגון חרדים, בני מיעוטים, הורים יחידים, מקבלי קצבת הבטחת הכנסה ואנשים עם מוגבלויות.
- צמצום מספר העובדים הזרים המועסקים בישראל ועידוד החלפתם בישראלים.
- אכיפת חוקי העבודה.
- יצירת סביבה כלכלית תומכת וליווי תעשיות ינוקא על מנת להביא לצמיחת יזמויות חדשות ולהגברת התעסוקה באמצעות עסקים חדשים.
- עידוד מודעות צרכנית ושמירה על כללי מסחר הוגנים שיבטיחו את רווחת הפרט.

נושאים מרכזיים בתכנית העבודה לשנת התקציב 2008

- **עסקים קטנים ובינוניים** – על פי החלטת הממשלה מספר 2190 מיום 12 באוגוסט 2007, ירכז משרד התמ"ת את כל התמיכה בעסקים קטנים ברשות פנים ממשלתית (סוכנות ביצוע) אחת ויבצע את פעילות התמיכה בעזרת גורמים חוץ-ממשלתיים מתמחים. בנוסף סוכם על הגדלה משמעותית (של עשרות אחוזים) הכוללת בין היתר תוספת של 30 מיליון ש"ח לפיקדון הממשלה בקרן לעסקים קטנים בתקציב שתעמיד הממשלה לטובת התמיכה לפעילות בתחום זה.

- **המדען הראשי** – בשנת 2008 יוקצה סכום של 1,316 מליון ש"ח בהוצאה ברוטו (מתוכו סכום של 852 מליון ש"ח בהוצאה נטו) להמשך קידום המחקר והפיתוח התעשייתי. במסגרת זו יתמוך המדען הראשי בשנת 2008 במחקר ופיתוח בשלביו ההתחלתיים, ובפרט במחקר אקדמי מוטה תעשייה. זאת לאור התשואה העודפת הגבוהה למשק מביצוע מחקר ופיתוח בכלל, ומחקר בסיסי בפרט.

- **תקינה** – על פי החלטת ממשלה 2191 מיום 12 באוגוסט 2007, יוחלפו או ישונו התקנים הישראליים הרשמיים כך שעד יום 30 ביוני 2010, יעמוד שיעור התקנים הבין-לאומיים מסך התקנים הרשמיים על 65 אחוזים לפחות. כמו כן תוקם ועדה שתבדוק את כלל המשמעויות הנוגעות לסחר החוץ של ישראל והנגזרות מצווים ומתקנות המחייבים עמידה בתקנים או במפרטים טכניים שלא על פי צו ייבוא חופשי החלים על ייבוא לישראל. הוועדה תבדוק את הצורך בקיומם של הצווים והתקנות שלא על פי תקינה ותמליץ על דרכים להמרת מפרטים טכניים אחרים לתקינה. הוועדה תגיש את המלצותיה עד ליום 30 באפריל 2008.

- **הגברת יעילות ההכשרה המקצועית** – במהלך שנת 2008 תיושם תכנית ייעול למערך ההכשרה המקצועית באמצעות שינוי מבנה ארגוני באגף להכשרה מקצועית. השינוי יכלול, בין היתר, סיום תהליך הצמצום של שלושה מרכזי הכשרה ממשלתיים, ומעבר להכשרה מוכוונת השמה בשיתוף מעסיקים, וכן יכלול פיתוח כלי בקרה למדידת השגת יעדי ההכשרה.

  כמו כן תימשך המגמה של מעבר להכשרה מקצועית המותנית בהשמה בעבודה תוך התמקדות במקצועות עתירי עובדים זרים. במסגרתה יפעל המשרד לביצוע החלטת ממשלה מספר 2210 מיום 12 באוגוסט 2007 בדבר התקשרות עם גורמי חוץ לביצוע הכשרה מקצועית למחליפי עובדים זרים בענף התעשייה בעלות המוערכת בכ-40 מליון ש"ח.

- **עידוד יציאה לעבודה של אמהות עובדות** באמצעות השתתפות במימון החזקת ילדיהן במעונות יום, במשפחתונים ובצהרונים. במסגרת זו התקבלה החלטת ממשלה מספר 3689 מיום 5 ביוני 2005, במסגרתה הוחלט להרחיב בהדרגה את השירותים הניתנים לילדי אמהות עובדות ולהעמיק את הסבסוד הניתן להן בהיקף תקציבי של 150 מיליון ש"ח; כמו כן התקבלה החלטה מספר 1134 מיום 4 בפברואר 2007, במסגרתה יוגדל בסיס תקציב האגף ב-200 מיליון ש"ח באופן הדרגתי על פני שנות הלימוד התשס"ט, התש"ע והתשע"א לצורך הפעלת תכנית ניסויית למימון שוברים לצהרונים ולמעונות יום.

- **המשך ביצוע ההתנסות** במסגרת הרפורמה לשילוב בעבודה של מקבלי קצבת הבטחת הכנסה (תכנית "אורות לתעסוקה") באמצעות ארבעה מרכזי התעסוקה הפועלים באזורים הבאים: ירושלים, חדרה וסביבתה, נצרת ונצרת עילית ושדרות ואשקלון. זאת בהתאם לפרק ז' לחוק המדיניות הכלכלית לשנת הכספים 2004 (תיקוני חקיקה), התשס"ד-2004. בשנת 2008 יורחבו האזורים בהם פועלים מרכזי התעסוקה וייכנסו לתוקף שינויים במסגרת המלצות הוועדות המלוות את התכנית, ביניהם שינויים במודל הכלכלי ותגמול מרכזי התעסוקה על בסיס השמות

איכותיות, אבחון מוקדם של המשתתפים בתכנית ויצירת מסלולים מותאמים לאוכלוסיות בעלות צרכים מיוחדים. כמו כן תתבצע היערכות לקראת פריסה ארצית של התכנית, בשינויים הנדרשים מהלקחים שיופקו.

- **אכיפת חוקי העבודה** – בהמשך להחלטת הממשלה מספר 134 מיום 4 בפברואר 2007, בדבר הגברת אכיפת חוקי עבודה ושכר מינימום, הגיעו משרד האוצר ומשרד התמ"ת להסכם בדבר תגבור משאבי המינהל בכוח אדם ובתקציבים החל משנת 2007. תגבור המינהל במשאבים, כאמור, מיועד לאפשר למינהל למלא את משימות האכיפה וההסדרה בשוק העבודה באופן שירתיע מעסיקים מְפֵרי חוקי עבודה ויעלה את המודעות לזכויותיהם החוקיות של העובדים. כמו כן, במהלך 2008 ייושמו המלצות ועדת ההיגוי המשותפת למשרדי האוצר והתמ"ת, להסתדרות וללשכת התיאום של ארגוני המעסיקים בנוגע לשורת נושאים בתחום אכיפת חוקי העבודה, לרבות בנושאי הסדרה ואכיפה בקרב עובדים של קבלני כוח אדם; הגברת האכיפה והענישה בקרב קבלני שירותים בענפים מסוימים; והמלצה על מספר שינויי חקיקה ודרכי יישומן.

- **הרשות לסחר הוגן** – בהתאם להחלטת ממשלה מספר חכ/167 מיום 2 באוגוסט 2005, אישרה הכנסת ביום 5 ביוני 2006 את שינוי חוק הגנת הצרכן ואת הקמת הרשות לסחר הוגן. בשנת 2008 תחל לפעול הרשות לסחר הוגן, אשר תחליף את יחידת הממונה על הגנת הצרכן. מטרת הרשות היא לאכוף את חוק הגנת הצרכן, על מנת למנוע נזקים הנגרמים מהתקשרות לא הוגנת ומפעילות מתוחכמת של ספקים שתוצאתן – פגיעה בציבור הצרכנים בישראל. בנוסף, לאחר פעילות ועדה בין-משרדית (תמ"ת, אוצר ומשפטים) בנושא מאז שנת 2006, צפוי כי יובאו לכנסת תיקוני חקיקה לחוק הגנת הצרכן, שמטרתם להגדיל את כלי האכיפה של הממונה על הגנת הצרכן והסחר ההוגן.

- **הסדרה ואכיפה בנושא עובדים זרים** – בהמשך לעבודת ועדות וצוותי עבודה בין- משרדיים בנושא העסקת עובדים זרים ועל פי המלצותיהן, החליטה הממשלה על יישום שיטות העסקה חדשות של עובדים זרים בענפי החקלאות והסיעוד, אשר מתוספות לשיטות ההעסקה המיושמות בענף הבניין. כמו כן קבעה הממשלה מדיניות הקצאת היתרים עבור ענפים ותתי-ענפים שונים. בשנת 2008 תשקוד יחידת הסמך לעובדים זרים על הבטחת יישום נאות של שיטות העסקת עובדים זרים בענפים השונים והטמעת שיטות ההעסקה החדשות שהממשלה החליטה עליהן וכן על החמרת האכיפה כנגד מעסיקי עובדים זרים שלא כדין, ובכלל זה ביטול היתרי ההעסקה של מי שנתפס מעסיק עובדים זרים שלא כדין. כמו כן ימוצה המהלך להסדרת הבאתם של עובדים זרים באמצעות הסכמים בילטראליים עם המדינות מהן מגיעים העובדים הזרים תוך בחינת האפשרות להסתייע בפיקוחו של ארגון ההגירה הבין-לאומי.

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנת 2008 (סעיף 33) מסתכמת בכ-932.5 מיליון ש"ח (ברוטו).

ערך הייצור החקלאי הסתכם בשנת 2006 בכ-20.99 מיליארד ש"ח. בשנת 2006 עלה הייצור החקלאי עלייה ריאלית של 1.3 אחוזים בהשוואה לשנת 2005. ערך הייצוא החקלאי הטרי הסתכם בשנת 2006 בכ-4.6 מיליארד ש"ח, לעומת כ-4.9 מיליארד ש"ח בשנת 2005. התפתחות זו, המשקפת ירידת ערך ריאלית של 2.3 אחוזים בתמורה שקיבל היצרן, נובעת מעלייה כמותית של 1.2 אחוזים שלוותה בירידת מחירים ריאלית של 3.5 אחוזים.

הרפורמות שבוצעו בענפי בעלי החיים בשנים האחרונות ממשיכות להניב תוצאות. הרפורמות ברפת החלב, בשלוחת הבקר לבשר ובשלוחת הפטם הביאו להגדלת היחידות המייצרות ולהתייעלותן, לצמצום מספר המשקים העוסקים בענפים אלה ולהוזלת המחיר לצרכן, בייחוד בשלוחות הבקר לבשר והפטם. בשנת 2008 יחל תהליך התייעלות בענף ביצי המאכל, שגם הוא צפוי להביא בעתיד להגדלת יחידות הייצור, לשיפור באיכות הביצים ולירידה במחיר לצרכן.

בתחום התעסוקה בענף נרשמה עלייה במספר המועסקים. מספרם הגיע לכ-67.3 אלף עובדים, לעומת כ-66.9 אלף עובדים בשנת 2005. בשנים האחרונות ניתן לראות מגמת עלייה במספר המועסקים הישראלים העצמאים בענף (כ-21.1 אלף בשנת 2006, לעומת 20.1 אלף בשנת 2005) מול מגמת ירידה במספר הישראלים השכירים המועסקים בחקלאות (כ-19.1 בשנת 2006 לעומת 20.1 אלף בשנת 2005). לצד זאת מסתמנת יציבות במספר העובדים הפלסטינים (כ-4,000) ובמספר העובדים הזרים (שעמד בשנת 2006 על 23.1 אלף) המועסקים בענפי החקלאות בישראל.

מעורבות הממשלה בתחום החקלאות

בהשוואה לענפי משק אחרים, פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה. מעורבות זו נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה באמצעות תקציב המדינה ומעורבות עקיפה הכרוכה בעלות סמויה למשק הלאומי.

המעורבות הישירה

המעורבות הממשלתית הישירה קיימת בכל שלבי הייצור החקלאי, כמפורט להלן:

- **סבסוד תשומות המים** – תעריפי המים המיועדים לחקלאות אינם מכסים את מלוא העלות הכרוכה באספקתם ועל כן ניתן בגינם סבסוד. כמו כן, ניתנות תמיכות בגין ייקור תעריפי מים לחקלאות משנים קודמות והמדינה משתתפת בהקמת מפעלי השבת קולחין.

- **סבסוד הון** – בשנת 2008 יסתכם סבסוד ההון בכ-80.7 מיליון ש״ח באמצעות מענקים להשקעות בנושאים שונים. כמו כן יתוקצבו סכומים נוספים לפרויקטים ייעודיים כגון סבסוד השקעות הון בענף ייצור ושיווק ביצי מאכל, סבסוד השקעות לחקלאים שפונו מרצועת עזה וסבסוד השקעות הון שנועדו לחיסכון בשימוש במים.

- **מחקר ופיתוח** – הממשלה מממנת מחקרים חקלאיים באמצעות המדען הראשי במשרד החקלאות וכן מממנת את תקורות מינהל המחקר החקלאי. עלות השתתפות הממשלה במחקר החקלאי תסתכם בשנת 2008 בכ-200 מיליון ש״ח.

- **מתן שירותים** – הדרכה חקלאית ושירותים בתחומים שונים, כגון: וטרינריה, הגנת הצומח, דיג, שימור קרקע ותכנון חקלאי, ניתנים על ידי יחידות ממשלתיות וממומנים ברובם מתקציב המדינה. בשנת 2008 תסתכם עלות השירותים בכ-133 מיליון ש״ח. במסגרת אישור תקציב המדינה לשנת 2006, החליטה הממשלה על ייעול ההדרכה החקלאית ועל צמצום היקף מתן השירותים בתחום זה, לצד הגדלת התמיכה הישירה לחקלאים בגין צריכת שירותי הדרכה. יישום ההחלטה צפוי להתחיל במהלך שנת 2008.

- **השוק המקומי** – עיקר הסיוע ליצרני התוצרת לשוק המקומי מתבצע באמצעות תמיכה בענפים שיש להם תרומה משמעותית לשמירה על קרקעות כגון גידול חיטה וגידול עדרי בקר במרעה, וכן באמצעות סובסידיה ישירה לחקלאיי הגליל העוסקים בענף הלול. סך הסיוע לשוק המקומי בשנת 2008 צפוי לעמוד על כ-96.9 מיליון ש״ח.

- **סבסוד הביטוח החקלאי ומתן כיסוי מפני סיכוני אסון טבע** – מעורבות הממשלה בתחום סיכוני הטבע בחקלאות מתקיימת בשלושה רבדים, כמפורט להלן:

  בגין נזקי טבע הממשלה משתתפת בפרמיית הביטוח שמשלמים החקלאים למבטחים. כ-90 אחוזים מהביטוח החקלאי כנגד נזקי טבע נעשה באמצעות הקרן לביטוח מפני נזקי טבע בע״מ (״קנט״), שהיא חברה ממשלתית הנמצאת בבעלות הממשלה והחקלאים. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2008 ב-38 מיליון ש״ח, המהווים לפי הערכה כ-30 אחוזים מסך הפרמיות.

  בגין אסונות טבע, למעט נזקים לתשתיות לחקלאות, הממשלה משתתפת כיום בפרמיית הביטוח שמשלמים החקלאים בשיעור של 80 אחוזים. לצורך הבטחת אספקת הביטוח כאמור לחקלאים מתקשרת כיום הממשלה עם ״קנט״. ההתקשרות הינה בתוקף עד לסוף שנת 2007, ובימים אלה הממשלה בוחנת את האפשרות לבצע הליך תחרותי לבחירת מבטח כאמור, החל משנת 2008. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2008 בכ-64 מיליון ש״ח.

  במקרים בהם נגרמים נזקים לתשתיות חקלאיות בלבד כתוצאה מאסון טבע, באה מעורבות הממשלה לידי ביטוי באמצעות חוק פיצוי נפגעי אסון טבע, התשמ״ט-1989. חוק זה מאפשר לממשלה להכריז על אירוע חריג כעל אסון טבע ולפצות את החקלאים בהתאם לקריטריונים שונים הקבועים בו.

- ייצוא – היקף התמיכה בפעילות זו נקבע במהלך שנת התקציב בהתאם להתפתחויות בענף ולפי סדר העדיפות של משרד החקלאות. הממשלה מסבסדת את פעילות קידום המכירות לתוצרת חקלאית בשווקים בחו״ל וכן מסבסדת מחקרים והשקעות הון שמטרתם להגדיל את הייצוא. בשנת 2006 עמד התקציב לעידוד הייצוא, למעט סבסוד הון, על כ-23.3 מיליון ש״ח. יש לציין כי כ-70 אחוזים מהייצוא החקלאי מתבצע באמצעות חברת הייצוא החקלאי ״אגרקסקו״, שהיא חברה מעורבת בבעלות משותפת של הממשלה, ״תנובה״ ומועצות הייצור החקלאיות.

- תמיכות אחרות – הממשלה מתערבת באמצעות תמיכה ישירה באופן נקודתי במקרים שונים. בשנים 2007-2006 ניתנה תמיכה ממשלתית בעיקר בהשקעות לשיקום נזקי שיטפונות משנת 2006, בהתאם להחלטת ממשלה; תמיכה

בשיקום הצפון בעקבות מלחמת לבנון השנייה ובהתאם להחלטת ממשלה מ-20 באוגוסט 2006 בנושא תכנית לחיזוק הצפון וחיפה; ותמיכה במרכזי מחקר ופיתוח באזורי הפריפריה ובאספקת מוצרים ציבוריים, כגון הדברות ופרויקטים שונים הקשורים לאיכות הסביבה.

המעורבות העקיפה

המעורבות העקיפה תפקידה לסייע, שלא באמצעות תקציב המדינה, ליצרנים ולמשווקים של תוצרת חקלאית. למעורבות זו עלות המשולמת בדרך כלל על ידי ציבור הצרכנים באמצעות מחירי התוצרת החקלאית. המעורבות העקיפה של הממשלה באה לידי ביטוי בעיקר ברגולציה ובהגנות מינהליות על התוצרת המקומית. להלן עיקרי ההגנות:

- **פטור מהסדר כובל** – חוק ההגבלים העסקיים (התשמ"ח-1988) לעניין הסדרים כובלים אינו חל על המגדלים והמשווקים הסיטונאים של תוצרת חקלאית. בניגוד לכוונת המחוקק שראה צורך להגן על המגדלים, הפטור במתכונתו הנוכחית מאפשר למשווקים סיטונאים, אשר אינם נמנים על המגזר החקלאי, להתארגן ולתאם את פעולותיהם. המצב הנוכחי מאפשר למשווקים סיטונאים להשיג רווחים גבוהים הנובעים מפערי תיווך גבוהים בין המגדל לצרכן הסופי. במטרה לצמצם את הפגיעה האפשרית בצרכנים, החליטה הממשלה במסגרת אישור התקציב לשנת 2008 לאשרר את החלטתה משנת 2006 לצמצם את הפטור, כך שלא יחול על משווקים סיטונאים שיש להם קשרי בעלות עם משווקים קמעונאים.
- **עובדים זרים** – בשונה מהמצב שהיה בשנים 2006-2007, בהן מכסת העובדים הזרים עמדה על כ-26,000 עובדים, בעקבות החלטת ממשלה מספר 1537 מ-1 באפריל 2007, תעמוד בשנת 2008 מכסת העובדים הזרים שיועסקו בחקלאות על 29,000 עובדים. העסקתם של עובדים זרים, שעלותם למעסיק נמוכה באופן יחסי לעלות העסקת עובדים ישראלים, מהווה סיוע כלכלי משמעותי, בעיקר בענפים בהם קיים קושי בשילוב עובדים ישראלים.
- **מניעת ייבוא** – בעקבות הצטרפות ישראל להסכמי ה-GATT, הומרו ההגבלות המנהליות על הייבוא במכסי מגן גבוהים, שאינם מאפשרים ייבוא משמעותי ורציף של תוצרת חקלאית טרייה לישראל, למעט מספר מצומצם של מוצרים המיובאים במסגרת מכסות פטורות ממכס כמתחייב מהסכמים בין-לאומיים. חסימת הייבוא על ידי מכסים גבוהים מצמצמת את התחרות בענפי התוצרת החקלאית המקומית, ולכן מהווה תמיכה בחקלאים המקומיים. בימים אלה נבחנת האפשרות להפחית את שיעור המכסים על התוצרת החקלאית במקומות בהם תהיה פגיעה מעטה יחסית בייצור המקומי לצד תועלת רבה לציבור הצרכנים.
- **קרקע** – התשלום עבור החכרת קרקע לשימוש חקלאי נקבע בהתאם לגידולים החקלאיים להם מיועדת הקרקע, ללא כל זיקה למיקום הקרקע ולערכה בפועל.

נושאים תקציביים נוספים

הסדר הקיבוצים

בעקבות המשבר הפיננסי והכלכלי אליו נקלעו התנועות הקיבוציות והקיבוצים בשנות השמונים, נחתם בשנת 1989 "הסדר הקיבוצים" בינן לבין הבנקים והממשלה. ההסדר מחק ופרס את חובות הקיבוצים ותאגידיהם; ביטל את המערכות המרכזיות ואת הערבות ההדדית; וקבע כללים חדשים במגזר, בעיקר בתחום האשראי. בשנת 1995 החליטה הממשלה לאשר ביצוע של "הסדר קיבוצים משלים" ובו נקבע כי יתרת החוב לצורך הסדרת חובותיהם של הקיבוצים תחושב לאחר שימוש בכספי הסיוע ההדדי בין הקיבוצים ולאחר ויתור מצד הקיבוצים על חלק מזכויות המקרקעין שברשותם. בשנת 2008 תקטן השתתפות הממשלה בהסדר הקיבוצים המשלים ביחס לשנים הקודמות, בהתאם להשלמת תהליך החזר החובות של הקיבוצים לבנקים. בשנת 2008 תימשך פעילות מטה הסדר הקיבוצים על מנת להשלים את גביית החובות.

מנהלת הסדר המושבים

בחודש מארס 1992 התקבל בכנסת חוק ההסדרים במגזר החקלאי המשפחתי. החוק קובע כיצד יש להסדיר את חובותיו של המגזר החקלאי. מכוח החוק מונו משקמים אשר בסמכותם לקבוע את היקף החוב שייפרע ואת אופן הפירעון. פסיקת המשקמים כפופה להוראות החוק ולתקנותיו. כמו כן הוקמה מינהלה, המונה כיום 23 עובדים, והיא מהווה מסגרת מינהלית וארגונית לפעולת המשקמים.

עד לדצמבר 2006, הוסדרו במסגרת המינהלה חובות של כ-97 אחוזים מכלל האגודות ויחידות המשק שבטיפולה. לאור הסדרת חלק ניכר מהחובות ועקב החלטות מינהל מקרקעי ישראל ופסיקות בג"צ האחרונות בנוגע למימוש קרקעות במהלך השנים 2008-2009, תפעל הממשלה לסיום עבודת המינהלה. בשנת 2008 יוקצו לנושא כ-9 מיליון ש"ח.

החטיבה להתיישבות

החטיבה להתיישבות הוקמה בסוף שנות השישים על מנת לסייע לממשלה בעיבוד קרקעות ובפיתוח ההתיישבות באזורי יש"ע, בבקעה ובגולן, בדומה לסיוע שניתן בזמנו על ידי המחלקה לישראל של הסוכנות היהודית בשאר האזורים. החל משנת 2003, הורחבו, על פי החלטות ממשלה, אזורי הטיפול של החטיבה גם לאזורים נוספים.

במסגרת תקציב משרד החקלאות מתוקצבת החטיבה להתיישבות של ההסתדרות הציונית, העוסקת בפיתוח התיישבות חדשה. פעילותה של החטיבה מבוססת על הסכם המסגרת בין הממשלה להסתדרות הציונית העולמית משנת 2000. הסכם זה היווה את מסגרת פעילות החטיבה להתיישבות והגדיר את תחומי וכללי הפעולה של החטיבה ואת היחסים בינה ובין הממשלה. אולם בעקבות החלטת ממשלה מספר 2069 מ-22 ביולי 2007, הוחלט כי תוקם ועדת שרים להתיישבות שתתווה את המדיניות וכי השר הממונה על החטיבה להתיישבות יהיה שר החקלאות והוא זה שיאשר את תכנית העבודה שלה, יפקח על פעולותיה ויפעל מול שר האוצר לקביעת תקציבה.

המבנה הארגוני של החטיבה להתיישבות מבוסס על הפריסה הגיאוגרפית של האזורים שבתחום טיפולה. מרחב הצפון כולל את הגליל ואת הגולן, מרחב המרכז כולל את בקעת הירדן, מגילות, מטה בנימין, שומרון וגוש עציון ומרחב הדרום מכיל את דרום הר חברון ואת הנגב. את הפעילות של המחוזות מרכז מטה החטיבה, ובסה״כ מועסקים במסגרת החטיבה כ-63 עובדים.

בשנת 2005 פעלה החטיבה גם במסגרת יישום תכנית ההתנתקות, והיא ממשיכה לסייע לממשלה בנושאים שונים הכרוכים בתכנית, כגון הכשרת שטחים חקלאיים והכנת פתרונות דיור חלופי לתושבים המפונים מחבל עזה ומצפון השומרון.

דגשים לשנת 2008 בענפי החקלאות ובתקציב משרד החקלאות

- עידוד התחרות בשיווק תוצרת חקלאית צמחית – שיווק התוצרת החקלאית הטרייה בישראל מאופיין בפערים גבוהים בין התמורה שמקבל החקלאי עבור התוצרת ובין המחיר שהצרכן משלם עבורה. הדבר נובע מפער התיווך שגובים המשווקים הסיטונאים והקמעונאים. בחינת פערי התיווך בשיווק פירות וירקות מצביעה על כך שעיקר פער התיווך מקורו במקטע הקמעונאי, והוא נובע ככל הנראה מהריכוזיות הגוברת והולכת במקטע השיווק הקמעונאי של תוצרת חקלאית המושפעת מהתחזקותן של רשתות השיווק.

  כחלק מן ההתמודדות עם המצב המתואר לעיל, החליטה הממשלה במסגרת אישור התקציב לשנת 2008 לאשרר את החלטתה משנת 2006 לצמצם את הפטור מהסדר כובל לפי סעיף 3(4) לחוק ההגבלים העסקיים, כך שיחול רק על משווקים סיטונאים שאינם בעלי עניין במשווק קמעונאי, או שמשווק קמעונאי הוא בעל עניין בהם. זאת על מנת למנוע אפשרות שהפטור החקלאי יחול גם על משווקים קמעונאים.

- **משק החלב** – במהלך שנת 2007 מקדמת הממשלה תיקון של חוק תכנון משק החלב, באופן שיעגן במסגרת החוק את התכנון וההסדרה הקיימים בענף החלב. ענף החלב הוא ענף חקלאי רב חשיבות. היקף הייצור השנתי של החלב הגולמי בישראל בשנת 2005 מוערך בכ-1.9 מיליארד ש״ח בשער המשק. בשנת 2007 יוצרו בישראל כ-1,180 מיליון ליטרים של חלב. לענף החלב מאפיינים ייחודיים, כמו העובדה שחלב גולמי, המשמש לייצור מזון בסיסי, הוא מוצר מתכלה וכי קיימת תנודתיות קיצונית בייצור החלב בין עונות השנה. עקב מאפייניו אלה, יש הטוענים כי על ענף החלב להישאר מתוכנן על כלל היבטיו: ייצור על פי מכסות, מעורבות ממשלתית בוויסות כמויות חומרי הגלם ופיקוח על מחירים.

  כיום, מחיר המטרה, שהינו המחיר אשר המחלבות משלמות ליצרנים עבור ליטר חלב ואשר נקבע על בסיס עלויות הייצור לפי סקר רווחיות דו-שנתי המתבצע אצל מדגם מייצג של יצרנים, אינו בפיקוח. במסגרת הסדרת התכנון בענף החלב, יעגן החוק את הפיקוח על מחיר המטרה במסגרת חוק הפיקוח על מחירי מצרכים ושירותים. לעומת זאת, יופחת באופן הדרגתי היקף הפיקוח על מחירי מוצרי החלב לצרכן, כך שהוא יחול על מספר מצומצם של מוצרים המוגדרים בסיסיים.

- **עידוד ההתייעלות במשק הייצור והשיווק בענף ביצי מאכל** – שלוחת ביצי המאכל מנוהלת במסגרת מכסות ייצור פרטניות ומתאפיינת בריבוי יחידות ייצור קטנות ולא יעילות לצד מספר בודד של יחידות ייצור גדולות. ענף ההטלה מתאפיין ביתרונות משמעותיים לגודל במקטע הייצור, ולכן מספרן הרב של יחידות הייצור הקטנות גורם לפגיעה בציבור הצרכנים הנאלץ לשלם מחירים גבוהים לתוצרת. זאת ועוד, ייצור ביצי המאכל בישראל נעשה בתנאים

סביבתיים לקויים, באיסוף מאוחר של ביצים וכן באחסון הביצים באופן לא מבוקר. מצב זה עלול להוות קרקע פורייה להתפרצות מחלות, כגון שפעת העופות ומחלת ה"ניוקאסל".

על מנת לשנות את התנאים התברואתיים בלולי ההטלה, לשפר את איכות הביצים המגיעות לצרכן ולהוריד את המחיר לביצה, אישרה הממשלה בהחלטה מספר 1855 מיום 24 ביוני 2007, תכנית לעידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל. התכנית כוללת מתן מענקי השקעות הון בסך 260 מיליון ש"ח ו-40 מיליון ש"ח לשם מימון הפעולות הנדרשות להכשרת הקרקע ולביצוע התשתיות באתרים אליהם יועתקו הלולים.

- **הקמת ועדת שרים לענייני התיישבות כפרית וחקלאית והכפפת החטיבה להתיישבות של ההסתדרות הציונית לשר החקלאות ופיתוח הכפר** – ב-22 ביולי 2007 קיבלה הממשלה החלטה מספר 2069, לפיה תוקם ועדת שרים לענייני התיישבות כפרית וחקלאית אשר תתווה מדיניות ברורה לפיתוח ההתיישבות הכפרית החקלאית בישראל. החלטת הממשלה מתייחסת גם למעמדה של החטיבה להתיישבות של ההסתדרות הציונית העולמית. החלטת הממשלה קבעה כי החטיבה להתיישבות תהווה גוף ביצועי חיצוני שיופעל בהתאם להחלטות פרטניות של הממשלה בתחום ההתיישבות. עוד קבעה הממשלה ששר החקלאות ופיתוח הכפר יהיה השר הממונה על החטיבה להתיישבות. סמכויות השר כוללות, בין השאר, את התאמת הפעולות של החטיבה להחלטות הממשלה וועדת השרים לענייני התיישבות, אישור תוכניותיה ופיקוח על פעילותה.

- **אימוץ תקינה חקלאית לתוצרת חקלאית טרייה** – כיום שיווק התוצרת החקלאית הטריה בישראל אינו נעשה תוך הפרדת התוצרת, על סוגיה השונים, לפי איכויותיה ומאפיינים אחרים, כפי שנעשה במרבית מדינות העולם המערבי. התוצרת החקלאית הטריה המיוצאת מישראל כפופה לכללים קפדניים של בטיחות ואיכות המזון בתהליך הגידול, האריזה והשיווק. לא כך הדבר לגבי תוצרת הנמכרת בשוק המקומי. עובדה זו פוגעת בצרכנים הנאלצים לשלם מחיר אחיד על תוצרת שאינה הומוגנית מבחינת איכותה. כמו כן, המצב הקיים אינו מאפשר קבלת תגמול הולם עבור איכות, ומבטל, הלכה למעשה, כל תמריץ לשיפור איכות התוצרת הנמכרת לשוק המקומי.

ביום 1 באוגוסט 2007 אישר הקבינט החברתי-כלכלי לקבוע בחוק אמות מידה מחייבות לעניין גידול, ייצור, טיפול ושיווק תוצרת חקלאית בהתאם לסטנדרטים של איכות, גודל, משקל, בטיחות או כל מאפיין אחר, כך ששיווק תוצרת חקלאית לפי תקני איכות יבטיח לצרכנים מחירים המשתנים בהתאם לאיכות התוצרת.

משק המים

הצעת התקציב של משק המים לשנת 2008 מסתכמת בכ-1,062 מיליון ש"ח בהוצאה, כ-1,176 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-1,067 מליון ש"ח בהרשאה להתחייב.

התקציב הרגיל של הרשות הממשלתית למים ולביוב (סעיף 41) הוא כ-105,968 מיליון ש"ח בהוצאה.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בכ-648 מיליון ש"ח בהוצאה וכ-1,167 מיליון ש"ח בהרשאה להתחייב, ותקציב התמיכות במחירי המים (סעיף 32) מסתכם בכ-307 מיליון ש"ח בהוצאה וכ-1,167 בהרשאה להתחייב.

נושאים מרכזיים במשק המים

ביסוס פעילותה של רשות המים

במסגרת חוק המדיניות הכלכלית לשנת 2006, התקבלה בכנסת הצעת חוק בדבר הקמת רשות מים. מטרת הקמת הרשות, שהחלה לפעול ביום 1 בינואר 2007, הינה ריכוז הסמכויות הניהוליות והרגולטוריות המצויות בידי גופים רבים אצל גורם ממשלתי יחיד שבידו הכלים לנהל את משק המים בישראל, להסדירו ולפקח עליו בצורה מקצועית ויעילה. במסגרת זו הועברו לרשות המים גם הסמכויות שניתנו בחקיקה לרשות לשירותים ציבוריים, מים וביוב. לפיכך, יעד מרכזי למשק המים בשנת 2008, הנו התאמת היכולת הארגונית של רשות המים לסמכויות שהוענקו לה מתוקף מעמדה כגורם מסדיר מרכזי במשק המים תוך גיבוש ראייה רוחבית וארוכת טווח לניהול משק המים.

השלמת הרפורמה במשק המים והביוב העירוני

משק המים והביוב העירוני עוסק בפעילות כלכלית ובאספקת שירותים בהיקף שנתי של למעלה מ-4 מיליארד ש"ח. ביום 17 ביולי 2001, נחקק חוק תאגידי מים וביוב התשס"א-2001. תכלית החוק הינה להפריד את פעילות המים והביוב מהפעילות המוניציפאלית האחרת של הרשויות המקומיות באמצעות הפעלת משק המים והביוב ברשות המקומית על ידי תאגיד נפרד המנוהל באופן עצמאי על פי קריטריונים מקצועיים ועסקיים. בהתאם להוראות החוק, כל הרשויות המקומיות נדרשות להפעיל את משק המים והביוב שלהן באמצעות תאגיד, לא יאוחר מחודש פברואר 2008.

מטרותיו המוגדרות של החוק הן:

- להבטיח רמת שירות, איכות ואמינות נאותים, במחירים סבירים ובלא הפליה בתחום שירותי המים והביוב
- להבטיח ייעוד הכנסות ממתן שירותי אספקת מים וביוב לצורך השקעות במערכות המים והביוב, הפעלתן ומתן השירותים
- לאפשר גיוס הון להשקעות במשק המים והביוב ולשתף משקיעים פרטיים בבעלות ובחלוקת הרווחים
- להביא לניהול עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות
- לעודד חיסכון במים ובמשאבים אחרים, שמירה על מקורות המים, בריאות הציבור, איכות הסביבה וערכי טבע ונוף ומניעת זיהום הים והנחלים, ככל שהדברים נובעים ממשק המים והביוב
- לעודד תחרות במתן שירותים הקשורים במשק המים והביוב.

עד תחילת שנת 2007, הוקמו תאגידי מים וביוב המעניקים שירותי מים וביוב על בסיס כלכלי ותוך חובת שירות איכותי לצרכן עבור למעלה מ-1.6 מיליון תושבים. עד ל-1 בפברואר 2008, צפויים לקום מספר רב של תאגידי מים וביוב נוספים, והם יביאו לכך שלמעלה מ-40 אחוזים מתושבי המדינה (לפי נתוני משרד הפנים), יקבלו שירותי מים וביוב מתקדמים בהתאם לעקרונות החוק.



אספקת שירותי מים וביוב לתושבים
תאגידים קיימים
21%
מחלקות עירוניות
58%
תאגידים בהקמה 2007
16%
פרויקט הקמת תאגידים במגזר הלא יהודי
5%
מקור: נתוני משרד הפנים

יישום מלא של החוק יביא יתרונות רבים לצרכנים ולכלל המשק, בין השאר בהיבטים של ניהול עסקי מקצועי ויעיל של משק המים והביוב העירוני; ייעוד ההכנסות ממתן שירותי מים וביוב לצורך השקעתם בשדרוג המערכות ובשיפור איכות השירות; גיוס עצמאי של הון להשקעות ללא תלות במקורות ממשלתיים ומוניציפאליים; ועידוד התחרות בתחום השירותים הקשורים במשק המים העירוני.

בהתאם להחלטת ממשלה מספר 218 מיום 12 באוגוסט 2007, ולאור המועד שנקבע בחוק להשלמת הרפורמה, רשויות מקומיות שיקימו תאגידי מים וביוב בהתאם להוראות החוק עד ליום 1 בפברואר 2008, יזכו למענקי מדינה בהיקף של מאות ש"ח לתושב. המענקים יחולקו בין שימושי פיתוח הרשות המקומית לבין תאגיד המים והביוב, בהתאם לכללי הקצאה ולמאפייני התאגידים שיוקמו.

המשך הסדרה כלכלית של משק המים

בהתאם להחלטת ממשלה מספר 2181 מיום 12 באוגוסט 2007, ובכפוף לאישור החקיקה בכנסת, יתוקן חוק המים כך שמועצת רשות המים תוסמך לקבוע ולאכוף כללים אשר יחולו על ספקי מים מפוקחים בכל הנוגע לשירות אספקת המים באמינות, בזמינות, ביעילות ותוך מזעור עלויות ועידוד התחרות במשק המים. בהמשך לתיקון החקיקה כאמור, יושלם, במסגרת רשות המים, גיבוש מודל להסדרה כלכלית ולפיקוח על ספקי המים, לרבות קביעת תעריפי מים והיטלי הפקה לכל השימושים. יישומו של המודל יחל בשנת 2009. המודל יופעל בפרט ביחס לפיקוח על עלויות חברת מקורות ולקביעת תעריפי המים אותם היא מספקת לצרכניה.
בנוסף, בהתאם למסמך העקרונות צפויה להתבצע התאמת תעריפי המים, כך שסך העלויות המוכרות לחברת מקורות עבור ההפקה והאספקה של המים וכן התשלום עבור רכישת מי ים מותפלים המבוצע על ידי המדינה, יכוסו באמצעות התעריפים אותם ישלמו הצרכנים לחברה.

פיתוח מקורות המים

הרחבת היצע מקורות המים תיעשה, בין היתר, באמצעות פיתוח מפעלי המים להשבת קולחין הממירים שימוש במים שפירים (בחקלאות, בתעשייה ובמגזר העירוני), טיוב בארות שנפסלו מלשמש למי שתייה, התפלת מים מליחים והתפלת מי ים בהתאם להחלטות מועצת רשות המים.

השבת קולחין לחקלאות, לתעשייה ולשימושים עירוניים – ההשקעה הממשלתית המצטברת משנת 2000 ועד היום בתחום זה עומדת על כ-1.2 מיליארד ש"ח. רוב המשאבים הושקעו בסיוע לגורמים פרטיים בהקמת מפעלי השבת קולחין. היזמים מקבלים סיוע להקמת מפעלי השבת קולחין לחקלאות באמצעות מענק חד פעמי בשיעור של 60 אחוזים מהיקף ההשקעה. המענק נועד לסייע ליזמים להקים את המפעלים באופן שעלות המים במפעל לא תעלה על תעריף מי הקולחין המסופקים על ידי חברת מקורות.

בנוסף, ביום 9 באוגוסט 2005 התקבלה החלטת ממשלה בדבר שדרוג איכות מי הקולחין לאיכות השקיה ללא מגבלות ולהזרמה בנחלים בהתאם לתקני האיכות שגובשו על ידי ועדת ענבר. נושא חלוקת הנטל הובא אף הוא בפני הממשלה והוחלט כי צרכן הקולחין ישלם 15 אג׳ נוספות לכל מ״ק במוצא מכון טיהור השפכים. בעשור האחרון, למעלה מ-

300 מיליון מ״ק מים שפירים לשימושים חקלאיים הוחלפו במים נחותים, וזאת הודות להשקעות משמעותיות שנעשו בתמיכה ממשלתית.

התפלת מי ים – החלטת מועצת רשות המים מיום 21 ביוני 2007, אשר אומצה על ידי הממשלה במסגרת החלטה מספר 1882 ביום 1 ביולי 2007, קבעה כי ההיקף הכולל של מי הים המותפלים יעמוד על 505 מליון מ״ק בשנה. בהתאם להחלטות המועצה והממשלה האמורות, מלוא עלות ההתפלה תתבטא במחירי המים, זאת בכפוף להחלטת ממשלה מספר 887 מיום 17 בדצמבר 2006, לעניין הסדר קביעת תעריפי המים לשימוש חקלאי. יצוין בהקשר זה כי בהתאם להחלטת ממשלה מספר 2184 מיום 12 באוגוסט 2007, הממשלה לא תתחייב עוד לתשלום מתקציב המדינה עבור רכישת מים מותפלים, ותיבחן האפשרות שהרחבת היצע מי הים המותפלים תיעשה גם באמצעות קשר ישיר בין מפעיל מִתקן ההתפלה לצרכני המים תוך שימוש יעיל בתשתיות משק המים.

התפלת מים מליחים – התפלת מים מליחים תביא להרחבת היצע המים באמצעות גורמים פרטיים ובמקרים מיוחדים גם על ידי חברת מקורות. בשנת 2008 תרכוש החברה מים מליחים מותפלים בהיקף של כ-15 מלמ״ק ממתקנים שהוקמו על ידי יזמים פרטיים במעגן מיכאל, נווה ים וחוף הכרמל.

טיוב בארות שנפסלו מלשמש למי שתייה – תכנית המענקים ליזמים ולרשויות מקומיות שיטייבו בארות שנפסלו מלשמש למי שתייה, נועדה בעיקרה להביא לשלילת מלחים, חנקות ומזהמים אחרים ממקורות המים ולהגברת אמינות האספקה.

חיבור מפיקי מים פרטיים לרשת המים הארצית – חיבור מפיקי המים הפרטיים נועד להגביר את אמינות האספקה תוך ניצול יעיל יותר של כלי הפקה קיימים, עידוד התחרות במשק המים ומזעור עלויות אספקת המים.

תפיסת שיטפונות והחדרתם – רשות המים מעודדת מיזמים לתפיסת שיטפונות והחדרתם לאקוויפר. הפוטנציאל לתוספת מים ממימוש פעולות אלו מוערך ב-5 מלמ״ק לשנה בעלות של כ 1.4- ש״ח/מ״ק.

ויסות הביקושים למים

חיסכון במים במגזר הביתי והתעשייתי – במטרה להביא לייעול הצריכה במים במגזר הביתי ובתעשייה, החליטה הממשלה להתקשר עם יזמים פרטיים לביצוע מיזם לחיסכון במים במגזר הביתי. היזמים יתוגמלו לפי שיעור החיסכון שיושג. החל משנת 2007, יזמים פרטיים פועלים במסגרת זו.

הרפורמה במחירי המים לחקלאות – ביום 15 בנובמבר 2006, נחתם מסמך עקרונות בין מדינת ישראל לבין התאחדות חקלאיי ישראל, לפיו תעריפי המים לצריכה חקלאית ייקבעו על בסיס עלות אספקת המים הממוצעת של חברת מקורות, לרבות עלות קליטת מי ים מותפלים, זאת בהתאם לתוצאות בדיקה משותפת של העלויות האמורות ובהתבסס על מתווה רב שנתי להתאמה מדורגת של תעריפי המים לעלות כאמור. התמורה מייקור המים כאמור, תוחזר לחקלאים לצורך השקעות בתחום ייעול השימוש במים במשך חמש שנים, לכל התייקרות, וזאת עד שהתעריף יגיע לעלות הממוצעת של

הפקת ואספקת המים של חברת "מקורות" בו ישאו החקלאים בסופו של התהליך. יישומה של הרפורמה צפוי להביא לייעול משמעותי בשימוש במים שפירים, עד כדי חיסכון מרבי בשימוש במים אלו להשקייה חקלאית.

הקמת תשתיות לטיפול בשפכים

בשנת 2008 יימשך הסיוע מתקציב המדינה בהקמת פרויקטים להולכה ולטיפול בשפכים כגון מכוני טיהור, מערכות אזוריות ומערכות פנימיות. אולם, בהתאם להחלטת ממשלה מספר 2185 סיוע, כאמור, יינתן באמצעות העמדת קרן למתן אשראי באמצעות גורמי מימון, ופיקדון ממשלתי שיועמד כבטוחה למתן ההלוואות. הסיוע יינתן לזכאים בהתאם למודל כלכלי שיאפשר מתן מענקים בהיקף של עד 30 אחוזים מגובה ההשקעה, לזכאים. על פי החלטות ממשלה, יינתנו גם בשנת 2008, הלוואות ומענקים בגובה של עד 50 אחוזים מהיקף ההשקעה לפיתוח תשתיות הביוב ביישובי הצפון, ביישובי המגזר הלא יהודי וביישובי הטיפול הנקודתי.

הסכם התחשבנות והסדרה מבנית של קבוצת מקורות

מקורות חברת המים בע"מ היא אחת מחברות התשתית הגדולות בארץ. הסכם העלויות, המסדיר את פעילותה של החברה במשק המים עד להפעלת מודל פיקוח על ספקי מים כאמור לעיל, שנחתם ביום 29 באוגוסט 2007, מעגן את מחויבות החברה לביצוע שינוי מבני בהתאם להחלטת ממשלה מספר 2318 מיום 26 באוגוסט, לפיו תוקמנה שתי חברות בנות לחברת מקורות חברת המים בע"מ: חברת הייזום והפיתוח וחברת הביצוע. בנוסף, תוקם חברת המוביל הארצי אשר תהיה בבעלות ממשלתית מלאה ואשר תרכז בתוכה את נכסי המוביל הארצי ונכסים ביו"ש שהוקמו במימון המדינה. חברת המוביל הארצי תרכוש מחברת מקורות המים בע"מ עבור תפעול המוביל הארצי שירותי ניהול, תפעול, פיתוח ואחזקה כל עוד חברת מקורות המים בע"מ משמשת כרשות מים ארצית. בנוסף לשינוי המבני, בוצעה במסגרת הסכם העלויות התאמה של בסיסי עלויות החברה וסוכמה התחייבות החברה לסוגיות האחריות ורמת השירות בכל הכרוך באספקת המים.

תמיכות שונות

הצעת תקציב התמיכות השונות לשנת 2008 (סעיף 32) מסתכמת בכ-3,527 מיליון ש"ח נטו. מזה, כ-2,513 מיליון ש"ח תמיכות בתחבורה, כ-308 מיליון ש"ח תמיכות במחירי מים, כ-418.2 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות, כ-171.7 מיליון ש"ח לתמיכות בתאגידים ציבוריים וכ-116.8 מיליון ש"ח עבור הוצאות משק הדלק.

תמיכות בתחבורה

ההצעה לתמיכה התקציבית בתחום התחבורה בשנת 2008 מסתכמת בכ-2,513 מיליון ש"ח. תמיכה זו מיועדת לתחבורה הציבורית (אוטובוסים), לתמיכה ברכבת ולתמיכות שונות.

התמיכה בתחבורה הציבורית

אוטובוסים – 2,170 מיליון ש"ח מיועדים לתחומים הבאים: 1,769 מיליון ש"ח סובסידיה ישירה להורדת תעריף הנסיעה לנוסע, מתוכם סכום של כ-975 מיליון ש"ח סובסידיה תפעולית; כ-195 מיליון ש"ח סובסידיה ייעודית לנוער; כ- 46 מיליון ש"ח לאוכלוסיות זכאיות שונות; כ-225 מיליון ש"ח למימון הנחות לאזרחים ותיקים; כ-222 מיליון ש"ח לתמיכה באמצעי כרטוס לנוסעים מתמידים; וכן כ-404 מיליון ש"ח המיועדים לתמיכה ברכישת אוטובוסים בתחבורה הציבורית.

רכבת – 315 מיליון ש"ח מיועדים לסובסידיה שוטפת לחברת רכבת ישראל, המכסה על הפער בין הוצאות תפעול הרכבת לבין הכנסותיה מנוסעים.

תמיכות שונות – כ-60 מיליון ש"ח מיועדים לתמיכה בספנות הישראלית על פי החלטת הממשלה וכן לרשות שדות התעופה לצורך מימון הגירעון השוטף במסופי הגבול היבשתיים בין ישראל לירדן ובין ישראל למצרים ובמסוף המעבר היבשתי קרני.

תמיכות במחירי המים

הצעת תקציב התמיכות במים לשנת 2008 מסתכמת בכ-664 מיליון ש"ח.

בשנת 2007, מדינת ישראל צפויה לרכוש כ-135 מלמ"ש מים מותפלים מגורמים פרטיים. את עיקר הכמות יספק המתקן להתפלת מי ים באשקלון, שצפוי לעבוד בתפוקה מלאה ולספק 100 מלמ"ש מי ים מותפלים בשנה זו. לפיכך, חלק ניכר מהתקציב מיועד לרכישת מים מותפלים. חלק נוסף מהתקציב משמש לתמיכה בספקי מים ובעיקר בחברת מקורות, ספקית המים הגדולה במדינה, המספקת כשני שלישים מצריכת המים בישראל. תעריפי המים שחברת מקורות מספקת

לצרכניה לשימוש חקלאי נקבעים כיום על ידי שר החקלאות, בהסכמת שר האוצר ובאישור ועדת הכספים של הכנסת. התעריפים הקיימים אינם מכסים את העלות הריאלית של הפקת המים ואספקתם, ולכן יש להעביר לחברת מקורות סובסידיה שנתית לכיסוי הוצאותיה.

הסובסידיה לחברת מקורות נגזרת מהסכם התחשבנות בין הממשלה לחברה, בגין כלל הוצאותיה של החברה, ובכלל זה העלויות ההוניות והיטלי ההפקה. הסכם זה מתבסס על עלויות נורמטיביות מוסכמות, שאת הפער בינן לבין הכנסות החברה ממכירת מים, הסובסידיה מכסה מתקציב המדינה. העלויות הנורמטיביות מופחתות במקדם התייעלות שנתי. הסכם זה מאפשר לחברת מקורות לפעול על בסיס עסקי ולהשקיע בחידוש נכסיה ובהקמת מפעלי מים.
קיימת חשיבות רבה להעלאת תעריפי המים עד לעלותם הריאלית, על מנת להשיג הקצאה יעילה של מים וכדי למנוע הקמתם של מפעלי מים בלתי כדאיים. לפיכך, משרדי הממשלה הרלוונטיים והתאחדות חקלאיי ישראל חתמו על מסמך עקרונות שעיקרו העברת תמורות מייקור המים ומהיטלי ההפקה בשנת 2005, לחקלאים לשם ביצוע השקעות בתחום ייעול השימוש במים. במסמך העקרונות נחתם גם הסדר עתידי, לפיו התעריף יוסיף להתעדכן עד שיגיע לעלות הממוצעת של הפקה ואספקת המים של חברת מקורות. התמורות מכל ייקור תעריפים נוסף יועברו לחקלאים באופן דומה.

תמיכות בייצור החקלאי

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בעיקרה בתשלומי סובסידיה לייצור ביצים ופטם, על פי חוק הגליל ובהשתתפות הממשלה בביטוח מפני נזקי טבע ואסונות טבע. בנוסף ניתנת תמיכה לנושאים שונים, כגון: תמיכה בענפים שיש להם תרומה לשמירה על קרקעות; תמיכה במוצרים ציבוריים כגון הדברות; וכן בתמיכה בחקלאות בשנת השמיטה תשס"ח. בנוסף ניתנת תמיכה לנושאים שונים, כגון: תמיכה בענפים שיש להם תרומה לשמירה על קרקעות; תמיכה בייצוא חקלאי; פיצויים בגין השמדות על פי פקודת מחלות בעלי חיים; וסיוע נקודתי לענפים הנקלעים למשבר בהתאם לסדרי העדיפויות של הממשלה.
עיקרי התמיכה בסעיף זה הם:

- **סובסידיית חוק הגליל** – על פי חוק הגליל, התשמ"ח-1988, הממשלה תומכת באופן ישיר בחקלאיי הגליל העוסקים בייצור ביצים ופטם. התמיכה ניתנת כשיעור מעלות מוכרת לייצור. היקף התמיכה לשנת 2008 עומד על כ-79 מיליון ש"ח. החלטת הממשלה שהתקבלה לאחרונה בנושא תכנית התייעלות בענף ביצי המאכל מגלמת בתוכה החלטה על צמצום בשיעורי הסובסידיות הנ"ל.
- **תמיכה במוצרים ציבוריים** – תמיכה זו משקפת את השתתפות המדינה במימון פעילות המחייבת התערבות גוף מרכזי, ויש לה השפעות חיצוניות חיוביות. התמיכה משמשת בעיקר למימון פעילות הדברה נגד מזיקים שונים ולפעילויות שונות התורמות לשמירה על איכות הסביבה. היקף התמיכה נקבע במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

- **סבסוד פרמיות ביטוח מפני סיכוני טבע** – מעורבות הממשלה בתחום סיכוני הטבע בחקלאות נעשית בשלושה רבדים, כמפורט להלן:

  בגין **נזקי טבע**, הממשלה משתתפת בפרמיית הביטוח שמשלמים החקלאים למבטחים. כ-90 אחוזים מהביטוח החקלאי כנגד נזקי טבע נעשה באמצעות הקרן לביטוח מפני נזקי טבע בע״מ (״קנט״), שהיא חברה ממשלתית הנמצאת בבעלות הממשלה והחקלאים. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2008 ב-38 מיליון ש״ח, המהווים לפי הערכה כ-30 אחוזים מסך הפרמיות.

  בגין **אסונות טבע, למעט נזקים לתשתיות לחקלאות**, הממשלה משתתפת כיום בפרמיית הביטוח שמשלמים החקלאים בשיעור של 80 אחוזים. לצורך הבטחת אספקת הביטוח לחקלאים מפני נזקים, מתקשרת כיום הממשלה עם קרן ״קנט״. ההתקשרות היא בתוקף עד לסוף שנת 2006, ובימים אלה הממשלה בוחנת את האפשרות לבצע הליך תחרותי לבחירת מבטח כאמור, החל משנת 2007. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2008 בכ-46 מיליון ש״ח.

  בגין **נזקים לתשתיות חקלאיות בלבד כתוצאה מאסון טבע**, באה מעורבות הממשלה לידי ביטוי באמצעות חוק פיצוי נפגעי אסון טבע, התשמ״ט-1989 (להלן - החוק). החוק מאפשר לממשלה להכריז על אירוע חריג כעל אסון טבע, ולפצות את החקלאים בהתאם לקריטריונים שונים הקבועים בו.

  יצוין כי במסגרת חוק המדיניות הכלכלית לשנת 2006, תוקן החוק באופן שיחול רק על נכסים שאינם ברי ביטוח, קרי תשתיות לחקלאות בלבד. כמו כן, תיקון החוק מייעל את מנגנון ההכרזה על אסון טבע ומסדיר את אופן מתן הפיצויים המשולמים לחקלאים בהתאם לחוק. במקביל לתיקון החוק, הממשלה פועלת להרחבת ההסדר לביטוח אסונות טבע, כפי שקיים כיום בענפי הפירות וההדרים, לכלל ענפי החקלאות אשר החוק אינו חל עליהם עוד.

- **תמיכות בייצוא החקלאי** – הממשלה משתתפת בסבסוד של פעילות קידום מכירות המתבצעת על ידי היצואנים בשווקים בחו״ל וכן בסיוע במשברי מחיר נקודתיים וזמניים. היקף התמיכה נקבע, במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד. בנוסף, הממשלה משתתפת בפעילויות שונות לקידום הייצוא, כגון סבסוד מחקרים והשקעות הון המיועדים להגדלת הייצוא.

- **תמיכות שונות לייצור חקלאי מקומי** – תקצוב תמיכות ומתן פיצויים המתחייבים על פי החוק וכן סיוע בזמני משבר ותמיכה בענפים חקלאיים שונים. התמיכות הללו, שאינן ניתנות מכוח חוק או במסגרת הסכמים רב שנתיים, נקבעות במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

- **תמיכה במרכזי מחקר ופיתוח בפריפריה** – תמיכה למרכזי מחקר ופיתוח חקלאיים באזורי הפריפריה ניתנת מתוך הכרה בחשיבותם לפיתוח החקלאות, לשמירה על כושר התחרות ולמציאת פתרונות מותאמים לצורכי האזור וכן מתוך הכרה בסיועם לפרנסת החקלאים תוך ניצול היתרונות היחסיים בכל אזור. התמיכה הממשלתית מיועדת לקיום התשתית וסגל הקבע המינימאלי, ולבחינה ראשונית ומקדמית של נושאים לקראת הגשת תכניות מחקר מקיפות ולמימון מחקרים ציבוריים.

תמיכות אחרות

שני נושאים נוספים המתוקצבים במסגרת סעיף זה הם:

- **אחזקת מלאי חירום** – מדינת ישראל מחזיקה, משיקולים בטחוניים, מלאי חירום של גרעיני חיטה למאכל אדם, מספוא למאכל בהמות, מוצרי מזון בסיסים ובשר קפוא. המלאי מוחזק בידי קבלנים פרטיים והתקציב משמש לכיסוי הוצאותיהם (עלויות מימון, אחסון, ניהול וריענון המלאי). התקציב לאחזקת המלאים השונים בשנת 2008 מסתכם בכ-72.4 מיליון ש"ח.
- **שיפוי יצואנים** – למדינת ישראל הסכמי סחר עם מספר רב של מדינות בעולם. מסיבות פוליטיות, החליטו מדינות האיחוד האירופאי בשנים האחרונות לא להכיר בתוצרת המיוצרת מעבר לקו הירוק כתוצרת ישראלית המזכה את המגדלים בהפחתת מכסים לפי ההסכם של ישראל עם האיחוד האירופאי. מסיבה זו ממשלת ישראל משפה את החקלאים והתעשיינים על אובדן ההכנסה הנובע מכך. סכום זה יסתכם בשנת 2008 ב-22.7 מיליון ש"ח.

תמיכות במוצרים ציבוריים

סעיף זה נועד לסייע לגופים שונים המספקים מוצרים בעלי אופי ציבורי. מרבית התקציב בשנת 2008 בסעיף זה מיועד לסיוע לחברת הדואר. תקציב זה מועבר במסגרת יישום הרפורמה בענף, שתכליתה הגברת התחרות בתחום הדואר, תאגוד רשות הדואר בצורה של חברה ממשלתית, שמירת יציבותה הפיננסית של החברה והבטחת יכולתה להמשיך ולספק סל שירותים אוניברסלי (בכל הארץ). הסיוע יינתן לחברת הדואר כנגד ביצוע תהליכי התייעלות וכנגד כיסוי הגירעון האקטוארי של חברת הדואר לעובדי ולגמלאי הדואר.

בהמשך לאמור לעיל, מתוכננים בשנת 2008 ואילך שני מהלכים מרכזיים בחברת הדואר:

- הרחבת פעילות בנק הדואר הפועל כחברה בת של חברת הדואר. במסגרת זו מתוכנן לאפשר לחברת בנק הדואר להרחיב את שירותיה הכספיים, ובהמשך הדרך, בכפוף להסכמת הגורמים הנוגעים בדבר – להפוך את חברת בנק הדואר לתאגיד בנקאי מלא על כל המשתמע מכך. תהליך זה יחייב שינוי מבני עמוק בחברת בנק הדואר, הפועלת כיום בצורה מצומצמת ביותר.

  תהליך זה של הרחבת השירותים הכספיים הניתנים על ידי בנק הדואר צפוי ליצור יתרונות הן לחברת הדואר אשר תרחיב באופן משמעותי את פעילותה, והן להגברת התחרות בתחום הבנקאות.
- בהמשך להחלטת הממשלה מספר 438 מ-12 בספטמבר 2006, קידום המהלך של הפרטת חברת הדואר נעשה בשני שלבים: בשלב הראשון הנפקת מניות חברת הדואר בבורסה לניירות ערך בתל-אביב, באופן שהשליטה בחברה תישאר בידי המדינה. בשלב השני מכירת השליטה בחברה בדרך של מכירה פרטית למשקיע אסטרטגי.

הוצאות משק הדלק

תקציב הוצאות משק הדלק נועד לצורך הבטחת אספקה סדירה של מוצרי דלק בשעת חירום, הן למשק הצבאי והן למשק האזרחי.

מדינת ישראל, אשר חסרה במקורות עצמיים של אנרגיה ראשונית, נאלצת לייבא את כל הנפט הגולמי ממקורות בחו"ל. הנפט הגולמי מובל למדינת ישראל באמצעות אניות דלק, רובן ככולן בבעלות זרה, ומועבר לבתי הזיקוק לצורך המרתו לתזקיקי דלק. בנוסף לתזקיקים המיוצרים על ידי בתי הזיקוק, נצרכים במדינת ישראל גם תזקיקים שמקורם בייבוא.

הנחת היסוד העומדת מאחורי הצורך בהחזקת מלאי דלק לשעת חירום היא שבשעת חירום תיתכן אי סדירות בהגעת אניות זרות המובילות נפט גולמי או תזקיקים לחופי ישראל. התממשותו של תרחיש זה, כמו גם של תרחיש פגיעה בבתי הזיקוק עשויה להביא למחסור במוצרי דלק במשק.

מלאי הדלק לשעת חירום נחלק לשני סוגים: מלאי עבור המשק האזרחי ומלאי עבור המשק הצבאי. רמת המלאי הכוללת נקבעה במסגרת ועדה ציבורית בהתאם לתרחישי צריכה שונים. היקף המלאי הנדרש אמור להיגזר מהפער בין השימושים הצפויים בתרחישים השונים בחירום לבין המלאי התפעולי והיקף הייצור והייבוא בשעת חירום.

מלאי החירום הצבאי מוחזק כיום במימון המדינה על ידי חברות הדלק במתקני האחסון של חברות התשתית: תשתיות נפט ואנרגיה (תש"ן) ופי גלילות. ההתחשבנות בגין החזקת המלאי מבוצעת בהתאם לצו הפיקוח על מצרכים ושירותים (הסדרים במשק הדלק), התשמ"ח-1988. מלאי החירום האזרחי מוחזק כיום על ידי חברת בתי הזיקוק לנפט וחברת תשתיות נפט ואנרגיה (תש"ן) בהתאם להסכמים שחתמה המדינה עמן.

במהלך שנת 2007 הושלמה תפיסת ניהול כוללת לגבי מלאי החירום של דלקים, אשר במסגרתה, בין היתר, תועבר האחריות לניהול מלאי החירום המשמש לצורכי לחימה לצה"ל. כמו כן הוחלט על עדכון רמות המלאי ועל בחינה מחודשת של מאפייני החזקת מלאי החירום של דלקים במשק, בכל הנוגע לכמויות המלאי המוחזקות ופרישתן הגיאוגרפית בהתאם לתרחישים עדכניים.

העלויות העיקריות של החזקת המלאי נחלקות לשלוש: מימון רכישת המלאי, עלויות האחסון של המלאי וביטוח המלאי. כמו כן קיימות עלויות נוספות בכל הקשור להחזקת ציוד חירום, ביצוע בקרה על כמויות ואיכויות של המלאי וריענון שוטף שלו.

בשנת 2008 יעמוד תקציב הוצאות משק הדלק על כ-117 מיליון ש"ח.

משרד התיירות

הצעת התקציב הרגיל של משרד התיירות לשנת 2008 (סעיפים 37 ו-78) מסתכמת בכ-253 מיליון ש"ח בהוצאה, 8 מיליון ש"ח בהוצאה מותנית בהכנסה ו-167 מיליון ש"ח בהרשאה להתחייב.

הצעת תקציב הפיתוח של משרד התיירות לשנת 2008 מסתכמת בכ-183 מיליון ש"ח בהוצאה, ובכ-65 מיליון ש"ח בהרשאה להתחייב.

במהלך השנים 2005-2003 חלה התאוששות בתיירות לישראל, לאחר המשבר בענף בשנים 2002-2001, בהן עמד מספר כניסות התיירים על 1 מיליון ו-1.5 מיליון בהתאמה. התעוררות תנועת התיירות ניכרה גם בחודשים הראשונים של שנת 2006 ובקצב שנתי הייתה צפויה לעמוד על כ-2.4 מיליון תיירים, גידול של 23 אחוזים בהשוואה לשנת 2005. אולם, האירועים הביטחוניים בצפון גרמו לשינוי משמעותי בתנועת התיירות הנכנסת, כך שבשנת 2006 הסתכמה תנועה זו בכ-1.83 מיליון תיירים. במהלך שנת 2007 חלה התאוששות בענף ומספר הכניסות בשנה זו צפוי לעמוד על כ-2.1 מיליון תיירים.

יעדי משרד התיירות

תחום השיווק – המשרד ימשיך לקיים פעילות שיווקית במגזרים רחבים, לצד התמקדות באוכלוסיות יעד המזדהות עם ישראל. השיווק יתמקד בעיקר במדינות המהוות את ליבת ההתעניינות למוצר התיירותי הישראלי בהתאם לתוצאות חקר בנושא זה שנערך על ידי חברת E&Y. היקף תקציב השיווק לשנת 2008 יעמוד על כ-178 מיליון ש"ח.

תחום שיפור המוצר התיירותי – המשרד יפעל לשיפור האטרקטיביות של המוצר התיירותי הישראלי על ידי עידוד התחרות בתחום התעופה ובאמצעות הוזלת מחירי הטיסות לישראל וממנה.

תחום השקעות ההון – פעילותו של המשרד בתחום זה תתבצע על ידי הקצאה תחרותית בהיקף של 100 מיליון ש"ח לסבסוד ההשקעות באופן יעיל ושוויוני.

תקציב פיתוח תשתיות תיירותיות – בתחום זה יתמקד המשרד בשדרוג ובפיתוח תשתיות המשמשות את התיירים בערי התיירות, זאת במטרה לאפשר את מימוש הפוטנציאל התיירותי הטמון בהן.

הגנות ים המלח – בהתאם להחלטת ועדת שרים לענייני חברה וכלכלה מספר חכ/108 מיום 29 ביולי 2004, מקדם המשרד את פתרון הקבע להגנות החופים בים המלח. המשרד מבצע את בדיקות ההיתכנות הנדרשות למימוש החלופות אשר הומלצו על ידי ועדת המנכ"לים להגנת חופי ים המלח.

בנוסף, המשרד מקדם את ביצוע שלב הביניים בהגנה על בתי המלון, ביצוע המגובה בזמינות תקציבית מלאה. על פי החלטת ממשלה מספר 2913 מיום 12 באוגוסט 2007, ייקבע בחודשים הקרובים אופן מימון הגנות הביניים והבדיקות האמורות.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנת 2008 (סעיף 39) מסתכמת בכ-49.7 מיליון ש"ח.

ענף התקשורת הוא אחד הגורמים המשפיעים ביותר על כלכלת המשקים המערביים בשנים האחרונות. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפרישה גיאוגרפית רחבה הם תנאי הכרחי להבטחת כושר התחרות של המשק הישראלי בעולם ולשיפור רמת הרווחה של תושבי המדינה. ענף התקשורת מהווה כ-2.7 אחוזים מהתוצר, ומשקלו במדד המחירים לצרכן מסתכם בכ-4 אחוזים.

ההוצאה המשפחתית השנתית הממוצעת של משק בית על שירותי תקשורת, עמדה בשנת 2006 על כ-5,412 ש"ח, כ-4 אחוזים מסך ההוצאה הכוללת. משמעות הדבר היא כי שירותי תקשורת, ובכלל זה שירותי טלפוניה ושירותי תוכן באמצעות הטלוויזיה, הפכו בעשור האחרון למוצרים בסיסיים הנצרכים על ידי כל שכבות האוכלוסייה.

משרד התקשורת

משרד התקשורת משמש גוף מטה האחראי להסדרת הענף ולפיקוח על החברות הפועלות בו. המשרד אחראי ליישום מדיניות התקשורת של הממשלה ולקביעת כללי פעולה מתאימים בתחומים השונים של הענף ובהתאם לשינויים התכופים החלים בו. מאחר שבאופיו המשרד הוא משרד מטה, מיועד רוב תקציבו למימון שכר, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולשיפור יכולת הפיקוח והאכיפה של המשרד.

בשנת 2008, בכוונת משרד התקשורת להפנות משאבים ולפעול לקידום התחרות בשוק הטלפוניה הפנים ארצית הנייחת; לפעול להרחבת התחרות, להסרת חסמי כניסה של מפעילים ולהקטנת חסמי מעבר של לקוחות בין מפעילים בתחום הסלולר; לפעול להמשך התבססות התחרות בתחום שידורי הטלוויזיה הרב-ערוצית ובתחום שידורי הטלוויזיה המסחריים; לקדם את תחילת התחרות בתחום שידורי הרדיו הארצי באמצעות הפצת השידורים בטכנולוגיה דיגיטאלית; להשלים את המהלך לאיחוד מערכי ההפצה של ערוצי הטלוויזיה הפתוחים לפלטפורמה דיגיטלית אחת; לקדם את התחרות בתחום האינטרנט על ידי הפרדה בין שימוש בתשתית לתשלום אחזקה בעבור קו טלפון; להסדיר את כללי התחרות בתחום הדואר; ולקדם את הפרטת חברת הדואר בהתאם למדיניות הממשלה בנושא.

תחום שירותי הבזק הפנים ארציים הנייחים

במסגרת קידום התחרות בתחום שירותי הבזק הנייחים, משרד התקשורת מעודד את כניסתם של מפעילים נוספים לתחום. בהתאם לכך הוענק לשותפות המפ"א (מפעיל פנים ארצי) של חברות הכבלים ("הוט טלקום") רישיון לאספקת שירותי טלפוניה. בחודש נובמבר 2004 החלה "הוט טלקום" באספקת שירותים כאמור, ונכון לסוף הרבעון השלישי של שנת 2007, עומד מספר מנוייה על כ-250 אלף לקוחות.

בנוסף, במסגרת התכנית הכלכלית לשנת 2003, תוקן חוק התקשורת באופן המסמיך את שר התקשורת להעניק רישיון כללי ייחודי לאספקת שירותי טלפוניה נייחת (ללא חובת אספקת השירות בכל אזורי הביקוש). כאמור, עד כה ניתנו רישיונות לארבע חברות.

על פי חוק התקשורת, החל מיום 1 בספטמבר 2006, חברות התקשורת מחויבות לאפשר למנוייהן ניידות מספרים, קרי, לאפשר לצרכן לשמור על מספר הטלפון שהוקצה לו גם כאשר הוא הופך להיות מנוי של בעל רישיון אחר באותו תחום – טלפוניה ניידת או נייחת. חובה זו תקפה הן בטלפוניה הנייחת והן בטלפוניה הניידת. מהלך זה מבטל את אחד החסמים המשמעותיים ביותר למעבר של לקוחות בין החברות ועל כן הוא צפוי לשכלל את התחרות בתחום. שר התקשורת קבע כי על החברות להביא ליישומה המלא של ניידות המספרים לא יאוחר מיום 1 בדצמבר 2007.

מהלך נוסף שנועד לקדם את ההפרדה בין הממשלה כרגולטור לגופים מפוקחים שבבעלותה הוא מכירת אחזקות המדינה בחברת "בזק". כיום מסתכם שיעור אחזקות המדינה בחברה בכ-11 אחוזים בלבד, והוא אף עשוי להוסיף ולקטון עד לאחוז אחד בלבד, אם בעלת השליטה ב"בזק" תחליט לממש את האופציה שבידה לרכישת 10 אחוזים נוספים ממניות החברה. מהלך זה פתר את הקושי ואת הניגוד המובנים במצב שקדם להפרטה, מצב שבו הממשלה הייתה בעלת האחזקות העיקרית בגוף התקשורת החזק בענף ובה בעת הסדירה את הפעילות בו.

תחום הסלולר

בתחום התקשורת הניידת צפויה התחרות להתמקד בהרכשת לקוחות סלולריים של חברות מתחרות, וזאת לאור הרוויה הקיימת בשוק (חדירה של למעלה מ-100 אחוזים). תדרי הדור השני והשלישי מאפשרים את המשך צמיחתו של תחום הרט"ן (רדיו טלפון נייד) ואת האצת פיתוחם של שירותי דור שלישי מתקדמים לצרכנים. בימים אלו מתרחב השימוש בשירותי הדור השלישי, המאפשר, בין היתר, קיום שיחות וידאו באמצעות מכשיר הרט"ן, גלישה באינטרנט במהירות מוגברת, קבלת עדכוני תנועה בזמן אמת ועוד.

במהלך השנה הקרובה יטפלו גורמי ההסדרה במספר סוגיות בעלות חשיבות צרכנית רבה בתחום, ביניהן:

מפעילים וירטואליים – מפעיל וירטואלי (MVNO – Moblie Virtual Network Operator) הוא מונח המתייחס למפעיל סלולארי השוכר זמן אוויר ממפעיל סלולארי רגיל (בעל תשתית) במסגרת התקשרות עסקית עמו. המפעיל הווירטואלי עושה שימוש ברשתות הסלולריות הקיימות ומשווק את שירותיו לציבור תחת מותג נפרד. על אף התפתחותן של עשרות חברות סלולר וירטואליות במדינות רבות ובהן ארה"ב, אנגליה, אוסטרליה, הונג קונג, אירלנד וצרפת, בישראל לא פועלות כיום חברות וירטואליות.

מרבית הרגולטורים בעולם זיהו את החברות הווירטואליות כאמצעי לעידוד התחרות בתחום הרט"ן, ובהתאם לכך ננקטה על ידם מדיניות המעודדת את כניסתן לשוק. לאור מאפייני השוק הסלולרי בישראל ובעקבות חסמי הכניסה הגבוהים אליו, הוחלט להקים צוות משותף למשרדי התקשורת והאוצר לבחינת הסוגיה. הצוות שכר חברת ייעוץ בין-לאומית המתמחה בתחום התקשורת, ובחודש יולי 2007 הוגשו המלצות החברה. בהתאם להמלצות, התקבלה ביום 12 באוגוסט 2007 החלטת ממשלה מספר 2186 הקובעת כי עד ליום 31 בדצמבר 2007 ניתן יהיה לספק שירותי סלולר

וירטואליים באמצעות שימוש ברשת סלולר של מפעיל רט"ן קיים. עוד נקבע כי במקרה בו המפעיל הווירטואלי ומפעיל הרט"ן, שהוא בעל הרשת, אינם מגיעים להסכמה בדבר דמי השימוש ברשת, יבחן שר התקשורת את הסיבה לכך, ואם ימצא שיש מקום להתערבות, יתן הוראות לגבי תנאי השימוש ברשת ובכלל זה הוראות לעניין מחיר השימוש ברשת.

ציוד הקצה – במטרה להגביר את רמת התחרות בשוק ציוד הקצה הסלולרי, יש בכוונת המשרד להוביל מהלך שתכליתו לנתק את הזיקה בין מפעילי הרט"ן כשחקנים בשוק ציוד הקצה מחד, וכבודקים ומאשרים של תקינות מכשירים מיובאים מאידך. לשם כך פרסם המשרד נוהל אישור תאימות לרשת לציוד קצה. בהמשך, בכוונת המשרד לפרסם תקנות להסמכת מעבדות שתבצענה בדיקות ומדידות לצורך מתן אישורי סוג מטעם משרד התקשורת, וזאת מבלי שתידרש בדיקת ציוד הקצה על ידי מפעילי הרט"ן. בנוסף להסדרה זו, בכוונת המשרד לבחון הסדרים הנהוגים כיום בשוק בעניין ציוד קצה רט"ן, ובכלל זה סבסוד המכשירים בידי מפעילי הרט"ן ומשך תקופת ההתקשרות.

תחום התקשורת הבין-לאומית

בחודש מאי 2004, בהתבסס על המלצת ועדת קרול ועל החלטת ממשלה בנושא, הוענקו שלושה רישיונות נוספים לאספקת שירותי תקשורת בין-לאומיים לחברות "אינטרנט זהב", "אקספון" ו"נטוויזן". הדבר נעשה כשלב נוסף להרחבת התחרות בתחום שבו פעלו עד כה שלושה בעלי רישיון בלבד: "בזק בינלאומי", "ברק" ו"קווי זהב". כניסתן של חברות נוספות לשוק תרמה להאצת התחרות ולהפחתת מחירים משמעותית, במיוחד בקרב משקי הבית. בשנת 2006 בוצעו מיזוגים בין ארבע מהחברות הפועלות בתחום זה וכיום הענף כולל את החברות "ברק-נטוויזן", "סמייל-012", "בזק בינלאומי" ו"אקספון".

התחרות בתחום שירותי האינטרנט

עד לשנת 2002, פעלה בתחום שירותי הגישה רחבת הפס לאינטרנט חברת "בזק" (באמצעות טכנולוגיית ADSL – Asymmetric Digital Subscriber Line), כמונופול יחיד, כך שהשוק התאפיין ברמת מחירים גבוהה וברמת ביקושים נמוכה יחסית. בחודש מארס 2002, ניתן לחברות הכבלים רישיון לספק שירותי גישה רחבת פס לאינטרנט, ובכך למעשה הפכה תשתית הכבלים לתשתית תקשורת מתחרה בתשתית חברת "בזק". הדבר היה אחד הגורמים לכך ששיעור חדירת האינטרנט המהיר למשקי הבית בישראל גדל מכ-4 אחוזים בשנת 2002 לכ-65 אחוזים במחצית שנת 2006; חל שיפור משמעותי בקצב הגלישה (מ-0.5 מגה ביט בשנייה בשנת 2002 לכ-2.5 מגה ביט בשנייה בממוצע היום); וחלה ירידה של עשרות אחוזים במחיר השירות לצרכן.

בהתאם להחלטת הממשלה מספר 2188 מיום 12 באוגוסט 2007, יבצע שר התקשורת את כל הפעולות הנדרשות, כך שלקוח המעוניין לקבל שירותי תשתית אינטרנט של חברת "בזק" בטכנולוגיית ADSL לא יהיה מחויב לשאת בעלויות החזקת קו טלפון בנוסף לעלויות השירות, וזאת לא יאוחר מיום 31 בדצמבר 2007. עם יישום ההחלטה, יוכל הצרכן לצרוך את תשתית הפס הרחב של חברת "בזק" ללא צורך בתשלום עבור אחזקת קו הטלפון. ההפרדה הזו תקדם את התחרות בשני תחומים: תחום הטלפוניה הנייחת ותחום תשתית האינטרנט בפס רחב.

ייעול הליך הקצאת התדרים

משאבי הספקטרום האלקטרומגנטי מנוצלים בישראל באופן אינטנסיבי בשל הצרכים הגוברים של משק מודרני ומתפתח, המצב הגיאופוליטי וצורכי מערכת הביטחון. בעיית צפיפות התדרים בישראל נובעת בין היתר מהיות ישראל מדינה קטנה שעיקר צרכיה התקשורתיים מתרכזים במרכז הארץ, דבר המקשה על שימוש חוזר בתדרים. בנוסף, יש להביא בחשבון את צרכיה הגדולים של מערכת הביטחון הישראלית ואת התחייבותה של ישראל, במסגרת ההסכמים בין ישראל לרשות הפלסטינית, בדבר הקצאת תדרים גם לשימושה של הרשות הפלסטינית. מאחר שתדרים הם משאב ציבורי מוגבל, נדרשת הסדרת הועדתם והקצאתם. ביום 12 באוגוסט 2007 התקבלה החלטת ממשלה שמטרתה לייעל את הליך הקצאת התדרים לשימושים השונים. בהחלטה נקבעו הפעולות שלהלן:

- תוקם ועדה בראשות מנכ"ל משרד ראש הממשלה לקביעת הרכב הוועדה להועדת תדרים ולהקצאתם במטרה להגדיל את השקיפות ואת היעילות הכלכלית בתחום ניהול התדרים. לפי ההחלטה, תוגשנה המלצות הוועדה לאישור הממשלה תוך 60 יום ממועד קבלת ההחלטה האמורה.
- תתוקן פקודת הטלגרף באופן שיחייב את שר התקשורת לקבוע הוראות בדבר הקמת מאגר הכולל פירוט של הועדת התדרים והקצאתם. המאגר יכלול גם החלטות של ועדת התדרים ונימוקים לקבלתן.

תחום השידורים הרב ערוציים למנויים

שיעור החדירה של שירותי הטלוויזיה הרב-ערוציים עומד על כ-75 אחוזים (כ-1.47 מיליון לקוחות), מתוכם כ-63 אחוזים מנויי הכבלים (Hot) וכ-37 אחוזים מנויי הלוויין (Yes). חברות הכבלים והלוויין משדרות למנוייהן מאות ערוצים, מתוכם למעלה מ-40 ערוצים המופקים ונארזים בישראל, מבלי לכלול ערוצים אינטראקטיביים וערוצי קניות.

מכוח מכרזים אשר פרסמה המועצה לשידורי כבלים ולשידורי לוויין בעבר, משדרות כיום חברות הכבלים והלוויין שני ערוצים ייעודיים הממומנים מפרסומות – ערוץ ייעודי למוסיקה ישראלית וים תיכונית (ערוץ מוסיקה 24) והערוץ הייעודי בשפה הרוסית (ערוץ 9). בנוסף, משודר למנויי חברות הכבלים ערוץ טבע הדברים המחזיק ברישיון מיוחד שקיבל מהמועצה לשידורי כבלים ולשידורי לוויין.

במכרז שפרסמה המועצה לערוץ הכנסת במהלך חודש יוני 2006, נבחרה חברת החדשות של ערוץ 2 כמפעילת הערוץ. בהתאם, החל ערוץ זה לפעול במתכונת מלאה בחודש נובמבר 2006, והוא מופץ באמצעות הלוויין בשידור דיגיטלי (הערוץ ערך שידורי ניסיון במשך 30 חודשים קודם לקבלת הרישיון).

החל מראשית שנת 2005 מספקת חברת הכבלים שירותי VOD (Video on Demand) ללקוחותיה. בחודש יולי 2007 הסדיר משרד התקשורת את תחום שידורי ה-VOD בהתירו לחברת "בזק" להפיץ שידורי VOD של בעלי רישיון מיוחד לשידורי VOD באמצעות רשת ה-ADSL שברשותה. עוד נקבע, כי חברת הלוויין תוכל לבקש רישיון מיוחד לשידורי VOD, ולשם כך אף תוקן חוק התקשורת, כך שחברת הלוויין תוכל לספק שירות זה גם באמצעות התשתית של חברת "בזק".

תחום שידורי הטלוויזיה המסחרית

במהלך שנת 2005 התקיים מכרז להפעלת הערוץ השני, ומועצת הרשות השנייה בחרה בחברת "קשת" ובחברת "רשת" כזכייניות שתפעלנה את הערוץ החל מחודש נובמבר 2005, לתקופה של עשר שנים.

תקציב הרשות השנייה – בהתאם לחוק הרשות השנייה לטלוויזיה ורדיו, כל בעל זיכיון לשידורי טלוויזיה מחוייב לשלם מדי שנה דמי זיכיון למימון פעילותה השוטפת של הרשות. בהתאם למדיניות הממשלה לצמצום המגזר הציבורי, להפחתת נטל תשלומי החובה על גופים פרטיים ולעידוד צעדי התייעלות בגופים ציבוריים, סוכם בין משרד האוצר לרשות השנייה כי תקציב הרשות יקטן, ובהתאם יקטנו תשלומי דמי הזיכיון בהם מחויבים זכייני הטלוויזיה. משמעות התיקון היא הפחתה של כ-11 מיליון ש"ח בתקציב הרשות השנייה.

תחום שידורי הטלוויזיה הציבורית

במסגרת התכנית הכלכלית של הממשלה לשנת 2003, הוטל על ועדה בין-משרדית ("ועדת דינור"), בהשתתפות נציגי ממשלה ונציגי ציבור, להמליץ על מודל ההפעלה הראוי לרשות השידור. המלצות הוועדה אושרו על ידי הממשלה ביום 9 באוגוסט 2005, וכללו בין היתר התייחסות למבנה הארגוני של הרשות ושל הגוף המפקח על פעילותה, להיקף תרומתה הראוי לקידום היצירה הישראלית ולמבנה הארגוני המתאים להשגת יעדיה.

בשלב הראשון הוחלט לעגן בחוק רשות השידור את המלצות הוועדה בתחום התוכן ולקבוע מכסות מינימאליות מחייבות במונחי זמן והיקף הוצאה לרכישת הפקות מקומיות. מהלך זה מחייב את הרשות להסיט מקורות המופנים כיום למימון הוצאות שכר ותקורות, לשם רכישת הפקות מקומיות חיצוניות שתתרומנה לגיוון ולשיפור לוח שידורי הטלוויזיה. בהתאם לכך תוקן חוק רשות השידור בשנת 2006.

השלב השני, המתבצע בימים אלה, כולל הצעה לשינוי מבנה ההנהלה, המבנה הארגוני ודפוסי העבודה ברשות, אף הם על בסיס המלצות ועדת דינור. תזכיר החוק לתיקון חוק רשות השידור בנושא זה צפוי להיות מופץ במהלך הרבעון האחרון של שנת 2007.

בנוסף, בימים אלו מתקיימים דיונים בין הנהלת הרשות לבין נציגות העובדים בדבר יישום תכנית הבראה ברשות, שתכלול צמצום משמעותי בהיקפי כוח האדם המועסקים בה.

איחוד מערכי ההפצה של ערוצי הטלוויזיה הפתוחים

בהתאם להחלטת הממשלה מיום 12 באוגוסט 2007, יופצו שידורי הטלוויזיה של זכייני הרשות השנייה (ערוץ 2 וערוץ 10) באמצעות מערך הפצה מאוחד, המתבסס על מערך משדרים קרקעי בטכנולוגיה דיגיטלית ומגובה במערך לוויני דיגיטלי. ערוצי הטלוויזיה של רשות השידור (ערוץ 1 וערוץ 33) וערוץ הכנסת רשאים להפיץ את שידוריהם באמצעות מערך זה. בהחלטת הממשלה הוטל על הרשות השנייה לטלוויזיה ורדיו להקים ולתפעל את המערך. בהתאם לכך תחל הפצת השידורים במתכונת זו לא יאוחר מיום 1 בדצמבר 2008.

יישום ההחלטה צפוי לשפר באופן ניכר את השירות לצרכן, כך שהוא יוכל לקלוט באופן פשוט ונוח את הערוצים הפתוחים; לאפשר חיסכון כספי ניכר בעלויות ההפצה; לייעל את השימוש במשאבים המוגבלים; ולצמצם את ההשפעות החיצוניות השליליות הנגזרות מהכפילות הקיימת במערך ההפצה הקיים.

תחום שידורי הרדיו האזורי והארצי

תחום שידורי הרדיו הארציים בישראל נשלט על ידי שני גופים ממלכתיים – רשות השידור וגלי צה"ל, המפעילים את כל תחנות הרדיו הארציות במדינת ישראל. בתחום הרדיו האזורי פועלות 14 תחנות, במסגרת זיכיונות לשידורים אזוריים שהוענקו מכוח חוק הרשות השנייה לטלוויזיה ורדיו.

במטרה לשפר את חופש הבחירה של צרכן הרדיו, לגוון את היצע שידורי הרדיו המוצעים לו ולשפר את איכות הקליטה של שידורי הרדיו, החליטה הממשלה ביום 15 באוגוסט 2004, להגדיל את היצע שידורי הרדיו הארציים באמצעות הסדרת התשתית שתאפשר שידורי רדיו דיגיטאליים, בין בהפצה קרקעית ובין בהפצה באמצעות הלוויין. רפורמה זו אושרה ונחקקה על ידי הכנסת (תוקן חוק הרשות השנייה לטלוויזיה ורדיו) ובעקבות זאת מונתה ועדת מכרזים משותפת למשרד התקשורת ולמשרד האוצר להקמה ולהפעלה של המערך. המכרז צפוי להתפרסם ברבעון הרביעי של שנת 2007, והפעלת השידורים הדיגיטליים תתאפשר בתחילת שנת 2009.

יישום הרפורמה צפוי לאפשר את כניסתן של מעל ל-20 תחנות חדשות בפרישה כלל ארצית, דבר אשר יגדיל באופן משמעותי את רווחת הצרכן בתחום זה.

תחום הדואר

מדיניות הממשלה בענף הדואר היא לאפשר תחרות במתן שירותים בתחום הדואר, תוך שמירה על המשך יכולתה של חברת הדואר לספק שירותים בפרישה כלל ארצית (השירות האוניברסלי).

בהתאם למדיניות זו, הותר במהלך שנת 2003 לגופים אחרים, בנוסף לרשות הדואר, לפעול בתחומים שהיו עד לאותה עת שמורים לרשות הדואר. במסגרת ההיתר נכללים שירותים כגון דואר שליחים, דואר מהיר, דואר רשום ודואר בין-לאומי הפתוחים כיום לתחרות מלאה.

בנוסף החליטה הממשלה ביום 15 בספטמבר 2003, על ביצוע רפורמה בענף. הרפורמה אשר זכתה לאישור הכנסת מתבססת על שלוש אבני יסוד:

- פתיחה מדורגת של תחום הדואר לתחרות החל מחודש ינואר 2006, תוך הבטחת המשך קיומו של השירות האוניברסאלי. עד כה הונפקו ארבעה היתרים כלליים למתן שירותי דואר כמותי.
- הפיכת רשות הדואר לחברה עסקית בע"מ, שתחתיה תפעל חברת בנק הדואר כחברת בת, במטרה להקנות לה כלים לשיפור ביצועיה, בין היתר על רקע פתיחת תחום הדואר לתחרות. ביום 1 במארס 2006, הפכה רשות הדואר לחברה ממשלתית.

  כחלק מהמהלך הכולל של הקמת חברת הדואר ופתיחת התחום לתחרות, נדרשה ממשרד התקשורת וממשרד האוצר עבודה מעמיקה בנושא התעריפים בתחום. לשם כך, ביוני 2004 מינו שר התקשורת ושר האוצר ועדת תעריפים ציבורית בראשות ד"ר אלי שגיא ובהשתתפות נציגי ציבור ונציגי משרד התקשורת והאוצר. מסקנות הוועדה הוגשו לאישור השרים ואומצו, בשינויים קלים, בחודש מארס 2007. ביום 30 באוגוסט 2007 חתמו השרים על תקנות להכנסת התעריפים החדשים לתוקף החל ביום 1 בנובמבר 2007.
- עם השלמת מהלך תאגוד החברה ופתיחת תחום הדואר לתחרות, החלה הממשלה לגבש תכנית פעולה מפורטת לקידום מהלך להפרטת החברה. ככלל, מדיניותה הכלכלית של הממשלה בתחום התקשורת מבוססת על התפיסה לפיה גוף עסקי הפועל על בסיס שיקולים כלכליים, ידע להתמודד באופן מוצלח יותר מן הממשלה עם הדינאמיות המאפיינת את תחום הדואר ועם התמורות הצפויות לחול בו במהלך השנים הקרובות.

  בהתאם לכך החליטה הממשלה, במסגרת התכנית הכלכלית לשנת 2007, להטיל על מנהל רשות החברות הממשלתיות לקדם את תהליך הפרטת חברת הדואר. תחילה תימכרנה המניות בדרך של הנפקת ניירות ערך לציבור על פי תשקיף בבורסה לניירות ערך בתל אביב, ובלבד שהשליטה בחברה תישאר בידי המדינה. בשלב השני, תימכרנה יתר המניות במכירה פרטית למשקיע אסטרטגי.

רפורמה בבנק הדואר

בהתאם להחלטת הממשלה מספר 2788 מיום 25 בנובמבר 2004, הפכה חברת בנק הדואר לחברת בת של חברת דואר ישראל. במטרה לשפר את איכות השירות הניתן לציבור על ידי חברת בנק הדואר, החל תהליך שמטרתו להביא להרחבת מגוון השירותים הבנקאיים הניתנים על ידי בנק הדואר. בהתאם לכך יותר לבנק הדואר לספק את השירותים הבאים: השקעות (בשקלים ובמט"ח), סחר בניירות ערך, סחר בקרנות נאמנות ובקופות גמל, פעילות ATM, מכירת פוליסות ביטוח ומתן שירותי קצה לפעילות בבורסה.

בנוסף, בימים אלו נבחנת האפשרות להרחבה משמעותית נוספת בפעילות בנק הדואר, מתוך כוונה לאפשר לבנק לקבל בעתיד רישיון בנקאי ולספק שירותים בנקאיים מלאים. מהלך זה צפוי לתרום לחברת הדואר באופן משמעותי בזכות הרחבת בסיס הפעילות וההכנסות של החברה, תוך ניצול מערך הסניפים הרחב של הדואר. למהלך יתרונות משמעותיים עבור הצרכן בתחום הבנקאות, בשל הגברת התחרות הצפויה עם כניסת מתחרה חדש שיש לו פרישת סניפים רחבה וקהל גדול של לקוחות קיימים.

תשתיות ובינוי

הגבָּרת ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית, במיוחד בתקופה שבה נתון המשק בהאטה. מטרתה היא להסיר חסמים המַקשים על ההתפתחות המשקית ולהניע את גלגלי המשק, כדי להביא למיצוי פוטנציאל הצמיחה של המשק הישראלי.

ההשקעות בתשתית מבוצעות ברובן בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל לישראל, חברת נמלי ישראל - פיתוח ונכסים בע״מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת מקורות ועוד. בשנת 2008 צפוי כי כלל ההשקעות במשק, על ידי גופים אלה ועל ידי הגופים המתוקצבים כאחד, יגדלו לעומת ההשקעות ב-2007. עם זאת, הממשלה חייבת ליצור תנאים שיאפשרו את הגדלת ההשקעות בתשתית ממקורות חוץ תקציביים. פעילויות מרכזיות שמומנו עד כה מתקציב המדינה, מועברות ברחבי העולם במידה גוברת והולכת לידי המגזר הפרטי. גם בישראל יושם דגש על מגמה זו בשנים הקרובות, בראש ובראשונה בתחומי תשתית התחבורה (כבישי אגרה, רכבות קלות), ייצור חשמל ותשתיות מים וביוב. בדרך זו יתוֹספו מקורות למימון התשתיות ותִגבַּר יעילות הפעלתן.

ביצוע פרויקטים רבים, המתוכננים על ידי המגזר הפרטי ועל ידי גורמים ציבוריים אחרים, נתקל בעיכובים משמעותיים בשלב האישורים הסטטוטוריים. כחלק מהמאמץ להאיץ את ההשקעות בתשתית, החליטה הממשלה על קיצור הליכי תכנון במסגרת ועדה מיוחדת שתטפל בפרויקטים שעניינם תשתיות לאומיות ותיתן להם את העדיפות כנדרש מתרומתם למשק.

היערכותם של משרד הבינוי והשיכון, משרד התחבורה, משרד התשתיות הלאומיות ומשרד התקשורת להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם מתבצעת בשני מישורים עיקריים:

- באמצעות **רפורמות מבניות** שתכליתן לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מָגבלות מינהליות שונות ובשחרור ״צוואָרי בקבוק״.
- באמצעות **ניהול התקציב**. בשנת 2008 יתאפיין התקציב בהגדלת ההשקעות הישירות בכבישים, ברכבות ובמפעלי השָבַת מים; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של חברות למים וביוב, שיוקמו על ידי רשויות מקומיות; בהמשך טיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ובמיקוד המעורבות הממשלתית בפיתוח של אתרים לבנייה למגורים.

תחום התחבורה

בשנת 2008 תימשך ההשקעה בפיתוח תשתיות בתחבורה היבשתית, האווירית והימית במקביל להרחבת ההשקעות בתשתית הכבישים ובתשתית הרכבות.

ההשקעה בתשתית התחבורה היבשתית – ההשקעות יתמקדו בתשתית המסילתית של רכבת ישראל; במערכות הסעת המונים בתל אביב ובירושלים; בנתיבי תחבורה ציבוריים לאוטובוסים; וכן בפרויקטים מרכזיים בערים הגדולות ובמערכת הכבישים הארצית.

תשתית ובטיחות - על מנת לשפר את רמת הבטיחות בתשתית הכבישים העירונית והמקומית, ועל מנת לטפל במפגעים הבטיחותיים הקיימים בתשתיות אלו, מוקצים 220 מיליון ש״ח בתקציב הפיתוח של הרשות הלאומית לבטיחות בדרכים.

ההשקעה ברשת הכבישים הבין-עירונית – סך תקציב הכבישים הבין-עירוניים לשנת 2008 באחריות החברה הלאומית לדרכים מסתכם בכ-2,585 מיליון ש״ח בהוצאה ובכ-1,745 מיליון ש״ח בהרשאה להתחייב. תקציב המזומן מיועד לתכנון, פיתוח, בטיחות ואחזקה של רשת הדרכים הבין-עירונית באמצעות החברה הלאומית לדרכים. תקציב זה הנו נגזרת של התכנית הרב שנתית שאישרה הממשלה בדצמבר 2005, לביצוע באמצעות החברה הלאומית לדרכים לשנים 2006-2010. תכנית זו מתמקדת בהאצה ובסיום של ביצוע פרויקטים שהחלו בשנים 1995-2004 ובקידום כבישים חדשים תוך ראייה כוללת של רשת הדרכים הארצית ותוך שימת דגש על קידום כבישי הרוחב.

ההשקעה ברכבת – חברת רכבת ישראל בע״מ היא חברה ממשלתית בבעלות מלאה של המדינה, ומטרתה – הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה נחתם הסכם לפיו, במהלך התקופה שבין 1 בינואר 2003 ל-31 בדצמבר 2008, תשקיע החברה סכום בהיקף של 20 מיליארד ש״ח בפיתוח רשת הרכבות. בדיקה מחודשת שנערכה לתכנית העבודה של חברת רכבת ישראל בע״מ, הצביעה הן על חריגה משמעותית מהאומדנים התקציביים, כפי שאושרו על ידי הממשלה, הן על דחיית מועד סיום הפרויקטים לאחר שנת 2010 והן על הצורך בביצועם של פרויקטים משלימים לתכנית הפיתוח ובהם רכש ציוד נייד, הפרדות מפלסיות, מערכות מחשוב ובקרה וכו׳.

בעקבות ההתפתחויות כאמור, החליטה הממשלה, במסגרת דיוני התקציב לשנת 2008, על עדכון תכנית הפיתוח של חברת רכבת ישראל בע״מ. במסגרת זו נקבע כי בכפוף לחתימת הסכם פיתוח מחודש בין חברת רכבת ישראל בע״מ לבין המדינה, יעמוד היקפה התקציבי הכולל של התכנית על עד 29,536 מיליון ש״ח. כמו כן הוארך משך התכנית עד לשנת 2013.

השקעה בהסעת המונים – על מנת לסייע בהפחתת הגודש בכבישים, לצמצם את זיהום האוויר הנגרם מכלי רכב ולספק תחבורה ציבורית ברמת שירות גבוהה, החליטה הממשלה על השקעה במערכות הסעת המונים. במסגרת זו מקודמות רכבות קלות בתל-אביב ובירושלים ומערכת הסעת המונים לא מסילתית בחיפה. הרכבת הקלה בירושלים מוקמת בהשקעה תקציבית של למעלה מ-3 מיליארד ש״ח והפעלתה צפויה בשנת 2010. הרכבת הקלה בתל אביב מוקמת

בהשקעה תקציבית של כ-9.5 מיליארד ש״ח והפעלתה צפויה בשנת 2014. שתי המערכות מוקמות בשיתוף הסקטור הפרטי בשיטת B.O.T. מערכת הסעת ההמונים בחיפה נמצאת בתהליכי תכנון וקידום זמינות.

השקעה בנמלים – תנאי בסיסי להגברת התחרות בין הנמלים הוא קיום תשתיות וקיבולות המאפשרות מתן שירות מגוון וזמין לחברות הספנות ולבעלי המטען.

השקעה בכביש חוצה ישראל – הצעת התקציב לשנת 2008 מקצה סכום של 405 מיליון ש״ח במזומן לחברת כביש חוצה ישראל שעיקרו מיועד להמשך ביצוע קטעים 19 ו-20 (ממחלף שורק עד דרומית לקריית גת); השלמת העבודות בקטע 18 המבוצעות באמצעות המדינה (רובו של קטע זה עתיד להיסלל על ידי זכיין פרטי); פיקוח על פעולות הזכיין; תשלום עבור הפקעת הקרקעות וכן מימון פעילות החברה.

בשנת 2005 נחנך פרויקט נמל היובל בנמל אשדוד ובשנת 2006 החל פיתוח שלב א׳ של נמל הכרמל בחיפה. פרויקטים אלו מהווים קפיצת מדרגה בקיבולת הנמלית ובמיוחד בענף המכולות המהווה את הפעילות העיקרית בסחר הבין-לאומי. בנוסף, הרציפים החדשים בשני הנמלים ערוכים לקליטת אניות מכולה גדולות מהדור החדש, הן מבחינת תשתיות פיזיות והן מבחינת ציוד שינוע ומערכי תפעול ומחשוב. ההשקעה הכוללת בנמל היובל נאמדת ב-3 מיליארד ש״ח, ואילו ההשקעה הצפויה בנמל כרמל א׳ נאמדת ב-1.1 מיליארד ש״ח.

רוב תקציב הפיתוח של חברת נמלי ישראל – פיתוח ונכסים בע״מ לשנים הקרובות מיועד לפיתוח פרויקט נמל הכרמל בחיפה, פרויקטים בתחום המחשוב, אמצעים ביטחוניים וכן רכישת קרקעות ליצירת עורף תפעולי לנמלים.

במהלך שנת 2006 הכינה חברת נמלי ישראל – פיתוח ונכסים בע״מ תכנית אב ארוכת טווח לפיתוח תשתיות נמלים, מערכות לוגיסטיות ומערכי תחבורה לשיפור הנגישות לנמלים. תכנית האב היא לטווח של 50 שנה וכוללת אבני דרך לפיתוח. התכנית הובאה לאישור הממשלה בתחילת שנת 2007, ושרי התחבורה והאוצר הוסמכו לקבוע את עיתוי, מיקום ואופן ההקמה והמימון של שלב א׳ של הפיתוח. שלב א׳ בכל נמל (נמל חיפה ואשדוד) כולל הקמת רציף מכולות באורך של 1,200 מטר ובהשקעה של כ-800 מיליון דולר בכל נמל (השקעות אלה אינן כוללות השקעות בציוד). הרציפים מתוכננים לקלוט את אניות המכולה הגדולות ביותר המשרתות את הסחר הבין-לאומי. מאפיינים אלה יאפשרו את הפיכת נמלי ישראל לנמלים מרכזיים באזור הים התיכון.

תחום האנרגיה

בשווקים השונים של משק האנרגיה, מובילה הממשלה בשנים האחרונות תהליך שתכליתו הגברת רמת התחרות, שילוב של גורמי ייצור חדשים והטמעת טכנולוגיות חדשות. תהליך זה יתמקד בשנת 2008 במשק החשמל, במשק הגז הטבעי, במשק הגז הביתי (גז פחממני מעובה) ובמשק הדלק.

משק החשמל

צד ההיצע במשק החשמל מתבסס על ייצור חשמל במסגרת פעילות חברת החשמל לישראל, וייצור חשמל באמצעות גורמים פרטיים, כפי שיפורט להלן.

בעקבות עבודה של גופי הממשלה השונים, קיבלה הממשלה החלטה מפורטת מספר 563 מיום 12 בספטמבר 2006, על אופן פיצול חברת החשמל לישראל, וכן הסמיכה צוות להידברות בין המדינה לבין ההנהלה ועובדי חברת החשמל לישראל אודות השינוי המבני והמו״מ עם ועד העובדים על זכויותיהם. חוק משק החשמל (תיקון מספר 5), התשס״ז-2007, כולל פיצול של מקטע הייצור לארבע חברות ייצור לפחות, בעלות תמהיל דלקים דומה, פיצול של מקטע החלוקה לארבע חברות, חברת בת להולכה וחברה ממשלתית נפרדת לניהול המערכת, הכוללת את ניהול הסחר ואת התכנון לטווח ארוך. כמו כן נקבע כי השירותים הנוספים (כגון נושאי התכנון והביצוע של חברת החשמל לישראל) יוצאו מהחברה לחברות בת, וכי בהמשך תוכל חברת החשמל לישראל לעסוק גם בתחומים נוספים שמעבר לתחום החשמל. עוד נקבע בחוק כי עד ליום 2 בנובמבר 2007, יוציאו השרים, בהתאם להסכמות שיושגו במו״מ המתקיים בין נציגי הממשלה לבין נציגות העובדים, צווים מפורטים ליישום הרפורמה, ואם תושג הסכמה, יוציאו צווים התואמים את מבנה חברת החשמל לישראל כפי שהוא בא לידי ביטוי בחוק משק החשמל.

ייצור חשמל פרטי צפוי לענות על הצורך בגיוון מקורות וביצירת מסגרת שוק תחרותית תוך הפחתת העלויות בייצור החשמל. בשנה האחרונה ניכרת התקדמות רבה לקראת הקמת תחנות כוח פרטיות לצורך ייצור חשמל לשימוש עצמי ולצורך ייצור חשמל ומכירתו לצרכנים סופיים ולרשת החשמל הארצית, וזאת בשיטת הרישיונות. עם זאת, הקמתן של תחנות לייצור חשמל פרטי מחייבת בחינת התאמת התעריפים ואמות המידה, באופן שיאפשר ליזמים ליצור התקשרויות לטווח ארוך עם ספקים וצרכנים ולהסדיר את גיוס ההון הזר הדרוש לצורך הקמת התחנות. בהתאם לכך, ביום 12 באוגוסט 2007, החליטה הממשלה בהחלטה מספר 178, לאשרר את שיטת הרישיונות לייצור חשמל פרטי, להקים צוות הסרת חסמים בין-משרדי ולהנחות את הרשות לשירותים ציבוריים – חשמל לבחון את התאמת התעריפים ואת אמות המידה הניתנים לבעלי רישיונות ייצור, באופן שיזרז את הקמתן של תחנות כוח באמצעות יצרני חשמל פרטיים.

משק הגז הטבעי

מקטע ההולכה - החברה הממשלתית ״נתיבי הגז הטבעי לישראל בע״מ״ מקימה, במימון חלקי של המדינה, את מערכת ההולכה של הגז הטבעי בישראל בארבעה מקטעים: המקטע הימי – מאשדוד עד חוף דור; המקטע המרכזי – בין אשדוד לאשקלון דרך רמלה וקריית גת; המקטע הדרומי – מצומת שורק עד סדום; והמקטע הצפוני – בין חגית לחיפה ולאלון תבור. הקמת המערכת צפויה להסתיים בסוף שנת 2008.

מקטע האספקה – כיום ישנם שני ספקי גז טבעי החתומים על הסכמים עם צרכנים ישראלים: חברת ״ים תטיס״ המספקת גז טבעי בעיקר לחברת החשמל לישראל, ושעתודות הגז שלה עומדות בפני סיום, וחברת EMG המצרית, אשר נהנית מיכולת אספקה גבוהה יותר המתבססת על מאגרי הגז הגדולים של מצרים. אספקת הגז המצרי צפויה להתחיל

בראשית שנת 2008. למיעוט ספקים זה ישנן משמעויות כלכליות ואסטרטגיות, ולכן במטרה להכניס ספקים נוספים למשק הישראלי, מתקיימים מגעים עם חברת הגז BG על אספקת גז טבעי ממאגר הנמצא מול חופי עזה.

על רקע מיעוט ספקי הגז המאפיין את משק הגז הישראלי, קיבלה הממשלה החלטה מספר 2178 מיום 12 באוגוסט 2007, להקים צוות בין-משרדי שיגבש תוך מספר חודשים עמדה באשר לייבוא גז טבעי נוזלי לישראל, וזאת ביחס לחלופות האחרות לייבוא גז טבעי. עוד החליטה הממשלה, להטיל על רשות הגז הטבעי לקדם תכנון סטטוטורי של מתקן לגז טבעי נוזלי.

משק הגפ"מ (גז פחממני מעובה - גז בישול)

קיימות אינדיקציות שונות על רמת תחרות נמוכה במקטע שיווק הגפ"מ, שקיבלו ביטוי גם בדו"ח מבקר המדינה משנת 2000, וכן אינדיקציות בנוגע למחסור בשטחי אחסון הגורם להגבלת הייבוא, ובכך – להעצמת הבעיה של חוסר תחרות במקטע השיווק. לפיכך, ביום 12 באוגוסט 2008, קיבלה הממשלה החלטה מספר 2179 על קידום התחרות במשק הגפ"מ, בין היתר תוך התייחסות לנושאים הבאים: הסדרת נושא הבעלות על הצוברים כך שלא תהווה חסם להחלפת ספק גז, מתן אפשרות לצרכן להחליף ספק גז בכל עת וקביעת כללי בטיחות זהים לספק חדש וישן. עוד הוחלט על קידום סטטוטורי ועל הקצאת קרקעות של מתקני אחסון גפ"מ.

משק הדלק

ביום 12 באוגוסט 2007, החליטה הממשלה בהחלטה מספר 2180 על תיקון חוק משק הדלק (קידום תחרות), כך שתבוטל מגבלת הזמן הקבועה בחוק על הדרישה למרחקי מינימום בין תחנות המוחזקות על-ידי אותה חברה. כמו כן הוחלט על תיקון החוק לפיו בעלי תחנות הדלק יחויבו לפרסם את המחירים הסופיים בהם ימכרו מוצרי הדלק, ופרסום המחיר יימצא במקום בולט לעין ובגודל מתאים.

בנוסף החליטה הממשלה על מתן סמכויות לממונה על רשות המִסים לצורך נקיטת צעדים להגברת האכיפה בנושא מכירת דלקים המיועדים לרשות הפלסטינית בתחנות דלק בישראל, בין היתר, באמצעות סימון הדלקים המופנים לרשות הפלסטינית. זאת ועוד, במהלך חודש אוגוסט 2007, התפרסם צו חיתום מיכליות בחותם אלקטרוני לצמצום תופעה חמורה זו. צו זה יחייב את התחנות לעקוב, באמצעים אלקטרוניים, אחר מובילי הדלק, וכך לצמצם את מהילת הדלקים על ידי המובילים.

תחום המים והביוב

פוטנציאל המים השפירים של ישראל, כ-1.5 מיליארד מטר קוב לשנה, מנוצל כיום במלואו ואף יותר. הרחבה משמעותית של פוטנציאל המים דורשת התפלת מי ים בעלויות גבוהות יחסית למשק. הממשלה החליטה לאמץ תכנית שתאפשר התמודדות הן בצד היצע המים והן בצד הביקושים למים. בצד ההיצע, יופנו משאבים כספיים להגדלת ההשקעות

בהשבת מי קולחין ומים שוליים אחרים ולהתפלת מי ים בהיקף של 315 מיליון מטר קוב לשנה. בצד הביקוש, יצומצמו הסובסידיות התקציביות תוך העלאת תעריפי המים השפירים לכל השימושים ויינתן עידוד לחיסכון בצריכה. צעדים אלו יביאו לשיפור בהקצאת המים ולניהול יעיל ואחראי יותר של מקורות המים והמשאבים העומדים לרשות המשק.

בתחום הביוב תימשך תנופת ההשקעה ברשויות המקומיות, בעיקר בהקמת מכוני טיהור של שפכים. הגידול המתמשך באוכלוסיית המדינה וההחמרה בתקנות איכות הסביבה צפויים להגביר את תנופת הפיתוח בתחום זה. כך, למשל, בעקבות אימוץ תקני ועדת ענבר לאיכות הקולחים, יש צורך בשדרוג מרבית מתקני הטיהור הקיימים. השדרוג יחל בשנת 2007 ויימשך עשר שנים.

חוק תאגידי מים וביוב שאושר בכנסת במהלך שנת 2001, צפוי להביא לשינוי משמעותי במבנה משק המים והביוב ברשויות המקומיות. בהתאם לחוק יוקמו תאגידי מים וביוב ברשויות המקומיות. הקמת התאגידים תאפשר להפנות משאבים רבים יותר לתחום זה בניהול יעיל וממוקד. הממשלה החליטה לסייע לתאגידים שיוקמו בדרך של השתתפות בהשקעות בפרויקטים בתחום התאגיד, כל זאת על מנת לזרז את הקמת החברות. בישראל פועלים כיום שבעה תאגידים לפי חוק זה, ועד סוף שנת 2006 צפויים לקום עוד כשבעה תאגידים. כל הרשויות המקומיות מחויבות בחוק להפעיל את משק המים והביוב שלהן באמצעות חברה עד לתחילת שנת 2008. צעד זה, כמו גם הגידול באוכלוסייה וההחמרה בתקני איכות הסביבה, צפוי להביא לגידול משמעותי בהשקעות בתחום המים והביוב.

ההשקעה הממשלתית במזומן, הצפויה בתחומי המים והביוב בשנת 2007, תעמוד על סכום של כ-1.4 מיליארד ש״ח.

תחום הבינוי והשיכון

לקראת סוף העשור הקודם התייצבו היקפי הפעילות והמחירים בענף הנדל״ן ברמה נמוכה בהשוואה לתחילת העשור. התייצבות זו נבעה בעיקר מהתמתנות קצב העלייה ומירידת היקפי הביקושים לדיור. יודגש כי מדובר בהתאמה טבעית של הענף להיקפי הביקושים הנגזרים מן הגידול הטבעי במספר משקי הבית ומהיקפי העלייה הנמוכים.

עם תחילת המיתון ועם פרוץ המאורעות הביטחוניים ברבעון האחרון של שנת 2000, חלה ירידה בהיקף הפעילות בענף. ירידה זו בפעילות נבעה מירידה בביקוש לדיור ולוותה בהתאמה של ההיצע, כפי שמתבטא בהתחלות הבנייה ובשיווק הקרקעות לבנייה למגורים. מגמות אלו הביאו לירידה במחירי הדירות מאז שנת 2000.

במהלך שנת 2006 ובמחצית הראשונה של שנת 2007 ניכרת יציבות בביקוש לדיור כפי שמשתקף ממספר התחלות הבנייה, מכירת דירות חדשות ועלייה במספר המועסקים בענף. למרות העלייה ברמת הפעילות, יש לציין כי מדובר בהתאוששות מאוחרת ומתונה ביחס לרמת הפעילות בענפי המשק האחרים. עלייה מתונה זו בביקוש לדיור לא גרמה ללחץ על המחירים שנשארו יציבים (בממוצע הארצי) במהלך השנה האחרונה.

חשוב לציין, כי ההתאוששות בהיקף הפעילות בענף מאפיינת את אזורי הביקוש במרכז הארץ. מסיבה זו אין לצפות לגידול משמעותי בהיצע הדיור, שכן ההיצע הזמין באזורי הביקוש מוגבל באופן יחסי, ולכן יתכן כי המשך התאוששות הביקוש לדיור תתבטא בהמשך מגמת עליית המחירים במרכז הארץ, זאת למרות עודפי ההיצע הקיימים בפריפריה.

משרד התחבורה

הצעת התקציב ברוטו המיועד לתחומי התחבורה השונים לשנת 2008 (סעיפים 32, 40, 79 ו-83) מסתכמת בכ-9.91 מיליארד ש"ח, מתוכם כ-558 מיליון ש"ח בהוצאה נטו לתקציב רגיל, כ-5,162 מיליון ש"ח בהוצאה נטו לתקציב פיתוח הכבישים והתחבורה הציבורית, כ-2,513 מיליון ש"ח בהוצאה נטו לתמיכות בתחבורה וכ-1,505 מיליון ש"ח לפיתוח רשת הרכבות.

תקציב שוטף

התקציב השוטף של המשרד כולל את תקציב התפעול ותקציב השכר של משרד התחבורה על יחידותיו השונות ואת התקציב השוטף של הרשות הלאומית לבטיחות בדרכים. תקציב השכר של המשרד עומד על כ-197 מיליון ש"ח המיועדים לתשלום שכר לכ-936 עובדי המשרד. תקציב הפעילות של המשרד עומד על כ-117 מיליון ש"ח ומיועד לתקצוב הוצאותיו השוטפות של המשרד, בהן הוצאות שכר דירה, דמי שימוש, ארנונה, מחשוב, אבטחה, שמירה, הנפקת רישיונות נהיגה וכו'. תקציבה השוטף של הרשות הלאומית לבטיחות בדרכים עומד על 330 מיליון ש"ח המיועדים לתשלומי שכר ל-80 עובדי הרשות (כ-18 מיליון ש"ח), להשתתפות הרשות במשטרת ישראל, במשרד החינוך ובבתי המשפט, להסברה, לחילוץ והצלה, לסיוע לרשויות המקומיות בקידום הבטיחות ולפעילויות שונות נוספות המבוצעות על ידי הרשות.

תקציב הפיתוח

הצעת תקציב הפיתוח של תשתיות התחבורה היבשתית לשנת 2008 מסתכמת בכ-5,162 מיליון ש"ח בהוצאה נטו.

ההשקעה בתשתית התחבורה היבשתית נועדה להבטיח נגישות ליעדים השונים, (לרבות אזורי פיתוח וקישורם למרכזי התעסוקה בארץ) ולאפשר רמת ניידות מֵרבית לנוסעים ולמטענים. ניידות זו משרתת את הפעילות הכלכלית ותורמת למיצוי פוטנציאל הצמיחה של המשק.

פיתוח התחבורה הציבורית

ההצעה לתקציב פיתוח התחבורה הציבורית ולהסעת המונים לשנת 2008 מסתכמת בכ-965 מיליון ש"ח בהוצאה ובכ-918 מיליון ש"ח בהרשאה להתחייב.

748 מיליון ש"ח מהתקציב מיועדים לתכנון ולקידום מערכות הסעת המונים בירושלים ובמטרופולין תל-אביב. במסגרת זו מבוצעות עבודות פינויים וקידום זמינות בתוואי מסילות הרכבת הקלה בתל-אביב ובירושלים וכן תשלום אבן דרך שנייה במסגרת מענק ההקמה בירושלים ותשלום אבן דרך לתכנון מוקדם במענק ההקמה בתל אביב.

ביולי 2001 פורסם המכרז המפורט להקמת פרויקט הרכבת הקלה בירושלים. בסוף 2002 נחתם הסכם הפעלה עם זכיין להקמת הקו הראשון, ובשנת 2006 החל הזכיין בעבודות התשתית לקו זה. לאחר עיכובים שהתגלו בתהליך, צפויה תחילת פעילות הרכבת הקלה בשנת 2010.

המכרז להקמת הרכבת הקלה בתל-אביב התפרסם בשנת 2003. בשנת 2006 נבחר זכיין להקמה ולהפעלה של המערכת, ובשנים 2007 ו-2008 צפוי הזכיין להשלים את תכנון הקו ולהגיע לסגירה פיננסית עם הגורמים המממנים.

בחיפה יימשכו בשנת 2008 עבודות תכנון והעתקת תשתיות כחלק מהקמתה של מערכת הסעת המונים המבוססת על אוטובוסים מרובי קיבולת. מערכת זו מתוכננת להפעלה בשנת 2009.

בנוסף, כ-217 מיליון ש״ח מהתקציב מיועדים לפיתוח נתיבים בלעדיים לתחבורה הציבורית ולהקמתן של מערכות בקרה, אכיפה, ניהול ותכנון תחבורה ציבורית, במסגרת המגמה לשיפור איכות הנסיעה בתחבורה הציבורית באוטובוסים ולעידוד השימוש בה.

כבישים עירוניים

תקציב הכבישים העירוניים של משרד התחבורה לשנת 2008 מסתכמת בכ-761 מיליון ש״ח בהוצאה נטו והרשאה להתחייב בסכום של כ-1,016 מיליון ש״ח. התקציב מיועד להשתתפות בהשקעה בפיתוח עורקים עירוניים ראשיים, ובעיקר להאצת הקמתם ולהשלמתם של כבישים שביצועם החל בשנים האחרונות, ביניהם רמפה 20/5 (חיבור נתיבי איילון ברמפה לכביש מס׳ 5), נתיב שלישי באיילון דרום, דרך הקישון בחיפה וכביש מס׳ 20 בירושלים.

כבישים בין-עירוניים

סך תקציב הכבישים הבין-עירוניים לשנת 2008, באחריות החברה הלאומית לדרכים, מסתכמת בכ-2,585 מיליון ש״ח בהוצאה ובכ-1,745 מיליון ש״ח בהרשאה להתחייב. תקציב המזומן מיועד לתכנון, פיתוח, בטיחות ואחזקה של רשת הדרכים הבין-עירונית באמצעות החברה הלאומית לדרכים. תקציב זה הנו נגזרת של התכנית הרב שנתית שאישרה הממשלה בדצמבר 2005 לביצוע באמצעות החברה הלאומית לדרכים לשנים 2006-2010.

התכנית הרב שנתית שאושרה כאמור לחברה, מתמקדת מחד בהאצה ובסיום של פרויקטים אשר ביצועם החל בשנים 1995-2004, ומאידך – בקידום סלילת כבישים חדשים תוך ראייה כוללת של רשת הדרכים הארצית ותוך מתן דגש על קידום כבישי הרוחב.

באמצעות החברה הלאומית לדרכים, מקודמים פרויקטים בכל חלקי הארץ כמפורט להלן:

בין **הפרויקטים העיקריים באזור המרכז**: מחלף רעננה צפון, סוללת פולג, הפרדה מפלסית בכפר-גבירול, כביש הרוחב מס׳ 531 (החברה מבצעת את סלילת הקטע המזרחי ומקדמת את זמינותו של הקטע המערבי, המבוצע באמצעות

הסקטור הפרטי) וכביש הרוחב מס׳ 431 (העבודות בכביש זה מבוצעות אף הן באמצעות הסקטור הפרטי, והחברה הלאומית לדרכים מקדמת את זמינותו לזכיין הפרטי).

בין הפרויקטים העיקריים באזור חיפה והצפון: המשך סלילת כביש מס׳ 60 בקטע איכסאל-נצרת, כביש מס׳ 90 מצומת מחניים עד לקריית שמונה, המשך העבודות בכביש מס׳ 70 בין צומת סומך לצומת אחיהוד, הקמת מחלף אור עקיבא וביצוע פרויקט צומת בינימינה- צומת פרדיס.

בין הפרויקטים העיקריים באזור הדרום: הקמת מחלף עד הלום כולל ביצוע הפרדה מפלסית בין הכביש למסילה, ביצוע שלב ג׳ (הפרדה מפלסית) של מחלף אשדוד, הרחבת כביש 3 בקטע צומת ראם-צומת נחשון והשלמת הרחבת כביש מס׳ 35 צומת ברכיה - צומת פלוגות.

בנוסף מקודמים הנושאים הבאים:

- תכנון, קידום זמינות והפקעות
- פיתוח כבישים במגזרי המיעוטים בהתאם להחלטות הממשלה בנושא
- פיתוח מערכת בקרת תנועה ותפעולה
- מחקר ופיתוח
- פרויקטים בטיחותיים כגון: הסדרת עקומות ושיפור קטעים מבחינה בטיחותית, טיפול בצמתים, הוספת אביזרי בטיחות, מעקות ועוד.

תקציב התכנית הרב שנתית כולל כאמור גם תקציב לאחזקת הכבישים הבין-עירוניים. אחזקת הכבישים תורמת לחיסכון בעלויות התפעול והזמן של המשתמשים ולהפחתת מספרן של תאונות הדרכים. הפעולות העיקריות בתחום האחזקה הן ריבוד ושיקום המיסעה, אחזקת גשרים ומחלפים, אחזקת אמצעי תאורה ותמרורים ותחזוקה שוטפת של רשת הכבישים.

עוד החליטה הממשלה לקדם מספר פרויקטים מרכזיים בשיתוף הסקטור הפרטי:

במהלך שנת 2002 פורסם מכרז למיון מוקדם (P.Q) לביצוע כביש רוחב מס׳ 431 (מודיעין ראשל״צ) הכולל מימון, הקמה, תפעול ותחזוקה של הכביש תמורת מענק הקמה ותשלומים חצי שנתיים במשך תקופת ההתקשרות. בתום תקופה זו יוחזר הכביש למדינה. בחודש יולי 2005 נחתם הסכם עם הזכיין הזוכה במכרז, בוצעה סגירה פיננסית לפרויקט והחלו עבודות בתוואי הפרויקט.

בחודש יולי 2005 פורסם מכרז מיון מוקדם (P.Q) לביצוע הקמה, תפעול ותחזוקה של כביש מס׳ 531, כביש רוחב המחבר את כביש 6 דרך רעננה לאזור קיבוץ שפיים יחד עם הארכת כביש מס׳ 20 (נתיבי איילון) מהרצליה עד שפיים והקמת שלוחה חדשה לרכבת בקו כפר סבא-רעננה-הרצליה. חמש קבוצות עברו את שלב המיון המוקדם, וארבע מהן

עתידות להגיש הצעות סופיות במכרז בסוף שנת 2007. הקטע המזרחי של כביש זה, בין כביש 6 לצומת רעננה דרום, אשר בוצע באמצעות החברה הלאומית לדרכים, נפתח במהלך שנת 2007.

כחלק מהמאמץ להתמודד עם גודש התנועה בכבישים, נחקק חוק נתיבים מהירים, המסמיך את שר התחבורה להכריז על נתיב כעל נתיב מהיר (קיים או חדש). בהתאם לחוק זה, החליטה המדינה לסלול נתיב חדש, חד כיווני, בקטע שמאזור מחלף נתב״ג עד למחלף קיבוץ גלויות בתל אביב, באמצעות יזם פרטי. הנתיב המהיר נועד לנסיעת כלי רכב ציבוריים וכלי רכב פרטיים רבי תפוסה ללא תשלום אגרה, תוך מכירת עודף הקיבולת לרכבים אחרים (פרטיים שאינם רבי תפוסה). בנוסף לסלילה ולהפעלה של הנתיב המהיר בכניסה לתל-אביב, יפעיל הזכיין נתיב מהיר חד כיווני בכניסה לירושלים, על חשבון נתיב קיים, אם יתקבל אישור ועדת הכלכלה של הכנסת. בנתיב זה תהיה התחבורה הציבורית פטורה מתשלום אגרה, ועודף הקיבולת יימכר לרכבים פרטיים. בחודש אוגוסט 2007 הסתיים שלב הסגירה הפיננסית של הפרויקט והזכיין החל בביצוע עבודות הסלילה במהלך הרבעון האחרון של שנת 2007.

כביש חוצה ישראל

חברת כביש חוצה ישראל הוקמה בשנת 1993 כחברה ממשלתית לצורך קידום פרויקט כביש חוצה ישראל. בשנת 1995 התקבל בכנסת חוק כביש חוצה ישראל – כביש אגרה ובהתאם לכך פרסמה החברה, שנה לאחר מכן, מכרז בין-לאומי להקמה, הפעלה ומימון הקטע שבין כביש מסי 3 (שורק) לכביש מסי 65 (עירון), קטע שאורכו כ-86 ק״מ. בנובמבר 1997, נבחר הזכיין לביצוע הפרויקט. קטע הכביש האמור, שעלותו נאמדת בכמיליארד דולר, מומן בעיקר על ידי המגזר הפרטי. בחודש אוגוסט 2002 נפתח לתנועה קטע הדרך הראשון מנחשונים לצומת אייל, ובינואר 2004 נפתח לתנועה קטע הדרך מניצני עוז לעירון. בכך נפתח קטע הכביש כולו לתנועה.

בנוסף, החליטה הממשלה על הקמתו של קטע 18 לכביש חוצה ישראל המשתרע על פני 17 ק״מ בין ברקאי (בכביש מסי 65) לאליקים (בכביש מסי 70). סלילתו של קטע זה תאפשר לתנועה הבאה מהגליל להגיע למרכז הארץ באמצעות כביש מסי 6 ובכך תתקצר הדרך לערי המרכז, לירושלים ולדרום. בהתייחס לביצועו של קטע זה, החליטה הממשלה על הרחבת הסכם הזיכיון עם חברת ״דרך ארץ״ גם לקטע 18. כדי לקדם את הפרויקט, הוקם במימון תקציבי מחלף עירון וכן מוקם כעת מחלף עין תות. בחודש יוני 2007 נחתם הסכם פיננסי המאפשר את תחילת עבודות הזכיין, והן אמורות להסתיים בסוף שנת 2009.

בנוסף להרחבת הכביש צפונה, הוחלט על הארכתו דרומה לאורך 34 ק״מ המשתרעים ממחלף שורק (אזור גדרה) ועד דרומית לקריית גת (קטעים 19 ו-20), במימון תקציבי. מועד הסיום המשוער של קטע 19 (23 ק״מ המשתרעים משורק עד קריית גת) הנו נובמבר 2007, ו-12 הקילומטרים הנוספים של קטע 20 (מקריית גת עד מאחז) עתידים להיפתח במאי 2008.

חברת כביש חוצה ישראל פועלת כרגולטור לליווי ולבקרה על פעולות הזכיין בקטע המרכזי, לרבות בנושאי תנועה, שירות, אחזקה ומימוש רשת הביטחון על פי הסכם הזיכיון. בנוסף קיימות פעולות רבות של נושאים משלימים במרחב הזכיין, לרבות קידום חיבור כבישי הרוחב ושדרוגים שונים.

הצעת התקציב מקצה בשנת 2008 סכום של 405 מיליון ש"ח לחברת כביש חוצה ישראל. סכום זה מיועד לסיום סלילתם של קטעים 19 ו-20, השלמת עבודות בקטע 18 ותשלום חלקי של מענק הקמה לזכיין, בהתאם לחוזה הזיכיון עליו חתומה המדינה, פיקוח על פעולות הזכיין, תשלום עבור הפקעת קרקעות, השלמות שונות בקטע המרכזי, תכנון מחלפים עם כבישי רוחב חדשים, תכנון הקטעים הדרומיים והצפוניים של הכביש (מעבר לקטע 18 בצפון ומעבר לקטעים 19 ו-20 בדרום) וכן מימון פעילות החברה.

תקציב התמיכות בתחבורה

הצעת התמיכה התקציבית בתחום התחבורה תעמוד בשנת 2008 על סכום של כ-2,548 מיליון ש"ח, מתוכם 2,513 מיליון ש"ח הוצאה נטו ו-35 מיליון ש"ח בהוצאה מותנית בהכנסה. התמיכה התקציבית נחלקת באופן הבא:

סובסידיה לתעופה פנים ארצית

הצעת התקציב מקצה סכום של 3 מיליון ש"ח למימון הנחות בטיסות בקווים לראש פינה ולקריית שמונה בצפון ובקו למנחת עין יהב בערבה לתושבי המקום. מימון ההנחות לתושבים אלה נחלק בין הממשלה לבין מפעיל הקו.

סובסידיה לתחבורה הציבורית באוטובוסים

סובסידיה בסך 2,170 מיליון ש"ח מיועדת לתמוך במפעילי התחבורה הציבורית ובהנחות לקבוצות שונות באוכלוסייה על מנת להוריד את תעריף הנסיעה. הסובסידיה לתחבורה הציבורית נחלקת למספר סוגים עיקריים:

סובסידיה ישירה לתעריפים

סובסידיה בסך 1,769 מיליון ש"ח מיועדת לתמיכה שוטפת במפעילים ולמתן הנחות לכלל משתמשי התחבורה הציבורית כמפורט להלן:

- סובסידיה ישירה לתעריפים לכלל המפעילים – 975 מיליון ש"ח
- הנחות בגין שימוש באמצעי כרטוס – 222 מיליון ש"ח
- תמיכות באזרחים ותיקים – 225 מיליון ש"ח
- תמיכות בזכאים (המוכרים על ידי הביטוח הלאומי)– 22 מיליון ש"ח
- תמיכות בנוער ובילדים – 195 מיליון ש"ח
- תמיכות באוכלוסיות אחרות – 6 מיליון ש"ח
- מיגון אוטובוסים – 12 מיליון ש"ח
- בקרה ופיקוח – 18 מיליון ש"ח
- סככות המתנה – 2 מיליון ש"ח
- רזרבה – 72 מיליון ש"ח.

סובסידיה לרכישת אוטובוסים

הסובסידיה לרכישת אוטובוסים מסתכמת ב-401 מיליון ש״ח. בהתאם להסכמים הקיימים בין הממשלה לבין מפעילי התחבורה הציבורית הוותיקים (ובראשם ״אגד״ ו״דן״), מממנת הממשלה את עלות חידוש צי האוטובוסים המופעלים בתחבורה הציבורית בהתאם להיקפים מוסכמים מראש. יצוין כי מפעילי התחבורה הציבורית החדשים, אשר זכו במכרזי משרד התחבורה להפעלת השירות, אינם מסובסדים במימון רכישת אוטובוסים.

סובסידיה לרכבת

התמיכות ברכבת בשנת 2008 מסתכמות בכ-315 מיליון ש״ח , מתוכם כ-305 מיליון ש״ח מהווים סובסידיה שוטפת, הנקבעת בהתאם להסכם שבין הממשלה לחברת הרכבת ומממנת את הפער בין הוצאותיה השוטפות של חברת הרכבת לבין הכנסותיה מנוסעים. 10 מיליון ש״ח מיועדים לתקצוב חברת הבקרה המבקרת את פעילות הפיתוח של חברת רכבת ישראל.

תמיכות שונות

התמיכות השונות מסתכמות ב-60 מיליון ש״ח.
היקף התמיכה הממשלתית בתחום הספנות עומד על כ-24 מיליון ש״ח. מתוך סכום זה מעביר משרד התחבורה תשלומים בהיקף שנתי של כ-20 מיליון ש״ח כתמיכה בספנות הישראלית, בהתאם להחלטת ממשלה, אשר מטרתה סבסוד אניות בבעלות צי ישראלי; 4 מיליון ש״ח נוספים מועברים על ידי משרד התשתיות לתמיכה באניות אסטרטגיות - אניות המובילות דלק ופחם.

בנוסף מתוקצבים 39 מיליון ש״ח, המהווים רשת ביטחון, לרשות שדות התעופה בגין הגירעון השוטף הצפוי במעברי הגבול היבשתיים בין ישראל לירדן ולמצרים ובמעברים היבשתיים עם הרשות הפלשתינאית, וכן בעבור החזר השקעות של הרשות במסופים, השקעות שהתבצעו בעבר. כל זאת על פי הסכם בין הממשלה לרשות שדות התעופה, האחראית על תפעול ועל פיתוח מעברים אלה. עקב המצב הביטחוני-מדיני ירדה בשנים 2001-2003 התנועה במעברים בכ-50 אחוזים. כתוצאה מכך פחתו הכנסות המסופים וגדל הגירעון התפעולי של יחידת המסופים. בשנת 2004 החל להסתמן גידול בכמות הנוסעים והמטענים במעברים היבשתיים, עם זאת הוא לווה בעלייה בעלויות התפעול בשל החמרת דרישות הביטחון במסופים. ניתן לשייך את עיקר הפער שבין הכנסות המעברים היבשתיים וההוצאות הנדרשות להפעלתם למסוף קרני, אשר צפוי לרשום בשנת 2008 גירעון של כ-30 מיליון ש״ח בתפעול השוטף.

תקציב הפיתוח של חברת רכבת ישראל

תקציב הפיתוח של חברת רכבת ישראל נכלל בסעיף 83 - הוצאות פיתוח אחרות במסגרת תחום הפעולה – תמיכה בחברות (8306). התקציב בשנת 2008 עומד על 1,505 מיליון ש״ח, המיועדים לתקצוב תכנית הפיתוח הרב שנתית של חברת רכבת ישראל.

תכנית הפיתוח החלה בשנת 2003 וצפויה להימשך עד לשנת 2013. בהתאם להחלטת הממשלה מיום 12 באוגוסט 2007, במסגרת דיוני התקציב לשנת 2008, יעמוד היקפה הכולל של תכנית הפיתוח על סכום שלא יעלה על 29,536 מיליון ש״ח.

עד לסוף שנת 2007 יוצאו כ-10 מיליארד ש"ח במסגרת התכנית, והיתרה תבוצע בשנים 2008-2013. תקציב הפיתוח ממומן בחלקו מכספי קרן החזרי המס ברכבת, הסכום אשר היקפו עומד כיום על כ-1.3 מיליארד ש"ח.

בשנת 2008 צפויות להסתיים העבודות בקו תל אביב-מודיעין ובהכפלת הקו לכפר סבא. כמו כן צפויות להתבצע עבודות במספר קווים נוספים ביניהם: קו אשקלון באר שבע, הקו המהיר תל אביב-ירושלים, קו משה דיין-פלשת, קו מוצקין-נהרייה וקו איילון דרום. בנוסף תקודם זמינותם של מסילת החוף, קו העמק וקו עכו כרמיאל, יימשכו העבודות להכפלה ולשדרוג של המסילה לבאר שבע ויבוצעו הפרדות מפלסיות בכ-40 מפגשי כביש מסילה. בנוסף לפרויקטים אלו תמשיך חברת הרכבת בביצוע תכנית ההצטיידות ותרכוש כ-80 קרונות נוספים ו-6 קטרים, וכן תמשיך בפעילות שדרוג מערך התקשורת, המחשוב והבקרה ואחזקת הציוד הנייד.

תקציב הרשות הלאומית לבטיחות בדרכים

תקציב הרשות הלאומית לבטיחות בדרכים עומד בשנת 2008 על 550 מיליון ש"ח. התקציב נכלל בשני סעיפים תקציביים שונים: תקציב שוטף בסעיף 40 בסך 33 מיליון ש"ח המיועד, בין היתר, להשתתפות בתקציב משטרת ישראל והנהלת בתי המשפט לשם עיבוי מערך האכיפה והשפיטה, השתתפות בתקציב משרד החינוך, סיוע לרשויות המקומיות בפעילות בטיחותית והסברה. תקציב הפיתוח של הרשות העומד על 220 מיליון ש"ח נכלל בסעיף 79 ומיועד להקמת תשתיות בטיחותיות ברשויות המקומיות ולתיקון ליקויים בטיחותיים בתשתיות הקיימות. כספים אלו מוקצים לרשויות בהתאם לקריטריונים בטיחותיים.

שינויים מבניים בתחבורה

התחרות בתחבורה הציבורית

ביום 8 בינואר 1997, החליטה הממשלה על פתיחת ענף התחבורה הציבורית לתחרות, באמצעות הקצאת רישיונות להפעלת קווי שירות בהליך תחרותי. על מנת לקדם ולהאיץ את ביצוע הרפורמה כאמור, הוקמה מינהלת תחבורה ציבורית במשרד התחבורה, שהופקדה על גיבוש תכניות עבודה ועזרה לממשלה ביישומן.

במסגרת עבודת הממשלה ליישום ההחלטה בדבר פתיחת הענף לתחרות ובמקביל לפרסום המכרזים, התברר כי קיימים בענף מספר חסמים העלולים לעכב באופן משמעותי יישום רפורמה חשובה זו. החסמים העיקריים הדורשים טיפול הם השליטה של הקואופרטיבים על תשתיות התחבורה הציבורית ואפשרות הפעלת אמצעי כרטוס משותפים עם מפעילים חדשים.

על מנת לטפל בבעיית התשתיות, החליטה הממשלה להסדיר את נושא השליטה בתשתיות התחבורה הציבורית. במסגרת זו אושרה בכנסת הצעת חקיקה ממשלתית, לפיה הוטלה חובת רישוי להפעלת תחנות מרכזיות ומסופים לתחבורה ציבורית, בה יחויב המפעיל להעניק שירותי תשתית לכל מפעיל שיפעל בענף. כמו כן, במהלך 1999 הכריז הממונה על ההגבלים העסקיים על "אגד", חברת "נצב"א" וחברת "מפעלי תחנות" כבעלי מונופולין בתחום שירותי התחבורה

הציבורית והתשתית המרכזית המשמשת את הענף. כן הכריז הממונה על ההגבלים העסקיים על הסדר הבלעדיות שבין "אגד" ל"נצב"א" ולמפעילי התחנות, כהסדר כובל ולכן בלתי חוקי.

על מנת לטפל בבעיית הכרטוס המשותף תוקנה פקודת התעבורה באופן שהמפקח על התעבורה הוסמך לחייב את כיבודם של אמצעי כרטוס משותפים למפעילים שונים. בהתאם לתיקון זה יושם בשנים האחרונות כרטוס משותף במספר רב של אזורים בין מפעילי התחבורה הציבורית לרבות חברת רכבת ישראל. כמו כן, המשרד עוסק בהטמעת השימוש בכרטיס חכם אשר יאפשר כרטוס אחיד אצל מפעילי התחבורה הציבורית.

עד היום הוצאו לתחרות כ-16 אחוזים מפעילות "דן" וכ-17.2 אחוזים מפעילות "אגד". במסגרת תכנית התחרות ועל פי ההסכמים עם חברת "דן" ועם קואופרטיב "אגד" יוצאו לתחרות עד לשנת 2009 כ-25 אחוזים מפעילות המפעילים הוותיקים. כמו כן הופרטו שירותי התחבורה הציבורית בבאר שבע ונבחרו בהליך מכרזי מפעילים למודיעין ולביתר עלית.

ב-12 באוגוסט 2007, החליטה הממשלה על המשך תהליך התחרות בתחבורה הציבורית, תוך הגברת היקף וקצב התחרות והוצאת כלל קווי התחבורה הציבורית לתחרות בתוך תשע שנים מיום סיום תוקפם של הסכמי התחרות הקיימים (1 בינואר 2009). החלטת הממשלה קובעת כי קצב הוצאת הקווים יעמוד על 5 עד 15 אחוזים מהיקף התחבורה הציבורית מדי שנה, וכי בתוך חמש שנים תוצא לתחרות לפחות מחצית מפעילות המפעילים ההיסטוריים. בחירת המפעילים החדשים תיעשה בהליך תחרותי תוך שימת דגש על שיפור השירות לציבור וקביעת מדדי שירות וסטנדרטים אחידים לשירות, וזאת בהתבסס על בקרה מקיפה על פעילות הזכיינים. התגמול לזכיינים בגין הפעלת השירות יותנה גם הוא בעמידת המפעיל במדדי שירות, ומשך תקופת הזיכיון ייקבע בהתאם לעמידת המפעיל במדדים אלו. כמו כן הוחלט על חידוש מערך הרישוי בתחבורה הציבורית ועל הגדרתם של אשכולות שירות, בהם ייקבעו קריטריונים מחייבים להפעלת שירות מחד גיסא ותתאפשר גמישות תכנונית למפעיל התחבורה מאידך גיסא. החלטת הממשלה כאמור אף קובעת כי מפעילי התחבורה הציבורית יחויבו לקיים כרטוס משותף ולהשתתף במרכז מידע ארצי לתחבורה ציבורית. אמצעים משלימים אלו יאפשרו שילוביות בין מפעילי התחבורה הציבורית ובינם לבין מערכות הסעת ההמונים.

שינויים מבניים להשגת יעדי מדיניות הממשלה בתחום התחבורה האווירית

תשתיות לשינוע מטענים אוויריים

חברת ממ"ן מהווה מונופול בתחום ניטול המטענים הלא חקלאיים המובלים בדרך האוויר, ולפיכך תעריפיה מפוקחים. בסוף שנת 1999 נחתם הסכם בין הממשלה לבין רשות שדות התעופה ובין חברת ממ"ן המסדיר, בין היתר, את פתיחת הענף לתחרות. הסכם זה אושר בוועדת שרים לכלכלה. בעקבות זאת פרסמה רשות שדות התעופה מכרז למפעיל נוסף שיקים ויפעיל מסוף מטענים בנתב"ג (P.Q) ובחודש מאי 2002 פורסם המכרז המפורט. תאגיד של חברות העוסקות בתחום מטענים, בראשות חברת "סוויס פורט", נבחר להקים את מסוף המטענים הנוסף. המסוף נמצא בהקמה וצפוי להתחיל את פעילותו ברבעון הראשון של שנת 2008.

בעקבות עתירה של ארגון המשלחים לבג״צ בדרישה לאפשר פעילות שינוע מטענים אוויריים מחוץ לגבולות נתב״ג, הוקמה ועדה בין-משרדית אשר בחנה היתכנות של פעילות מעין זו. בחודש יולי 2004 הגישה הוועדה את המלצותיה, לפיהן אכן תתאפשר הקמת מסופי מטען מחוץ לנמל התעופה הן בהיבט המכסי, הן בהיבט הביטחוני והן בהיבט התפעולי. על מנת לאפשר את כניסת המפעיל הנוסף, החליטו שרי התחבורה והאוצר כי פעילות מסופי מטען חיצוניים תותר החל ממחצית 2010 (חמש שנים ממועד החלטת שר התחבורה להעניק הגנת תעשיית ינוקא למפעיל הפנימי הנוסף).

קידום התחרות בענף התעופה הבין-לאומי

כפועל יוצא של מדיניות הממשלה לעידוד התחרות בענף התעופה הבין-לאומי, החליטה הממשלה, במסגרת דיוני תקציב 2006, לפעול לשינוי חוק רישוי שירותי התעופה, התשכ״ג-1963, באופן בו שר התחבורה, בבואו להפעיל את שיקוליו לעניין אישור רישיון או חידושו וכן לעניין קביעת תנאים ברישיון (לרבות תדירות הטיסות), יהיה מחויב לפעול בהתאם למטרה של עידוד תחרות בת קיימא בענף לטובת רווחת ציבור המשתמשים (אזרחי מדינת ישראל ותיירים) ולתועלת המשק. כמו כן, בטרם יקבל השר את החלטותיו כאמור, יהיה עליו להתייעץ בנושא עם שר התיירות וכן תובא בפניו עמדתה של ועדה מקצועית בין-משרדית. בנוסף לשינוי חוק רישוי שירותי התעופה כאמור, במהלך שנת 2006 ניתן היתר לכניסת מוביל ישראלי סדיר נוסף בקו לניו יורק.

במסגרת דיוני תקציב שנת 2007, החליטה הממשלה, בהמשך להחלטתה משנת 2006 ובמטרה לעודד את התחרות בתחום התעופה האזרחית לישראל וממנה, לפעול לקידום הסכם תעופה אחיד עם מדינות האיחוד האירופאי שנועד בעיקרו לאפשר את כניסתם של מובילים סדירים נוספים לענף, לרבות חברות Low Cost. במחצית השנייה של שנת 2007 החלו השיחות עם נציגי האיחוד האירופאי לעניין זה. עוד החליטה הממשלה במסגרת זו לפעול לתיקון חוק ההגבלים העסקיים, התשמ״ח-1988, כך שיבוטל הפטור מתחולת חוק זה על התובלה הבין-לאומית באוויר בכל הנוגע להסדרים כובלים בין מובילים ישראליים ולהסדרים כובלים בין מוביל ישראלי למוביל זר או בין מובילים זרים בלבד. הסדרים כובלים כאמור יהיו כפופים לאישור הממונה על ההגבלים העסקיים בדומה לכל ענף אחר, אלא אם כן אישרו הסדר זה שר החוץ ושר התחבורה בהתייעצות עם שר האוצר ולאחר קבלת חוות דעת מהממונה על ההגבלים העסקיים וזאת ממניעים של יחסי חוץ, לרבות יחסי חוץ כלכליים-מסחריים או ממניעים של הבטחת רציפות זכויות הטיס. בהמשך להחלטה האמורה אושר תיקון החוק כאמור במסגרת חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית) לשנת הכספים 2007.

פיתוח תשתיות תעופתיות

בחודש נובמבר 2004 הושלם פיתוח שלב א׳ של פרויקט נתב״ג 2000 (טרמינל 3) בהשקעה כוללת של כ-800 מיליון דולר. כאשר תעלה תנועת הנוסעים, צפוי להסתיים שלב ב׳ של הפרויקט, והוא יאפשר מעבר של כ-16 מיליון נוסעים בשנה. על פי החלטת המועצה הארצית לתכנון ובנייה, יש למצוא חלופה לבניית שדה תעופה משלים לנתב״ג שיהיה ערוך לקליטת תנועה בין-לאומית, כשזו תעלה על 16 מיליון נוסעים בשנה. צוות התכנון איתר ארבעה אתרים אפשריים לשדה התעופה המשלים: שדה תעופה בים, שדה תעופה בנבטים ושדות תעופה בציקלג א׳ ובציקלג ב׳ אשר בדרום הארץ. בנוסף החל המשרד לבדוק את האפשרות של הקמת שדה תעופה בין-לאומי נוסף לנתב״ג באזור מגידו.

שינוי מבני בנמלים

עד שנת 2005 הופעלו נמלי הים המסחריים בישראל על ידי רשות הנמלים. הרשות הייתה תאגיד סטטוטורי שהוקם על פי חוק בשנת 1961, והייתה ממונה על כל ההיבטים המרכזיים בפעילות הנמלים: מימון ופיתוח הנמלים, גיוס כוח אדם ומדיניות השכר, התעריפים המשולמים על ידי הלקוחות, פעילויות מסחריות והיבטים נוספים.
המבנה הריכוזי ותהליך קבלת ההחלטות הובילו לכך שלנמלים חסרה עצמאות, הן מבחינה כלכלית והן מבחינה מסחרית, ולכן לא התקיימה תחרות ממשית בין הנמלים השונים. להיעדר תחרות בין הנמלים השלכות שליליות כבדות על המשק בכלל ועל סחר החוץ הישראלי בפרט. בין ההשלכות השליליות ניתן לציין את העלויות הגבוהות המתבטאות בתעריפים גבוהים המשולמים על ידי המשתמשים, תפוקות נמוכות ביחס לנמלים אחרים, ניצול נמוך ולא יעיל של התשתיות, המתנת אניות ושיבושים תכופים בפעילות הנמלים.

בשנת 2003 קיבלה ממשלת ישראל החלטה על שינוי מבני בנמלי הים שעיקריה הפיכת הנמלים השונים לחברות ממשלתיות עצמאיות, הקמת חברה ממשלתית לנכסים (חברת נמלי ישראל - פיתוח ונכסים בע״מ), שתחכיר את הנכסים לחברות הנמלים השונות ותהיה אחראית לפיתוח עתידי של הנמלים, וכן הקמת רשות ספנות ונמלים ממשלתית בתוך משרד התחבורה, שתפעל כרגולטור להסדרת פעילות יעילה ותחרותית של הנמלים. בהמשך להחלטה זו נחקק חוק רשות הספנות והנמלים התשס״ד-2004 אשר היווה את המסגרת החוקית לשינוי המבני עליו החליטה הממשלה ושבהמשך לו נחתם, במהלך חודש פברואר 2005, הסכם עם ההסתדרות החדשה נציגת העובדים. בהסכם זה הוסדרו זכויות עובדי הנמלים בד בבד עם הסכמתם למעבר לחברות הממשלתיות החדשות, לפעילות נמלית של מספנות ישראל ולהפרטה מדורגת של הנמלים עם אפשרות להפרטתן המלאה בעתיד תוך התחייבות לשקט תעשייתי למשך חמש שנים.

כצעד משלים לשינוי המבני, בכוונת משרד האוצר ומשרד התחבורה לערוך גם שינוי במבנה התעריפים של הנמלים החל מינואר 2008. מבנה התעריפים החדש מבוסס על עלויות השירותים הניתנים בנמלים ומטרתו למנוע סבסוד צולב הן בין המשתמשים השונים והן בין השירותים השונים הניתנים בנמל. רפורמה זו בתעריפי הנמלים עתידה לתת מענה הולם לעיוותים השונים הנגרמים משיטת התעריפים הנוכחית.

פעילות עצמאית של הנמלים וניתוק הקשר ביניהם לבין רשות מרכזית תוך מתן כלים פיננסיים מסחריים ותשתיתיים לנמלים, יאפשרו תחרות מסוימת בין הנמלים, וזו צפויה להביא לשיפור רמת השירות ולהוזלת עלויות למשתמשים.

שינויים מבניים במערך הרישוי

מדיניות הממשלה הינה להקטין את מעורבותה בתחום הביצוע והתפעול ולהתרכז בפעילות פיקוח, בקביעת מדיניות ובתקינה. כמו כן הציבה לעצמה הממשלה מטרה להגביר את רמת התחרותיות במשק כאמצעי מרכזי להפחתת תעריפים ולשיפור רמת השירות הניתנת לציבור. לאור זאת החליטה הממשלה לבצע מספר שינויים מבניים בתחומים שיפורטו להלן:

שינויים באגף הרישוי – בשנים האחרונות הוחל בביצוע מספר שינויים מבניים באגף הרישוי. במסגרת השינויים צומצמה פרישׂת משרדי הרישוי ברחבי הארץ והחלה הוצאת פעולות למיקור חוץ ולפיתוח והרחבה של השימוש באמצעים טכנולוגיים ובשירותים מקוונים למתן השירות לציבור בתחום הרישוי, ובכלל זה:

- ניתנה אפשרות לבצע תשלומי אגרות באמצעות כרטיסי אשראי באופן מקוון; מענה קולי ממוחשב ומענה האנושי (מרכז שירות טלפוני); ואתר האינטרנט של המשרד.
- הושלם תהליך המיון המוקדם (P.Q) ומקודם הליך מכרזי להפעלת תחנות שירות בפרישׂה ארצית רחבה, בהן יינתנו מגוון שירותים בכל הקשור להנפקת רישיונות נהיגה ורכב על ידי זכיינים פרטיים.
- בספטמבר 2007 יופעלו מבחני נהיגה עיוניים על ידי גורמים פרטיים בפרישׂה ארצית ובאופן ממוחשב.
- תחנות צילום לכל בעלי רישיונות הנהיגה ולומדי הנהיגה מופעלות בפרישׂה ארצית
- שלושה זכיינים מפעילים קורסי חובה להכשרת נהגים בפרישׂה ארצית.

שינויים מבניים נוספים בענף התחבורה

ייבוא כלי רכב – הוועדה הבין-משרדית שדנה בנושא פתיחת ענף הרכב לייבוא מקביל (שלב א׳) ערכה מעקב שוטף אחר ההתפתחויות בענף הרכב בארץ והעלתה כי הסרת המגבלה של ״יבואן בלעדי״ תוך חיוב קשר ישיר עם יצרן הרכב, גם אם לא בלעדי, לא הביאה להגדלת מספר השחקנים בענף או לייבוא רכב מיצרן כלשהו באמצעות שני יבואנים. מתוך רצון לנתח את הסיבות לכך, הוחל בבדיקה מקיפה של הכדאיות הכלכלית ביצירת ייבוא מקביל מיצרן הרכב, כאשר התנאי הבסיסי הוא שלא תהיה פגיעה בהיבטים של בטיחות, תקינה, שירות ואחריות. המלצות הוועדה (שלב ב׳) הוגשו ואושרו בשלהי 2004. עיקרן הוא קביעת מודל לייבוא מקביל המבוסס על ביטול הקשר המחייב בין ייבואן הרכב לבין יצרן הרכב, תוך הבטחת שירות הולם ללקוח באמצעות חקיקה מתאימה ובניית מנגנון לפיקוח ולאכיפה.

הוועדה קבעה כי ניתן ליישם מנגנון שיביא להיווצרותו של ייבוא מקביל חילופי לייבוא מיצרן הרכב, תוך יצירת חסמי כניסה נמוכים מאלה הקיימים, אך עדיין גבוהים דיים על מנת להבטיח ייבוא מסודר ושוטף.

במהלך שנת 2007 החל משרד התחבורה לפעול לחקיקה וליישום המהלך בתיאום עם משרד האוצר.

שימוש בהנעות חלופיות – ייבוא והסבה של רכב להנעה בגפ"מ (גז פחמימני מעובה) - החל משנת 2002 הותר השימוש ברכב המונע בגפ"מ ואושרו מוסכים לתחזוקה. התרת השימוש בגפ"מ מאפשרת נסיעת כלי רכב "נקיים" בעיקר במרכזי הערים ומצמצמת את רמות פליטת המזהמים. בשנת 2006 הותר השימוש בהנעה באמצעות גז לרכבים מכל שנות הייצור.

התרת השימוש ברכב היברידי – במהלך 2004 אישר משרד התחבורה ייבוא של רכב עם הנעות היברידיות - שילוב של דלק וחשמל: מנוע בנזין, מנוע חשמלי ומצברים. מטרת השימוש בכלי רכב היברידיים היא חיסכון בתצרוכת דלק המביא הן לחיסכון כלכלי ישיר והן להפחתת רמת פליטת המזהמים ופליטת הגזים המשפיעים על אפקט החממה. במקביל פורסם צו המפחית את מס הקנייה על כלי רכב היברידיים מ-95 אחוזים כמקובל לגבי כלי רכב רגילים ל- 40 אחוזים.

תקני Euro 4 – החל מ-1 באוקטובר 2006 נדרשים רכבים במשקל העולה על 3.5 טון, המונעים באמצעות מנוע דיזל (לרבות אוטובוסים ומשאיות) לעמוד בתקני Euro 4 . רכבים אלו פולטים כמות מופחתת של מזהמים, במיוחד חלקיקים המהווים את אחד הגורמים המסוכנים בפלטת מנועי הדיזל.

עדכון הבדיקות התקופתיות לרכב בנזין – במסגרת דרישות התקינה האירופאית מבוצעת, החל ממארס 2006, בדיקה נוספת לרכב המונע בבנזין, הכוללת בדיקת CO בסיבובי מנוע גבוהים. בדיקה זו מסייעת בהערכת תקינות הממיר הקטליטי והיא תהווה אינדיקציה טובה יותר על פעולת עבודת מנוע הרכב. לאחרונה אישרה הכנסת את עדכון תקנות התעבורה. מכוני הרישוי מבצעים כיום את בדיקת ה-CO במועד חידוש רישיון הרכב השנתי.

משרד התשתיות הלאומיות

הצעת התקציב של משרד התשתיות הלאומיות לשנת 2008 (סעיף 34) מסתכמת בכ-199 מיליון ש"ח בהוצאה וכ-5 מיליון ש"ח בהרשאה להתחייב. מזה, משרד התשתיות הלאומיות (סעיף 34) כ-83 מיליון ש"ח בהוצאה וכ-5 מיליון ש"ח בהרשאה להתחייב; והוצאות משק הדלק (סעיף 3210) כ-117 מיליון ש"ח בהוצאה.

נושאים מרכזיים בתחום האנרגיה

משק החשמל

מבנה ענפי תומך תחרות – בהתאם להחלטת הממשלה מספר 125, מיום 22 באוגוסט 1999, ובהתאם לחוק משק החשמל התשנ"ו-1996, יש לפעול ליישום השינוי המבני במשק החשמל במטרה ליצור תנאים להתפתחותה של תחרות לטובת כלל הצרכנים.

במארס 2003, הוגשו לשר האוצר ולשר התשתיות הלאומיות המלצות הוועדה לשינוי מבני במשק החשמל. עיקרי ההמלצות הן יצירת מבנה תחרותי מבוזר שמטרתו להבטיח אספקת חשמל זמינה, אמינה ויעילה. במבנה היעד תיושם הפרדה בין כל המקטעים הפועלים כיום כמונופול אנכי - ייצור, הולכה, חלוקה ואספקה. מקטע הייצור יפוצל למספר חברות ויפעל בתחרות; במקטע ההולכה יפעל מונופול טבעי מפוקח; ומקטע החלוקה יפוצל למספר חברות אזוריות. במבנה היעד יפעל מנגנון למסחר במקטעים התחרותיים.

במהלך 2003, בעקבות המלצות הוועדה הבין-משרדית לשינויים מבניים במשק החשמל, אושר תיקון לחוק משק החשמל, לפיו הוטלו מגבלות על אחזקה צולבת בין מקטעי משק החשמל (ייצור, הולכה וחלוקה). בהתאם לתיקון החוק, החל ממארס 2006 תופרדנה פעילויות חברת החשמל במקטעים השונים.

בסוף שנת 2003 מינו שר האוצר ושר התשתיות הלאומיות ועדה בראשות מנכ"ל משרד האוצר ומנכ"ל משרד התשתיות הלאומיות, על מנת שתגיש המלצות בדבר אופן יישום השינוי המבני בהתאם לחוק משק החשמל. חברת הייעוץ KPMG, אשר נשכרה לייעץ לממשלה בדבר אופן יישום השינוי המבני האמור, קבעה בשנת 2005, כי ניכר חוסר יעילות בעבודה ובהון הנאמדים ביותר ממיליארד ש"ח בשנה.

ביום 15 באוגוסט 2004, קיבלה הממשלה החלטה מספר 2429, בדבר יישום השינוי המבני במשק החשמל. כמו כן הטילה הממשלה על שר האוצר ועל שר התשתיות הלאומיות לפעול בהתאם לסמכותם לפי כל דין לביצוע המלצות הוועדה.

בהמשך להחלטה זו, הוקם צוות בין-משרדי ליישום החוק בהשתתפות מנכ"ל משרד האוצר, מנכ"ל משרד התשתיות הלאומיות, מנכ"ל חברת החשמל ומנהל רשות החברות הממשלתיות. הצוות עסק, גם באמצעות יועצים מומחים

בתחום, בסוגיות השונות הכרוכות ביישום החוק, ובפרט בהרכב חברות הבת שתוקמנה לייצור ולחלוקה, באופן הטיפול בנכסים ובהתחייבויותיה של החברה. כמו כן, מנכ״ל משרד האוצר ומנכ״ל משרד התשתיות הלאומיות סיכמו עמדה לעניין יישום חוק משק החשמל.

החלטת הממשלה בדבר "שינוי מבני במשק החשמל" כחלק מההחלטות על תקציב 2007 – בעקבות עבודת הצוות ומסמך המנכ״לים, כאמור לעיל, קיבלה הממשלה החלטה מפורטת מספר 563 מיום 12 בספטמבר 2006, על אופן פיצול חברת החשמל לישראל, וכן הסמיכה צוות להידברות בין המדינה לבין ההנהלה ועובדי החברה אודות השינוי המבני ולעריכת מו״מ עם ועד העובדים על זכויותיהם. חוק משק החשמל (תיקון מספר 5), התשס״ז-2007 כולל פיצול של מקטע הייצור לארבע חברות ייצור לפחות, בעלות תמהיל דלקים דומה; ופיצול של מקטע החלוקה לארבע חברות, חברת בת להולכה וחברה ממשלתית נפרדת לניהול המערכת, הכוללת את ניהול הסחר ואת התכנון לטווח ארוך. כמו כן נקבע, כי השירותים הנוספים (כגון נושאי התכנון והביצוע של חברת החשמל לישראל) יוצאו מהחברה לחברות בת, וכי בהמשך תוכל חברת החשמל לישראל לעסוק בתחומים נוספים, מעבר לתחום החשמל.

עוד נקבע בחוק משק החשמל כי עד ליום 2 בנובמבר 2007, יוציאו השרים, בהתאם להסכמות שיושגו במו״מ המתקיים בין נציגי הממשלה לבין נציגות העובדים, צווים מפורטים ליישום הרפורמה וכי אם לא תושג הסכמה, יוציאו צווים התואמים את מבנה חברת החשמל כפי שהוא בא לידי ביטוי בחוק משק החשמל.

יצרנים פרטיים – ייצור חשמל פרטי הינו כלי משמעותי בפתיחת משק החשמל לתחרות. הוא צפוי לענות על הצורך בגיוון מקורות ועל יצירת מסגרת שוק תחרותית תוך הפחתת עלויות בייצור החשמל. זאת ועוד, בשנים הקרובות יהיה צורך להגדיל את כושר ייצור החשמל של המשק הישראלי, על מנת לעמוד בביקושי המשק ההולכים וגדלים, וכדי להתאים את היצע החשמל במדינה לביקוש. על כן גוברת החשיבות שבעידוד ובקידום ייצור חשמל פרטי. כיום, על אף החלטת הממשלה בדבר עידוד ייצור חשמל פרטי, לפיה הוא אמור להגיע ל-20 אחוזים מכלל הייצור במשק, הייצור הפרטי נע בין 2 ל-3 אחוזים בלבד מייצור החשמל במשק.

בשנה האחרונה ניכרת התקדמות רבה לקראת הקמת תחנות כוח פרטיות לצורך ייצור חשמל עצמי ולצורך ייצור חשמל ומכירתו לצרכנים סופיים ולרשת החשמל הארצית. זאת בעיקר עקב כניסת הגז הטבעי למשק הישראלי. עם זאת, עדיין קיימים חסמים המונעים את הקמת תחנות הכוח – חסמים הנוגעים להסדרת ההתקשרות בין חברת החשמל לישראל ליצרנים הפרטיים ולעדכון ההסדרה הרגולטורית על ידי גורמי הממשלה.

שיטת הרישיונות היא השיטה בה פועל כיום משק החשמל הפרטי, והיא צפויה להביא להקמה מהירה של תחנות כוח ולהביא ליכולת הייצור הרבה ביותר. בנוסף, שיטה זו יעילה וטומנת בחובה עלויות נמוכות יחסית למשק הישראלי.

הקמתן של תחנות לייצור חשמל פרטי מחייבת בחינת התאמה של תעריפים ואמות מידה, באופן שיאפשר ליזמים ליצור התקשרויות לטווח ארוך עם ספקים וצרכנים ולהסדיר את השגת מימון ההון הזר הדרוש לצורך הקמת התחנות.

בהתאם לכך, ביום 12 באוגוסט 2007, החליטה הממשלה בהחלטה מספר 2178, לאשר את שיטת הרישיונות לייצור חשמל פרטי; להקים צוות הסרת חסמים בין-משרדי; ולהנחות את הרשות לשירותים ציבוריים – חשמל לבחון את

התאמת התעריפים ואת אמות המידה הניתנות לבעלי רישיונות ייצור, באופן שיזרז את הקמתן של תחנות כוח באמצעות יצרני חשמל פרטיים, ולדווח לשר האוצר ולשר לתשתיות לאומיות על התקדמות הטיפול בנושא.

אנרגיות מתחדשות – בשנים האחרונות התחזקה בעולם המודעות לשימוש באנרגיות מתחדשות. מדינות רבות משקיעות בפיתוח ובהקמה של תחנות כוח המבוססות על אנרגיות נקיות מתוך שיקולי איכות הסביבה, עליית מחירי האנרגיות המתכלות והתלות בספקי אנרגיות מתכלות. מתוך כך התחזקה ההבנה כי מאגרי האנרגיות המתכלות לא יישארו לעד וכי ישנו צורך בגיוון מקורות אנרגיה.

על מנת לקדם ייצור חשמל באנרגיות מתחדשות, החליטה הממשלה ביום 12 באוגוסט 2007, בהחלטה מספר 2178, לקדם שימוש באמצעים שונים שיאפשרו קידום הקמת תחנות כוח באנרגיות מתחדשות. אמצעים אלו כוללים בחינה של עדכון תעריפים הניתנים לפיתוח חשמל באנרגיה סולרית ובחינת כלים מסויים שיעודדו הקמת תחנות כוח המשתמשות באנרגיות מתחדשות.

משק הדלק

קידום התחרות במקטע השיווק – בחוק משק הדלק (קידום תחרות) ישנה דרישה למרחקי מינימום בין תחנות, על מנת לקדם את התחרות ולמנוע דומיננטיות יתר של ספק דלק אחד באזור מסוים ופגיעה בצרכנים. עם זאת, תחולתו של החוק הוגבלה בזמן. ביום 12 באוגוסט 2007, העבירה הממשלה החלטה מספר 2180, לפיה יתוקן החוק כך שיוחל ללא מגבלת זמן.

עוד נקבע בהחלטה האמורה כי בעלי תחנות הדלק יחויבו לפרסם את המחירים הסופיים בהם יימכרו מוצרי הדלק, וכי פרסום המחיר יימצא במקום בולט לעין ובגודל מתאים. חלק מבעלי תחנות הדלק מפרסמים את ההנחה הניתנת על מוצרי הדלק ללא פרסום המחיר המקורי או המחיר הסופי. בפרסום מסוג זה יש משום חשש להטעיית הלקוח תוך שימוש במידע חסר. פרסום מחירים בלתי מדויק של בעלי תחנות הדלק עלול למנוע מהצרכן מידע לגבי המחיר המקורי, ההנחה ואף המחיר האמיתי המשולם עבור הדלק הנצרך.

קידום התחרות במקטע הזיקוק – בהתאם להחלטת הממשלה מספר 787 מיום 15 בספטמבר 2003, הוקם צוות בין-משרדי, אשר בחן את מכלול הסוגיות הכרוכות בפיצול בתי הזיקוק, לרבות ההסכם עם החברה לישראל ובז"ן, והגיש המלצות בנוגע לדרך המתאימה לביצוע הפיצול וההפרטה. בעקבות המלצות הצוות קיבלה הממשלה החלטה מספר חכ/107 מיום 29 ביולי 2004, על פיצול והפרטת בתי הזיקוק בשנים 2004-2005.

על פי ההחלטה נמכרו, בהליך מכרזי, בתי הזיקוק באשדוד ובחיפה, תוך הבטחת המשך הפעלתם כבתי זיקוק. החלטת הממשלה התוותה גם את עקרונות הרגולציה במשק הדלק לאחר הפיצול וההפרטה, לפיהם מתאפשר, בין השאר, מיזוג בין בית זיקוק אשדוד לחברות שיווק דלקים ולבית הזיקוק בחיפה להקים ולרכוש תחנות תדלוק, במגבלות משמעותיות הקשורות למידת הריכוזיות במשק, וכן מתאפשרת הסרת הפיקוח על מחיריהם של תזקיקים שלגביהם מתקיימת תחרות בין שני בתי הזיקוק ובינם לבין הייבוא. עם זאת, גורמי ההסדרה ימשיכו במעקב אחר ההתפתחויות במקטע זה, לרבות סוגיית המחיר בשערי בתי הזיקוק.

קידום התחרות במקטע התשתית – חברת "פי גלילות" הינה חברת תשתית המספקת שירותי אחסון וניפוק של מוצרי דלק. לחברה מספר מתקנים ברחבי הארץ. הבעלות על חברת פי גלילות הייתה משותפת למדינה ולשלוש חברות הדלק – "פז", "סונול" ו"דלק".

לאחר החלת הרפורמה במקטע שיווק הדלק בשנת 1988, ועם התפתחות התחרות במקטע השיווק וכניסת חברות שיווק נוספות למשק הדלק, החלה האחזקה המשותפת של חברות הדלק בחברה להוות מכשול להאצת התחרות, במיוחד לאור מעמדה של חברת "פי גלילות" במקטע הניפוק (החברה פעלה עד לאחרונה כמונופול בתחום הניפוק, וגם כיום היא מרכזת חלק ניכר מפעילות הניפוק במשק). בנוסף, הפעילות המשותפת של שלוש חברות הדלק הגדולות במסגרת דירקטוריון החברה עלול היה לעורר קשיים, בין היתר בהקשרים של הגבלים עסקיים ופיתוח התחרות במשק זה. לאור האמור, נמכרה במהלך שנת 2007 הפעילות במתקני פי גלילות לחברת "דלק".

מלאי חירום של מוצרי נפט – בשנת 2003 מינה שר התשתיות ועדה מתמדת לעניין מלאי החירום. הוועדה הגישה את המלצותיה לשרים בחודש אוגוסט 2007, ובהן יישום המסקנות לעניין זה ממלחמת לבנון השנייה.

שיפור איכות הדלקים לתועלת איכות הסביבה – בשנים האחרונות נעשו מספר צעדים על ידי גורמי הממשלה במטרה להפחית את זיהום האוויר הנובע משימוש בדלקים. בתוך כך הוחל בהיערכות לקראת הטמעת דלקים ידידותיים לסביבה שאיכותם מתבססת על תקני איכות סביבה אירופיים.

פעילות כנגד תופעות עברייניות במשק הדלק – בשנת 2005 הוחל במהלך חיוני לצמצום תופעת תחנות הדלק הלא חוקיות ("פיראטיות") באמצעות פעילות כנגד ספקי הדלק לאותן תחנות. בהתאם לחוק החדש שנחקק, חוק משק הדלק (איסור מכירת דלק לתחנות מסוימות) התשס"ה- 2005, אין למכור דלק לתחנת תדלוק ציבורית שאין ברשותה לפחות היתר בנייה או רישיון עסק שהיה בתוקף במהלך חמש השנים האחרונות. כל תחנות התדלוק חויבו להעביר מסמכים אלו לידי מינהל הדלק במשרד התשתיות, בו הוקם מאגר מידע ממוחשב לנושא זה. תחנות התדלוק העומדות בקריטריונים הרשומים בחוק מפורסמות לציבור הרחב ולכלל הגורמים במשק באמצעות אתר האינטרנט של המשרד. תוקף החוק החל מיום 15 באפריל 2005, וגורמים הפועלים בניגוד לחוק זה צפויים לסנקציות משמעותיות.

בנוסף, הולך ומתהדק שיתוף הפעולה בין גורמי הממשלה בתחום זה, לרבות משרד התשתיות הלאומיות, היחידה הכלכלית של משטרת ישראל, המשטרה הירוקה ורשות המסים, כחלק מהטיפול בעבריינות במשק הדלק הכולל פירוק והחרמת תחנות דלק פיראטיות.

במסגרת החלטות הממשלה לקראת תקציב 2007, החליטה הממשלה על מתן סמכויות לממונה על רשות המסים לצורך נקיטת צעדים להגברת האכיפה בנושא מכירת דלקים המיועדים לרשות הפלסטינית בתחנות דלק בישראל, בין היתר באמצעות סימון הדלקים המופנים לרשות הפלסטינית.
בנוסף, במהלך חודש אוגוסט 2007, התפרסם צו חיתום מיכליות בחותם אלקטרוני לצמצום תופעה חמורה זו. צו זה יחייב את התחנות לעקוב, באמצעים אלקטרוניים, אחר מובילי הדלק, ובכך לצמצם את מהילת הדלקים על ידי המובילים.

משק הגז הטבעי

במהלך שנת 2003, תוקן חוק משק הגז הטבעי באופן המאפשר מתן רישיון הולכה לחברה ממשלתית. בהמשך לתיקון החוק, ולאחר קבלת החלטה מספר חכ/22 מיום 16 ביולי 2003 בנושא בקבינט הכלכלי-חברתי, הוקמה ביום 23 ביולי 2003 חברת "נתיבי הגז הטבעי לישראל בע"מ" (להלן – "נתיבי גז"), המופקדת על הקמת מערכת ההולכה של הגז הטבעי בישראל. ביום 12 בספטמבר 2006, התקבל תיקון לחוק משק הגז הטבעי, לפיו הבעלות על מערכת הולכת הגז תהיה בידי המדינה, וקביעת תעריף ההולכה תיעשה על ידי מועצת רשות הגז.

להלן פירוט מקטעי מערכת ההולכה המוקמים על ידי חברת "נתיבי גז":

המקטע הימי – הקמת התוואי הימי של מערכת ההולכה מאשדוד עד חוף דור עם חיבור יבשתי לתחנת הכוח "חגית". הביצוע נעשה על ידי חברת החשמל לישראל. הקמת התוואי התבצעה בשנים 2004-2005, אולם טרם הושלמה ואף נדרשים בה תיקונים. חלקו הדרומי של הקו (עד תחנת הכוח רידינג בתל אביב) מופעל החל מיולי 2006, ומאוגוסט 2007 מתבצעת ההזרמה גם לחדרה. השלמתו של החלק הצפוני (עד לתחנת הכוח "חגית") צפויה להתבצע לקראת סוף שנת 2007. לשם הקמת התוואי כאמור, העניקה המדינה ערבות מדינה בסכום של עד 250 מיליון דולר לחברת החשמל לישראל.

המקטע היבשתי – נמצא באזור שבין אשדוד לאשקלון ומחבר, בין היתר, את תחנות הכוח "גזר" ו"צפית" של חברת החשמל לישראל ותחנות כוח פרטיות של VID (ליד מתקן ההתפלה באשקלון) ו"דוראד" וכן את אזורי התעשייה של רמלה, קריית גת ואשקלון. בשנים 2005-2007 פעלה חברת "נתיבי גז" להקמת קו זה; הקו מופעל במתכונת חלקית החל ממחצית שנת 2007, עקב אי השלמת המתקן להורדת הלחץ ב"גזר" ותחנת הקבלה הקבועה באשדוד. לשם הקמת התוואי כאמור, העניקה המדינה לחברת "נתיבי גז" באופן חד פעמי סכום של 360 מיליון ש"ח, כנגד הקצאת הון מניות למדינה.

המקטע הדרומי – התוואי הדרומי של המערכת (מצומת שורק עד סדום) עובר ליד תחנת הכוח ברמת חובב, תחנות כוח מתוכננות במישור רותם ובסדום ואזורי התעשייה בנגב. הקו יוקם במימון משולב של המדינה (90 מיליון ש"ח כנגד הקצאת הון מניות למדינה), ומימון שגייסה חברת נתג"ז – נתיבי הגז הטבעי לישראל בע"מ בשוק ההון (עד כה גויסו כ-284 מיליון ש"ח). הקמת התוואי הדרומי מתבצעת החל מחודש ינואר 2007, וצפויה להסתיים לקראת הרבעון האחרון של שנת 2007.

המקטע הצפוני – בתחילת שנת 2008, צפויה להתחיל הקמת התוואי הצפוני של מערכת ההולכה, המחבר את תחנות הכוח בחיפה ובאלון תבור וכן את אזורי התעשייה של צפון הארץ. הקמת התוואי הצפוני צפויה להסתיים ברבעון האחרון של שנת 2008. נתג"ז תממן את הקמת המקטע באמצעות גיוס בשוק ההון.

תחנות קבלה – באשדוד ובאשקלון מוקמות שתי תחנות קבלה וטיפול בגז טבעי, שהקמתן חיונית לפיתוח המערכת. התחנות משלבות את מתקני הספקים ואת מתקני חברת "נתיבי גז". השלמת הקמתן של שתי התחנות צפויה ברבעון הראשון של שנת 2008.

ספקי גז טבעי – כיום ישנם שני ספקי גז טבעי החתומים על הסכמים עם צרכנים ישראלים. חברת "ים תטיס" מספקת גז טבעי לחברת החשמל לישראל ולבית הזיקוק באשדוד. עתודות הגז של החברה עומדות בפני סיום. לעומת זאת, אפשרויות האספקה של ספקית הגז השנייה, חברת EMG המצרית, הנן גבוהות יותר ומתבססות על מאגרי הגז הגדולים של מצרים. אספקת הגז ממצרים צפויה להתחיל בתחילת שנת 2008. למיעוט ספקים זה ישנן משמעויות כלכליות ואסטרטגיות, ולכן, במטרה להכניס ספקים נוספים למשק הישראלי, מתקיימים מגעים עם חברת הגז BG על אספקת גז טבעי ממאגר הנמצא מול חופי עזה. בנוסף, נבחנות אופציות ייבוא גז מתורכיה וממדינות מרוחקות כגון רוסיה או אזרבייג'ן באמצעות מערכת הולכה ימית מתורכיה לישראל.

גז טבעי נוזלי – במהלך שנת 2007 יזמו רשות הגז הטבעי, משרד התשתיות הלאומיות ומשרד האוצר ביצוע ניתוח טכנו-כלכלי של האופציות לקליטת גז טבעי מנוזל (LNG) בארץ. העבודה התבצעה באמצעות יועצים בין-לאומיים ובסיומה התקבלה החלטה מספר 2178 מיום 12 באוגוסט 2007 להמשיך בהליכי הכנה לקליטת LNG בישראל. עוד החליטה הממשלה, להקים צוות בין-משרדי שיבחן את תוצאות עבודת הכדאיות שהוגשה ויגבש עמדה באשר לייבוא גז טבעי נוזלי לישראל. הבחינה תיעשה, בין היתר, גם לאור חלופות נוספות דוגמת צינור גז נוסף ממדינות האזור וייבוא גז טבעי דחוס (CNG). הצוות יבחן את החלופות השונות, ובכלל זה את סוג המתקן, האפשרות לאחסן את הגז הטבעי הנוזלי במאגר אחסון קיים, הכמות השנתית ומחיר הגז הטבעי. כמו כן יתייחס הצוות למודל האופטימאלי לרכישת הגז ולהקמת המתקן, אם יהיה בכך צורך, תוך קביעת מנגנון המאפשר את רכישת הגז על ידי הצרכנים. עוד קבעה הממשלה שהצוות יגיש המלצות לאישור שר התשתיות הלאומיות ושר האוצר עד ליום 1 בינואר 2008.

לאור הצורך הצפוי במתקן גז טבעי נוזלי בטווח הארוך, החליטה הממשלה להטיל על רשות הגז הטבעי במשרד התשתיות הלאומיות, לקדם תכנון סטטוטורי של מתקן לגז טבעי נוזלי.

משק הגפ"מ (גז פחממני מעובה - גז בישול) – קידום התחרות

מקטע השיווק – במקטע השיווק פועלים ספקי גז רבים, אולם ארבעת הספקים הגדולים מחזיקים בכ-92 אחוזים משוק הגפ"מ בישראל.

את הבעיות במקטע השיווק ניתן לסווג לשתי קבוצות: מגבלות מבניות, המקשות על יכולתם של צרכנים לאתר ספקים מתחרים בשל התנהלות ממועטת תחרות בין ספקי הגז הגדולים, ומגבלות חוקיות היוצרות קושי רב בהחלפת ספק לצרכנים בעלי צובר. בין המגבלות החוקיות, ניתן למנות את חוק המקרקעין, שאינו מאפשר לצרכן להחליף ספק בשנה הראשונה לאחר חיבור הצובר, בעיקר משום שהבעלות על הצובר הינה של הספק ולא של הדייר.

אינדיקציות משמעותיות לחוסר התחרות בשוק הגפ"מ, נוגעות לרמת המרווחים הגבוהה המאפיינת את הענף: המרווחים במגזר הביתי מגיעים גם ליותר מ-300 אחוזים, בהשוואה לכ-20 אחוזים במגזר התעשייתי. יתר על כן, מחיר הגפ"מ בצוברים גבוה ממחיר הגפ"מ בבלונים, זאת על אף העלויות הנמוכות יותר.

דו"ח מבקר המדינה משנת 2000 קבע כי ישנם מכשולים רבים בחוק ובמבנה המשק המקשים על מעבר צרכנים מחברה לחברה, מקשים על הנגישות לצרכן הממוצע ומביאים רווחים גבוהים מדי לספקי הגפ"מ במגזר הביתי. גם פסיקת בית

המשפט העליון (ע"א 6557/01 פזגז ואחי נגד פקיד השומה למפעלים גדולים) ביססה את אבחנת מבקר המדינה וקבעה כי התחרות במשק הגפ"מ היא מועטה.

לאור זאת, העבירה הממשלה החלטה מס' 2179, מיום 12 באוגוסט 2007, לפיה תקודם התחרות במשק הגפ"מ באמצעות תיקוני חקיקה וחקיקת משנה בנושאים הבאים:

- הסרת החסמים הקיימים על החלפת ספק בבית משותף הנובעים מהבעלות על מיכלים, כך שהדיירים יוכלו להחליף ספק בכל עת, ללא תנאים וללא מגבלות, תוך השארת הצובר והעברת הבעלות בין ספקים במחיר מפוקח.
- קביעת כללי בטיחות זהים לספק חדש ולספק ישן.
- מתן האפשרות לצרכן להחליף ספק גז בכל עת, לרבות בשנה הראשונה לאחר רכישת דירה מקבלן.
- חיוב של ספקי הגז במתן שרות במחירים שוויוניים וללא אפליה.
- ספק גז יוצא לא יורשה לחתום על הסכם מתוקן עם הדיירים.

  לאחר שהדיירים חתמו על חוזה עם ספק חדש, במשך שישה חודשים מיום החתימה על הסכם עם ספק חדש.
- החלת פיקוח על מחיר הצובר, על פי נוסחה שתקבע על ידי ועדת המחירים.
- בחינת הצורך בפיקוח על מחירי הגפ"מ לצרכן הביתי.

מקטע האחסון – ליכולת אחסון גפ"מ חשיבות רבה בכל הנוגע לקידום התחרות במקטע שיווק הגפ"מ. בישראל יש נפח אחסון כולל של 12,430 טון בלבד. על פי הערכות צפויה הכמות לספק את צורכי המשק במשך עשרה ימים במהלך תקופת הקיץ ובמשך ארבעה ימים בלבד בתקופת החורף. כיום מתוכננת הרחבת שטחי האחסון בנמל אשקלון (שטח קצא"א) בכ-2,250 טון, אולם אין בכך כדי לתת מענה הולם למחסור באחסון. הבעייתיות במציאת שטחי אחסון נובעת משיקולי איכות הסביבה והתנגדות הרשויות המקומיות להקמת שטחי אחסון בשטחן.

בהתאם לכך, ביום 12 באוגוסט 2007, קיבלה הממשלה החלטה מספר 2179, הכוללת שני סעיפים לקידום הנושא. ועדת השרים לפנים ושירותים תדון בתכנית להקמת מתקן אחסון גפ"מ באזור שפד"ן, כפי שאושר על ידי המועצה הארצית לתכנון ובנייה והוטל על מועצת מקרקעי ישראל לדון באישור הגדרת פרויקטים לאחסון גפ"מ כפרויקטים בעלי חשיבות לאומית.

מינהל מקרקעי ישראל

הצעת תקציב מינהל מקרקעי ישראל לשנת 2008 (סעיף 98) מסתכמת ב-4.1 מיליארד ש"ח, תוספת של 500 מיליון ש"ח ביחס לתקציב המקורי לשנת 2007.

תקציב מינהל מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת הכספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להוצאות בגין שיווק בלתי צפוי מראש) מסתכמת בכ-2.9 מיליארד ש"ח, מזה כ-177 מיליון ש"ח המיועדים להוצאות שכר, מינהל ואמרכלות. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, אחזקת נכסים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו"ב.

עודף ההכנסה השנתי המועבר לבעלי הקרקע בשנת 2008, יסתכם בכ-932 מיליון ש"ח. ההעברות למדינה ולרשות הפיתוח תסתכמנה בכ-532 מיליון ש"ח, בדומה לתקציב המקורי לשנת 2007. ההעברות לקק"ל תסתכמנה ב-400 מיליון ש"ח, בדומה לתקציב המקורי לשנת 2007.

היעדים המרכזיים בפעילות מינהל מקרקעי ישראל

צמצום המגע בין מינהל מקרקעי ישראל לציבור

במסגרת החתירה לשיפור השירות לאזרח ולצמצום המגע בין המינהל לציבור, פועל המינהל לפישוט הליכים ולהפחתת הסרבול הקיים בהחלטות מועצת מקרקעי ישראל ובנהלי העבודה של המינהל. בהתאם לעיקרון זה, מינה יו"ר המועצה ועדה ציבורית לרפורמה במינהל מקרקעי ישראל בראשותו של מר יעקב גדיש (להלן: ועדת גדיש). המלצות ועדת גדיש אושרו על ידי הממשלה במסגרת החלטה מספר 3759 מיום 19 ביוני 2005 בדבר רפורמה במקרקעי ישראל ועל ידי מועצת מקרקעי ישראל בהחלטה מספר 1066. הרפורמה כוללת בין היתר את העקרונות הבאים:

- **הקצאת קרקע עירונית למטרת מגורים בדרך של העברת בעלות** - המינהל יקצה קרקע בדרך של העברת בעלות ולא בדרך של הענקת זכויות חכירה כפי שהיה נהוג עד כה. חוכרי קרקע עירונית, שהוקצתה בעבר למטרת מגורים בחוזי חכירה מהוונים, יוכלו לרכוש את הבעלות על הקרקע שברשותם בתנאים המפורטים בהחלטה.
- **עריכת מבצע נוסף להיוון זכויותיהם של חוכרים קיימים בקרקעות עירוניות המיועדות למגורים** - חוכרים קיימים בקרקע עירונית המיועדת למגורים שטרם היוונו את זכויותיהם, יכולים לעשות זאת בתנאים המפורטים בהחלטה. היוון זכויות החכירה יאפשר לחוכרים לרכוש בעלות על הקרקע שברשותם.

- **שינוי במבנה הארגוני של המינהל** - המבנה הארגוני של המינהל ישונה למבנה בן שלוש חטיבות: חטיבה עסקית, חטיבת שירות וחטיבת שמירה על הקרקע. על פי השינוי הארגוני המוצע יצומצם מספר אגפי המינהל ומחוזות המינהל מחד ותוגדל פריסת השירות הארצית במרכזי שירות אזוריים מאידך.
- **האצת הליכי ההסדר ורישום הזכויות במקרקעי ישראל** - המינהל ימשיך בביצוע התכנית החמש-שנתית לרישום זכויותיהם של כלל החוכרים במרשם המקרקעין.
- **הסדרה ופישוט של מדיניות המקרקעין הקבועה בהחלטות מועצת מקרקעי ישראל ובנהלי המינהל** - המינהל יפעל לפישוט המדיניות ונהלי העבודה הפנימיים, על מנת להגביר את השקיפות ולפשט את תהליכי העבודה.

בהמשך להמלצות שלעיל התחיל המינהל במהלך שנת 2007 את העברת הבעלות לכ-120 אלף חוכרים שדירותיהם רשומות במרשם המקרקעין והן בנויות על קרקעות המדינה ועל קרקעות רשות הפיתוח (הקרן הקיימת לישראל מתנגדת בשלב זה להעברת הבעלות בדירות הבנויות על קרקעותיה). כמו כן ערך המינהל מבצע היוון נוסף בהתאם להמלצות כאמור. במסגרת המבצע הוונו כ-30,000 חוזי חכירה מתוך יתרה של כ-90,000 חוזים בלתי מהוונים. ביצוע מהלכים אלה צפוי לצמצם משמעותית את הצורך במגע בין הציבור למינהל.

הגברת קצב שיווק הקרקעות

אחד היעדים המרכזיים של מינהל מקרקעי ישראל בשנים האחרונות הוא הגברת קצב שיווק הקרקעות, תוך התמקדות בקרקעות למגורים. במטרה לעמוד ביעד האמור, ממקד המינהל את פועלו בשני מישורים:

- **תכנון קרקעות** - על מנת ליצור עתודות קרקע זמינות לשיווק ולבנייה, המינהל פועל לתכנון הקרקעות שבניהולו באמצעות מחוזות המינהל וכן באמצעות חברות מתכננות חיצוניות. חלוקת העבודה בין משרדי הממשלה השונים מייעדת למינהל התכנון במשרד הפנים את האחריות להכנת תכניות המתאר הארציות, המחוזיות והמקומיות, בעוד מינהל מקרקעי ישראל ומשרד הבינוי והשיכון אחראים בעיקר להכנתן של תכניות מפורטות.

  טרם הקצאת ההרשאה לתכנון, שמשמעותה תחילתו של הליך התכנון, מבצע המינהל סקר היתכנות, שמטרתו לאתר גורמים העלולים לעכב את תהליך התכנון. במסגרת הסקר נבחנים היבטים אחדים, לרבות: התייחסות מקדמית של הגופים המעורבים בתהליך התכנון; מידת ההתאמה לתכניות מתאר ולמדיניות התכנון; וקיומם של גורמים מעכבים בתהליך התכנון, כגון הצורך בפתרונות ביוב, ניקוז, תחבורה וכיו״ב. כמו כן מתבצעת סקירת היקפי הביקוש וההיצע באזור התכנית. תוצאות הסקר משמשות לצורך קבלת החלטה סופית באשר למתן הרשאה לתכנון, שמשמעותה המעשית היא תחילת הליך התכנון.

  בצד פעילות התכנון כאמור, פועל המינהל בשנים האחרונות גם לשיווק קרקעות שטרם הושלם הליך תכנונן וזאת על פי החלטת מועצה מספר 987. במסגרת החלטות הממשלה בדבר המדיניות הכלכלית לשנת 2008 נקבע למינהל יעד מינימאלי לפרסום 20 מכרזי ייזום בין השנים 2008-2009.
- **פינוי גורמים המשתמשים בקרקע עירונית בצורה בלתי יעילה** - על מנת לייעל את השימוש בקרקע עירונית, מפונים אל מחוץ לערים גורמים המנצלים את הקרקע בצורה ״לא יעילה״ (מחנות צבא, תחנות משטרה, מפעלי תע״ש, חוות חקלאיות וכיו״ב). פינויים אלו מתבצעים לאחר שנמצא בבדיקה מקדימה כי עלות פינוי המתחם קטנה מסך ההכנסות הצפויות משיווק הקרקע המתפנה, על פי שומה שנערכת בהתאם לייעוד החלופי של הקרקע.

יישוב האוכלוסייה הבדואית בנגב ביישובי קבע ופתרון הקונפליקט הקרקעי

האוכלוסייה הבדואית בנגב מונה כ-164,000 נפש, מתוכם כ-102,000 איש מתגוררים בשמונה עיירות הבדואים, והיתר מתגוררים בפזורה. מרבית אוכלוסיית הפזורה יושבת באזור הנגב הצפוני. הקרקע באזור הנגב הצפוני היא ברובה קרקע לא מוסדרת, דהיינו קרקע שזהות בעליה לא נרשמה בספרי המקרקעין. הגורם המרכזי לעיכוב בתהליך הרישום של קרקעות אלו הוא הרצון לברר תביעות בעלות אשר הוגשו על ידי הבדואים לפקיד ההסדר שבמשרד המשפטים טרם רישומן של הקרקעות על שם המדינה. היקף הקרקעות שטרם הוסדרו ושהן נתבעות על ידי הבדואים נאמד בכ-650 אלף דונם, מזה כ-250 אלף דונם שטח נתבע שאינו מוחזק על ידי תובעי הבעלות, וכ-400 אלף דונם שטח נתבע ומוחזק.

מינהל מקרקעי ישראל, באמצעות מנהלת הבדואים בנגב, אחראי על ביצוע שתי פעולות עיקריות מול האוכלוסייה הבדואית בנגב:

- **הסדרת הבעלות בקרקעות הבלתי מוסדרות**

  הפעילות להסדרת הקרקעות כוללת מגוון צעדים ובהם:

  - הגעה לפשרה ומתן פיצוי כספי וקרקעי כנגד הסרת תביעת הבעלות על הקרקע
  - הגשת תביעות בעלות נוגדות על קרקעות שלגביהן טוענת המדינה לבעלותה
  - אכיפה מוגברת של דיני המקרקעין כנגד מי שמחזיק בקרקעות הלאום שלא כדין.

- **יישוב כלל האוכלוסייה הבדואית ביישובי קבע**

  לצורך עידוד מעבר האוכלוסייה הבדואית מהפזורה ליישובי הקבע, המינהל מבצע את הפעולות הבאות:

  - פיתוח פתרונות דיור, הן על ידי בניית שכונות חדשות ביישובים הוותיקים והן על ידי הקמת יישובים חדשים עבור הבדואים בנגב, בהתאם להחלטות הממשלה
  - מתן מגרש מפותח באחד מיישובי הקבע, ומתן פיצוי כספי למימון הוצאות המעבר מהפזורה ליישוב הקבע
  - השלמת הפיתוח ושיווק המגרשים בשכונות הוותיקות ביישובים הוותיקים.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי והשיכון לשנת 2008 (סעיפים 29, 42, 43 ו-70) מסתכמת בכ-5.1 מיליארד ש״ח.

המרכיבים העיקריים של תקציב המשרד

תקציב רגיל	כ- 205 מיליון ש״ח
תקציב פיתוח (הרשאה להתחייב)	כ- 1.54 מיליארד ש״ח
סיוע באשראי לרכישת דירה	כ- 1.31 מיליארד ש״ח
סיוע במענקים, סבסוד אשראי, סיוע בשכר דירה ועמלות	כ- 2.01 מיליארד ש״ח

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים, שיאפשרו מציאת פתרון דיור במחיר סביר לכלל האוכלוסייה ויתמקדו בקבוצות אוכלוסייה חלשות יחסית.

הפעילות מתרכזת בנושאים הבאים:

ביקוש - הסיוע לרכישת דירה מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

היצע - הפעילות מכוונת בעיקר לשיווק קרקע מפותחת וזמינה לבנייה למגורים, לשם יצירת תנאים להרחבת היצע הדיור בדרך שתאפשר לתת מענה לביקושים המשתנים ותוך שמירה על יציבות מחירים. הפעילות כוללת עשייה במגוון רחב של מרכיבים ב״שרשרת הייצור״ של דירה: איתור קרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג תשתיות קיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

תקציב הסיוע בדיור

הסיוע בדיור ניתן בדרך של עזרה ברכישת דירה ובהשתתפות בשכר הדירה. סיוע לרכישת דירה לזכאים ניתן באשראי מסובסד, בהתאם לאמות מידה ולמאפיינים אישיים של הזכאי.

הצעת תקציב הסיוע בדיור לשנת 2008 מסתכמת בכ-3.32 מיליארד ש״ח מהם כ-1.31 מיליארד ש״ח באשראי, וכ-2.01 מיליארד ש״ח סבסוד אשראי והשתתפות בשכר הדירה.

יעדי מדיניות הסיוע בדיור

- סיוע במציאת פתרון דיור למשקי בית חסרי דירה
- סיוע בשיפור תנאי המגורים למשקי בית הסובלים ממצוקת דיור
- הפעלת מערכת סיוע בדיור למימוש מדיניות הממשלה בתחום פיזור האוכלוסייה.

תקציב הפיתוח

התקציב לפיתוח תשתיות מופעל בעיקר בשיטת "משק כספי סגור". שיטה זו מופעלת במטרה להבטיח את המקורות הכספיים להשלמת פיתוח התשתיות המתחייבות משיווק אתרים על ידי משרד הבינוי והשיכון.

בהתאם לכך גבות הוצאות הפיתוח במלואן (למעט רכיבי הסבסוד באזור עדיפות לאומית א') על פי אומדן עלות הפיתוח בכל אחד מן האתרים, אומדן המתעדכן לפני כל מנת שיווק חדשה.

הסדרת הפיתוח הכללי לבנייה למגורים באתרי הבנייה המשווקים על ידי משרד הבינוי והשיכון מיועדת להשיג מספר יעדים:

- התייעלות, חיסכון וקיצור תהליכי התכנון והפיתוח
- הידוק הקשר בין עלות הפיתוח לבין ההחזרים המשולמים בגינו
- הסדרת הפיתוח הכללי והפרטת הפעלתו
- הקטנת החיכוך בין רוכש הדירה לבין המערכת הציבורית

במסגרת דיוני הממשלה על המדיניות הכלכלית לשנת 2008, התקבלו בין היתר החלטות ממשלה העוסקות בשינויים מבניים בתחום השיכון והבינוי. להלן עיקריהן :

- הסמכת שר הבינוי והשיכון להגדלת הסיוע בשכר דירה לזכאים חדשים ובמיוחד למשפחות מרובות ילדים, בסך 140 ש״ח לחודש בממוצע.
- מיקוד הסיוע לרכישת דירה באמצעות מתן הלוואות מכספי המדינה לזכאיי משרד הבינוי והשיכון שצברו מעל 1400 נקודות. האוכלוסייה החזקה יותר, שצברה 1,000-1,400 נקודות, תופנה לקבלת הלוואות שוק מכספי הבנקים למשכנתאות.
- מיקוד הלוואות סיוע מקום לתושבי אזור עדיפות לאומית א׳ בלבד.
- הקמת ועדה לבחינת כלים לתמרוץ הבנקים למשכנתאות לשם מתן הלוואות לדיור ממקורותיהם לאוכלוסיות זכאי משרד הבינוי והשיכון.
- מיקוד עבודות הפיתוח של הממשלה ברשויות החלשות יותר או בפיתוח בהיקפים גדולים, והעברת האחריות על הפיתוח ברשויות המקומיות החזקות לרשות עצמה.
- הקמת צוות בראשות יו״ר המועצה הארצית לתכנון ולבנייה אשר יכין תכנית חומש מוסכמת לתכנון ולפיתוח של קרקע למגורים ולתעסוקה, וממנה תיגזר תכנית העבודה השנתית של המשרד לקידום תכניות סטטוטוריות ולפיתוח תשתיות.
- הפחתה של 15 אחוזים בגובה הלוואת הזכאות לרכישת דירה בכל רמת ניקוד.

פירעון חובות וסבסוד אשראי

פירעון חובות (ללא בנק ישראל)

סעיפי פירעון חובות בתקציב (44, 45 ו-84) מסתכמים בכ-107.2 מיליארד ש״ח בשנת 2008 ומהווים כ-34 אחוזים מהתקציב ברוטו.

כ-81 אחוזים מהחזר החובות, שהם 87 מיליארד ש״ח, מיועדים לפירעון חובות פנים. יתרת הסכום – 20.2 מיליארד ש״ח, מיועדת לפירעון חובות לגורמים בחו״ל.

פירעון חובות פנים

בשנת 2008 מיועד, כאמור, סכום של 87 מיליארד ש״ח לפירעון חובות פנים, מזה 59.6 מיליארד ש״ח לתשלום החזרי קרן ו-27.4 מיליארד ש״ח לתשלומי ריבית.

רובו של התשלום לפירעון חובות פנים מועבר ישירות לציבור, כפדיון פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות וסחירות המוחזקות בידי קופות גמל, קרנות פנסיה, חברות ביטוח, קרנות השתלמות, בנקים, חברות ואנשים פרטיים. סכום של כ-12.7 מיליארד ש״ח ישולם השנה למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, פירעון חובות הפנים קטן יותר ויהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של 52.8 מיליארד ש״ח, ותשלומי הריבית יעמדו על סכום של 21.5 מיליארד ש״ח.

פירעון חובות חו״ל

תשלום החזר חובות החוץ מסתכם, כאמור, ב- 20.2 מיליארד ש״ח, מהם כ-7.1 מיליארד ש״ח מיועדים לתשלומי ריבית וכ-13.1 מיליארד ש״ח מיועדים לתשלום החזרי קרן. התשלומים לחו״ל כוללים פדיונות של מלוות מבנקים בארץ ובחו״ל, מלוות בין-ממשלתיים ומלווה העצמאות והפיתוח (ה״בונדס״). בנוסף לכך, החזרי חובות החוץ כוללים תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארה״ב בשנים 1993-1998.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארה״ב וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2003-2005, עם אופציה להארכה בשנה נוספת. בשנת 2006 אישר הממשל האמריקני את הארכתה של התכנית בשנתיים, ולאחר מגעים נוספים שניהל עמו משרד האוצר, הוארכה התכנית בשלוש שנים נוספות. נכון לספטמבר 2007, הנפיקה ישראל במסגרת התכנית איגרות בסך 4.1 מיליארד דולר בערבות

ממשלת ארה"ב. החזרי קרן בגין ההלוואות שיילקחו באמצעות הערבויות על פי ההסכם האמור משנת 2003, יתחילו בשנת 2023.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של אגרות חוב סחירות בשווקים הבין-לאומיים. מאז 1995 ועד ספטמבר 2007 בוצעו 11 הנפקות בין-לאומיות בשלושת שוקי ההון המרכזיים - בשוק האמריקני, בשוק האירו ובשוק היפני. גיוסים אלו הסתכמו ב-3.45 מיליארד דולר, 1.55 מיליארד יורו ו-20 מיליארד יין. הצעת התקציב לשנת 2008 כוללת תשלומי קרן וריבית בגין הנפקות אלו. בשנת 2008 צפויים גיוסי הון נוספים.

סבסוד אשראי

לסבסוד אשראי מתוקצבים 24.6 מיליון ש"ח בשנת 2008 (סעיף 44) לעומת 32.5 מיליון ש"ח בשנת 2007. סעיף זה מיועד לתקצוב הסבסוד הניתן ליזמים פרטיים בגין הלוואות לא צמודות שניתנו להם בעבר על ידי המדינה. בשנים האחרונות לא ניתנות עוד הלוואות בעלות מרכיב סבסוד ריבית ליזמים פרטיים.

אומדן הסובסידיה לקרנות הפנסיה ולחברות הביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית לקרנות הפנסיה ולחברות הביטוח בשנת 2008, בגין סך החוב המונפק עד סוף שנת 2007, מוערך בכ-1.8 מיליארד ש"ח. אומדן זה כולל את סבסוד הריבית על אִגרות חוב מיועדות הנושאות ריבית מועדפת, שהונפקו לקרנות הפנסיה ולחברות הביטוח.
אומדן הסובסידיה הגלומה בתשלומי הריבית על אג"ח לקרנות הפנסיה ולחברות הביטוח נערך בהנחה שהתשואה על אִגרות חוב ממשלתיות לטווח ארוך היא 4 אחוזים. לצורך הבדיקה נערכה השוואה בין תשוּאָה זו לבין התשואה המובטחת לקרנות הפנסיה על סך החוב המונפק עד היום.

סבסוד הריבית המשולמת לקרנות הפנסיה

אומדן הסובסידיה הגלומה בתשלומי הריבית בשנת 2008, בגין הנפקות העבר לקרנות הפנסיה, הוא כ-1.5 מיליארד ש"ח.

סבסוד הריבית המשולמת לחברות הביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית העתידים להיות משולמים בשנת 2008, בגין הנפקות העבר לחברות הביטוח, הוא כ-300 מיליון ש"ח.

בשנת 1992 הופסקה הנפקתן של אִגרות חוב מיועדות (להלן - אגרות חוב ח"ץ - חיים צמוד) בגין פוליסות ביטוח חדשות. המדינה מחויבת, למעשה, להמשיך ולהנפיק עבור חברות הביטוח אִגרות חוב ח"ץ להשקעת כספי הפרמיות המשולמות

על פוליסות ביטוח חיים (המשולבות בחיסכון) שנחתמו עד לסוף 1990 וחלק קטן מכספי הפרמיות שישולמו על פי פוליסות שנחתמו בשנת 1991.

יצוין כי הקרנות שמנהל בנק ישראל עבור חברות הביטוח במסגרת הסכמי ח״ץ, קרנות המניבות תשואה הנמוכה מ-4 אחוזים, לא נכללו בחישוב האומדן משום שאין בהן סובסידיה.

חלק ד

הכנסות המדינה ממסים

תחזית הכנסות המדינה ממסים לשנת 2008

על פי התחזית, סך כל הכנסות המדינה ממסים בשנת 2008 יעמוד על 190.0 מיליארד ש״ח, מתוכם: 103.0 מיליארד ש״ח מסים ישירים, 82.0 מיליארד ש״ח מסים עקיפים ו-5.0 מיליארד ש״ח אגרות. סכום זה מהווה ירידה ריאלית (בניכוי השינוי במדד המחירים לצרכן) של 0.7 אחוזים לעומת אומדן ההכנסות המעודכן לשנת 2007. תחזית ההכנסות לשנת 2008 מניחה עלייה ריאלית בשיעור של 4.2 אחוזים בתוצר המקומי הגולמי (התמ״ג), עלייה של 2.4 אחוזים במחירי התוצר והפחתת מס נטו של כ-6.8 מיליארד ש״ח כתוצאה משינויי חקיקה. בניכוי שינויי חקיקה, צפויה עלייה ריאלית של כ-2.8 אחוזים בגבייה בשנת 2008 לעומת אומדן הגבייה בשנת 2007. שיעור זה נמוך מהגידול הצפוי בתמ״ג, כיוון שבשנת 2007 נגבו הכנסות בעלות אופי חד פעמי בסכום כולל של כ-2.5 מיליארד ש״ח (בגין השלמת מכירה של חברות ניהול של קרנות נאמנות וקופות גמל וגידול חריג במימוש רווחי הון). בניכוי הרכיב החד פעמי ובניכוי שינויי החקיקה האמורים, יגדלו הכנסות המדינה ממסים בשנת 2008, בשיעור ריאלי של כ-4.2 אחוזים לעומת שנת 2007, בדומה לגידול הצפוי בתמ״ג.

בסוף שנת 2000 נכנס המשק הישראלי למיתון עמוק, בין היתר בשל המצב הביטחוני וההאטה הכלכלית בעולם. לאור האמור, בשנים 2001 ו-2002 צמיחת התוצר הייתה שלילית והכנסות המדינה ממסים ירדו בשיעור ריאלי של אחוז אחד ו-5 אחוזים בהתאמה. בשנת 2003 הסתיים תהליך ההתכווצות של המשק, והחל משנת 2004 שיעורי הצמיחה עומדים על כ-5 אחוזים לשנה. גם בגביית המסים הסתמנה תפנית חיובית במהלך שנת 2003, ובשנים 2004-2006 עלתה הגבייה (בניכוי שינויי חקיקה ובניכוי ההכנסות החד פעמיות) בשיעור ריאלי של כ-8 אחוזים לשנה. קצב הצמיחה וקצב הגידול בגביית המסים נמשכו בשנת 2006, על אף מלחמת לבנון השנייה. אומדן ההכנסות לשנת 2007, שנקבע על סמך הגבייה בפועל עד חודש יוני, יסתכם בכ-187.0 מיליארד ש״ח. אומדן זה גבוה מתחזית התקציב המקורי בכ-7.5 מיליארד ש״ח. כאמור, כ-2.5 מיליארד ש״ח מהגבייה העודפת נובעים מעסקאות חד פעמיות.

בשנת 2008, ימשיך משרד האוצר להפעיל מדיניות בעלת שני יעדים: עידוד הצמיחה ושמירה על משמעת פיסקלית. הדבר יתבטא בהפחתה מתונה במס על העבודה ובמס חברות ובביצוע הפחתות נוספות שנקבעו בחוק, במטרה לעודד עבודה ויזמות. בסוף התהליך (שנת 2010), המס הישיר השולי המרבי על יחידים (מס הכנסה, דמי ביטוח לאומי ומס בריאות) יעמוד על 44 אחוזים, בעוד שמס חברות יעמוד על 25 אחוזים. כמו כן, בשנת 2008 יבוטלו מס מעסיקים ומס מכירה ויופחת מס רכישה על דירה יחידה עד כדי פטור מתשלום המס על כ-80 אחוזים מרוכשי הדירות. הפחתות אלו ימומנו על ידי הרחבת בסיס המס, ביטולי פטורים וריסון הגידול בהוצאה הציבורית.

למרות מגמת הירידה, נטל המס הכולל בישראל עדיין גבוה בהשוואה למדינות ה-OECD. בשנת 2005, עמד נטל המס הכולל בישראל על 36.8 אחוזים מהתמ״ג. שיעור זה גבוה מהממוצע המשוקלל של מדינות ה-OECD, שעמד באותה שנה על 32.2 אחוזים מהתמ״ג בלבד. בשנת 2006 עמד נטל המס בישראל בשיעור של כ-37.2 אחוזים מהתמ״ג, ושיעורו צפוי לרדת בשנים 2007 ו-2008, כך שנטל המס החזוי לשנת 2008, הוא כ-36 אחוזים מהתמ״ג.

בניכוי שינויי החקיקה, יגדלו ההכנסות ממסים בשנת 2008 ב-5.2 אחוזים במונחים נומינליים (בניכוי השינוי במדד המחירים לצרכן הם יגדלו בכ-2.8 אחוזים). שיעור זה נמוך משיעור צמיחת התוצר הנומינלי (6.7 אחוזים), כיוון שבשנת 2007 נגבו, כאמור, הכנסות חד פעמיות של כ-2.5 מיליארד ש״ח.

בניית תחזית ההכנסות ממסים לשנת 2008

על פי התחזית המעודכנת, בשנת 2007 יסתכמו הכנסות המדינה ממסים בכ-187 מיליארד ש״ח, מתוכם כ-2.5 מיליארד ש״ח בגביה חד פעמית. על בסיס התחזית המעודכנת לשנת 2007, בניכוי ההכנסות החד פעמיות (184.5 מיליארד ש״ח), יש להוסיף כ-12.3 מיליארד ש״ח בגין גידול נומינלי בבסיס המס ולהפחית כ-6.8 מיליארד ש״ח כתוצאה משינויי חקיקה. בהתאם לחישוב זה, תחזית הכנסות המדינה ממסים לשנת 2008 היא 190.0 מיליארד ש״ח.

לוח 1

תחזית הכנסות המדינה ממסים בשנת 2008

(במיליארדי ש״ח)

	סך הכול	מסים ישירים	מסים עקיפים	אגרות
גבייה בשנת 2007	187.0	105.0	77.2	4.8
תיקון בסיס בגין גבייה חד פעמית ב-2007	-2.5	-2.5	0.0	0.0
גבייה בשנת 2007 לאחר תיקון (בסיס התחזית ל-2008)	184.5	102.5	77.2	4.8
השפעת שינויים בבסיס המס וצמיחה	12.3	7.6	4.5	0.2
השפעת שינויי חקיקה	-6.8	-7.1	0.3	0.0
תחזית גביית לשנת 2008	190.0	103.0	82.0	5.0

מקור: מינהל הכנסות המדינה

לוח 2

הכנסות המדינה ממסים בשנים 2008-1995 *

(במליוני ש"ח במחירים שוטפים)

שנה	סך הכול	מיסים ישירים	מסים עקיפים	אגרות
1995	83,943	45,740	36,452	1,751
1996	95,264	50,796	42,251	2,217
1997	108,450	59,280	46,436	2,733
1998	116,356	64,029	49,334	2,993
1999	127,660	69,689	54,606	3,365
2000	145,904	84,888	57,593	3,423
2001	146,124	84,977	57,473	3,674
2002	147,108	79,926	62,972	4,211
2003	143,735	76,193	63,628	3,914
2004	151,525	79,739	66,691	5,095
2005	161,589	87,434	69,758	4,397
2006	178,059	101,159	72,578	4,322
2007 אומדן	187,000	105,000	77,200	4,800
2008 תחזית	190,000	103,000	82,000	5,000

מקור: מינהל הכנסות המדינה

* לא כולל מע"מ על ייבוא ביטחוני

לוח 3

הכנסות המדינה ממסים בשנים 1995-2008 *

(באחוזים מהתמ"ג)

שנה	סך הכול	מסים ישירים	מסים עקיפים	אגרות
1995	29.5	16.1	12.8	0.6
1996	28.6	15.2	12.7	0.7
1997	28.9	15.8	12.4	0.7
1998	28.2	15.5	11.9	0.7
1999	28.3	15.5	12.1	0.7
2000	29.6	17.2	11.7	0.7
2001	29.3	17.0	11.5	0.7
2002	28.4	15.4	12.2	0.8
2003	27.4	14.5	12.1	0.7
2004	27.6	14.5	12.1	0.9
2005	27.8	15.0	12.0	0.8
2006	28.5	16.2	11.6	0.7
2007 אומדן	28.3	15.9	11.7	0.7
2008 תחזית	26.9	14.6	11.6	0.7
ממוצע 1995-2002	28.9	16.0	12.2	0.7
ממוצע 2003-2008	27.8	15.1	11.9	0.8
ממוצע 1995-2008	28.4	15.6	12.0	0.7

מקור: מינהל הכנסות המדינה

* לא כולל מע"מ על ייבוא ביטחוני

תחזית ההכנסות ממסים ישירים לשנת 2008

תחזית ההכנסות ממסים ישירים לשנת 2008 נאמדת בכ-103.0 מיליארד ש"ח, ירידה ריאלית של כ-4 אחוזים לעומת הגבייה בשנת 2007 (ראה לוח 4). הקיטון בהכנסות החזויות ממסים ישירים בשנת 2008, לעומת תחזית הגבייה המעודכנת לשנת 2007, נובע מתקבולים חד פעמיים בשנת 2007, ומהפחתת שיעורי המס בגין שינויי חקיקה בשנת 2008. תרומת השינוי בבסיסי המס (הצמיחה) תסתכם בכ-7.6 מיליארד ש"ח, לפי הפירוט הבא:

מסי שכר: בשנת 2008, יגדל השכר הממוצע למשרת שכיר בשיעור נומינלי של 4.3 אחוזים, ואילו מספר המועסקים הישראלים יגדל ב-2.5 אחוזים, כך שסך השכר יגדל ב-6.9 אחוזים. בנוסף לכך צפוי עדכון של כ-2 אחוזים במדרגות המס בינואר 2008, בהתאם לגידול במדד המחירים לצרכן במשך שנת 2007. שילוב של עלייה בשכר הממוצע ב-4.3 אחוזים ועדכון מדרגות המס ב-2 אחוזים בלבד יגדיל את שיעור המס האפקטיבי. העלייה בשכר והעלייה בשיעור המס האפקטיבי יביאו לתוספת של 4 מיליארד ש"ח בגבייה.

חברות ועצמאיים: בשנת 2008, צפוי גידול נומינלי של כ-7.5 אחוזים בתמ"ג העסקי שיתורגם לגידול ברווחיות הסקטור העסקי ויביא לתוספת גבייה של 3.3 מיליארד ש"ח.

ניכויים משוק ההון: צפויה תוספת של כ-0.1 מיליארד ש"ח, כתוצאה מגידול בנכסים פיננסיים.

מסי נדל"ן: צפויה תוספת של כ-0.2 מיליארד ש"ח, כתוצאה מעלייה בשווי העסקאות בשוק הנדל"ן.

תחזית ההכנסות ממסים עקיפים לשנת 2008

תחזית ההכנסות ממסים עקיפים לשנת 2008 נאמדת בכ-82.0 מיליארד ש"ח, גידול ריאלי של כ-3.8 אחוזים לעומת שנת 2007. שינויי החקיקה יגדילו את הגבייה בכ-0.3 מיליארד ש"ח ואילו השינוי בבסיסי המס צפוי להוביל לגידול של כ-4.4 מיליארד ש"ח, לפי הפירוט הבא:

מס ערך מוסף: בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירת דירות חדשות. בסיס זה יגדל נומינלית בכ-6.5 אחוזים, שהם תוספת של כ-3.3 מיליארד ש"ח.

מסי ייבוא: גביית מס קנייה תלויה בעיקר בייבוא מכוניות. סך ייבוא הסחורות יגדל נומינלית בכ-4.5 אחוזים, כך שהגבייה תגדל בכ-0.6 מיליארד ש"ח.

מסים מקומיים: בסיסי מסים אלו יגדלו בכ-5.0 אחוזים, שהם תוספת גבייה של כ-0.6 מיליארד ש"ח.

תחזית ההכנסות מאַגרות לשנת 2008

ההכנסות מאַגרות משרדי ממשלה בשנת 2008, יסתכמו בכ-5.0 מיליארד ש"ח. התחזית מגלמת תוספת גבייה של כ-0.2 מיליארד ש"ח בגין הרחבת הפעילות.

לוח 4

הכנסות המדינה ממסים ומתשלומי חובה: 2008-2006*

(במיליוני ש"ח ובאחוזים)

	2006	2007		2008	אחוז השינוי הריאלי לעומת השנה הקודמת**	
	גבייה בפועל	תחזית מקורית	תחזית מתוקנת	תחזית	2007	2008
סך הכול (א+ב+ג)	178,059	179,500	187,000	190,000	5.0	-0.7
א. מסים ישירים (4+3+2+1)	101,159	99,100	105,000	103,000	3.8	-4.1
1. מס הכנסה	86,838	84,550	90,100	89,800	3.8	-2.6
שכירים	33,924	36,100	36,000	36,200	6.1	-1.7
חברות	31,730	27,400	30,800	30,300	-2.9	-3.8
עצמאים	9,048	8,500	10,000	9,900	10.5	-3.2
מנהלי חברות	8,656	9,200	9,300	9,300	7.4	-2.3
ניכויים משוק ההון	3,480	3,350	4,000	4,100	14.9	0.2
2. מסים על הוצאות שכר	10,020	10,050	10,100	9,000	0.8	-12.9
מס מעסיקים	1,720	1,950	1,800	400	4.7	-78.3
מע"מ מלכ"ר	5,940	5,600	6,000	6,200	1.0	1.0
מע"מ פיננסי	2,360	2,500	2,300	2,400	-2.5	2.0
3. מסי נדל"ן	4,987	5,100	5,400	4,800	8.3	-13.1
מס רכוש	101	100	100	100	-1.0	-2.3
מס רכישה	3,213	3,500	3,500	3,300	8.9	-7.8
מס שבח ומס מכירה	1,672	1,500	1,800	1,400	6.5	-24.0
4. התאמות להגדרות התקציב***	-686	-600	-600	-600		
ב. מסים עקיפים (3+2+1)	72,578	75,500	77,200	82,000	6.4	3.8
1. מס ערך מוסף	48,449	49,600	50,500	53,800	4.2	4.1
2. כלל המסים על הייבוא	12,811	13,900	14,700	15,100	14.7	0.4
מכס	1,897	2,200	2,000	2,100	5.4	2.6
מס קנייה על הייבוא	10,914	11,700	12,700	13,000	16.4	0.0
3. כלל המסים המקומיים	11,318	12,000	12,000	13,100	6.0	6.7
מס קנייה מקומי	396	400	400	400	1.0	-2.3
מס דלק	10,097	10,900	10,850	12,000	7.5	8.1
מס טבק	712	700	700	700	-1.7	-2.3
מס בולים	113	0	50	0	-55.8	-100.0
ג. אגרות	4,322	4,900	4,800	5,000	11.1	1.8

* כולל מסים המתקבלים במט"ח, פרט למע"מ על ייבוא ביטחוני.

** שינוי נומינלי בניכוי השינוי במדד המחירים לצרכן.

*** העברת 10 אחוזים ממס רכוש ו- 15 אחוזים ממס רכישה לקרן פיצויים והפרשי עתוי בגבייה ממשרדי ממשלה דרך סילוקין.

לוח 5

השפעת שינויי חקיקה על הגבייה - כל שנה לעומת קודמתה : 2007-2008

(במיליוני ש״ח)

		2007	2008
	סך הכול	**-3,580**	**-6,750**
א.	**מסים ישירים**	**-2,480**	**-7,050**
1	רפורמה במס הכנסה – הפחתת המס על עבודה 2003-2010	-1,000	-4,600
2	רפורמה במס הכנסה – הגדלת המס על שוק ההון	300	0
3	רפורמה במס הכנסה – הגדלת המס על חו״ל בניכוי הפחתת מס רווחי הון, מס שבח ודיבידנד	-200	0
4	הקפאת ערך נקודת זיכוי	0	-400
5	השפעת העלאת הבלו על הסולר על מס הכנסה	-100	-100
6	הפחתת מס חברות מ-36אחוזים ל-25 אחוזים עד 2010	-900	-1,000
7	השפעת הפחתת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה	200	200
8	הפחתת מס רכישה לדירה יחידה	0	-350
9	הגדלת שיעורי הפחת	-200	300
10	זיכוי למקבלי תעודות .B.A ו-.M.A למשך שלוש שנים ושנתיים, בהתאמה	-30	-50
11	הפחתת מע״מ מלכ״ר מ-8.5 אחוזים ל-7.5 אחוזים	-300	0
12	הפחתת מע״מ פיננסי (שכר ורווח) מ-17 אחוזים ל-15.5 אחוזים	-250	0
13	העלאת שווי שימוש ברכב צמוד	0	700
14	ביטול מס מכירה	0	-500
15	השפעת ביטול מס מכירה על תשלום מס הכנסה	0	150
16	ביטול מס מעסיקים	0	-1,400
ב.	**מסים עקיפים**	**-1,100**	**300**
1	הסדר סולר (העלאה הדרגתית של הבלו על סולר לבלו על בנזין)	600	600
2	הפחתת מס קנייה על כלי רכב ל-72 אחוזים	-100	-100
3	הפחתת מע״מ עוסקים מ-16.5 אחוזים ל-15.5 אחוזים	-1,400	0
4	ביטול מס קנייה על מוצרים ״לבנים״, קוסמטיקה, מזגנים וסוללות	-200	-200
	מס קנייה ייבוא	-150	-150
	מס קנייה ייצור עצמי	-50	-50
ג.	**אגרות**	**0**	**0**

אומדן הטבות המס לשנת 2008

הטבות המס לשנת 2008 יסתכמו על-פי התחזית בכ-34.7 מיליארד ש״ח, המהווים כ-18 אחוזים מהכנסות המדינה ממסים וכ-5.0 אחוזי תוצר. שיעור זה נמוך בכ-1.5 אחוזי תוצר בהשוואה לשנת 2002, בין היתר כתוצאה מהעלאת נטל המס על ההון (במסגרת הרפורמה במס הכנסה שנכנסה לתוקף בינואר 2003); מצמצום וביטול הטבות שונות שנכנסו לתוקף אחרי שנת 2003; וכן כתוצאה מהפחתת שיעורי המס (מס הכנסה על יחידים וחברות, מע״מ ומס קנייה).
האומדן האמור מוטה כלפי מטה מכיוון שאיננו כולל סעיפי הטבות שאת עלותם לא עלה בידנו לכמת (לדוגמה עלות הפטור ממס הכנסה על מלכ״רים).

טיב אומדני הטבות המס והשוואה לשנת 2006

אומדני הטבות המס סובלים מאי ודאות גדולה, שכן בהיעדר בסיס נתונים מפורט ועדכני על ניצול הטבות המס, אומדנים אלה מחושבים על פי נתונים חלקיים, בפיגור של מספר שנים. הנתונים מקודמים לערכי שנת התחזית בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומסויית יציבה. אולם, בגלל מחזורי העסקים ובגלל השינויים המשמעותיים שמערכת המס עברה החל משנת 2003 (הרפורמה במסוי שוק ההון והשינויים במסוי קופות הגמל ובחוק לעידוד השקעות הון), יש לשער שהנחה זו אינה מתקיימת. נוסף על כך משתנה המתודולוגיה לאמידת העלות של הטבות מס מסוימות (אם כי לעתים רחוקות). השנה, לדוגמה, אימצנו שיטה חדשה לאומדן עלות הטבות המס לקופות גמל, כפי שיוסבר להלן.

כל אלה מונעים השוואה פשטנית של אומדני הטבות המס בין השנים. לכאורה חלה עלייה מ-29.2 מיליארד ש״ח בהיקף ההטבות בשנת 2006 (ראה דוח מינהל הכנסות המדינה לשנת 2005) ל-34.7 מיליארד ש״ח בשנת 2008. מתוך סכומים אלה, אומדן ההטבות לקופות גמל גדל לכאורה מ-8.0 מיליארד ש״ח בשנת 2006 ל-10.4 מיליארד ש״ח בשנת 2008, אלא שגידול זה נובע כאמור משינוי מתודולוגי. היקף שאר ההטבות עלה מ-21.2 מיליארד ש״ח בשנת 2006 ל-24.3 מיליארד ש״ח בשנת 2008, דהיינו מ-3.4 אחוזי תוצר ל-3.5 אחוזי תוצר בהתאמה. עלייה זו מוסברת בגידול המתמשך בהיקף הנכסים הפיננסים שעליהם חל שיעור מס מוגבל.

הסכום האמור כולל הטבות במסים ממשלתיים בלבד, ולפיכך אינו כולל הטבות בדמי הביטוח הלאומי ובמסוי של הרשויות המקומיות. ההטבות במס הכנסה ובמסי נדל״ן יסתכמו בשנת 2008 בכ-31.0 מיליארד ש״ח; ההטבות במע״מ יסתכמו בכ-3.7 מיליארד ש״ח; וההטבות באגרות יסתכמו בכ-0.1 מיליארד ש״ח.

חישוב פשוט מלמד כי אילו בוטלו כל הטבות המס, ניתן היה להפחית את שיעורי מס ההכנסה על יחידים בכל אחת מהמדרגות בשיעור של עד 15 אחוזים; את שיעור מס החברות – בכ-4 אחוזים; ואת שיעור המע״מ – בכאחוז.

החישוב הנ"ל אינו מביא בחשבון ארבעה גורמים:

- **השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות** – עלות כל הטבה נאמדה באופן בלתי תלוי בהטבות האחרות (דהיינו תחת ההנחה ששאר סעיפי החוק נשארים ללא שינוי).
- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס כתוצאה מביטול ההטבות** – לא נלקח בחשבון, לדוגמה, קיטון אפשרי בצריכת פירות וירקות כתוצאה מהטלת מע"מ.
- **עלות אכיפת הגבייה** – לא הובאה בחשבון תוספת כוח האדם הדרושה לגביית המסים, אם הטבה כלשהי תבוטל.
- **השפעת ביטול ההטבות על חלוקת נטל המס** – למרות הסייגים, החישוב מציג בבירור את ההיקף המשמעותי של הטבות המס ועד כמה גדול מרחב הפעולה שהיה מתאפשר כתוצאה מביטולן.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר "הוצאות המס" (Tax Expenditures), מוגדרות כהפסד הכנסות הנובע מפטורים או מהנחות במסים, הניתנים לקבוצות שונות של אזרחים ולסוגים שונים של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג הטבה	הגדרה	דוגמאות
פטור	ההכנסה או העסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על ההכנסה או על העסקה	מס חברות על מפעלים מאושרים
הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש

המושג "הוצאות מס" הוטבע בסוף שנות ה-60 במשרד האוצר האמריקני על ידי פרופ' Stanley Surrey, ומשנת 1974 חִייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. ארבע עשרה מדינות המשתייכות לארגון ה-OECD ואף חלק מהערים בארצות הברית מפרסמות תקציב הוצאות מס. בישראל מצורף דיווח דומה לתקציב המדינה החל משנת 1986 (על פי סעיף 2(ב)(2) לחוק יסודות התקציב - 1985).

הדיווח אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה היא שדוח זה יכלול את הפרטים הבאים:

- רשימה של הטבות מס
- ציון עלות של כל הטבה
- רשימת הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר: מין, מעמד בעבודה, אזור גיאוגרפי וכדומה)
- ציון מטרת ההטבה והאם היא משיגה את יעדה ("מועילות")
- האם השגת היעד היא בעלות אופטימלית ("יעילות")
- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

הקלות מס נועדות להשיג יעדים כלכליים-חברתיים, ולעתים – לעקוף קושי מינהלי. לדוגמה, דחיית מסוי רווחי הון למועד המימוש נקבע בשל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס אפשר לתת בדרך של צמצום בסיס המס או בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לגבי כל מס את המאפיינים הבאים ("התקן"):

- **בסיס המס** – לדוגמה בסיס מס הכנסה הוא ההכנסה החייבת, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות הזיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- **שיעור המס** – בשיטת מס הכנסה פרוגרסיבית על יחידים, גובה הטבת המס הגלומה בשיעור מס מוגבל על הכנסות מסוימות (כגון הכנסות משוק ההון החל מינואר 2003), הוא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבל ההכנסה. מאידך יש לציין ששיעורי מס ראשונים נמוכים אינם נחשבים כהטבה.
- **החייב במס.**
- **הגדרת הגבולות הגיאוגרפיים** – לדוגמה, בשיטת מס טריטוריאלית אין הפטור על הכנסות מחו"ל נחשב כהטבה.
- **מינהל המס** – הכוונה כאן היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תיחשב כהטבת מס, אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן שעל פיו יש לחשב את ההטבה. לדוגמה, על ייצוא סחורות חל מע"מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע"מ הוא מס על הצריכה המקומית, אין לכלול את שיעור 0 על ייצוא סחורות ברשימת הטבות המס. לפיכך, יש להתייחס להיקף הטבות המס המדווחת במסמך זה בכפוף לקביעת התקן בכל מס ומס. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית אם ההטבה רצויה.

לא רק הגדרת ההטבות עשויה להיות שנויה במחלוקת, אלא גם כימותן בעייתי. השיטה שנבחרה לבניית אומדן הטבות המס מניחה שההטבה הנידונה היא היחידה הקיימת - ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא, לגרום לשינוי באותו ערך בהכנסות המדינה. נקודה זו תקפה עוד יותר בצירוף של כמה סעיפים.

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2008, למעט הסעיף המתייחס להטבות בשוק ההון, כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במינהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, מבוססים האומדנים על נתונים לא מעודכנים (לעתים עד כדי פיגור של חמש שנים) המתורגמים למחירים הרלוונטיים לשנת 2008.

היתרונות והחסרונות של הטבות המס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה – הוצאה ישירה או הטבת מס.

לעתים מוזכר שלהוצאות מס יתרון על פני הוצאות תקציביות, בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם טיעון זה אינו עומד תמיד במבחן המציאות. מחד גיסא, מנגנון של חלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל (למשל חלוקת קצבאות ילדים על ידי המוסד לביטוח לאומי), ומאידך גיסא, חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה. בצד החסרונות, נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את העניים הנמצאים מתחת לסף המס. ניתן כמובן להתגבר על חיסרון זה על ידי הפעלת שיטת מס הכנסה שלילי.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס ועל מקבלי ההטבות הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית גדלה, עולה גם העלות למשק. לדוגמה, חברות בעלות מפעל מאושר על פי חוק עידוד השקעות הון, זוכות לשיעור מס חברות מופחת ואף לפטור ממס חברות, בתנאי שעמדו בתנאים מסוימים. השילוב של הטבות משמעותיות ואי הוודאות בעמידה בתנאי הזכאות גורם לחיכוכים ולמחלוקות בין שלטונות המס והנישומים ועקב כך גורם גם לפגיעה בדבר שרצו לעודד – השקעות ותעסוקה. אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי אודות התועלת שבהן ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. לרבים נדמה שניתן להשיג באמצעותן "יש מאַין", כיוון שעלותן אינה ידועה לכול.

תקציב הוצאות המס נועד, אפוא, לכַמת עלויות אלה ולפרסמן, על מנת שניתן יהיה להשוות בין הטבת מס לבין הוצאה תקציבית ישירה, אולם יש להודות שמטרה זו טרם הושגה. למרות הזמן הרב שעבר מפרסום תקציב הוצאות המס לראשונה, השוואת הטבת מס מול הוצאה ישירה היא נדירה בישראל ואף בעולם.

עדיפות הפחתת המסים לכלל על פני הטבות ייחודיות

הטבות מס מיטיבות אמנם עם מקבליהן, אולם הן מעבירות את נטל תשלום המס אל שאר האוכלוסייה ובכך מֵרֵעות את מצבה. הטבות המס משנות את חלוקת הנטל ותוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק. מכאן, שעדיפה רפורמה המשלבת הפחתת שיעורי מס לכלל האוכלוסייה עם ביטול הטבות לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, בוצעו בישראל בשנת 1975 ובשנת 2003. בארה״ב הן בוצעו בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

השינויים ברשימת הטבות המס בשנים האחרונות

משנת 1990 ועד שנת 2002 נעשו בישראל ניסיונות רבים לצמצם את היקף הטבות המס, אך הם עלו יפה רק בחלקם. רוב הניסיונות לצמצם את הטבות המס המשמעותיות נכשלו, כך בשוק ההון, בקצבאות זקנה וילדים, במע״מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה נסיגה במשך השנים והורחבו הטבות המס.

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל חוק לתיקון מקיף לפקודת מס הכנסה (״הרפורמה״) אשר כלל שינויים מהותיים במס הכנסה על יחידים בישראל – הפחתה הדרגתית בשנים 2003 עד 2010 בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומַעבר משיטת מס טריטוריאלית לשיטת מס פרסונלית. בנוסף לרפורמה הוטל בשנת 2002, מס על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולאריים, ובשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים (מעל תקרה של 70,000 ש״ח לזכייה, תקרה שהופחתה בשנת 2005 ל-50,000 ש״ח) וצומצמו ההטבות במסוי העקיף לעולים ולתושבים חוזרים. בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר).

למרות השינוי לטובה שחל בשנת 2002, הניסיון הבין-לאומי והישראלי מלמד שקשה לבצע ביטול הטבות ולהתמיד בו, וזאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

בהקשר זה יש להזכיר שבחודש אוגוסט 2004, החליטה הממשלה על צמצום נוסף בהטבות המס, לפי הרשימה הבאה:

	תוספת גבייה במיליוני ש״ח
הפחתת תקרת הפטור לקרן השתלמות להכנסה חודשית של 7,000 ש״ח	800
ביטול הזיכוי בגין בן זוג שאינו עובד	450
ביטול הפטור ממע״מ באילת	400
ביטול הזיכוי על הכנסות מעבודה במשמרות	150
ביטול תקרת הפטור ממס על זכייה בהימורים ובהגרלות	200
הגבלת הזיכוי למעבידים באילת למס הכנסה המוטל על אותו עובד	50

מהרשימה לעיל אושרו בכנסת רק הסעיף השני והשישי. יתירה מזאת, במהלך שנת 2005 הורחבה רשימת היישובים הזכאים להטבות גיאוגרפיות; ניתן פחת מואץ של 100 אחוזים להשקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יולי 2005 עד דצמבר 2006; החל משנת 2006 נקבע הסדר מסוי מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות ("פטור השתתפות"), לפיו משקיעי חוץ יהיו פטורים ממס על רווחי הון גם מחוץ לבורסה; תינתן חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה ושנתיים נוספות למקבלי תואר M.A; בשנת 2007 הוכפלה ההטבה למקבלי תואר B.A. לנקודת זיכוי; הוכפלה תקרת הזיכוי לתרומות מ-2 מיליון ש"ח ל-4 מיליון ש"ת והוארכה תקופת הזכאות לזיכוי נוסף לחיילים משוחררים מעשרים וארבעה חודשים לשלושים ושישה חודשים.

השוואה בין-לאומית

היקף הטבות המס בישראל אינו חריג בהשוואה למדינות אחרות בעולם. על פי נתונים המתייחסים לשנת 2003, בקצה התחתון נמצאת הולנד עם היקף הטבות מס של כ-2 אחוזי תמ"ג ובקצה העליון נמצאת סין עם היקף הטבות מס של כ-10 אחוזי תמ"ג.


היקף הטבות המס כאחוז מהתוצר
השוואה בין-לאומית, 2003
סין
קנדה
ארה"ב
פינלנד
תורכיה
ישראל
אוסטרליה
הולנד
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
10%

תחזית ההטבות במסים ישירים לשנת 2008

בשנת 2008 יסתכמו ההטבות במס הכנסה ובמסי נדל"ן בכ-31.0 מיליארד ש"ח, לפי הפירוט הבא:

	במליארדי ש"ח	**באחוזים**
השקעות הון ותעשייה	2.7	9
שוק ההון	18.7	60
רווחה ופיזור אוכלוסייה	3.4	11
תחום המשפחה	2.1	7
מסי נדל"ן	3.3	10
הטבות שונות	0.8	3
סך הכול	**31.0**	**100**

הטבות להשקעות הון ולתעשייה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש שבין שיעור מס של 25 אחוזים, המוטל על חברה בעלת מפעל מאושר, לבין שיעור מס של 27 אחוזים על חברות רגילות בשנת 2008. חברה שיש בה השקעות חוץ, נהנית משיעורי מס מופחתים של 10 עד 20 אחוזים, בהתאם למשקלה של השקעת החוץ.

"המסלול החֲלופי" מאפשר לחברה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס 0 למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא למעשה דחיית מס – בעת חלוקת הרווח ייגבה מס בשיעור של 25 אחוזים (בתוספת מס על דיווידנד).

מחקר ופיתוח, חיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15 אחוזים מהכנסה שנבעה מעבודה במשמרות, עד למכסימום של 775 ש"ח לחודש (נכון לשנת 2007). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה – בצירוף להכנסה הרגילה – עולה על 8,860 ש"ח לחודש (נכון לשנת 2007). ב-15 באוגוסט 2004 החליטה הממשלה על ביטול הטבה זו החל משנת 2005, אך חזרה בה מאוחר יותר.

החוק לעידוד התעשייה (מסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלה.

מס מוגבל על רווחי הון מחוץ לבורסה – רווחי הון (החלק הריאלי) שצמחו החל משנת 2003. על חברות ויחידים חל מס מוגבל של 25 אחוזים (לגבי יחידים שאינם בעלי שליטה, שיעור זה פחת ל-20 אחוזים בשנת 2006). על רווחי הון שצמחו עד שנת 2002 חל מס שולי לגבי יחידים או מס חברות רגיל לגבי חברות. ההטבה היא ההפרש בין שיעור המס השולי או שיעור מס חברות לפי העניין, לשיעור המס המוגבל. אומדן ההטבה בסעיף זה אינו כולל ריווחי הון בבורסה ושבח מקרקעין שאף הם זוכים לשיעור מס מוגבל (ראה להלן).

פחת מואץ – אין בנמצא אומדן עלות הטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר היא לאפשר הקמה של מרכזי ניהול בין-לאומיים של תושבי חוץ. חברה שתעמוד במספר תנאים, תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה.

הטבות לשוק ההון

קופות גמל

קופות גמל הינן מכשיר חיסכון לטווח ארוך. חיסכון זה זוכה להקלות מס הן בשלב ההפקדה, הן בשלב הצבירה והן בשלב המשיכה. הטבות המס ניתנות בצורת זיכוי או ניכוי לגבי תשלומי העובד השכיר או העצמאי, ואילו תשלומי המעביד מהווים הוצאה מוכרת למעביד אך אינם הכנסה חייבת בידי העובד.

הסדרת פעילות קופות הגמל והיקף הטבות המס מעוגנים בפקודת מס הכנסה ובתקנות. ניתן להזכיר בהקשר זה בעיקר את סעיפים 45א, 47, 3(ה3) ו-17(5א) לפקודה ואת תקנות מס הכנסה (כללים לאישור ולניהול קופות גמל). בשנים 2007-2003 חלו שינויי חקיקה תכופים שהגבירו את המורכבות בתחום זה. לצורך המחשה, אם בשנת 1980, כל סעיפי הפקודה שהוזכרו לעיל נכנסו בעמוד אחד, היום סעיפים אלה תופסים כשמונה עמודים בפקודה, ואילו התקנות גדלו מכ-20 עמודים בשנת 1980 לכ-90 עמודים בשנת 2007.

להלן, השינויים העיקריים שהשפיעו על הטבות המס לקופות גמל:

במסגרת הרפורמה במס הכנסה של שנת 2003, הוחלט על מסוי מרכיב התשואה הריאלית בקופות גמל לתגמולים. המס יוטל על התשואה שנצברה על הפקדות החל מ-1 בינואר 2003 בלבד. עם זאת, רווחים שמשך עמית בהגיעו לגיל 60 ומקורם בהפקדת שהייתה זכאית להטבת מס וחלפו 15 שנים ממועד ההפקדה הראשונה – יהיו פטורים ממס.

בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מס' 12), התשס"ד-2004 (ס"ח 1936 מיום 4 באפריל 2004, עמ' 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות גמל ולקרנות פנסיה. על פי תיקון זה, החל משנת 2005 הופחתה התקרה המזכה מ-9,900 ש"ח לחודש ל-7,100 ש"ח לחודש והועלה שיעור הפרשת העובד לקופת גמל מ-5 אחוזים ל-7 אחוזים. כמו כן נקבעה תקרה אחת

כוללת למסלול הוני ולמסלול קצבתי (ארבע פעמים השכר הממוצע במשק), כך שלא ניתן עוד ליהנות משתי התקרות בנפרד.

נוסף על כך, החל משנת 2006, הותנתה הפקדה בקופת גמל לתגמולים בהפקדה מינימלית בקופת גמל לקצבה לגבי הפקדה של עמית עצמאי שנולד בשנת 1961 ואילך, וכן נקבע כי עמית עצמאי במסלול התגמולים לא יוכל למשוך כספים אלא בהגיעו לגיל 60 ולאחר חמש שנים לפחות ממועד ההפקדה הראשונה. הכללים הנ״ל חלים על ההפקדות מ-1 בינואר 2006.

כיוון שאין בנמצא מידע מלא על פעילות של כל עובד ועובד בחשבון קופות הגמל שלו, אין באפשרותנו לחשב במדויק את הטבות המס בגין הפעילות בקופות גמל, לכן החישוב של הטבות המס להפקדות בקופות גמל המובא להלן הוא קירוב, ויש להתייחס אליו בהתאם. יש לציין שהטבות המס לקרנות השתלמות מוצגות בסעיף נפרד.

החישוב כולל חמישה שלבים:

שלב א: סך ההפקדות במכשירים העשויים ליהנות מהטבות מס בשנת 2005 (השנה האחרונה שלגביה קיימים נתונים):

הפקדה	**מיליארדי ש״ח**
פרמיות לביטוח מנהלים	7.6
פרמיות לביטוח אובדן כושר עבודה	1.2
דמי גמולים בקרנות פנסיה	11.7
הפקדות בקופות גמל לתגמולים ולפיצויים	11.4
סה״כ הפקדות	31.9

שלב ב (אומדן ההפקדות בשנת 2008): על פי התחזית, יגדלו תשלומי השכר בכ-22 אחוזים משנת 2005 לשנת 2008, כך שבהנחה של אי שינוי התנהגות, יסתכמו ההפקדות בקופות גמל הנהנות מהטבות מס (פרט לקרנות השתלמות כאמור) בכ-38.9 מיליארד ש״ח. במהלך עסקים רגיל, הנחה של אי שינוי התנהגות היא סבירה, אך בינתיים נכנסו לתוקף שינויים רבים בתחום קופות הגמל אשר השפעתם על התנהגות המפקידים אינה ידועה, ולכן יש לתת לתחזית ההטבה בסעיף זה ערך אינדיקטיבי בלבד.

שלב ג (הפקדות הנהנות בפועל מהטבות המס): בהיעדר נתון מדויק, הונח ש-10 אחוזים מההפקדות עוברות את התקרות המותרות ואינן זוכות בהטבות מס. לכן, מתוך סך הפקדות של 38.9 מיליארד ש״ח, כ-35.0 מיליארד ש״ח יזכו בהטבות מס בשנת 2008.

שלב ד (שיעור ההטבה): כאמור, חלק מההפקדות זוכות בניכוי (או בפטור הדומה לניכוי) וחלק בזיכוי של 25 או 35 אחוזים. בשנת 2008, שיעור המס השולי המשוקלל יעמוד על כ-30 אחוזים, כך ששיעור ההטבה הממוצע יהיה 29.8 אחוזים.

שלב ה (הטבת מס): ממכפלה של הפקדה של 35.0 מיליארד ש״ח הנהנית מהטבת מס, ושיעור הטבה ממוצע של 29.8 אחוזים, מתקבלת הטבת מס של כ-10.4 מיליארד ש״ח בשנת 2008.

קרנות השתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5 אחוזים (או 8.4 אחוזים לעובדי הוראה), פטורה ממס בידי העובד עד למשכורת מרבית של 15,712 ש״ח (נכון לשנת 2007). תקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. ביולי 1985 בוטל הזיכוי של 25 אחוזים על הפרשת העובד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים. עצמאי המפריש לקרן השתלמות עד 2.3 אחוזים מהכנסתו (עד תִקרה) זכאי לניכוי בשיעור שאינו עולה על 1.5 אחוזים. בשנת 1997 הועלו שיעורים אלה ל-4.7 אחוזים ול-3 אחוזים, והחל משנת 1998 ל-7 אחוזים ול-4.5 אחוזים בהתאמה. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר– כ-18,166 ש״ח לחודש לעומת 15,712 ש״ח כאמור.

ב-15 באוגוסט 2004 החליטה הממשלה להקטין את תקרת ההטבה ל-7,000 ש״ח החל משנת 2005, אך חזרה בה מאוחר יותר. החל משנת 2003, רווחים שנצברו על הפקדות שבוצעו מהמועד האמור, חייבים בשיעור של 15 אחוזים (20 אחוזים החל מ-2006), לגבי חלק ההפקדות העולות על תקרת ההטבה.

הכנסות מריבית

עד שנת 2002 ובשנה זו, אומדן ההטבה בסעיף זה הביא בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הריאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003, הריבית הריאלית באפיקי חיסכון צמודים חייבת במס בשיעור מוגבל של 15 אחוזים, ואילו באפיקים לא צמודים, הריבית הנומינלית חייבת במס בשיעור מוגבל של 10 אחוזים. החל משנת 2006 הועלו שיעורים אלו ל-20 אחוזים ול-15 אחוזים בהתאמה. ההטבה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבלי ההכנסות מריבית. קשיש יחיד וזוג קשישים זכאים לניכוי מהכנסה זו עד תקרה. כמו כן, משפחות עם הכנסה שנתית נמוכה זכאיות לניכוי מהכנסה מריבית עד תקרה. האומדן אינו כולל את הפטור על הריבית על פיקדונות של תושבי חוץ בבנקים ישראליים ואת הפטור על פיקדונות במט״ח של עולים חדשים.

רווחי הון בבורסה

רווחי הון בבורסה משתנים במידה רבה משנה לשנה. לפיכך, אומדן ההטבה בסעיף זה מבוסס על ההנחה כי התשואה ההונית הריאלית שהציבור משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של כ-8 אחוזים לגבי הציבור בעלי העניין ושל כ-4 אחוזים לגבי הציבור הרחב שאינו בעל עניין.

עד לשנת 1991, נישומים שפרק ב׳ ל״חוק התאומים״ חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), היו חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חויבו נישומים אלה, שאינם בעלי שליטה (הכוונה לנישומים שמניותיהם מקנות להם פחות מ-10 אחוזים מזכויות ההצבעה בחברה), במס מלא. מצבם של נישומים בעלי שליטה, לעומת זאת, לא השתנה עד שנת 1998, אך החל משנת 1999 גם נישומים אלה חייבים במס. עד שנת 2003, ״הציבור הרחב״ (נישומים שפרק ב׳ לחוק התיאומים לא חל עליהם, לא כולל הממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך), לא חויב במס על רווחי הון בבורסה. החל משנה זו, במסגרת הרפורמה, הרכיב הריאלי של רווחי הון אלה חוייב בשיעור מס מוגבל של 15 אחוזים. שנת 2003 הייתה שנת מעבר, שבה במקום המס על הרווח הריאלי, הוטל מס מחזור של 0.5 אחוז במחצית הראשונה של השנה ו-1 אחוז במחצית השנייה של השנה. בשנת 2006 עלה שיעור המס ל-20 אחוזים לגבי ״הציבור הרחב״ ול-25 אחוזים לגבי יחידים בעלי שליטה. ההטבה בסעיף זה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של בעלי הכנסות מרווחי הון בבורסה.

חלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. במסלול הרגיל ישלם העובד מס על פי שיעור המס השולי, וההכנסה תיחשב כהוצאה המותרת בניכוי בידי המעביד. ואולם קיים גם ״מסלול רווח הון״ שבו העובד משלם מס בשיעור 25 אחוזים, אך המעביד אינו ראשי לנכות את ההוצאה לצורכי מס. אין בידינו אומדן של ההטבה הגלומה בחלוקת אופציות לעובדים.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ״ר

מלכ״רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון

פטור על תגמולים ישירים הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

פטור על קצבאות הביטוח הלאומי

קצבאות ילדים – הפטור חושב בהנחה שכל הקצבה תמוסָה בידי ראש המשפחה.

קצבאות זקנה ושאירים – הפטור על קצבאות אלה אמור היה להתבטל בספטמבר 1991, על פי החלטת הממשלה, אך היא חזרה בה כך שהפטור עומד בעינו.

קצבאות אחרות – פטור על קצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים – חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים ל-3 נקודות זיכוי נוספות ב-18 החודשים הראשונים לעלייתם ארצה, ל-2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה. אומדן העלות המוצג כאן מתייחס להטבה זו בלבד. נוסף על כך, עולים זכאים לשורה של הקלות שאין לגביהן אומדן עלות: פטור ל-5 שנים על הכנסות פסיביות שמקורן בנכס בחו"ל שהיה בבעלות העולה לפני היותו תושב ישראל; פטור ל-20 שנה על הכנסות מריבית מפיקדון במט"ח בבנק ישראלי; פטור ל-10 שנים על רווחי הון ממכירת נכס בחו"ל שהיה בבעלות העולה לפני היותו תושב ישראל; פטור ל-4 שנים על הכנסה עסקית מחו"ל בתנאי שהעסק היה בבעלות העולה 5 שנים לפני היותו תושב ישראל; ופטור על פנסיות מחו"ל בתנאים מסוימים.

זיכוי בשל החזקת קרוב במוסד – עד ליולי 1990 ניתן זיכוי (בשיעור שבין 25 ל-35 אחוזים) על הוצאות רפואיות בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35 אחוזים מההוצאה העולה על 12.5 אחוזים מההכנסה החייבת.

זיכוי להורה שילדו נטול יכולת – עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד נטולי יכולת היה זכאי ל-2 נקודות זיכוי, בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו אדם נטול היכולת. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

זיכוי בשל תרומות – 35 אחוזי זיכוי ליחיד מסכום התרומה (לגבי חברות – שיעור הזיכוי היה 35 אחוזים עד שנת 2005, ומשנת 2006 הזיכוי יהיה שיעור מס חברות בשנת מתן התרומה), עד לתִקרה של 30 אחוזים מההכנסה החייבת או עד ל-480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש"ח (הסכום המעודכן לשנת 2006 הוא 2,218 אלף ש"ח) וניתנה אפשרות לפרוש תרומות העולות על תקרה זו לשלוש שנים קדימה. בשנת 2007 הועלתה התקרה ל-4 מיליון ש"ח.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 42,300 ש"ח לחודש, או על הכנסות אחרות עד 5,080 ש"ח לחודש (נכון לשנת 2007). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים עם נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

זיכוי לתושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 13-25 אחוזים בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003, וההטבה קטנה מכ-1.5 מיליארד ש״ח לכ-0.6 מיליארד ש״ח. במהלך שנת 2005 הורחבה רשימת היישובים הזכאים (יש לציין שהפטור ממע״מ באילת אינו נכלל בסעיף זה אלא בהטבות במסים עקיפים בהמשך הפרק).

זיכוי למעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20 אחוזים מההכנסה החייבת של עובדיהם, עד לתִקרת המס שנוכה משכר עובדים אלה. החל משנת 2003, הטבה זו אינה ניתנת בגין העסקת קרוב או בעל שליטה בחברה המעבידה. החל משנת 2006 הוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

הטבות למשפחה

זיכוי למשפחות חד הוריות ולגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

חצי נקודת זיכוי לנשים – נשים, בחישוב שומה נפרד, זכאיות לחצי נקודת זיכוי נוספת. נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן ״בן הזוג הרשום״.

זיכוי בגין ילדים לאִמהות עובדות – אישה עובדת, בחישוב שומה נפרד, הייתה זכאית עד ליולי 1990 לנקודת זיכוי אחת בשל כל אחד מילדיה שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי זוגי בלבד, בעוד שאֵם או אב חד הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996, שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בגין ילדיו שלא מלאו להם 18 שנה.

זיכוי בגין בן זוג לא עובד – עד שנת 2004, אדם שכלכלת בן זוגו הייתה מוטלת עליו, היה זכאי לנקודת זיכוי אחת, אולם אישה שדרשה נקודות זיכוי בגין ילדיה וכלכלת בן זוגה הייתה מוטלת עליה, הייתה זכאית לחצי נקודת זיכוי בלבד. החל משנת 2005, בוטלה הטבה זו, למעט במקרים שבהם הנישום או בן זוגו הם נכים או הגיעו לגיל פרישה.

הטבות שונות במס הכנסה

פטור על הכנסות מהימורים, מהגרלות ומפרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש״ח שהתקבלו מהימורים ומהגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, כל זכייה העולה על 70,000 ש״ח (סכום זה הופחת ל-50,000 ש״ח בשנת 2005), חייבת ב-25 אחוזי מס.

פטור משכר דירה – שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 7,390 ש״ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 קטן סכום זה ל-5,540 ש״ח ול-3,695 ש״ח בהתאמה, ובשנת 2007 הועלה הסכום ל-4,200 ש״ח. מעל לסכום זה פוחת הפטור שקל כנגד שקל.

עידוד בניית דירות להשכרה – חברה שבבעלותה בניין שבנייתו הסתיימה בשנת 2007 ואילך ואשר 70 אחוזים מדירותיו מושכרות למגורים עשר שנים רצופות, זכאית לשיעור פחת של 20 אחוזים על הבניין וזכאית לקזז הפסד מהבניין בשל פחת כנגד כל הכנסה. כמו כן, החברה פטורה ממס שבח על מכירת הבניין בתנאי שהקונה ימשיך להשכיר את הדירות לתקופת השכרה כוללת של 25 שנים רצופות. עלות ההטבה נאמדת בכ-10 מיליון ש״ח בשנת 2008 ובכ-100 מיליון ש״ח בטווח הארוך.

זיכוי לחיילים משוחררים – החל משנת 2000, חיילים ומתנדבים בשירות לאומי ששירתו 24 חודשים לפחות, זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם (תקופה זו הוארכה לשלוש שנים החל משנת 2007). מי ששירת בין 12 ל-24 חודשים זכאי לנקודת זיכוי אחת.

סטודנטים – החל משנת 2005 ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה (לרבות לימודי מקצוע בהיקף של 1,700 שעות אקדמיות) ולמשך שנתיים נוספות למקבלי תואר M.A., אשר סיימו את לימודיהם בשנת 2005 ואילך. החל משנת 2008 תוכפל ההטבה למקבלי תואר B.A. ותעודת הוראה, אשר סיימו את לימודיהם בשנת 2007 ואילך, לנקודת זיכוי שלמה.

ספורטאים ועיתונאים זרים – אלה זכאים, במשך שלוש השנים הראשונות לשהותם בארץ, לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25 אחוזים בלבד.

קרנות וגופים מוטבים

גופים שונים נהנים מהטבות מס. אין בידנו אומדן עלות הטבות אלו.

קרן קיסריה אדמונד בנימין דה רוטשילד – הקרן, המפתחת את אדמות קיסריה, פטורה ממס הכנסה וממס שבח.

האקדמיה הלאומית הישראלית למדעים – על פי סעיף 8 לחוק באותו שם, פטורה האקדמיה מכל מס.

קרן וולף - על פי סעיף 4 לחוק באותו שם, פטורה הקרן מכל מס.

קרן המדע הדו לאומית של ארה״ב וישראל – הקרן פטורה ממס שבח, ממס רכישה וממס מעסיקים. שתי קרנות דו לאומיות ארה״ב-ישראל נוספות (למו״פ תעשייתי ולמו״פ חקלאי) נהנות מאותן ההטבות.

הטבות במסי נדל״ן

הטבות במס רכישה

מס רכישה מופחת לנכה, לנִפגע, לבן משפחה של נִסְפָּה ולעולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל.

הטבות במס שבח

דירות מגורים – לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, רשאי למכור בפטור ממס, דירת מגורים אחת פעם בארבע שנים.

הטבות במס שבח לנכסים היסטוריים – נכסים שנרכשו עד 1960, חייבים בעת מכירתם במס שבח מוגבל, בין 12 אחוזים ל-24 אחוזים בלבד. החל משנת 2005 תצומצם הטבה זו בהדרגה לגבי חברות ולגבי יחידים שקיבלו את הזכות במקרקעין בפירוק חברה. יחידים ואחרים (כגון אגודות שיתופיות) ממשיכים ליהנות מההטבה.

מס מוגבל ל-20 אחוזים על שבח מקרקעין – על השבח (החלק הריאלי) שצמח החל משנת 2002, חל מס מוגבל של 25 אחוזים (שיעור זה הופחת ל-20 אחוזים החל משנת 2007). ההטבה היא ההפרש בין שיעור המס השולי (או שיעור מס חברות לגבי חברות) לשיעור המס המוגבל.

הטבות נוספות במסי נדל״ן – קיימות הטבות מס נוספות לקרנות ריט, קרנות סחירות המשקיעות בנדל״ן מניב באמצעות הבורסה, לפרויקטים של פינוי-בינוי ולעסקות של שָחלוף נכסים. אין בידנו אומדן להטבות אלו.

תחזית ההטבות במסים עקיפים לשנת 2008

בשנת 2008 יסתכמו הטבות המס באגף המכס והמע״מ ב-3.7 מיליארד ש״ח – 0.8 מיליארד ש״ח במכס ובמס קנייה ו-2.9 מיליארד ש״ח במע״מ.

מכס ומס קנייה

עולים חדשים – עד לשנת 2004 שילם עולה חדש מס מופחת בשיעור של 25 אחוזים בתוספת מע״מ בעת רכישת רכב בנפח מנוע של עד 1,750 סמ״ק ו-50 אחוזים בתוספת מע״מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95 עד 109 אחוזים). החל משנת 2005, שיעור המס הוא 50 אחוזים בתוספת מע״מ ללא הבדל נפח מנוע. כמו כן בוטל, החל משנת 2005, הפטור ממע״מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים – עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו יינתנו רק לשוהים בחו"ל מעל שש שנים.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עמם לצריכה עצמית בשווי של עד 200 דולר. בנוסף לכך, נכנס מעל לגיל 17 זכאי לייבא כמות מוגבלת של אלכוהול וסיגריות.

חלקים לרכב – רכב המצויד בכריות אוויר,במערכת ABS או במערכת יציבות ESP נהנה מזיכוי במס קנייה עד תִקרה. עלות הטבה זו תקטן בשנים הבאות כתוצאה מצמצום הדרגתי בתקרת הפטור.

פטור מותנה למוניות – כלי רכב המשמשים כמוניות פטורים ממכס וממס קנייה.

פטורים מותנים אחרים – ניתנים במכס ובמס קנייה במקרים כגון: פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בין-לאומיות או פטור למוסדות בריאות.

מס ערך מוסף

מע"מ בשיעור 0 חל על צריכת פירות וירקות טריים וכן על צריכה של תיירים זרים בבתי מלון (וברכישת שירותים ומוצרים נוספים על ידי תיירים זרים). גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע"מ. על פי החלטת הממשלה מיום 15 באוגוסט 2004, פטור זה היה צריך להתבטל החל משנת 2005, אלא שהחלטה זו לא אושרה על ידי הכנסת. הטבה בפועל – על פי הצריכה בפועל בשנת 2006, הסתכמה עלות הפטור ממע"מ על פירות וירקות בכ-5.1 מיליארד ש"ח.

הטבת המס באגרות

החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה החלתה על חברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מהפטור.

אומדן הטבות המס לשנת הכספים 2008

(במיליוני ש"ח)

סך הכול	**34,750**		
מסים ישירים	**30,980**		
הטבות לגורמי ייצור	**2,740**		
החוק לעידוד השקעות הון :		2,400	
- כללי			40
- משקיעי-חוץ			780
- מסלול חלופי			1,580
מחקר ופיתוח, חיפושי נפט וסרטים		-	
זיכוי לעובדי משמרות		190	
החוק לעידוד התעשייה		-	
מס מוגבל על רווחי הון (לא כולל בורסה)		150	
פחת מואץ		-	
פטור השתתפות		-	
הטבות לשוק ההון	**18,660**		
קופות גמל, נטו :		8,400	
- הטבות בעת ההפקדה			10,400
- בניכוי מסוי בעת המשיכה			-2,000
קרנות השתלמות		2,660	
הכנסה מריבית על אפיקים צמודים		3,900	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		900	
רווחי הון בבורסה		2,800	
דחיית מס בחלוקת אופציות לעובדים		-	
רווחה ופיזור אוכלוסייה	**3,380**		
פטור ממס הכנסה למלכ"ר		-	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,700	

אומדן הטבות המס לשנת הכספים 2008 (המשך)

(מיליוני ש"ח)

- קצבאות ילדים			840
- קצבאות זקנה ושארים			760
- קצבאות אחרות			100
זיכוי לעולים חדשים		30	
זיכוי בשל החזקת קרוב במוסד		30	
זיכוי להורה שילדו נטול יכולת		30	
זיכוי בשל תרומות		160	
הטבות לעיוורים ולנכים		200	
זיכוי לתושבים באזורי פיתוח		750	
זיכוי למעבידים באילת		80	
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**2,110**		
זיכוי למשפחות חד-הוריות		80	
חצי נקודת זיכוי לנשים		700	
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,300	
זיכוי בגין בן זוג לא עובד		30	
הטבות שונות במס הכנסה	**830**		
הכנסות מהימורים		230	
פטור להשכרת דירות מגורים		380	
עידוד בניית דירות להשכרה		10	
חיילים משוחררים		80	
סטודנטים		110	
ספורטאים ועיתונאים זרים		20	
קרנות וגופים מוטבים	**-**		
קרן קיסריה		-	
האקדמיה הלאומית הישראלית למדעים		-	
קרן וולף		-	
קרן המדע הדו לאומית של ארה"ב וישראל		-	

אומדן הטבות המס לשנת הכספים 2008 (המשך)

(מיליוני ש"ח)

הטבות במסי נדל"ן	**3,260**	
מס שבח מוגבל לנכסים היסטוריים		300
מס שבח מוגבל ל-25 אחוזים		160
הטבות נוספות (קרנות ריט, פינוי-בינוי ושחלוף)		-
מסים עקיפים	**3,670**	
מכס ומס קנייה	**750**	
עולים חדשים		40
תושבים חוזרים		10
תיירים ישראלים		300
חלקים לרכב (כריות אוויר ו-ABS)		200
פטור מותנה למוניות		170
פטורים מותנים אחרים		30
מס ערך מוסף	**2,920**	
פירות וירקות		1,600
שירותי תיירות		820
חוק אילת		500
אגרות	**100**	

המקור: מינהל הכנסות המדינה

חלק ה

תכנית תקציב רב-שנתי
מונחת על שולחן הכנסת

התקציב הרב-שנתי – מעטפות

התקציב הרב-שנתי לשנים 2008-2010 פורט ב"מעטפות". כל "מעטפה" כוללת סוג של הוצאות עם מאפיינים משותפים. בהתאם ל"חוק יסוד: משק המדינה", משמשת תכנית התקציב הרב-שנתי בסיס לתקציב המפורט בשנת התקציב העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המינהליות של משרדי הממשלה
ביטחון וביטחון הפנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום הפעולות בשטחים, משטרה, שירות בתי הסוהר ומשק הדלק לשעת חירום
שירותי חברה ורשויות מקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, וכן תשלומים לרשויות המקומיות
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גמלאות ופיצויים לעובדי המדינה וכן תגמולים לנכים
תמיכה במחירי מוצרים ושירותים	בעיקר סבסוד המים לחקלאות והתחבורה הציבורית
קליטה ישירה	הוצאות ישירות לקליטה כגון "סל הקליטה"
מענקי שיכון	מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר דירה
עידוד המגזר העסקי	הוצאות בגין החוק לעידוד השקעת הון, מענקי מחקר ופיתוח ומענקים לענפי החקלאות
תשלום ריבית וסבסוד האשראי	תשלומי ריבית על חובות פנימיים וחיצוניים של המדינה
רזרבות	הרזרבה הכללית

תקציב פיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית הכבישים, במים, בתעשייה, בכיתות הלימוד, במוסדות בתחום הבריאות ובמבני ממשלה
השקעות בשיכון	השקעות משרד הבינוי והשיכון בתשתית ובדיור
משכנתאות	משכנתאות לזכאים, לעולים ולוותיקים
אשראי סיוע	אשראי סיוע למגזר העסקי ולפיתוח מפעלי ביוב
תשלום חובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה

תכנית התקציב הרב-שנתי

(באלפי ש״ח)

	הצעת התקציב לשנת 2008	תכנית התקציב לשנת 2009	תכנית התקציב לשנת 2010
סך-הכול כללי	**301,518,814**	**302,062,998**	**312,430,008**
=========	==========	==========	==========
חלק א: תקציב רגיל	216,456,249	217,035,784	219,830,746
חלק ב: תקציב פיתוח וחשבון הון	85,062,565	85,027,214	92,599,262
חלק א: תקציב רגיל	**216,456,249**	**217,035,784**	**219,830,746**
משרדי הממשלה	16,419,389	15,470,436	15,559,950
ביטחון וביטחון פנים	56,789,603	55,077,317	55,637,672
שירותי חברה ורשויות מקומיות	56,531,509	57,431,542	58,222,012
תשלומי העברה לפרטים	37,664,382	38,658,425	39,402,584
תמיכות במחירי מוצרים ושירותים	3,594,924	3,625,452	3,725,484
קליטת עלייה	1,340,190	1,325,012	1,342,015
מענקי שיכון	2,010,554	1,984,021	1,999,254
עידוד המגזר העסקי	2,094,451	2,025,321	2,042,354
תשלום ריבית וסיבסוד אשראי	34,547,584	35,919,958	36,319,813
רזרבות	5,463,663	5,518,300	5,579,608
חלק ב: תקציב פיתוח וחשבון הון	**85,062,565**	**85,027,214**	**92,599,262**
השקעות בתשתית	9,934,994	10,001,939	11,207,802
השקעות בשיכון	898,996	815,424	844,111
מתן אשראי למשכנתאות	1,336,549	1,347,523	1,332,001
מתן אשראי אחר והוצאות הון	218,026	212,004	214,021
תשלום חובות	72,674,000	72,650,324	79,001,327

חלק ו

נספחים

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק למשך שנה ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע שהצעת התקציב תהיה מפורטת ותונח על שולחן הכנסת לא יאוחר מ-60 יום לפני תחילת שנת התקציב.

"חוק יסודות התקציב, התשמ"ה-1985" הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק תקציב שנתי
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת
- דרכי השימוש ברזרבות
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו
- מגבלות האשראי על רשויות מקומיות ועל גופים מתוקצבים
- הוראות מיוחדות לגבי גופים מתוקצבים

בהתאם לאמור בחוק יסודות התקציב, מוצע חוק התקציב השנתי, הקובע את ההוצאה המרבית שהממשלה מורשית להוציא בשנת הכספים השוטפת ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים ב"תוספת הראשונה".

ב"תוספת השנייה" לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב השנתי, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק הרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של "התוספת הראשונה" לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של "התוספת הראשונה".

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של "התוספת הראשונה", מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים. גם אם יתבצע התשלום בשנים הבאות, הסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי תכניות בתקציב הרגיל שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח אדם

מספר המשרות המרבי שהממשלה ראשית למלא בשנה מסוימת מופיע בטור הרביעי של "התוספת הראשונה".

בסיס הוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוֹכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

ב"תוספת הראשונה" קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

שימוש בעודפי שנה קודמת

כספים שלא הוצאו בשנה מסויימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתוֹסף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים

באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים את פרטי ההוצאה מתקציב השנה הקודמת, שלגביהם לא יקוזזו הגירעונות, אם יהיו כאלה, בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

שינויים בחוק התקציב במהלך שנת הכספים

"חוק יסודות התקציב" מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק, מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים.

בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע "חוק יסודות התקציב" וחוק התקציב השנתי. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות, וכן להאציל את סמכויותיו לפי "חוק יסודות התקציב", לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על ביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים. החשבים הללו אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים מתוקצבים, לרשויות מקומיות ולגופים נתמכים, מקנים סמכויות ביצוע, בנוסף לשר האוצר, גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה המגיש את הדין וחשבון השנתי שלו לכנסת. הערות והמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בשנת הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, שיא כוח אדם, תקציבי המפעלים העסקיים וההלוואות מבנק ישראל.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, הרשאה להתחייב ושיא כוח אדם של הממשלה. בצד ההוצאות, מורכבת התוספת הראשונה משלושה חלקים:

חלק א: התקציב הרגיל

תקציב זה מסווג לפי תחומי ממשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, ענפי המשק, תשלומי ריבית (למעט לבנק ישראל) וסבסוד אשראי ורזרבות.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

תחזית התקבולים והמלוות

תחזית ההכנסות מחולקת גם היא לשלושה חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, מלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו"ל.

תחזית תקציב הוצאות המס – ההטבות

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במס הכנסה והטבות במסים עקיפים.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח אדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א: תחזית תקבולים של מפעלים עסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (כמו לשכת הפרסום הממשלתית ומינהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

חלק ב: תחזית ההוצאות של מפעלים עסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעת תקציב 2008 הם במחירים של ממוצעים משוערים לתקופה ינואר-דצמבר 2008. הנתונים המתייחסים לתקציבי 2006 ו-2007, נקובים במחירי התקציב המקורי לשנת 2006 ו-2007 בהתאמה.

מקדמי המעבר לשנות התקציב 2006-2008
ממוצע לעומת ממוצע
(באחוזים)

	2006	2007	2008
קניות *	0.0	0.0	0.0
שכר במגזר הציבורי	1.8	2.5	2.4
שכר ממשלתי	1.95	2.6	2.3
מטבע חוץ (דולר)	-0.7	-3.1	-2.9
תשומות בנייה *	0.0	0.0	0.0

* למעט קידומים מתוקף חקיקה והסכמים.

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה לשנת התקציב הבאה. אי לכך אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לעליית מחירים לשנה הבאה.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

לוחות התקציב

שיא כוח אדם לשנים: 2006 - 2008

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	סך-הכול כללי	**77,831.5**	**75,957.5**	**69,336.5**
	סך-הכול משרדי ממשלה	**59,075**	**57,541**	**55,878.5**
01	נשיא המדינה	39.5	36	36
02	הכנסת	484	484	468
04	משרד ראש הממשלה	871.5	756.5	704.5
05	משרד האוצר	4,993.5	4,902	5,130
06	משרד הפנים	880	890	901
07	המשרד לביטחון הפנים	26,011	25,680	24,964 *
08	משרד המשפטים	3,919	3,438	3,178
09	משרד החוץ	1,019	946	904.5
11	משרד מבקר המדינה	550	555	516.5
15	משרד הביטחון	1,738	1,739	1,761 *
17	היחידה לתיאום הפעולות בשטחים	147	144	139
19	משרד המדע, התרבות והספורט	71.5	72	76.5
20	משרד החינוך	1,543	1,598	1,616
23	משרד הרווחה	2,317	2,208	2,228
24	משרד הבריאות	8,674.5	8,377.5	7,898.5
25	תגמולים לנכי רדיפות הנאצים	58	58	56
26	המשרד להגנת הסביבה	212	189	185
29	משרד הבינוי השיכון	551	583	577
30	המשרד לקליטת עלייה	347.5	351	373
33	משרד החקלאות ופיתוח הכפר	1,167	1,179	1,239.5
34	משרד התשתיות הלאומיות	153	248	249
36	משרד התעשייה, המסחר והתעסוקה	1,610.5	1,579.5	1,566
37	משרד התיירות	139.5	145	127.5
39	משרד התקשורת	87	88	81
40	משרד התחבורה	543	498	590
41	רשות ממשלתית למים וביוב	93.5		
43	המרכז למיפוי ישראל	253.5	226	228
46	חוק חיילים משוחררים	22	22	22 *
54	רשויות פיקוח	7	7	7
56	נציבות שוויון זכויות לאנשים עם מוגבלות	7		
68	היחידה לעניין עובדים זרים	65	61.5	56
47	רזרבה כללית	500	480	

* נתוני תקציב מקורי לשנת 2006.

שיא כוח אדם לשנים: 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	סך-הכול מפעלים עסקיים	**18,756.5**	**18,416.5**	**13,458**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	102	103	111
94	בתי חולים ממשלתים	18,182.5	17,837	12,853.5
95	נמל יפו ונמל חדרה	5	5	5
98	מינהל מקרקעי ישראל	467	471.5	488.5

סך תקני כוח אדם לשנת 2008

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**77,831.5**	**17,734**	**95,565**
	סך-הכול משרדי ממשלה	**59,075**	**16,555**	**75,630**
01	נשיא המדינה	39.5	21	60
02	הכנסת	484	92	576
04	משרד ראש הממשלה	871.5	1,226	2,098
05	משרד האוצר	4,993.5	1,073	6,066
06	משרד הפנים	880	581	1,461
07	המשרד לביטחון הפנים	26,011	3,160	29,171
08	משרד המשפטים	3,919	3,138	7,057
09	משרד החוץ	1,019	1,380	2,399
11	משרד מבקר המדינה	550		550
14	מימון מפלגות		10	10
15	משרד הביטחון	1,738	65	1,738
17	היחידה לתיאום הפעולות בשטחים	147	55	212
19	משרד המדע, התרבות והספורט	71.5	764	127
20	משרד החינוך	1,543	431	2,307
23	משרד הרווחה	2,317		2,748
24	משרד הבריאות	8,674.5	1,492	10,166
25	תגמולים לנכי רדיפות הנאצים	58	25	83
26	המשרד להגנת הסביבה	212	305	517
29	משרד הבינוי השיכון	551	161	712
33	משרד החקלאות ופיתוח הכפר	1,167	678	1,845
34	משרד התשתיות הלאומיות	153	63	216
36	משרד התעשייה, המסחר והתעסוקה	1,610.5	234	1,844
37	משרד התיירות	139.5	38	177

סך תקני כוח אדם לשנת 2008 (המשך)

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
39	משרד התקשורת	87	62	149
40	משרד התחבורה	543	402	945
41	רשות ממשלתית למים וביוב	93.5	123	216
43	המרכז למיפוי ישראל	253.5	1	255
46	חוק חיילים משוחררים	22		22
54	רשויות פיקוח	7	127	134
56	נציבות שיוויון זכויות לאנשים עם מוגבלויות	7	22	29
68	היחידה לעניין עובדים זרים	65	198	263
47	רזרבה כלכלית	500	500	1,000
	סך-הכל מפעלים עסקיים	**18,756.5**	**1,178**	**19,935**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	102	27	129
94	בתי חולים ממשלתים	18,182.5	918	19,101
95	נמל יפו ונמל חדרה	5	2	7
98	מינהל מקרקעי ישראל	467	232	699

סך תקני כוח אדם לשנים 2006 - 2008

(שיא כוח אדם + עבודה בלתי צמיתה במונחי משרות)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	תקציב מקורי לשנת 2006
	סך-הכול כללי	**95,565**	**93,838**	**92,779**
	סך-הכול משרדי ממשלה	**75,630**	**74,276**	**73,514**
01	נשיא המדינה	60	53	52
02	הכנסת	576	585	594
04	משרד ראש הממשלה	2,098	1,485	1,391
05	משרד האוצר	6,066	6,150	6,324
06	משרד הפנים	1,461	1,456	1,468
07	המשרד לביטחון הפנים	29,171	28,840	28,034
08	משרד המשפטים	7,057	6,637	6,244
09	משרד החוץ	2,399	2,359	2,384
11	משרד מבקר המדינה	550	544	555
14	מימון מפלגות	10	617	620
15	משרד הביטחון	1,738	1,739	1,761
17	היחידה לתיאום הפעולות בשטחים	212	209	216
19	משרד המדע, התרבות והספורט	127	121	59
20	משרד החינוך	2,307	2,325	2,402
23	משרד הרווחה	2,748	2,625	2,612
24	משרד הבריאות	10,166	9,866	10,038
25	תגמולים לנכי רדיפות הנאצים	83	85	86
26	המשרד להגנת הסביבה	517	475	455
29	משרד הבינוי השיכון	712	746	754
30	המשרד לקליטת עלייה	478	466	503
33	משרד החקלאות ופיתוח הכפר	1,845	1,836	1,901
34	משרד התשתיות הלאומיות	216	399	400
36	משרד התעשייה, המסחר והתעסוקה	1,844	1,751	1,772
37	משרד התיירות	177	179	187
39	משרד התקשורת	149	152	147
40	משרד התחבורה	945	880	891
41	רשות ממשלתית למים וביוב	216		
43	המרכז למיפוי ישראל	255	256	262
46	חוק חיילים משוחררים	22	22	23
54	רשויות פיקוח	134	132	121
56	נציבות שוויון זכויות לאנשים עם מוגבלות	29	22	9
68	היחידה לעניין עובדים זרים	263	266	252
47	רזרבה כללית	1,000	1,000	997
	סך-הכול מפעלים עסקיים	**19,935**	**19,562**	**19,265**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	129	129	132
94	בתי חולים ממשלתיים	19,101	18,745	18,454
95	נמל יפו ונמל חדרה	7	7	8
98	מינהל מקרקעי ישראל	699	681	671

תקציב הוצאות ברוטו לשנים 2006 - 2008
(באלפי ש"ח)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	סך-הכול כללי	**315,763,352**	**295,425,427**	**284,093,514**
חלק א:	תקציב רגיל	229,727,293	222,689,587	213,292,035
חלק ב:	תקציב פיתוח וחשבון הון	86,036,059	72,735,840	70,801,479
חלק א:	**תקציב רגיל**	**229,727,293**	**222,689,587**	**213,292,035**
	ממשל ומינהל	**32,511,379**	**30,262,960**	**27,183,456**
01	נשיא המדינה	35,176	24,743	26,581
02	כנסת *	408,417	429,026	385,553
03	חברי ממשלה	96,958	92,956	14,287
04	משרד ראש הממשלה	3,454,028	3,448,951	3,255,104
05	משרד.האוצר	1,875,016	1,857,094	1,777,390
06	משרד הפנים	665,380	431,915	410,282
07	המשרד לביטחון הפנים	8,933,077	8,568,721	8,119,262
08	משרד המשפטים	2,616,874	2,504,161	2,026,212
09	משרד החוץ	1,461,947	1,337,720	1,321,152
11	משרד מבקר המדינה **	209,063	216,710	189,860
12	גימלאות ופיצויים	9,725,371	8,895,026	7,956,030
13	הוצאות שונות	1,859,915	1,349,322	453,900
14	מימון מפלגות	121,200	119,817	406,201
19	משרד המדע, התרבות והספורט	731,133	720,930	599,897
26	המשרד להגנת הסביבה	255,837	211,171	201,560
68	היחידה לעניין עובדים זרים	61,987	54,697	40,185
	ביטחון	**51,516,733**	**50,349,383**	**55,500,434**
15	משרד הביטחון	51,172,799	50,034,374	55,067,623
16	הוצאות חירום אזרחיות	199,436	170,235	311,855
17	היחידה לתיאום הפעולות בשטחים	144,498	144,774	120,956

תקציב הוצאות ברוטו לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
18	**רשויות מקומיות**	**3,889,017**	**4,002,500**	**4,042,877**
	==========	========	========	=======
	שירותי חברה	**93,153,916**	**89,716,067**	**83,759,195**
	=========	========	=========	========
20	משרד החינוך	29,090,160	27,395,584	26,371,693
21	ההשכלה הגבוהה	6,056,344	6,050,394	5,752,431
23	משרד הרווחה	4,882,383	4,522,816	4,253,932
24	משרד הבריאות	18,328,715	18,997,100	17,648,872
25	תגמולים לנכי רדיפות הנאצים	1,936,582	1,588,054	1,487,134
29	משרד הבינוי והשיכון	208,942	216,842	209,837
30	המשרד לקליטת עלייה	1,368,535	1,411,185	1,345,256
32	תמיכות שונות	4,729,472	4,876,255	3,006,594
46	חוק חיילים משוחררים	1,221,204	1,251,196	1,216,900
56	נציבות שוויון זכויות לאנשים עם מוגבלות	8,542	6,642	1,938
	כלכלה ומשק	**8,645,001**	**7,927,153**	**7,731,490**
	=========	=======	========	=======
33	משרד החקלאות ופיתוח הכפר	932,580	886,406	1,008,077
34	משרד התשתיות הלאומיות	87,600	197,620	172,746
35	הועדה לאנרגיה אטומית	147,927	147,927	145,708
36	משרד התעשייה, המסחר והתעסוקה	2,051,677	1,862,999	1,698,456
37	משרד התיירות	261,231	199,325	257,909
38	תמיכות בענפי משק	2,106,429	1,726,972	2,041,485
39	משרד התקשורת	50,134	48,140	58,219
40	משרד התחבורה	639,794	522,095	449,817
41	הרשות הממשלתית למים וביוב	109,186		
42	מענקי בינוי ושיכון	2,017,374	2,095,264	1,640,600
43	המרכז למיפוי ישראל	93,872	93,870	78,014
54	רשויות פיקוח	147,197	146,535	180,459

תקציב הוצאות ברוטו לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
44	**סיבסוד אשראי**	**24,584**	**32,450**	**26,961**
45	**תשלום ריבית ועמלות**	**34,523,000**	**35,523,000**	**35,047,622**
	רזרבות	**5,463,663**	**4,876,074**	
47	רזרבה כללית	5,463,663	4,876,074	
חלק ב:	**תקציב פיתוח וחשבון הון**	**86,036,059**	**72,735,840**	**70,801,479**
	תקציב פיתוח	13,362,059	13,141,840	11,714,901
	השקעות במימשל ומינהל	**661,624**	**627,571**	**526,610**
51	דיור ממשלתי	100,163	99,620	63,831
52	משטרה ובתי סוהר	372,417	298,307	332,317
53	בתי משפט	139,578	163,850	101,999
55	אוצר	49,466	65,794	28,463
57	**רשויות מקומיות**			**49,781**
	השקעות בשירותי חברה	**3,710,349**	**4,794,792**	**4,078,992**
60	חינוך	526,883	543,226	395,112
67	בריאות	363,715	292,115	293,614
70	שיכון	2,819,751	3,959,451	3,390,266

תקציב הוצאות ברוטו לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	השקעות בענפי משק	**8,990,086**	**7,719,477**	**7,059,518**
58	תאגידים עירוניים למים וביוב ***		30,804	26,901
73	מפעלי מים	654,378	414,829	585,758
76	פיתוח תעשייה	139,897	133,123	51,697
78	תיירות	183,388	149,931	72,724
79	פיתוח תחבורה	5,222,472	4,630,658	3,797,796
83	הוצאות פיתוח שונות	2,789,951	2,360,132	2,524,642
84	תשלום חובות	72,674,000	59,594,000	59,086,578

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.
** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה
*** החל בשנת 2008 יתוקצב בסעיף 73 (מפעלי מים).

תקציב הוצאות נטו לשנים 2006 - 2008
(באלפי ש"ח)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	סך-הכול כללי	**301,518,814**	**282,864,058**	**271,863,048**
חלק א:	**תקציב רגיל**	**216,456,249**	**211,245,645**	**202,272,818**
חלק ב:	**תציב פיתוח וחשבון הון**	**85,062,565**	**71,618,413**	**69,590,230**
חלק א:	**תקציב רגיל**	**216,456,249**	**211,245,645**	**202,272,818**
	ממשל ומינהל	**30,193,896**	**28,149,501**	**25,642,181**
01	נשיא המדינה	34,376	24,125	26,141
02	כנסת *	406,237	426,846	385,549
03	חברי ממשלה	96,958	92,956	14,287
04	משרד ראש הממשלה	3,422,699	3,366,277	3,227,962
05	משרד האוצר	1,572,890	1,578,034	1,526,882
06	משרד הפנים	629,021	384,556	384,071
07	המשרד לביטחון הפנים	8,380,495	8,071,547	7,736,922
08	משרד המשפטים	2,011,588	1,936,107	1,712,169
09	משרד החוץ	1,408,393	1,282,295	1,295,157
11	משרד מבקר המדינה **	209,063	216,710	189,860
12	גימלאות ופיצויים	9,185,371	8,460,026	7,540,899
13	הוצאות שונות	1,794,500	1,253,971	428,622
14	מימון מפלגות	121,200	119,817	406,201
19	משרד המדע, התרבות והספורט	713,752	700,837	566,687
26	המשרד להגנת הסביבה	145,366	180,700	160,587
68	היחידה לעניין עובדים זרים	61,987	54,697	40,185
	ביטחון	**48,409,108**	**47,891,844**	**51,736,585**
15	משרד הביטחון	48,119,230	47,630,805	51,337,616
16	הוצאות חירום אזרחיות	199,436	170,235	311,855
17	היחידה לתיאום הפעולות בשטחים	90,442	90,804	87,114

תקציב הוצאות נטו לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
18	**רשויות מקומיות**	**3,889,017**	**4,002,500**	**4,042,877**
	==========	========	========	========
	שירותי חברה	**86,194,523**	**83,692,713**	**79,048,770**
	=========	=========	=========	=========
20	משרד החינוך	27,577,742	25,877,676	25,098,523
21	ההשכלה הגבוהה	6,056,344	6,050,394	5,731,351
23	משרד הרווחה	3,659,993	3,355,304	3,099,155
24	משרד הבריאות	15,339,871	16,153,260	15,421,580
27	העברות לביטוח לאומי	25,323,037	23,399,999	22,464,608
25	תגמולים לנכי רדיפות הנאצים	1,934,770	1,586,242	1,486,250
29	משרד הבינוי והשיכון	205,442	213,342	208,105
30	המשרד לקליטת עלייה	1,340,190	1,375,803	1,343,690
32	תמיכות שונות	3,527,388	4,422,855	2,976,670
46	חוק חיילים משוחררים	1,221,204	1,251,196	1,216,900
56	נציבות שוויון זכויות לאנשים עם מוגבלות	8,542	6,642	1,938
	כלכלה ומשק	**7,758,458**	**7,077,563**	**6,727,874**
	=========	========	========	========
33	משרד החקלאות ופיתוח הכפר	709,578	664,299	815,748
34	משרד התשתיות הלאומיות	82,646	189,112	165,732
35	הועדה לאנרגיה אטומית	147,927	147,927	145,708
36	משרד התעשייה, המסחר והתעסוקה	1,985,548	1,810,053	1,623,811
37	משרד התיירות	252,974	190,644	254,900
38	תמיכות בענפי משק	1,638,936	1,280,967	1,429,911
39	משרד התקשורת	49,686	47,692	57,685
40	משרד התחבורה	558,354	461,245	377,519
41	הרשות הממשלתית למים וביוב	105,968		
42	מענקי בינוי ושיכון	2,010,554	2,069,876	1,611,903
43	המרכז למיפוי ישראל	69,390	69,513	64,706
54	רשויות פיקוח	146,897	146,235	180,251

תקציב הוצאות נטו לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
44	**סבסוד אשראי**	**24,584**	**32,450**	**26,909**
45	**תשלום ריבית ועמלות**	**34,523,000**	**35,523,000**	**35,047,622**
	רזרבות	**5,463,663**	**4,876,074**	
47	רזרבה כללית	5,463,663	4,876,074	
חלק ב:	**תקציב פיתוח וחשבון הון**	**85,062,565**	**71,618,413**	**69,590,230**
	תקציב פיתוח	**12,388,565**	**12,024,413**	**10,503,652**
	השקעות במימשל ומינהל	**548,967**	**507,018**	**421,284**
51	דיור ממשלתי	35,350	35,350	19,032
52	משטרה ובתי סוהר	336,573	261,029	299,790
53	בתי משפט	138,578	162,850	101,999
55	אוצר	38,466	47,789	463
57	**רשויות מקומיות**			**49,781**
	השקעות בשירותי חברה	**2,956,376**	**3,912,369**	**3,003,388**
60	חינוך	526,883	543,226	395,112
67	בריאות	286,292	214,692	250,523
70	שיכון	2,143,201	3,154,451	2,357,753

תקציב הוצאות נטו לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	השקעות בענפי משק	**8,883,222**	**7,605,026**	**7,029,199**
58	תאגידים עירוניים למים וביוב ***		30,804	26,901
73	מפעלי מים	648,378	408,829	585,758
76	פיתוח תעשייה	99,897	93,123	44,942
78	תיירות	183,388	149,931	72,724
79	פיתוח תחבורה	5,162,472	4,621,658	3,775,096
83	הוצאות פיתוח שונות	2,789,087	2,300,681	2,523,778
84	תשלום חובות	72,674,000	59,594,000	59,086,578

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.
** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.
*** החל בשנת 2008 יתוקצב בסעיף 73 (מפעלי מים).

תשלום חובות קרן לשנים 2006 - 2008 *

(באלפי ש"ח)

	הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
סך הכול-כללי	**72,674,000**	**59,594,000**	**59,086,578**
מלוות פנים	**59,606,000**	**49,168,000**	**45,512,360**
ביטוח לאומי	6,823,000	6,731,000	6,686,377
מלוות באמצעות מינהל מלוות המדינה	52,783,000	42,437,000	38,825,983
מלוות חוץ	**13,068,000**	**10,426,000**	**13,574,218**
מלווה העצמאות והפיתוח	9,446,000	6,085,000	6,050,356
מלוות על סמך ערבויות מארה"ב	1,653,000	1,390,000	4,097,668
מלוות שונים	1,969,000	2,951,000	3,426,194

* כולל פירעון קרן לביטוח לאומי

תשלום חובות ריבית (ברוטו) לשנים 2006 - 2008
(באלפי ש"ח)

	הצעת התקציב לשנת 2008	תקציב מקורי לשנת 2007	ביצוע התקציב לשנת 2006
סך-הכול כללי	**34,523,000**	**35,523,000**	**35,047,622**
מלוות פנים	**27,393,000**	**28,392,000**	**27,843,789**
ביטוח לאומי	5,922,000	5,553,000	5,205,589
מלוות באמצעות מנהל מלוות המדינה	20,833,000	22,081,000	21,889,702
מלוות חובה	24,000	24,000	5,819
כספי אמיסיות ובנקים	614,000	734,000	423,101
מלוות והפקדות שונות			319,578
מלוות חוץ	**7,130,000**	**7,131,000**	**7,203,833**
מלווה העצמאות והפיתוח	1,565,000	2,000,000	2,310,159
מלוות על סמך ערבויות ממשלת מארה"ב	2,917,000	2,625,000	2,248,179
מלוות שונים	2,648,000	2,506,000	2,645,495

ריכוז התקבולים והמלוות לשנים 2006 - 2008
(באלפי ש״ח)

		הצעת התקציב לשנת 2008	חוק מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	סך-הכול כללי	**301,518,814**	**282,864,058**	**271,865,453**
חלק א:	תקבולים שוטפים	216,456,249	211,245,645	202,275,223
חלק ב:	תקבולים ממילוות וחשבון הון	85,062,565	71,618,413	69,590,230
חלק א:	**תקבולים שוטפים**	**216,456,249**	**211,245,645**	**202,275,223**
	מסים ותשלומי חובה	191,867,183	180,756,235	177,256,574
	מסי הכנסה ורכוש	103,600,000	99,100,000	98,973,297
001	מס הכנסה	89,800,000	83,950,000	84,329,076
002	מע"מ על מלכ"רים ומוסדות פיננסיים	8,600,000	8,100,000	8085656
003	מס שבח	1,400,000	1,500,000	1,761,490
004	מס רכישה	3,300,000	3,500,000	3,300,583
005	מס מכירה ומס רכוש	100,000	100,000	112,722
007	מס מעסיקים	400,000	1,950,000	1,383,770
	מסי הוצאה	88,267,183	81,656,235	78,283,277
011	מכס והיטל על הייבוא	2,100,000	2,200,000	1,897,163
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	55,067,183	50,856,235	49,833,020
013	מס קנייה	13,400,000	12,100,000	11,276,514
015	בלו	700,000	700,000	744,587
018	מס דלק	12,000,000	10,900,000	10,097,983
020	מס בולים			112,487
024	אגרות כלי רכב			2,454,030
025	אגרות ורשיונות אחרים	5,000,000	4,900,000	1,867,493
	ריבית ורווחים	2,236,900	2,575,873	2,859,811
034	ריבית במט"ח	136,900	150,000	452,244
035	ריבית בשקלים	2,100;000	2,425,873	2,407,567

ריכוז התקבולים והמלוות לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	חוק מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	תמלוגים	951,599	629,000	844,171
042	תמלוגים ממפעלים עסקיים			
043	תמלוגים מאוצרות טבע	188,599	189,000	261,399
044	תמלוגים מחברות ממשלתיות	308,000	120,000	99,954
045	דיבידנדים מחברות ממשלתיות	455,000	320,000	482,818
	תקבולים שונים	2,687,037	1,139,000	2,364,490
046	החזר על חשבון תקציב שנים קודמות	27,913	28,000	53,544
047	הכנסות משירותים שונים	2,298,050	850,000	1,940,473
050	דמי שימוש בנכסים ממשלתיים	204,837	205,000	198,554
048	הכנסה מיועדת מעל האומדן	156,237	56,000	171,919
049	ריווחי בנק ישראל שמומשו			
	העברה מחלק ב	18,713,530	26,145,537	18,950,177
חלק ב:	**תקבולים ממילוות וחשבון הון**	**85,062,565**	**71,618,413**	**69,590,230**
	החזר השקעות והלוואות הממשלה	5,330,000	6,015,000	7,379,132
051	גביית קרן בשקלים	5,300,000	5,483,000	5,732,102
053	גביית קרן במט"ח	30000		110,368
076	הכנסות ממכירת קרקעות מדינה		532,000	1,536,662
	הפרשות לפנסיה ולפיצויים	24,483	24,700	14,364
071	הפרשות יחידות משקיות			-518
072	הפרשות מפעלים עסקיים	10,306	10,500	9,067
073	הפרשות לפנסיה-חברות	14,177	14,200	5,815
	הכנסות הון	4,032,000	4,500,000	4,668,758
075	הכנסה ממכירת חברות ובנקים	4,032,000	4,500,000	4,668,758

ריכוז התקבולים והמלוות לשנים 2006 - 2008 (המשך)

		הצעת התקציב לשנת 2008	חוק מקורי לשנת 2007	ביצוע התקציב לשנת 2006
	מלוות בארץ	76,025,112	65,709,000	52,358,758
081	מלווה מהמוסד לביטוח לאומי	14,511,937	12,084,000	13,550,000
082	הכנסה מאמיסיות והפקדות	61,513,175	53,625,000	38,808,758
	מלוות ומענקים מחו"ל	18,364,500	21,515,250	24,119,395
900	מלווה עצמאות ופיתוח	4,100,000	4,393,000	5,306,865
901	בניכוי: הוצאות הפצה	-220,000	-220,000	-224,546
	מלוות ומענקים מארה"ב:			
902	- ביטחון	10,384,500	10,432,650	12,372,490
904	- סיוע אזרחי		531,600	1,799
907	- מלוות אחרים	4,100,000	6,378,000	6,662,787
908	הלוואות בנקאיות			
	העברה לחלק א	-18,713,530	-26,145,537	-18,950,177